EXHIBIT D

Government of Jamaica

This description of the Government of Jamaica is dated as of June 27, 2025 and appears as Exhibit (D) to the Government of Jamaica’s Annual Report on Form 18-K to the US Securities and Exchange Commission for the fiscal year ended March 31, 2025.

Recent Developments

Impact of Recent Developments on Jamaica

For FY 2020/21, all industries were negatively impacted by COVID-19 and measures implemented to stem the spread of the virus locally and globally. Real Gross Domestic Product (“GDP”) was estimated to have contracted by 11.0%, the largest recorded contraction, and reflected declines in all industries with the exception of the construction and producer of government services industries. The largest contractions were recorded in the hotels and restaurant industry, a decline of 65.6%, other services (which includes recreational, sporting and cultural activities), a decline of 28.2% and transport, storage and communication, a decline of 13.5%.

For FY 2021/22 the Jamaican economy grew by 8.2%, reflecting growth in all industries except the mining and quarrying industry, which contracted by 38.7%. The largest increases were recorded in the hotels and restaurants and other services industries by 125.5% and 13.8%, respectively. These increases were against the background of the negative impact of COVID-19 on contact-intensive industries, such as hotels and restaurants and other services. However, Jamaica’s GDP still remained 3.8% below its pre-COVID-19 high in FY 2018/19. For FY 2022/23, the Jamaican economy grew by 4.7%, reflecting growth in all industries except construction and producers of government services, which contracted by 4.3% and 0.1%, respectively. The main drivers of growth were hotels and restaurants (up 34.6%) and other services (up 11.5%). At the end of FY 2022/23, the Jamaican economy had fully recovered from the impact of the COVID-19 pandemic and entered a new growth phase, with most industries above its pre-COVID-19 levels in FY 2018/19.

For FY 2023/24, the Jamaican economy grew by 1.9%, reflecting growth in all industries except agriculture, forestry and fishing, construction, wholesale and retail trade and producer of government services industries, which declined by 2.3%, 2.0%, 0.2% and 0.5%, respectively. The decline in the agriculture, forestry and fishing industry was mainly due to weather related shocks in the form of a drought that impacted crop yields. The main drivers of growth were mining and quarrying, which increased by 58.8%, hotels and restaurants, which increased by 7.8%, and electricity and water supply, which increased by 6.2%. As at October 2023, employment in the accommodation and food services industry increased by 18.6% compared to October 2021. This growth was also reflected in the hotel and restaurants industry, which grew by 48.1% and 13,1% in 2022 and 2023, respectively. Overall, employment in the tourism industry grew by 12.5% in October 2023 compared to October 2021. Preliminary data on tourism expenditure for FY 2023/24 revealed a 9.1% increase to US$4,367.8 million relative to FY 2022/23. This increase was supported by a 9.6% increase to 4,310,322 persons in total visitor arrivals for FY 2023/24 relative to FY 2022/23. The growth in total visitor arrivals reflected an increase in stopover arrivals of 9.5% to 2,958,410 visitors and cruise passenger arrivals to 1,351,912 visitors compared with 1,230,914 in the corresponding period of FY 2022/23.

For FY 2024/25, the Jamaican economy contracted by 0.7%, reflecting declines in all industries except transport, storage and communications, electricity and water supply and finance and insurance services. The declines in most industries were mainly due to the adverse impact of Hurricane Beryl and Tropical Storm Rafael in September 2024 and December 2024, respectively. The main industries contributing to the contraction were construction, wholesale and retail trade, repairs, installation of machinery and equipment, and manufacturing, which decreased by 2.9%, 1.3% and 1.2%, respectively. Recent macro- and micro-economic developments have resulted in a declining unemployment rate in Jamaica throughout 2024, with the lowest rate recorded in October 2024. In January 2024, the Statistical Institute of Jamaica (“STATIN”) changed the methodologies for calculating employment statistics to incorporate recommendations from the 19th, 20th and 21st International Conferences of Labour Statisticians of the International Labour Organization. Under the new methodology, as of October 2024, the number of unemployed persons was 51,300 and the unemployment rate was 3.5%.

The tourism industry is the leading gross earner of foreign exchange for Jamaica and makes a significant contribution to employment. The tourism sector employed 12.6% of the employed labor force in October 2019, and when the borders closed as a result of the COVID-19 pandemic, approximately 90% of the tourism sector staff were laid off. As of July 2023, there were approximately 149,600 directly employed persons in the accommodation sub-sector, a decline of 4.3% from 156,400 persons as of July of 2022. Under STATIN’s new methodology, as of October 2024, the tourism sector employed 8.2% of the employed labor force, and there were approximately 116,300 directly employed persons in the accommodation sub-sector, a decline of 2.9% from 119,800 persons as of January 2024. Preliminary visitor arrivals decreased by 6.0%, while stopover arrivals grew by 0.2% during the final quarter of 2024 as compared to the same period in 2023. For the final quarter of 2024, cruise passengers declined by 17.2% as it totaled 324,878 passengers compared with 392,503 during the same period in 2023.

Hurricane Beryl

On July 3, 2024, Hurricane Beryl made landfall in Jamaica, leading to widespread flooding, blocked roadways and electrical outages in several parts of the southern portion and other rural areas of the island. In the wake of this hurricane, the relief effort has been funded through access to Jamaica’s national disaster (contingencies) fund and the Caribbean Catastrophe Risk Insurance Facility (“CCRIFF”) payout, among other sources. As at October 2024, the Government allocated J$700.0 million towards the agricultural and fisheries sector to aid farmers and fishermen who were adversely affected by Hurricane Beryl. The Ministry of Local Government and Community Development allocated approximately J$5.0 million for welfare, food and other recovery activities, and J$3.0 million to constituencies with severe damage. Additionally, the Ministry of Labour and Social Security has assisted in the distribution of relief packages and emergency grants through the Rebuild Jamaica Initiative, where individuals whose homes were affected by Hurricane Beryl could access (i) J$50,000 (for homes with minor damage), (ii) J$150,000 (for homes with severe damage) and (iii) J$400,000 (for destroyed homes). Relief funding has been primarily used for the provision of care packages and assistance to restore livelihoods for those who were badly affected by Hurricane Beryl.

The following table shows monetary donations to Jamaica in support of Hurricane Beryl recovery efforts:

Monetary Donations to Support Hurricane Beryl Relief

Funding entity	Donation	Donation sum (US$)
Food for the Poor	Hurricane Beryl Relief Fund—as of May 2025, the fund has raised US$84,125.19 in donations.	84,125.19
International Federation of the Red Cross (IFRC)	Emergency Appeal established for Jamaica and other Caribbean countries impacted by Hurricane Beryl to serve 5,000 affected households over a 12-month period. Target is to raise 4.0 million CHF to aid the most vulnerable households.	4,478,731.64
USAID /BHA; Emergency Response Programme—Regional Disaster Assistance Programme (RDAP)	Provision of US$2.5 million (approximately J$400.0 million) to repair homes, address water and sanitation needs, support logistical operations; and provide essential relief items, such as clean-up kits, hygiene kits, and tarpaulins.	2,500,000.00

NCB Build a Better Jamaica Fund	The Build a Better Jamaica Fund is administered by the NCB Foundation and is used to provide disaster relief and support recovery efforts. J$300.0 million was raised, and NCB matched J$150.0 million bringing the total to J$450.0 million as at July 29, 2024. The donation link was accessed through the GOJ Disaster Fund Portal (launched on July 8, 2024) located on the OPM website.	2,873,304.51
WFP – Cash Assistance Programme – GOJ Rebuild Jamaica Initiative	GOJ launched the Cash Assistance Programme as part of the Rebuild Jamaica Initiative where J$1 billion will be disbursed to beneficiaries from critical sectors and affected households island-wide. The program will be implemented over a two-month period, with priority given to affected households that meet an established criterion by the WFP. A total of 11,500 recorded affected households are targeted to receive cash assistance, along with farmers, fishermen and other livelihood based affected persons.	6,385,121.14
Peoples Republic of China	Donated more than US$7.5 million to support national recovery efforts.	7,500,000.00
Development Bank of Latin America and the Caribbean (CAF)	In response to the impacts of Hurricane Beryl, donations have been made to Jamaica, Barbados, Grenada, St. Lucia and St Vincent and the Grenadines. Jamaica received US$250,000 through designated official government channels.	250,000.00

Total		24,071,282.48

Source: National Preliminary Damage Assessment Report: Hurricane Beryl, ODPEM, 2024.

EXCHANGE RATES

The following table shows exchange rate information for the selling of US dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the JA dollar. The official exchange rate published by the Bank of Jamaica (“BOJ”) for US dollars on May 31, 2025 was J$160.12 per US$1.00.

Foreign Exchange Rates

Foreign Exchange Rates Year	Average for Period(1)	End of Period	Percentage Change(2) (End of Period)
	(spot weighted average ask in J$ for US$)
2020	142.84	142.65	7.60
2021	151.80	155.09	8.72
2022	153.88	152.05	(1.96)
2023	154.60	154.95	1.91
2024	157.00	156.42	0.95

Foreign Exchange Rates Month/Year	Average for Period(3)	End of Period	Percentage Change (End of Period)(4)
	(spot weighted average ask in J$ for US$)
January 2025	157.38	157.44	0.65
February 2025	158.11	157.33	(0.07)
March 2025	157.79	158.36	0.65
April 2025	158.77	159.46	0.70
May 2025	159.75	160.12	0.41

(1)	The weighted average of the exchange rates for annual periods is calculated as the simple average of end of month rates.
(2)	As compared to the prior year.
(3)	The monthly average exchange rates are calculated as the weighted average of all rates traded measured against the volumes traded within the month.
(4)	As compared to the prior month.

Source: Bank of Jamaica

PRESENTATION OF CERTAIN INFORMATION

All references in the annual report on Form 18-K to “Jamaica” and the “Government” are to the Government of Jamaica, unless otherwise indicated. All references to “JA dollars” and “J$” are to Jamaica dollars, all references to “US dollars” and “US$” are to the lawful currency of the United States of America, or US, all references to “€” are to Euro and all references to £ are to Great Britain Pounds. Historical amounts translated into JA dollars or US dollars have been converted at historical rates of exchange. References to annual periods (e.g., “2024”) refer to the calendar year ended December 31, and references to fiscal year or FY (e.g., “FY 2023/24” or “FY 2024/25”) refer to Jamaica’s fiscal year ended March 31. All references to “tonnes” are to metric tonnes. Jamaica publishes external economy information, such as external debt and goods and services exported, in US dollars. All international currencies, such as external debt denominated in Euro, are translated into US dollars. Domestic economy information is published by Jamaica in JA dollars. Components contained in tabular information in this annual report on Form 18-K may not add to totals due to rounding. The term “N/A” is used to identify economic or financial data that is not presented for a particular period because it is not applicable to such period and “n.a.” for economic or financial data that is not available.

Statistical information included in this report is the latest official data publicly available. Financial data provided may be subsequently revised in accordance with Jamaica’s ongoing maintenance of its economic data.

JAMAICA

Caribbean Sea
N
W
E
S
Montego Bay
Negril
Ocho Rios
Port Antonio
Mandeville
Spanish Town
Kingston
Caribbean Sea

Gulf of Mexico
Miami
THE BAHAMAS
Atlantic Ocean
MEXICO
CUBA
JAMAICA
Kingston
HAITI
DOM. REP.
Puerto Rico (U.S.)
BELIZE
HONDURAS
Caribbean Sea
EL SALVADOR
NICARAGUA
COSTA RICA
PANAMA
COLOMBIA
VENEZUELA

SUMMARY

The following is a summary of Jamaica’s economic information for the five years ended and as at December 31, 2024. This summary does not purport to be complete and is qualified by the more detailed information appearing elsewhere in this document.

Summary of Economic Information

	2020	2021	2022	2023	2024
DOMESTIC SECTOR(1)
Nominal GDP (J$ millions)	1,966,928.4	2,210,218.6	2,623,255.0	2,994,280.9	3,117,884.4
Nominal GDP (US$ millions)(2)	13,830.4	14,638.7	17,119.7	19,319.2	19,831.3
Total Value Added (J$ millions) at basic price(1)(2)	1,642,514.7	1,823,751.0	2,138,059.9	2,478,779.8	2,580,663.2
Real GDP(J$ millions) at basic price(3)	703,543.0	735,915.7	774,342.4	794,510.9	788,799.8
Real GDP at basic price (US$ millions)(2)(3)	10,233.1	10,703.9	11,262.9	11,556.2	11,473.5
Percent Change in Real GDP(3)	(9.9)	4.6	5.2	2.6	(0.7)
Real GDP at basic price per capita (J$/person)(3)	n.a.	n.a.	n.a.	n.a.	n.a.
Real GDP (J$ millions) at market price	n.a.	n.a.	n.a.	n.a.	n.a.
Real GDP at market price (US$ millions)(2)	n.a.	n.a.	n.a.	n.a.	n.a.
Percent change in Real GDP at market price	n.a.	n.a.	n.a.	n.a.	n.a.
Real GDP at market price per capita (J$/person)	n.a.	n.a.	n.a.	n.a.	n.a.
Inflation
Consumer Price Index (Percent Change)	5.2	7.3	9.4	6.9	5.0
Interest Rates (%)(4)
Weighted Average Loan Rate	11.8	11.5	11.4	12.0	12.1
Weighted Average Deposit Rate	1.1	1.1	1.6	2.5	2.7
Treasury Bill Yield(5)	0.9	4.3	8.2	8.5	6.2
Unemployment Rate (%)(6)	10.7	7.1	6.6	4.2	3.5
EXTERNAL SECTOR (US$ millions)
Average Annual Nominal Exchange Rate (J$/US$)	142.8	151.8	153.9	154.6	157.0
Export of Goods (f.o.b)	1,250.6	1,480.8	1,901.5	(2,001.9)	1,867.6
Alumina	425.8	387.7	224.0	470.4	682.8
Sugar	6.6	6.7	3.6	4.4	6.5
Imports of Goods (c.i.f)	4,802.9	6,026.7	7,809.6	7,660.0	7,350.3
Goods Balance	(2,948.5)	(2,781.8)	(4,608.0)	(4,399.5)	(4,199.4)
Current Account Balance	(156.9)	149.3	(136.4)	568.9	678.8
Gross Foreign Direct Investments	325.1	320.5	318.7	376.5	164.6
Net Foreign Direct Investments	318.4	264.3	258.4	380.4	163.5
Increase/(Decrease) in Reserves	(36.4)	874.6	(31.9)	789.3	825.5
Net International Reserves of the Bank of Jamaica	3,126.1	4,000.8	3,968.9	4,758.2	5,583.7
Weeks of Coverage of Goods Imports(7)	54.0	54.3	37.5	34.9	44.8
PUBLIC FINANCE (J$ millions)(8)
Revenue and Grants	575,401.1	720,557.0	827,775.11	925,283.0	1,058,575.6
Expenditure	635,911.3	698,895.5	819,988.99	924,110.8	1,050,899.6
Fiscal Surplus (Deficit)	(60,510.2)	21,661.5	7,786.12	1,172.3	7,675.9
Fiscal Surplus (Deficit) as a % of Nominal GDP	(3.1)	0.9	0.3	0.0	0.2
Primary Surplus	68,527.7	158,709.3	159,161.1	173,337.5	187,684.7
Primary Surplus as a % of Nominal GDP	3.5	6.8	5.8	5.7	5.9
Loan Receipts	221,924.9	149,597.5	118,293.5	199,888.6	254,711.7
Amortization	159,085.5	159,791.1	161,630.7	137,571.6	301,948.1
Overall Surplus (Deficit)	(31,299.3)	(5,059.5)	30,674.5	73,778.6	(22,662.7)
Overall Public Sector Surplus (Deficit)(9)	(62,142.2)	15,428.5	52,144.88	70,857.5	95,675.9
Overall Public Sector Surplus (Deficit) as a % of Nominal GDP	(3.2)	0.7	1.9	2.2	3.0
PUBLIC DEBT
Domestic Debt (J$ millions)(10)	776,483.2	824,074.0	845,782.4	830,152.2	828,719.7
Percent of Nominal GDP	39.5	37.3	32.2	27.2	26.6
Public Sector External Debt (US$ millions)	9,179.9	9,164.4	9,013.7	9,163.2	8,930.81
Percent of Nominal GDP	66.6	64.3	52.2	46.6	44.3
Total Public Sector Debt (J$ millions)	2,072,505.6	2,216,476.9	2,184,835.0	2,204,602.9	2,176,675.8
Percent of Nominal GDP	105.4	100.3	83.3	73.6	69.8
External Debt Service Ratio	15.8	11.8	12.5	14.1	14.9
TOURISM
Total Visitor Arrivals	1,329,675	1,535,165	3,330,680	4,169,732	4,153,655
Occupancy Rate (% Hotel Rooms)	35.9	44.4	63.0	68.2	65.5
Visitor Expenditures (US$ millions)	1,256.0	2095.1	3,621.4	4,316.0	4,312.5

(1)

The gross domestic product series has been revised. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition, the base year has been changed from 2003 to 2007.

(2)	Calculated using the mid-point of the exchange rate from the exports and imports.
(3)	At constant 2007 prices.
(4)	Interest Rates are on domestic currency loans and deposits.
(5)	Tenors of Treasury Bills are approximately 182 days.
(6)

The Jamaica Labour Force Survey is a quarterly survey conducted in January, April, July, and October. The unemployment rates reported are those for the October quarter of the respective year. Includes all persons without jobs, whether actively seeking employment or not. Unemployment rate for 2022 is as at July 2022 as no survey was conducted for October 2022.

(7)	Calculated on the basis of gross international reserves.
(8)	Fiscal year data from April 1 to March 31. For example, 2018 refers to the period April 1, 2018 to March 31, 2019.
(9)	Overall Public Sector comprises the central government of Jamaica (the “Central Government”), governmental statutory bodies and authorities and government-owned companies.
(10)	Does not include contingent liabilities in the form of guarantees of certain obligations of public entities.

Source: Bank of Jamaica, Statistical Institute of Jamaica, Ministry of Finance and the Public Service and Jamaica Tourist Board

JAMAICA

History

Originally settled by the Arawak Indians, Jamaica was first visited by Christopher Columbus in 1494 on his second voyage to the New World. Jamaica’s name derives from the Arawak word “Xaymaca,” which means “Land of Wood and Water.” In 1655, Admiral William Penn and General Robert Venables led a British force that conquered the island, ousting the Spaniards. Over the next 40 years, Jamaica became the stronghold of the Caribbean buccaneers who transformed Port Royal, then the island’s commercial center, into the richest city in the New World. The sugar industry, supported to a great extent by slaves transported from Africa until the abolition of slavery in 1834, formed the basis of the island’s economy. During its three centuries as a British colony, Jamaica was variously administered by a governor and a planter-controlled legislature, by British Crown Colony rule from London, England, and by a limited representative government in the late 19th and early 20th centuries. The Government granted universal adult suffrage in 1944. From 1958 to 1961, Jamaica was a member of the now-defunct West Indies Federation, which encompassed all of Britain’s Caribbean colonies. Although plans for independence first appeared in the 1940s, internal self-government did not begin until 1959. On August 6, 1962, Jamaica became an independent country within the British Commonwealth.

The historical development of the island has influenced Jamaican national symbols. Jamaica’s flag, a diagonal cross of gold on a green and black background, represents the statement, “The sun shineth, the land is green and the people are strong and creative.” The national crest incorporates the original Arawak inhabitants with the legend “Out of Many, One People,” which reflects the country’s multiracial heritage. Jamaica’s reggae music enjoys international renown.

Territory and Population

Jamaica, the third largest island in the Caribbean Sea, is located 558 miles (898 kilometers) southeast of Miami, Florida, 90 miles (144.8 kilometers) south of Cuba and 100 miles (160.9 kilometers) southwest of Haiti. The island has an area of 4,411 square miles (11,420 square kilometers), and its highest point is the Blue Mountain Peak, which rises 7,402 feet (2,256 meters) above sea level. The capital city, Kingston, located on the island’s southeast coast, also serves as Jamaica’s major commercial center. The natural harbor in Kingston is the seventh largest in the world. The country’s second-largest city, Montego Bay, located on the island’s northwest coast, is Jamaica’s main center for tourism. See “The Jamaican Economy—Principal Sectors of the Economy—Tourism.”

Jamaica’s population was estimated at 2,734,092 in 2019, a 1.2% change when compared with the 2011 population of 2,702,903. The interactions of the demographic processes, such as births, deaths and migration, resulted in a decline of the population growth rate from 0.3% in 2011 to 0.1% in 2019. The most recent population and housing census in 2011 reported 45.8% of Jamaicans resided in rural areas, while 54.2% lived in urban areas. Jamaica’s official language is English, and a dialect is also spoken by the majority of the population. A new census exercise began in FY 2022/23, and data processing is currently underway.

Society

Jamaica’s educational system is based on the British system. The school system consists of a pre-primary cycle of two years, followed by a primary cycle of six years, a secondary cycle of seven years, post-secondary and tertiary education. The education and training sector focuses on the development of the population, from early childhood through to the tertiary level and beyond. One focus is being placed on increasing the Government’s involvement at the early childhood education level in order to increase access to better quality education. Jamaica is also transforming the educational system with the introduction of schools focused on science, technology, engineering and math. This will help to increase the country’s level of skill in these four areas.

The Government has embarked on a new learner-centered curriculum (National Standards Curriculum) geared at fostering the development of critical thinking and higher order skills at the primary and secondary levels.

The HEART/NSTA Trust is the facilitating and coordinating body for technical and vocational workforce development in Jamaica. The HEART/NSTA Trust provides access to training, development of competence, assessment and certification to working age Jamaicans. It also facilitates career development and employment services island-wide. Training is provided both in the workplace (enterprise-based) as well as through formal Technical, Vocational and Educational Training (“TVET”) institutions and TVET special programs. Programs have also been implemented to increase access to all, especially unattached youths. As at March 2025, the HEART/NSTA Trust directly administered training in 26 institutions island-wide and over 72 community training interventions.

The educational system accommodates a variety of public and private schools. Post-secondary education is available to qualified candidates at 21 state institutions including community colleges, the Caribbean Maritime University, the University of Technology, the University of the West Indies and 47 private institutions including the University of the Commonwealth Caribbean, Northern Caribbean University, and International University of the Caribbean.

The HEART/NSTA Trust offers programs that target adults with low literacy and numeracy skills. According to the 2008 Jamaica Survey of Living Condition Survey Literacy Module, 91.7% of the population was “literate,” with 78.3% being “functionally literate” and 13.4% having only “basic literacy,” while 8.3% were “illiterate.” Data provided by UNESCO Institute for Statistics estimates the 2014 adult literacy rate (15 years and above) was approximately 88.1% (83.4% male and 92.7% female).

Recent macro- and micro-economic developments have resulted in an overall decline in the unemployment rate. See “The Jamaican Economy—Employment and Labor.” The unemployment rate in Jamaica during the past ten years has decreased from a high of 14.9% in October 2013 to a low of 4.2% in October 2023, however, in January 2024, STATIN’s methodologies for calculating employment statistics changed. Under the new methodology, the unemployment rate was 3.5% as of October 2024.

The Government remains committed to prioritizing effective coverage by the social protection system, which has proven to be a social stabilizer during the pandemic experience. The Government’s efforts have focused on extending the reach of social benefits and services to the most vulnerable, as well as stemming negative impacts on livelihoods and employment, and emerging welfare risks. This was effected through several key programs and provisions over the period.

The major cash transfer program – Programme of Advancement Through Health and Education (PATH)–expended approximately J$8.3 billion in 2024 to provide income support through bi-monthly cash transfers to PATH families. An additional J$510.0 million was spent to support thousands of PATH beneficiaries engaged at the post-secondary and tertiary levels of education. There was a 23% increase in 2024 for PATH cash transfers. The Social Pensions Programme targeting citizens 75 years and older who had no pensions or state support provided J$794.3 million to just over 13,600 seniors registered for the program, for calendar year 2024. The benefits under the PATH and Social Pension programs are expected to continue in 2025.

The following table shows selected social indicators applicable to Jamaica for the five years ended December 31, 2024:

Social Indicators

	2020	2021	2022	2023	2024
Real GDP at market price per capita(1)	n.a.	n.a.	n.a	n.a	n.a
Real GDP at basic price per capita(1)	n.a.	n.a.	n.a	n.a	n.a
Perinatal Mortality Rate (per thousand)(2)	23.9	23.7	24.8	24.5	n.a

(1)	In constant 2007 prices.
(2)

Defined as deaths in government hospitals occurring anytime from 28 weeks of pregnancy until seven days after birth. Please note that the statistics for Perinatal Mortality Rate are only reflective of the public secondary and tertiary health care facilities; no inference should be made of the primary health care facilities or Jamaica as a whole.

Source: Statistical Institute of Jamaica, Planning Institute of Jamaica and Ministry of Health—Planning and Evaluation Branch.

Governmental Structure and Political Parties

The Jamaica Constitution, 1962 (the “Constitution”) is the supreme law of Jamaica and sets forth the basic framework and legal underpinnings for governmental activity in Jamaica. The Constitution came into effect when Jamaica became a politically independent country on August 6, 1962. It includes a revised Charter of Fundamental Rights and Freedoms (the “Charter”), 2011. To amend the ordinary provisions of the Constitution, a vote by the majority of all the members of each House of Parliament is required. For entrenched provisions, such as those in the Charter, (i) a three month period must elapse between the introduction of the bill into the House of Representatives and the commencement of debate on the whole bill, (ii) a further three month period must elapse between the conclusion of the debate and the passage of the Bill and (iii) a positive vote by at least two-thirds of the majority of all the members of both houses of Parliament. Deeply entrenched provisions, such as those relating to the monarchy and parliament require an additional step (to (i) and (ii) above) for amendment: the bill passed in both houses must be approved by the votes of the majority of the electorate via a national referendum.

Jamaica has a parliamentary cabinet system based upon the British Westminster model and is a member of the British Commonwealth. The executive authority of Jamaica is vested in the British Monarch (King Charles III) and is exercised on his behalf by the Governor-General of Jamaica, who is appointed upon the recommendation of the Prime Minister. The Governor-General appoints as Prime Minister the member of the House of Representatives who, in the judgment of the Governor-General, is best able to command the support of the majority of the members of the House of Representatives.

The Parliament of Jamaica comprises the Monarch, the Senate and the House of Representatives. The Senate consists of 21 members appointed by the Governor-General, 13 of whom are appointed on the advice of the Prime Minister and eight of whom are appointed on the advice of the Leader of the Parliamentary Opposition. The House of Representatives consists of 63 elected members. The President of the Senate presides over sittings of the Senate, while the Speaker of the House presides over sittings of the House. The constitutional life of the Parliament is five years but general elections for all seats in the House of Representatives may be called earlier. General elections are constitutionally due every five years, at which time all seats in the House of Representatives are up for election. The Constitution permits the Prime Minister to call elections at any time within or shortly beyond the five-year period, as specified.

The principal policy-making body of the Government is the Cabinet, which is responsible for the general direction and control of Jamaica and whose members are collectively responsible to Parliament. The Cabinet consists of the Prime Minister and no fewer than eleven other Ministers, who are members of the two Houses of Parliament. No fewer than two and no more than four ministers must be selected from the Senate. The Governor-General appoints all Ministers upon the recommendation of the Prime Minister.

The Jamaican legal system is based on English common law and practice. The courts consist of the Judicial Committee of the Privy Council in England (Jamaica’s final appellate court), the Court of Appeal, the Supreme Court, the Parish Courts, and the Petty Sessions Courts. The Caribbean Court of Justice, in its original jurisdiction, hears and determines matters from Jamaica relating to the interpretation and application of the Revised Treaty of Chaguaramas (“Revised Treaty”) establishing the Caribbean Community (“CARICOM”) and a common market known as the CARICOM Single Market and Economy (“CSME”).

Two major political parties dominate Jamaica’s political system, the Jamaica Labour Party (“JLP”) and the Peoples’ National Party (“PNP”). Jamaica held its most recent parliamentary general election on September 3, 2020. Resulting from that election, the JLP won a majority of the valid votes cast, and the Most Honorable Andrew Holness was re-elected and re-appointed to serve as Prime Minister. The Most Honorable Andrew Holness is independent Jamaica’s ninth Prime Minister. The next election is constitutionally due to be held no later than December 2025.

In addition to the national governing bodies, local government is administered through 13 municipal corporations and the Municipality of Portmore. The results of the last local government election, which took place on February 26, 2024, resulted in the JLP gaining control of seven local authorities, in contrast to PNP’s control of six local authorities, inclusive of the Portmore Municipal Corporation. The PNP is now in charge of the Kingston and St. Andrew Municipal Corporation (“KSAMC”) after the final count showed that the two parties in a tie (20 councilors each). The PNP selected the Chairman of the KSMAC because it received the majority of the votes cast in the KSAMC, and therefore, won the popular vote.

The principal policy-making body of the Government is the Cabinet, which is responsible for the general direction and control of Jamaica and whose members are collectively accountable to Parliament. The Cabinet consists of the Prime Minister and no fewer than eleven other Ministers, who are members of the two Houses of Parliament. No fewer than two and no more than four ministers must be selected from the Senate. The Governor-General appoints all Ministers upon the recommendation of the Prime Minister.

The following table shows the parliamentary electoral results for the past seven general elections:

Parliamentary Electoral Results

	1993	1997	2002	2007	2011(1)	2016	2020
People’s National Party	52	51	34	28	42	31	14
Jamaica Labour Party	8	9	26	32	21	32	49

(1)	Following a Boundaries Revision exercise conducted between April 2008 and March 2010, the number of constituencies (parliamentary seats) was increased from sixty to sixty-three.

Source: Office of the Prime Minister.

The Honorable Fayval Williams, MP, was appointed Minister of Finance and the Public Service on October 30, 2024. Prior to this, Mrs. Williams served as Minister of Education and Youth. Mrs. Williams was also elected Member of Parliament for St. Andrew Eastern in the recent general election and is the former Executive Director of Kingston Properties Limited.

Constitutional Reform Process

On March 1, 2023, Prime Minister Andrew Holness announced the establishment of a Constitutional Reform Committee (the “CRC”) to oversee the phased constitutional reform of Jamaica from a constitutional monarchy to a republic. The CRC was formed to provide expert guidance and oversight throughout the constitutional review process and to implement recommendations of the 1995 Joint Select Committee on Constitutional and Electoral Reform (“JSCCER”). The aim of the CRC is to produce a modern and new Constitution, which reflects an appreciation and understanding of Jamaica’s cultural heritage, governance challenges and development aspirations, and which more closely reflects the views of the people of Jamaica. Recommended reforms include the repeal of the British imperial instrument—the Jamaica (Constitution) Order in Council 1962, replacement of the British monarch as Head of State with a non-monarchial Jamaican Head of State thereby establishing Jamaica as a republic, and reforms of the Parliamentary processes and composition of the Senate, among others.

The constitutional reform will be carried out in three phases, as described below.

•

Phase 1: Patriation of the Constitution of Jamaica, abolition of the Constitutional monarchy and establishing Jamaica as a republic, and review and amendment of deeply entrenched provisions of the Constitution for which public referendum is required.

•	Phase 2: Review of other ordinary provisions of the Constitution for which amendments are desired and required, including the wordings and provisions on the Charter of Fundamental Rights and Freedoms.

•	Phase 3: Full assessment of the nation state’s legal and constitutional infrastructure.

On May 21, 2024, the Report of the CRC on the Transition to the Republic of Jamaica and other Matters, dated May 3, 2024, was tabled as Ministry Paper No. 24/2024 in the House of Representatives. The recommendations contained therein informed the drafting of the bill titled the Constitution (Amendment) (Republic) Act, 2024 which was tabled and read in the House of Representatives on December 10, 2024. Subsequently, a Joint Select Committee was established to consider and review the bill.

International Relationships

Jamaica maintains diplomatic relations with almost every nation in the world. Jamaica is a member of the United Nations and its affiliated institutions, including the Food and Agriculture Organization, the International Monetary Fund (“IMF”), the World Bank Group, the World Health Organization, the World Tourism Organization, the World Intellectual Property Organization, the International Seabed Authority, the United Nations Environment Program and the United Nations Conference on Trade and Development (“UNCTAD”). It is also a member of several other regional and international bodies, including the World Trade Organization (“WTO”), the Organization of African, Caribbean and Pacific Group of States (“OACPS”), formerly known as the African, Caribbean and Pacific Group of States (“ACP”), the Association of Caribbean States (“ACS”), the Caribbean Community (“CARICOM”), the Commonwealth, the Organization of American States (“OAS”) and the Community of Latin American and Caribbean States (“CELAC”).

On December 14, 2023, Jamaica signed the OACPS-EU Partnership Agreement (the “Samoa Agreement”). The Samoa Agreement replaces the ACP-EU Cotonou Partnership Agreement which has expired. Jamaica is a party to the CARIFORUM-EU Economic Partnership Agreement (“EPA”), the CARIFORUM-UK Economic Partnership Agreement, and CARICOM Bilateral Trade Agreements with Colombia, Costa Rica, Cuba, Dominican Republic and Venezuela. It is also a beneficiary of the Caribbean Basin Economic Recovery Act and the Caribbean-Canada Trade Agreement (“CARIBCAN”). In addition, Jamaica benefits from the trade preferences extended unilaterally by some countries under the Generalized System of Preferences (“GSP”) scheme.

Jamaica receives preferential tariff treatment on most of its products pursuant to the trade agreements described below.

The WTO Agreements

Jamaica currently trades with the 166 members of the WTO on the basis of the Most Favoured Nation and National Treatment principles, except in specific cases where it trades with members under regional trade agreements provided for in Article 24 of the General Agreement on Tariffs and Trade and Article V of the General Agreement on Trade in Services, or where it benefits from preferences under the Enabling Clause, some of which are non-reciprocal and unilateral, such as the Generalized System of Preferences. Jamaica also benefits from other non-reciprocal preferential market access schemes provided by WTO members under the legal cover of waivers obtained within the context of Article 9 of the Marrakesh Agreement.

The WTO provides a forum for exchanging liberalization commitments through successive rounds of multilateral trade negotiations. Multilateral negotiations, known as the Doha Development Agenda (“DDA”), were launched in 2001 and should have ended in 2005. Limited progress has been made in the DDA to further reform multilateral trade rules. Deep divisions among WTO members on certain areas of the negotiations, including agriculture, non-agricultural market access and special and differential treatment/development, have contributed to lack of progress in the overall negotiations.

WTO Members have since adopted the WTO Agreement on Trade Facilitation (the “TF Agreement”). The TF Agreement entered into force on February 22, 2017. Jamaica ratified the agreement on January 19, 2016. WTO Members also adopted the Ministerial Decision on Export Competition with a view to eliminating export subsidies in agriculture that can distort competition, such as export credits, export credit guarantees and other types of export financing. Ministerial decisions have been adopted in various areas of the WTO work program, such as the fisheries subsidies negotiations, electronic commerce and the Work Progamme on Small Economies.

On March 2, 2024, during the 13th WTO Ministerial Conference (“MC13”), in Abu Dhabi, United Arab Emirates, WTO Members adopted the Abu Dhabi Ministerial Declaration. The Declaration called for the preservation and strengthening of the multilateral trading system to respond to current trade challenges, and also underlined the centrality of the development dimension in the work of the WTO. The outcomes of MC13 also included a number of Ministerial Decisions, including renewing the commitment to have a fully and well-functioning dispute settlement system by 2024 and improving the use of the Special and Differential Treatment provisions for developing and least developed countries. On electronic commerce, Ministers agreed to maintain the current practice of not imposing customs duties on electronic transmissions until the earlier of the 14th Session of the WTO Ministerial Conference (“MC14”) or March 31, 2026. At that time, the moratorium will expire.

The negotiations aimed at disciplining harmful subsidies that contribute to over-capacity and over-fishing were not concluded at MC13. Despite intense negotiations on agriculture, WTO Members were also not able to reach consensus during the conference. Divergences remain on the appropriate balance and timelines to be struck across the agriculture negotiating pillars, particularly for domestic support and market access; and the scope of flexibilities to be provided to net-food-importing-developing countries from export restrictions. Another key issue in the agriculture negotiations, which remains deadlocked, is finding a permanent solution on public stockholding for food security purposes. Discussions among WTO Members on fisheries subsidies and agriculture will continue post-MC13.

Caribbean Community (CARICOM)

The Treaty of Chaguaramas (the “Treaty”) establishing CARICOM was signed on July 4, 1973 by Barbados, Guyana, Jamaica and Trinidad and Tobago. It was subsequently signed by other countries.

Between 1997 and 2001, CARICOM Member States (each, a “Member State”) negotiated a revision of the Treaty to expand the scope of the Common Market (the free movement of goods) by establishing a single market and economy, which would provide for four additional core freedoms: the free movement of persons/labor, services, capital and the right to establish businesses in any Member State participating in the CARICOM Single Market and Economy (“CSME”). Consequently, the Revised Treaty establishing the Caribbean Community, including the CSME, was signed by the following Caribbean countries in July 2001: Antigua and Barbuda, the Bahamas, Barbados, Belize, Dominica, Grenada, Guyana, Jamaica, Montserrat, St. Kitts and Nevis, St. Lucia, St. Vincent and the Grenadines, Suriname, and Trinidad and Tobago. Haiti later signed the Revised Treaty on July 4, 2003.The Bahamas and Montserrat signed the Revised Treaty but do not participate in the CSME. They are Members of the Community as set forth in the Revised Treaty.

In January 2006, the implementation of the provisions of the CSME was initiated by Jamaica, Barbados, Belize, Guyana, Suriname and Trinidad and Tobago. Jamaica is far advanced in implementing its obligations under the Revised Treaty.

Additionally, the Revised Treaty provides for the establishment of the single economy, which would include the harmonization of fiscal and monetary policies and the establishment of a common currency. The single economy requires a great degree of legislative and economic policy harmonization among Member States, and covers areas in which the region has not yet been able to find policy convergence. At a CARICOM Heads of Government retreat held in May 2011, Heads of the Government agreed to consolidate the gains of the CSME “before taking any further action on certain specific elements, such as the movement towards a single currency.”

As it relates to the five regimes that comprise the core pillars of the CSME (goods, services, capital, right of establishment, and free movement of skilled nationals), Member States are at different levels of implementation. For example, with respect to the free movement of skilled nationals, only Barbados, Belize, Jamaica, Grenada, Guyana, Saint Lucia and Trinidad and Tobago have passed legislation to facilitate the free movement of the first ten categories of skilled nationals on which CARICOM had originally agreed. Barbados and Trinidad and Tobago also formally recognize the two newest categories of Private Security Officers (Security Guards) and Agricultural Workers, which were finalized and approved by CARICOM Heads at their 43rd Regular Meeting held in July 2022. Since mid-2024, Jamaica has put in place administrative measures in relation to Private Security Officers (Security Guards) and Agricultural Workers. Two Member States (St. Vincent and the Grenadines and Suriname) have passed legislation to facilitate nurses and teachers. The remaining Member States (Antigua and Barbuda, Dominica and St. Kitts and Nevis) only recognize five categories in their legislation. These Member States have been facilitating through administrative measures the other five categories.

The 45th Regular Meeting of the CARICOM Conference of Heads of Government held in July 2023, took the decision to work towards the free movement of CARICOM nationals by March 31, 2024. However, in light of the high volume of technical work required to facilitate full free movement, the Inter-Governmental Task Force subsequently proposed, and the Conference of Heads of Government agreed in February 2024, that the relevant amendments to the Revised Treaty would include a provision to allow Member States a transition period of up to seven years to put in place the necessary measures to implement the basic guarantees to be afforded to CARICOM nationals. It is also proposed that the existing arrangements for the free movement of skilled community nationals will continue during the transition period.

At the 59th Regular Meeting of the CARICOM Council for Trade and Economic Development (“COTED”) held in November 2024, Member States approved a 2013 recommendation from the Caribbean Aviation Safety and Security Oversight System (“CASSOS”) to expand the existing twelve categories of skilled community nationals eligible to move freely within the region, to include certain categories of aviation personnel who are not currently covered under the existing skills regime. The recommendation to include aviation professionals among the skilled categories was submitted to the 48th Regular Meeting of the CARICOM Conference of Heads of Government and a decision is pending.

Taking into consideration the slow pace of implementation and constant shifts in agreed timelines, it was agreed that there was an urgent need to review the strategy for implementation of the CSME in Member States, and the Prime Ministerial Sub-Committee on the CSME was mandated to urgently develop a new strategy and program for implementation. Heads of Government of CARICOM at their 33rd Inter-Sessional Meeting, held from March 1, 2022 to March 2, 2022, approved a strategy for CSME implementation, the Implementation Plan for an Effective CSME. The Plan involves all stakeholders, such as the Member States, the CARICOM Secretariat, Lead Prime Minister for the CSME, organs of the community and regional institutions, with specific timelines for the realization of the activities therein.

At the regional level, a number of other instruments, including draft codes, protocols, model legislation and draft sectoral and regional policies relating to the CSME, are being negotiated. Jamaica is participating actively in these negotiations. They include the CARICOM financial cooperation and macroeconomic support instruments and the Draft Policy Framework on Mergers and Acquisitions. The CARICOM Trade Policy for Animals and Animal Products, which creates a uniform framework to handle requests from third countries to export meat and meat products to countries in the region, was endorsed by the 104th Special Meeting of the COTED—Agriculture in July 2022. With respect to the financial cooperation instruments, the policies on credit reporting and deposit insurance were approved by the region. Jamaica deposited its instrument of accession to the CARICOM Multilateral Air Services Agreement with the CARICOM Secretary-General in March 2022.

The Revised Treaty was amended to include the CARICOM Protocol to Enhance Cooperation among member states and address related issues in 2025. This was intended to enable groups of countries to focus on deeper regional cooperation and integration mechanisms. Jamaica’s Minister of Foreign Affairs and Foreign Trade signed the CARICOM Protocol to Amend the Revised Treaty of Chaguaramas on April 3, 2025.

Trade with Latin America

Jamaica, as part of CARICOM, has concluded bilateral trade agreements with Venezuela, Colombia, Cuba, the Dominican Republic and Costa Rica. These agreements were negotiated pursuant to Article 80 – Coordination of External Trade Policy of the Revised Treaty. Jamaica has ratified the agreements with the Dominican Republic, Colombia, Costa Rica and Cuba. In November 2017, CARICOM and Cuba ratified the Second Protocol to the CARICOM-Cuba Trade and Economic Cooperation Agreement, which expanded the range of goods traded under preferential arrangements between the two parties. CARICOM is currently engaged in negotiations with Colombia on the expansion of preferential market access under the CARICOM–Colombia Technical and Economic Cooperation Agreement. The parties agreed on a schedule which contemplated the completion of the negotiations in three rounds by the end of 2022. However, delays in the submission of outstanding information from CARICOM and the holding of Presidential elections in Colombia at the end of June 2022 contributed to the deadline of end-2022 being missed. In April 2025, CARICOM Member States finalized their initial offer to Colombia.

Caribbean-Canada Trade Agreement (CARIBCAN)

The 1986 CARIBCAN is an agreement between Canada and all CARICOM countries, except Haiti and Suriname. This agreement establishes a program for trade, investment and industrial cooperation, and features the unilateral extension by Canada of duty-free access to the Canadian market for a range of eligible imports from beneficiary CARICOM countries. CARIBCAN’s basic objectives are to enhance the Caribbean region’s existing trade and export earnings, improve the trade and economic development prospects of the region, promote new investment opportunities, and encourage enhanced economic integration and cooperation with Canada and within the region. After more than twenty years of CARIBCAN’s existence, the parties commenced negotiations in 2009 for a CARICOM-Canada Trade and Development Agreement that would allow reciprocal access for Canadian companies to the Caribbean market in a range of areas, including goods as well as services and investment. The negotiations were suspended in May 2015. However, the CARIBCAN arrangement remains in force. CARIBCAN is facilitated in the WTO by waivers to Article 1 of the 1994 GATT/WTO Agreement. In early May 2023, Canada applied for and received an extension of the WTO waiver for CARIBCAN to December 31, 2033. During the CARICOM-Canada Summit held from October 17, 2023 to October 19, 2023 in Ottawa, Canada announced the expansion of coverage under CARIBCAN to include textiles and apparel.

The Caribbean Basin Initiative

The Caribbean Basin Initiative (“CBI”), which was initially launched in 1983 with the enactment of the Caribbean Basin Economic Recovery Act (“CBERA”), was amended in 1990 to increase market access to the United States. In 2000, the United States further expanded the CBI with the enactment of the Caribbean Basin Trade Partnership Act (“CBTPA”). The CBTPA provides preferential access for a number of products previously excluded from the CBI. The CBTPA expired on September 30, 2020. On October 10, 2020, legislation extending the CBTPA preferences until September 30, 2030 came into force when it was signed into law by President Donald Trump. It is now Public Law 116-164 entitled “Extension of the Caribbean Basin Economic Recovery Act”. As with CARIBCAN, the CBERA is facilitated in the WTO by waivers to Article 1 of the 1994 GATT/WTO Agreement. The United States applied for and received a new WTO waiver for the CBERA in October 2019. The waiver will expire on September 30, 2025.

Generalized System of Preferences

Under the aegis of the UNCTAD, the GSP was designed to afford developing countries preferential access for a wide range of their exports to the markets of developed countries. The GSP is an export-promotion tool with the objectives of increasing the export earnings of developing countries, promoting industrialization in developing countries and accelerating the rate of economic growth in developing countries. Jamaica continues to benefit from preferences extended unilaterally under the GSP schemes of, among other countries, Australia, Japan, New Zealand, Norway and Switzerland.

OACPS/European Union Partnership Agreement

In February 2000, the European Union and the African, Caribbean and Pacific (ACP) States, concluded negotiations for a new 20-year trade, industrial, financial and technical cooperation agreement. Jamaica ratified the new agreement, known as the Cotonou Partnership Agreement (“CPA”), in February 2001 and, following ratification by 75% of ACP member states and all European Union members, the agreement formally entered into force on April 1, 2003. The agreement was reviewed in 2005 and 2010. The trade provisions of the CPA have been replaced by the EPA, as described below.

The negotiations on the new partnership agreement between the OACPS and the EU, which replaces the CPA, were concluded on December 3, 2020. The agreement was initialed by the OACPS and the EU on April 15, 2021. The signing ceremony for the new partnership agreement between the OACPS and the EU; the Samoa Agreement, was held on November 15, 2023 in Apia, Samoa. The signing ceremony was preceded by a Special Session of the OACPS Council of Ministers and the 46th Session of the ACP-EU Council of Ministers held on November 14, 2023 and November 15, 2023, respectively.

The signing of the agreement was facilitated by the finalization of the EU’s internal procedure, and the decision of the Council of the EU granting approval for member states and the EU to sign the agreement. Jamaica signed the Samoa Agreement on December 14, 2023, in Brussels, Belgium.

Organization of African, Caribbean and Pacific of States

The Georgetown Agreement established the ACP in 1975 and was revised in 2020 to form the international organization known as the OACPS. The OACPS was established on April 5, 2020 following endorsement by the 9th Summit of ACP Heads of State and Government in December 2019 in Nairobi, Kenya.

The CARIFORUM-EU Economic Partnership Agreement (EPA)

The EPA between the Caribbean Forum of ACP States (CARICOM and the Dominican Republic, i.e., “CARIFORUM”) and the European Union is a reciprocal trade agreement, which was signed in October 2008 by the European Union and 14 CARIFORUM States, with the exception of Haiti, which signed the agreement in December 2009. Jamaica is currently applying the EPA provisionally, pending ratification.

The EPA is a comprehensive and development-oriented trading arrangement which replaced the previous non-reciprocal trading arrangement between the European Union and the ACP countries.

Under the EPA, the European Union committed to remove immediately all tariffs and quotas on exports from CARIFORUM, with the exception of rice, sugar and arms and ammunition. The quotas for rice and sugar have since been removed. In the case of rice, full liberalization took place in 2010; for sugar, it took place in 2015. Under the EPA, the EU has not liberalized its market for arms and ammunition. Under the EPA, exporters of CARIFORUM-originated goods are accorded duty-free and quota-free access to the European Union market.

Unlike the European Union, CARIFORUM States are reducing tariffs on a phased basis. The European Union’s exports into CARIFORUM are to be liberalized over a period of 25 years with exclusions and long phase–in periods for sensitive products. 75% of all CARIFORUM’s imports of agricultural and fisheries products have been excluded from liberalization under the EPA. These sensitive products will continue to be protected by tariffs applied by CARIFORUM States. The tariff liberalization process under the EPA must be completed by January 1, 2033. The first reduction in tariffs began in January 2011. Jamaica has implemented the nine phases of the required tariff reductions under the EPA in January 2011, January 2013, January 2015, January 2017, January 2018, January 2019, January 2020, January 2021, January 2022, January 2023, January 2024 and January 2025. The tariff reductions are made automatically on an annual basis.

The EPA goes beyond trade in goods to include trade in services. The agreement requires the European Union to remove restrictions on CARIFORUM’s services exports, including through allowing the supply of services into its member states by contractual services suppliers in 29 sub-sectors and 11 sub-sectors for independent professionals.

The EPA also addresses trade-related issues between the parties, primarily intellectual property rights, competition, electronic commerce, public procurement, and personal data protection. The agreement goes further to provide for parties to undertake development cooperation in a number of areas, ranging from the development of supply-side capacity, including the development of trade-related infrastructure, to the enhancement of the tourism sector and cultural cooperation.

There are several institutions established under the EPA to oversee its implementation, monitoring and review. These bodies are (i) the Joint CARIFORUM-EU Council convened at the ministerial level; (ii) the CARIFORUM-EU Trade and Development Committee convened at the level of senior officials; (iii) the CARIFORUM-EU Parliamentary Committee involving the parliamentarians; (iv) the CARIFORUM-EU Consultative Committee to promote dialogue among civil society; (v) the Special Committee on Customs Cooperation and Trade Facilitation to monitor the operation of Protocol 1 on Rules of Origin; (vi) Technical Sub-committee on Development Cooperation; and (vii) Special Committee on Agriculture and Fisheries.

The parties have also agreed to establish a Special Committee on Services. Jamaica participated in the first meeting of the CARIFORUM-EU Special Committee on Services on October 16, 2024.

The Joint Declaration to the signing of the EPA provides for review of the agreement every five years. The first review was held in 2015 and the second five-year review was due in 2020 but was postponed due to the COVID-19 pandemic. The next meeting of the CARIFORUM-EU Joint Council is expected to be held in the second half of 2025 in the Caribbean to conclude the outstanding second five-year review of the agreement.

The parties have developed a Monitoring and Evaluation (“M&E”) framework pursuant to Article 5 of the agreement. The Joint Task Force on Monitoring the Operations of the CARIFORUM-EU EPA, established to expedite the establishment of an M&E system, agreed in principle to a framework for a joint monitoring System, as well as agreed on outcome and compliance indicators. Efforts are currently ongoing to finalize the first Joint CARIFORUM-EU EPA Joint Monitoring Report.

The CARIFORUM-UK Economic Partnership Agreement

The CARIFORUM-UK Economic Partnership Agreement, which mirrors the CARIFORUM-EU EPA, was signed in March 2019, by the UK, Jamaica and eight other CARIFORUM States (Barbados, Belize, Dominica, Grenada, Guyana, St. Kitts and Nevis, St. Lucia and St. Vincent and the Grenadines). The Bahamas, Trinidad and Tobago, and the Dominican Republic subsequently signed the agreement between April and June 2019 and Suriname subsequently signed the agreement on April 13, 2021.

Jamaica commenced the provisional application of the CARIFORUM-UK EPA on January 1, 2021, following the UK’s withdrawal from the EU Single Market and Economy on December 31, 2020. This has allowed for the granting of preferential treatment to goods originating in the UK, until the necessary legislative amendments are made. Jamaica has already undertaken all of the requisite tariff reductions to grant preferential access to UK goods into the Jamaican market, with the most recent tariff reduction made on January 1, 2025.

Jamaica participated in the First Meeting of the CARIFORUM-UK Special Committee on Services held on October 22, 2024, during which the importance of trade in services for Jamaica and other CARIFORUM Members was highlighted.

THE JAMAICAN ECONOMY

General

Jamaica operates as a mixed, free market economy with state enterprises as well as private sector businesses. Major sectors of the Jamaican economy include agriculture, mining, manufacturing, tourism, and financial and insurance services. As an open economy, Jamaica is well integrated into the global economy with intraregional trade contributing prominently to overall economic activity.

Since the early 1980s, successive governments have implemented structural reforms aimed at fostering private sector activity and increasing the role of market forces in resource allocation. During this period, a large share of the economy has been returned to private sector ownership through divestment and privatization programs in areas such as agriculture, tourism, transportation, banking, manufacturing and communications. See “—The Jamaican Economy—Privatization.” Deregulation of markets, the elimination of price subsidies and price controls and the reduction and removal of trade barriers have reduced or eliminated production disincentives and anti-export biases.

In the early 1990s, the reform process in Jamaica gained momentum with, among other developments, the liberalization of the foreign exchange market and the overhaul and simplification of the tax system. In addition to changes in personal income tax and corporate tax regimes, taxes have been streamlined and simplified to facilitate compliance and greater efficiency in tax collection, and a number of tax exemptions have also been eliminated. The Government is continuously assessing its current tax legislation and has been implementing a series of tax reforms. See “Public Finance—Taxes and Tax Reform.”

In 2009, Jamaica introduced a new strategic plan to achieve developed country status by 2030 called Vision 2030 Jamaica (“Vision 2030 Jamaica”). Vision 2030 Jamaica is supplemented by 28 sector plans and a successive three-year Medium Term Socio-Economic Policy Framework (“MTF”), which serves as the main mechanism for the implementation of Vision 2030 Jamaica as well as the sustainable development goals adopted by Jamaica in 2015, as part of the 193 member states of the United Nations. Vision 2030 Jamaica integrates the social, economic and environmental spheres of development and is underpinned by seven guiding principles: sustainability, equity, transparency and accountability, transformational leadership, partnership, social cohesion and urban and rural development. Goal three of the four national goals, “Jamaica’s economy is prosperous”, along with seven national outcomes, comprehensively address the main drivers of macroeconomic stability, strengthening the business environment, enabling international competitiveness, and their integration with human development and environmental sustainability. Economic development is driven by a paradigm shift from the lower or more basic forms of capital to the higher forms of capital, such as knowledge, institutional, cultural, and human, and their applications in the production of higher value-added products and services within the global value chain. Since 2009, Jamaica has improved government effectiveness, entrenched macroeconomic stability, increased economic activity, achieved record unemployment rates and performed above its level of development in critical areas, such as innovation. These achievements have been associated with improved economic resilience and national capacity for recovery from shocks and crises, and improvements in business confidence. However, the country continues to face local and external structural and related challenges that have impeded growth in the alignment of skills availability with labor force demands, productivity, international competitiveness, and consequently high levels of economic growth. See “—The Jamaican Economy—Principal Sectors of the Economy.”

Economic Reform Program

During FY 2024/25, the Government continued on its comprehensive Economic Reform Program (“ERP”) which it began in FY 2012/13, while continuing to tighten fiscal policy. The main pillars of the ERP were:

•	structural reforms to boost economic growth and employment;

•	actions to improve price and non-price competitiveness;

•	upfront fiscal adjustment, supported by extensive fiscal reforms;

•	debt reduction, including active debt management, to place public debt on a sustainable path, while protecting financial system stability; and

•	improved social protection programs.

The ERP included a heavy and front-loaded reform agenda to support a prompt economic recovery, maintain social cohesion, build labor capacity and improve productivity. Accordingly, measures were implemented to improve access to credit, reduce bureaucracy and other limiting factors in the business environment, and to improve labor market flexibility. This reform agenda was focused on actions to strengthen public financial management, introduce a fiscal rule, reform the tax system, improve the business climate, move towards inflation targeting and reform of the securities dealers sector. See “The Monetary System—Legislation and Regulation” and “Public Finance—Taxes and Tax Reform.” These fiscal reforms were essential to a sustained fiscal consolidation effort to promote debt reduction. Structural reforms to achieve higher and sustained growth were pivotal to long-term economic stability and increased welfare of the population.

To alleviate the possible adverse impact of fiscal adjustment on the most vulnerable, the program included a floor on social spending for the most vulnerable in the population. The Government also recognized that safeguarding the financial sector was critical, and consequently had established a Financial Sector Support Fund to offer assistance, if needed, to financial institutions that participated in the debt exchange of 2013. See “The Monetary System—Legislation and Regulation.”

A key part of the ERP was a growth strategy that would focus on investment in:

•	the consolidation of Jamaica as a logistics hub for shipment;

•	information technology;

•	agriculture;

•	infrastructure development;

•	diversification of the tourism product;

•	sustainable energy; and

•	the promotion of a more business-friendly environment with respect to government agency administration, workforce and access to credit for smaller to medium-sized businesses.

Some of the impact of the ERP was reflected in the improvement in Jamaica’s ranking in the “Ease of Doing Business” report, published by the World Bank. Specifically, based on the Ease of Doing Business 2020 report, Jamaica ranked 71st for the year 2019 relative to 85th in 2014/2015. This progress was mainly based on improvements in access to financing, ease of access to electricity as well as reductions in impediments to starting a business. This improvement also reflected the efforts towards implementing key structural reforms which augur well for a sustainable medium-term growth path for Jamaica. In 2021, the World Bank discontinued the Ease of Doing Business report. The World Bank is in the process of developing a new report through the Business Enabling Environment Project.

IMF Arrangements

Stand-By Arrangement

In February 2010, the Government entered into a 27-month Stand-By Arrangement (“SBA”), with the IMF in the amount of 820.5 million special drawing rights (“SDR”) (approximately US$1.3 billion). The SBA supported the Government’s economic program aimed at restoring macroeconomic stability and creating conditions for improved growth. This program included critical steps and policy reforms to tackle fiscal and debt imbalances and other underlying vulnerabilities. The program was designed to assist the country in the establishment of fiscal and debt sustainability over the medium term. As such, the program focused on facilitating tax reform, rationalization of the public sector and reform of public financial systems. See “—Public Sector Indebtedness—The Jamaica Debt Exchange,” “—Public Finance—Taxes and Tax Reform” and “—The Jamaican Economy—Privatization.”

As part of the SBA, the Government undertook a structural reform agenda, which included reforms to fiscal institutions, public entities, debt management, and the financial sector. As part of these reforms the Government passed the Fiscal Responsibility Framework (“FRF”), launched its strategic and comprehensive domestic liability management program and implemented a variety of reforms impacting the financial system. The SBA approved by the IMF Board in February 2010 went off-track within a year, as the program’s targets for improving the Government’s budget position were missed, which in turn eroded confidence, lowered economic growth and resulted in acute balance of payments pressures. In the absence of the scheduled reviews under the SBA, no further performance targets were established to form the basis for further drawdowns. See “Public Sector Indebtedness—External Debt.”

Extended Fund Facility

On May 1, 2013, the Executive Board of the IMF approved a request by the Government for a four-year extended arrangement extended fund facility (“EFF”) in an amount of SDR 615.4 million (approximately US$932.3 million) based on exchange rates published by the IMF on January 31, 2013, the equivalent of 225% of the Government’s quota in the IMF. This EFF superseded the SBA. The purpose of the EFF was to support the Government’s comprehensive ERP described above. The total amount disbursed under the EFF amounted to approximately US$515.7 million.

Pursuant to the terms of the EFF, its implementation and progress was monitored through the quarterly review quantitative performance criteria, indicative targets and structural benchmarks. See “—General.” The quantitative performance criteria established targets relating to, among other things: the primary balance of the Central Government; tax revenues, the overall balance of the public sector, the aggregate amount of Government direct debt, the aggregate amount of Government guaranteed debt, the aggregate amount of Government accumulation of domestic arrears, the aggregate amount of Government accumulation of tax refund arrears, the consolidated Government accumulation of external debt payment arrears, the amount of Government social spending, the cumulative change in the Government’s net international reserves and the cumulative change in the Government’s net domestic assets.

Precautionary Stand-By Arrangement

A Memorandum of Understanding (“MOU”), which was submitted to the IMF on October 21, 2016, embodied the tenets of the Government’s economic reform agenda. Coupled with other measures and prior actions, the board of the IMF approved a three-year Precautionary Stand-By Arrangement (“PSBA”) on November 11, 2016 for FY 2016/17 through FY 2019/20 in an amount of SDR 1,195.3 million (approximately US$1,640.8 million), the equivalent of 312% of Jamaica’s quota in the IMF. Following this approval, SDR 300.1 million (approximately US$412.0 million) was made available for the country to access immediately and the remaining funds became accessible to Jamaica in six tranches upon successful completion of semi-annual program reviews.

The new SBA replaced the EFF in the penultimate quarter of FY 2016/17 and was treated as a precautionary arrangement. In addition to the commitment to maintaining macroeconomic stability, reducing public debt and addressing a wide range of structural issues initially raised under the EFF, the SBA incorporated a renewed focus on unlocking Jamaica’s growth potential through structural reforms and combating crime and national security challenges.

The total amount accessible under the PSBA amounted to US$1,435 million. On November 4, 2019, the Executive Board of the IMF completed its sixth and final review of Jamaica’s performance under the PSBA and the PSBA expired prior to the end of 2019.

Rapid Financing Instrument (“RFI”)

On May 15, 2020, the Executive Board of the IMF approved Jamaica’s request for emergency financial assistance amounting to 100% of its quota under the IMF’s RFI. The total facility amounted to approximately SDR 382.9 million (US$520 million). The proceeds of the facility, which were disbursed on May 19, 2020, will help meet the country’s urgent payments needs stemming from the COVID-19 pandemic, while promoting additional support from development partners. The interest rate charged on the RFI loan is equivalent to a basic rate of 1.05% plus a service charge of 0.50% for a 1.55% total. The repayment period of the RFI loan is 3.25 to 5 years and matured in May 2025.

Precautionary and liquidity Line (PLL) and Resilience and Sustainability Facility (RSF)

On March 1, 2023, the Executive Board of the International Monetary Fund (IMF) approved a 24-month arrangement under the Precautionary and Liquidity Line (“PLL”) with access to US$968 million (190% of quota), to provide insurance against risks from higher commodity prices, a global slowdown, tighter-than-envisaged global financial conditions, and new COVID-19 outbreaks. The PLL was treated as precautionary and matured in February 2025.

The Executive Board also approved an arrangement under the Resilience and Sustainability Facility (“RSF”) for US$764 million (150% of quota) to strengthen physical and fiscal resilience to climate change, advance decarbonization of the economy, and manage transition risks. The RSF is expected to catalyze funding for climate priorities from other official lenders and the private sector. Recent reforms include steps to establish a national natural disaster reserve fund, strengthen climate-related elements in public investment management, and enhance the climate risks assessment in the financial system to embed these risks into supervisory activities. Additionally, the Development Bank of Jamaica, the Green Climate Fund, the World Bank Group, the European Investment Bank, USAID and the Foreign, Commonwealth and Development Office of the United Kingdom are discussing the establishment of a Blue Green Facility of a potential size of US$500 million over five years that would include a contribution from the GOJ’s budget.

The following table summarizes Jamaica’s reform measures under the RSF:

Reform Measures (“RM”) Under the RSF
Pillars	Reform Measures (“RM”)	Description	Target Date
Pillar 1: Building Fiscal and Physical Resilience to Natural Disasters and Climate Change	RM 1	The Ministry of Finance and Public Service (“MOFPS”) to adopt a National Natural Disaster Risk Financing (“DRF”) policy.	1st Precautionary Liquidity Line Review (End-June 2023)

	RM 2	The Development Bank of Jamaica in consultation with the MOFPS to modify the Policy and Institutional Framework for the Public-Private Partnership (“PPP”) policy Program of the Government of Jamaica to include climate requirements in PPP project agreements from project identification to contract management and revise the PPP Standard Operating Procedure Manual to reflect these requirements.	1st PLL Review (End-March 2023)

	RM3:	The Public Investment Appraisal Branch (“PIAB”) to define a methodology to conduct climate impact assessments at project appraisal stage (project proposal stage) and incorporate the methodology in the Public Investment Management System (“PIMS”) handbook	2nd PLL Review (End-Dec. 2023)

	RM4	The Planning Institute of Jamaica (“PIOJ”) to define and publish project selection criteria including climate change criteria.	2nd PLL Review (End-Dec. 2023)

	RM5	The MOFPS to conduct and publish in the Fiscal Risk Statement quantitative analysis of the fiscal risks generated by climate change.	3rd PLL Review (End-March 2024)

	RM6	The MOFPS to submit to parliament an amendment to the Financial Administration and Audit Act to establish a National Natural Disaster Reserve Fund (“NDRF”) subaccount under the consolidated fund account. In parallel, the MOFPS to approve financial regulations for a transparent administration and reporting of the NDRF.	2nd PLL Review (End-Dec. 2023)

Pillar 2: Strengthening Mitigation/Promoting Renewables	RM7	The MOFPS to submit to parliament a bill to incentivize investment in renewables through fiscal measures.	3rd PLL Review (End-June 2024)

	RM8	The Ministry of Science, Energy and Technology (“MSETT”) to submit to parliament the electric vehicle policy, in line with the objectives in paragraph 23 of the Written Statement.	1st PLL Review (End-June 2023)

	RM9	The MSETT to approve guidelines adapted to the type and purpose of the structures, to reduce energy use in schools, hospitals, and public buildings for the existing and new structures.	1st PLL Review (End-June 2023)

Pillar 3: Greening the Financial Sector	RM10	BOJ to publish a climate risks assessment (including a diagnostic of related climate and environmental risks detailing the current governance and regulatory regime) and define a timeline to embed these risks in supervisory activities and related databases for the development of climate risks assessments.	2nd PLL Review (End-Dec. 2023)

RM11	RM11: Adopt a monitoring framework that improves data collection and establishes the reporting requirements for financial institutions to implement Climate Related Financial Risks stress testing and for the BOJ to gradually integrate climate risks in supervision and macroprudential policy formulation.	3rd PLL Review (End-June 2024)

RM12	Establish an institutional framework for green-bond issuance and trading.	3rd PLL Review (End-June 2024)

Source: International Monetary Fund Country Report No. 23/105 (March 2023).

As of the date of this report, (i) all reform measures required have been implemented and (ii) all funds due under the facility, totaling US$766.3 million, have been disbursed.

Fiscal Responsibility Framework

As part of its economic reform agenda, Jamaica is committed to strengthening its fiscal discipline by adopting a number of programs, the main one being the FRF. The FRF requires the Government to adopt a number of initiatives including the following:

•	preparing medium-term targets and explaining deviations, should there be any;

•	more comprehensive reporting in several areas and empowering the Financial Secretary to obtain fiscal information from all public sector entities;

•	strengthening accountability to Parliament in areas such as corporate plans and budgets of public bodies and increasing oversight of overall fiscal policy;

•	establishing quantitative ceilings on debt stock and fiscal balance within a specific time frame;

•	requiring the Ministry of Finance and the Public Service to present to Parliament, at the time of the annual budget, a fiscal policy paper with plans and policies for developing the country; and

•

establishing a revised budget calendar, which includes the simultaneous tabling of the Estimates of Revenue and Expenditure in a timely manner to effect approval no later than March 31, commencing with the FY 2015/16 budget.

The FRF is the centerpiece of a number of other initiatives aimed at achieving fiscal consolidation. These other initiatives include a medium-term expenditure framework, the establishment of a centralized treasury management system and the enhancement and consolidation of legislation governing debt management generally. See “Public Finance—Central Government Budget.”

The Minister of Finance announced in May 2018 that the Government of Jamaica will be taking steps to design, legislate and establish an Independent Fiscal Commission to strengthen the FRF. Following the finalization of the establishment process, the Independent Fiscal Commission, began operating in January 2025. The Independent Fiscal Commission’s mandate is to provide the public with an informed and independent opinion on the soundness and sustainability of Jamaica’s fiscal position and policies, in keeping with Jamaica’s FRF.

Natural Disaster Risk Financing

Jamaica is highly susceptible to the impacts of climate change and natural disasters due to its geographic location. Given the fiscal burden that may result from the occurrence of natural disasters the Government has implemented a risk layering approach to financing the risks. Accordingly, funds and reserves have been put in place to cover costs associated with high frequency, low severity events such as floods or heavy rainfall and transferring risks related to low frequency, high severity events such as major hurricanes and earthquakes through insurance facilities.

Jamaica has prioritized Disaster Risk Financing (“DRF”) to mitigate the fiscal impacts of disasters. This involves a coordinated approach to DRF to ensure that adequate resources are available to address natural disaster response financing requirements. A suite of instruments, including a national disaster fund, a contingencies fund, a national natural disaster reserve fund, contingent lines of credit, the Caribbean Catastrophic Risk Insurance Facility, a catastrophe bond (launched in April 2024), and more recently a Catastrophe Deferred Drawdown (Cat DDO) facility with the World Bank are the DRF options currently available to the Government. Jamaica became the first small island developing country to independently launch a catastrophe bond in July 2021.

The Government currently maintains a National Natural Disaster Reserve Fund (“NNDRF”), amounting to J$1.0 billion as at end of March 2025 and a contingencies fund that amounted to J$5.2 billion as at end of March 2025. The NNDRF is intended to provide financial resources for the relief, recovery and reconstruction costs associated with a natural disaster (with origins that can be geological, hydro-meteorological or biological). Capitalization of the NNDRF will entail annual budget allocations. The NNDRF will also house receipts/pay-outs from other disaster risk transfer instruments (such as the CCRIF, CAT bond, and IDB Contingent Line of Credit). The Government may also access US$285.0 million from an IDB Contingent Line of Credit if the country is affected by a disaster of a specified magnitude. Three insurance policies with the Caribbean Catastrophe Risk Insurance Facility (“CCRIF”) are also in place. These policies provide financial protection against tropical cyclones, earthquake and excess rainfall events. Total coverage is US$210.0 million. The Government also launched a new catastrophe bond in April 2024. The instrument provides financial protection of up to US$150 million against losses from named storms for four Atlantic tropical cyclone seasons, ending December 2027. Pay-outs to Jamaica would be triggered if a named storm event meets the parametric criteria for location and severity in accordance with the terms of the bond.

Jamaica has also established a National Natural Disaster Risk Financing Policy (“NNDRFP”), which was approved in Parliament in June 2023. The policy promotes a risk-layering approach to disaster risk financing. It emphasizes the need for an up-to-date Government of Jamaica asset register to facilitate the insurance of public assets, as well as the importance of private insurance to limit the implicit liability of the Government in the event of debilitating private losses.

Legal Reforms to Financial System

As part of the MOU with the ERP and EFF, the Government passed the Banking Services Act (“BSA”) (omnibus banking law), which repealed and replaced the Banking Act and Financial Institutions Act and the Bank of Jamaica (Building Societies) Regulations and amended the Building Societies Act. Commercial banks, merchant banks and building societies are now all governed by the BSA, which also includes provisions for the qualification and eligibility of external auditors. In addition, the BSA includes provisions which allow the Supervisor of Banks to operate autonomously.

In 2019, Parliament affirmed the Banking Services (Financial Holding Company) (Licence Application Form) Rules. These Rules provide financial groups with licensing procedures of financial holding companies (“FHCs”) under the Banking Services Act.

In keeping with the policy direction of the Government, the Jamaican Securities Act was also amended to enhance the legislative framework for the regulation of the securities industry in order to (i) combat the establishment and proliferation of unlawful financial operations; (2) correct other deficiencies in the regulatory framework of the securities industry; and (3) strengthen the Financial Services Commission’s (“FSC”) investigative powers. The Government has also implemented a variety of reforms impacting the financial system, in particular the securities sector. These reforms include the following:

•

Continuing to strengthen the regulatory and supervisory framework of securities dealers to enhance capitalization and strengthen their ability to withstand shocks. The Securities (Licensing and Registration) Regulations were amended to increase the minimum capital requirements for securities industry dealers and investment advisors. In addition, the Securities (Prudential) Regulations were enacted with a view to improving the soundness of the industry. The Securities (Prudential) Regulations stipulates standards for (i) minimum risk based capital adequacy ratios covering exposures to market, credit, foreign exchange and operational risks; (ii) stress testing; (iii) large exposures limits; (iv) restrictions on the withdrawal of capital and (v) liquidity management.

•

Reforming the securities dealers’ primary business model, which was retail repo, aimed at reducing the risks associated with the business model. The Securities (Retail Repurchase Agreement) Regulations were enacted to enhance the legal and regulatory framework for the retail repo market, by establishing a distinct treatment for investors in order to protect their interest in the event of insolvency of any securities dealer. In addition, the Collective Investment Scheme (“CIS”) regulations were promulgated to replace the Unit Trust Act and Mutual Fund regulations. These regulations were aimed at expanding the legal form in which the fund could be established as well as enhance the FSC’s authority to regulate all facets of the CIS industry. CIS product was recognized as a viable alternative to the retail repo product as it would reduce the balance sheet risks associated with the retail repo, thus, strengthening their ability to withstand interest rate and liquidity shocks.

The Bank of Jamaica (Amendment) Act, 2020

During 2020, The Bank of Jamaica (Amendment) Act, 2020 was passed. This act, among other things, clarifies the mandate of the BOJ and strengthens the BOJ’s governance framework to ensure it supports the mandate. Accordingly, the act now reflects the following:

•	the mandate of the BOJ is the maintenance of price stability and financial system stability with the primary objective being the maintenance of price stability;

•	revised appointment mechanisms, composition requirements and tenure for the board;

•	express statutory fit and proper requirements for board and statutory committee appointments; and

•	provisions designed to improve the financial independence of the central bank from Central Government, this implies the following:

•

reflecting the statutory minimum capital requirement as a percentage of monetary liabilities; restricting the ability to make temporary advances to the Government; and prohibiting the central bank from purchasing or acquiring on a primary issue securities issued or guaranteed by the Government;

•	removing the requirement for Minister’s approval in matters of staff emoluments; and

•

exempting the central bank from the requirements of the Public Bodies Management and Accountability Act (“PBMA”). In this regard regulations that will substantially incorporate the governance principles for public bodies under the PBMA are also proposed under the BOJ Act.

The Bank of Jamaica (Amendment) Act, 2022

During 2022, the Bank of Jamaica (Amendment) Act, 2022 was passed. This act now includes a definition of central bank digital currency, which digital currency now counts as legal tender in Jamaica. See “The Financial System—Other Developments—The Central Bank Digital Currency.”

The Financial Institutions (Resolution & Winding up) Act, 2024

In October 2017, the Cabinet approved drafting instructions for the preparation of legislation to establish a special resolution regime (“SRR”) for financial institutions.

The development of this bill is being overseen by a technical working group from the Financial Regulatory Committee under the Bank of Jamaica Act and comprising sub-working group teams with representatives from the Ministry of Finance, Ministry of Industry and Commerce, BOJ, FSC and the Jamaica Deposit Insurance Corporation.

A first draft of the bill was produced in 2019. However, the Cabinet was required by law to restart the entire process with new drafting instructions because the legislative process was not completed before the parliamentary election in 2020. Subsequently, the Financial Institutions (Resolution & Winding up) Act, 2024 was tabled before the Senate on June 28, 2024. The SRR legislation seeks to put in place a suite of administrative mechanisms that will empower the resolution authority to efficiently resolve systemically important financial institutions before they become completely balance sheet insolvent with limited court involvement. The legislation will also include insolvency provisions specific to the winding up of insolvent financial institutions or parts of financial groups that are not systemically important.

The bill is now expected to go through the customary processes necessary for passage of legislation. The bill, among other things, (i) establishes the Resolution Authority; (ii) provides for resolution powers and tools; (iii) establishes conditions for entry into resolution; (iv) provides for resolution funding; and provides for both solvent and insolvent winding-up of all financial institutions. Stakeholder education sessions commenced soon after the bill was tabled, including presentations to the Jamaica Bankers Association and the issuance of a “Frequently Asked Questions” document to the industry. These efforts will continue with the DTI industry and all relevant stakeholders, including securities and insurance industries.

The Co-operative Societies (Amendment) Bill and the Credit Unions (Special Provisions Bill)

The Ministry of Finance and the Public Service announced that with the passage of two companion bills, oversight of credit unions will pass to BOJ: the Co-operative Societies (Amendment) Bill and the Credit Unions (Special Provisions) Bill.

i) The Co-operative Societies (Amendment) Bill

The amendment to the Co-operative Societies Act will among other things bring credit union cooperative societies under the regulatory ambit of the BOJ. Accordingly, this bill includes provisions that will restrict the deposit-taking activities of co-operative societies to those co-operative societies, which operate as credit unions. Other substantive enhancements to the Co-operative Societies Act are contemplated by the Ministry of Industry, Investment and Commerce (formerly Ministry of Industry, Commerce, Agriculture and Fisheries (“MICAF”)) which is the Ministry with portfolio responsibility for cooperative societies. The process for the development of the Co-operative Societies (Amendment) Bill is ongoing.

ii) The Credit Unions (Special Provisions Bill)

A decision was taken to revise the framework proposal such that, the regulatory regime for credit unions would be placed in a stand-alone principal statute instead of in subsidiary legislation (as regulations under the Bank of Jamaica Act). The bill contains the framework that was initially proposed as regulations to bring the operations of credit unions fully under the BOJ’s prudential supervisory regime. Accordingly, the bill, among other things, covers licensing, capital, reserves, prohibited business, remedial and intervention processes and defines the role of specially authorized credit unions.

Upon the passage of the legislation, the BOJ will be granted full regulatory and supervisory control over credit unions. Total assets in the credit union sector increased by J$18.1 billion, or 10.0%, in the one-year period between December 2023 and December 2024. As of December 2024, assets for the 24 credit unions comprising the sector totaled J$198.6 billion, compared to the J$180.3 billion recorded in December 2023.

The development of the bill is at an advanced stage and the bill is under review by the necessary stakeholders. Accordingly, the BOJ is in the process of reviewing operating structures and resourcing needs within the organization to ensure that the supervisory regime for credit unions can be adequately executed under the proposed expanded mandate. In the interim, prudential supervision of the credit union sector will remain with the Department of Cooperatives and Friendly Societies.

The Microcredit Act

The Microcredit Act, 2021 (the “Microcredit Act”) was passed in January 2021 and became effective in July 2021. The aim of the Microcredit Act is to license and regulate microcredit institutions (“MCIs”) that provide financing to individuals, as well as to micro, small and medium sized enterprises. The Microcredit Act aims to minimize the possibility of the sector being used as a conduit for money laundering and terrorism financing. The Consumer Affairs Commission was designated as the body with responsibility for overseeing consumer protection, namely through issuing a code of conduct for licensees on consumer related matters and through the investigation of any complaint brought by a microcredit service consumer. The Microcredit Act creates a licensing regime that incorporates the usual safeguards of (i) fit and proper requirements for licensees and their owners, (ii) operating requirements for licensees and (iii) requirements to address complaints. The BOJ is afforded with standard regulatory powers to conduct inspections, examine the records of licensees, impose regulatory sanctions for non-compliance and issue standards and guidance for the money-lending services that will be governed by this legislation.

Applicants were afforded a period of twelve months from the commencement date of July 30, 2021 to comply with the provisions of the Microcredit Act and submit a license application to continue operating in the microcredit business, or cease to carry out such business. New and existing entrants to the sector that comply with the stipulations and procedures for licensing set out in the Microcredit Act will be licensed as an MCI. The application form to operate as an MCI in Jamaica is set out in the Microcredit (Licence, Form of Application) Rules, 2021. As at March 2025, 75 institutions have been granted licenses under the Microcredit Act.

The Standard of Sound Practice on Fit and Proper Assessments for Microcredit Institutions was issued in November 2021. The standard is intended to provide guidance regarding (i) the criteria for “fit and proper” assessments, (ii) the application of the “fit and proper” criteria by the Supervisor and (iii) the approach to conducting “fit and proper” assessments.

Industry Outreach

In 2022 and 2023, the Microcredit Regulatory Oversight Department engaged the public through a range of avenues, including sessions to help prepare microcredit operators for licensing and meetings with the sector’s Joint Advocacy Committee (constituted of the industry’s two main associations, the Jamaica Association of Micro Financing Limited (“JAMFIN”) and the Jamaica Micro Financing Association (“JAMFA”)), facilitating a two-way sharing of information on matters of relevance to the sector. By the end of March 2025, 171 applications were submitted to the BOJ, and the BOJ issued a total of 75 microcredit licenses. See “—Microcredit Licensing.”

Microcredit Licensing

•	By December 31, 2022, a total of 127 applications had been received by the BOJ, the bulk of which were received on the last two days of the transition period.

•	By the end of 2022, BOJ issued a total of seven microcredit licenses, accounting for approximately 50% of the aggregated loans.

•	By December 31, 2023, there were a total of 33 microcredit entities under the BOJ’s supervision.

•	By December 31, 2024, there were a total of 65 microcredit entities under the BOJ’s supervision.

•

As at March 31, 2025, 171 applications were submitted to the BOJ, reflecting an aggregate loan balance of J$46 billion or US$290 million (this measure is used as a proxy for the size of the market). The size of the market, therefore, stands at approximately 1.5% of GDP.

•	By the end of March 2025, the BOJ issued a total of 75 microcredit licenses, accounting for over 86% of the aggregated loans. Licensees under the Microcredit Act may be found on the BOJ’s website.

Risk-Based Supervision of Microcredit Institutions

•

In preparation for risk-based supervision of the sector, during 2022, the BOJ completed the development of a risk-based supervisory framework, and risk-rated entities holding over 90% of the aggregated loans of the sector.

•

In 2023, the BOJ’s risk rating process was optimized from a manual paper-based tool to an online risk-based system (“ORBS”). The ORBS platform allows the BOJ to efficiently undertake the risk assessment of a large number of MCIs that are subject to national and global AML/CFT/CFP laws. This has enabled the Bank to risk-rate 100% of applicable entities, ahead of licensing, and the risk rating results are used to inform BOJ’s supervisory plans.

The activities undertaken as of the date of this report and consequential achievements have enabled the BOJ to undertake risk-based supervision of the sector, thereby helping to safeguard the country against money laundering and terrorism financing and related risks.

Anti-Money Laundering, Countering the Financing of Terrorism and Proliferation of Weapons of Mass Destruction Rules

To improve compliance with the international standards on Anti-Money Laundering, Countering the Financing of Terrorism and Proliferation of Weapons of Mass Destruction rules (“AML/CFT” or “AML/CFT/CFP”), (i.e. the revised FATF 40 Recommendations 2012) the BOJ developed Guidance Notes on the Prevention of Money Laundering and the Financing of Terrorism, Proliferation, and Managing Related Risks (“the AML/CFT Guidance Notes”) which were finalized in 2017 and gazetted in 2018.

The requirements under the AML/CFT Guidance Notes with which compliance is expressly mandated, pertain to areas regarding the following:

•	risk based framework;

•	know your customer, know the transaction counterparty and customer due diligence;

•	special guidance on UNSC resolutions on proliferation;

•	special guidance on branches and subsidiaries;

•	nominated officer regime;

•	board responsibility and employee integrity and awareness;

•	compliance monitoring;

•	transaction monitoring and reporting; and

•	record keeping.

Following several policy developments and legislative changes, the BOJ has embarked on an initiative to update the AML/CFT Guidance Notes to maintain alignment with international best practice and the current AML/CFT/PWMD regulatory framework. The updates are expected to be completed within FY 2025/26, subject to affirmation by both Houses of Parliament.

For further details on certain laws and regulations governing the financial sector, see “—Monetary System—Legislation and Regulation.”

The Data Protection Act, 2020

The Data Protection Act (“DPA”) was enacted in June 2020, primarily to provide for the protection of the privacy of individuals’ personal data.

Jamaica’s first Information Commissioner was appointed on December 1, 2021 and undertakes the following functions as stated in section 4 of the DPA: (a) monitoring compliance with the Act and any Regulations made under the Act; (b) giving to the Minister such advice as the Commissioner considers appropriate, or as may be requested by the Minister, on any matter relating to the operation of the Act or otherwise for the protection of personal data; (c) promoting the observance of the requirements of the Act and the following of good practice by data controllers; (d) arranging for the dissemination, in such form and manner as the Commissioner considers appropriate, of such information as it may appear to the Commissioner expedient to give to the public about the operation of the Act, good practice and about other matters within the scope of the Commissioners functions under the Act and the Commissioner may give advice to any person about any of these matters; (e) preparing and disseminate, or direct the preparation and dissemination of, to such persons or other entities as the Commissioner considers appropriate, guidelines to be adhered to as good practice, (i) where the Commissioner considers it appropriate; and (ii) after such consultation with trade associations or persons representing data controllers, data subjects, or persons representing data subjects, or such other entities having an interest in the matter, as appears to the Commissioner to be appropriate; (f) where the Commissioner considers it appropriate to do so, (i) encouraging trade associations to prepare, and to disseminate to their members, self-initiated guidelines; and (ii) where any trade association submits self-initiated guidelines for the Commissioners consideration, considering the guidelines and after such consultation with data subjects or persons representing data subjects, as appears to the Commissioner to be appropriate, notifying the trade association whether in the Commissioner’s opinion the guidelines promote the following of good practice.

The DPA provides a regime for the transparent oversight of data controllers, whether they be individuals, public authorities, corporate bodies, or partnerships processing the personal data of data subjects in Jamaica.

The DPA seeks to ensure that both the public and private sectors implement the necessary measures to strengthen the protection of personal data in their possession and under their control. Persons processing personal data in any way are required to, among other things, respect the rights of data subjects and others as prescribed in sections 5 through 13 of the DPA and ensure compliance with the eight data protection standards prescribed in sections 21 through 31 of the DPA which are aimed at ensuring that personal data is processed without prejudice to the rights and interests of the data subjects to whom those data relate.

By appointed day notice published in the Jamaica Gazette and dated November 30, 2021, sections 2, 4, 56, 57, 60, 66, 74 and 77 and the first schedule of the DPA were brought into operation with effect from December 1, 2021. This coming into effect of the DPA, although partial, commenced a two-year transitional period provided for in section 76 of the DPA which allowed data controllers time to prepare for compliance with the requirements of the DPA. Those sections provided for the establishment of the Office of the Information Commission (“OIC”) as the regulatory authority for data protection, the appointment of the Information Commissioner and Data Protection Oversight Committee, the development of a data sharing code and for international cooperation. Though originally among the subjects assigned to the Ministry of Science, Energy, Technology and Transport (formerly the Ministry of Science, Energy and Technology), data protection since June 2023 is among the subjects under the purview of the Office of the Prime Minister which is giving administrative support to the Office of the Information Commissioner in the operationalization of the office and the implementation of the DPA.

By way of the Data Protection Act, 2020 (Additional Specified Provisions) (Appointed Day) Notice, 2023, dated November 30, 2023, also published in the Jamaica Gazette, the following sections of the DPA were brought into operation on December 1, 2023:

•	Sections 1 and 3;

•	Part II;

•	Sections 14 to 17, 19 and 20;

•	Sections 21(1), (3), (4) and (5);

•	Sections 22 to 31;

•	Part V

•	Sections 58, 59, 61, 63, 64, 65, 67, 68, 69, 71, 72, 73, 75 and 76; and

•	The second and fourth schedules.

The additional sections brought into operation provide for the rights of data subject rights, the compliance requirements for data controllers, including the obligation to register with the Information Commissioner and adhere to the standards for processing personal data, exemptions to the data processing standards or disclosure to data subject requirements and certain miscellaneous matters necessary for the implementation of the DPA. They generally do not include the enforcement provisions which would impose penalties for non-compliance or the provisions requiring submission of an annual data protection impact assessment.

The enforcement provisions and any other remaining sections of the DPA (sections 18, 21(2), 21(6) and 21(7), Part VI, sections 62 and 70) as well as the third and fifth schedules remain to be brought into force by the Minister.

Following the enactment of sections 14 to 17, 19 and 20 of the DPA on December 1, 2023, all data controllers are required to register with the OIC by submitting the particulars specified in the DPA and those prescribed in regulations issued thereunder. The Data Protection Regulations, 2024 prescribed by the Minister were promulgated and published in the Jamaica Gazette Supplement dated March 4, 2024. These Regulations provide for the form and manner of addressing data subject rights, certain fees chargeable by the Commissioner, the appointment of data protection officers, reporting requirements relating to a contravention of data protection standards or security breach, fair processing in accordance with the first data protection standard, procedures for accessing the Appeals Tribunal and the relevant forms to be used in keeping with the provisions of the DPA.

The Data Protection (Data Controller Registration) Regulations, 2024, prescribed by the Information Commissioner with the approval of the Minister and published in the Jamaica Gazette Supplement dated April 1, 2024, provides the additional particulars required to be furnished by a data controller to register with the Information Commissioner and the fees chargeable by the Commissioner for registration and related services. Regulations to provide for the disposal of records containing personal data have been prepared and are awaiting promulgation.

In addition to the registration, monitoring, assessment, investigation, and prosecution of data controllers to ensure compliance with the DPA, the OIC has as a part of its mandate advising the Minister and disseminating information to the public about matters related to data protection. To this end, the OIC has hosted and/or partnered with stakeholders, including ministries, departments and agencies of Government, educational institutions, privacy practitioners, and other private sector persons, in providing sensitization sessions and various public awareness initiatives. These activities focus on increasing data subjects’ awareness of their rights under the legislation, ensuring data controllers’ appreciation of the obligations imposed on them by the DPA, and soliciting stakeholder input or feedback on matters of specific concern to their respective groups or sectors.

The first registration cycle covering the period December 1, 2023 to November 30, 2024 saw the OIC pursuant to section 16 of the DPA receiving registration particulars from 1,345 data controllers which are presently at varying stages of verification. Section 17 of the DPA requires the Information Commissioner to maintain a register of persons who have provided information as a part of the registration process required by the Act. The register can be accessed via the commission’s website. The OIC also held its second annual Data Privacy Conference in February 2025.

Simultaneously with the above measures to build out the legislative framework and increase public awareness and stakeholder buy-in, the OIC continues its efforts to operationalize the office in anticipation of the full implementation of the DPA (i.e. the bringing into effect of the remaining sections and commencement of enforcement activities) by:

•	establishing its policies and operational procedures;

•	implementing its ICT infrastructure and pursuing the development of technological software systems and other tools to support efficiency;

•	conducting recruitment exercises to onboard the necessary human resources to fill key functional areas within the organization;

•	the procurement of required goods, works and services to complete the build out of the office and strengthen its overall capacity;

•	creating international linkages which will allow for information sharing and cross-border cooperation with enforcement and other matters; and

•	becoming a corporate member of the International Association of Privacy Professionals in September 2024.

The OIC aims to become, through the above, a regional leader and international influence in the areas of data protection and data privacy initiatives.

Energy Policy

The Government continues to pursue its energy policy goals, through the development of an enabling and adaptive legislative and policy framework for the governance of the energy sector. The legislative and regulatory agenda includes the Petroleum (Downstream Activities) Bill and Regulations; the amendments to the Electricity Act, 2015, Electricity (Auxiliary Connections) Regulations and Electricity (Electric Power Wheeling). Jamaica continues to implement the National Energy Policy 2009-2030 to reduce energy costs, modernize and expand its electricity generating capacity and facilitate investments in renewable and alternative resources. The MSETT is currently conducting a review and update of the National Energy Policy, having received consulting support from Castalia in FY 2023/24.

In 2024, the electricity mix included 11% renewables, 59% Liquefied Natural Gas (“LNG”), and 30% attributable to petroleum. Renewable sources of energy and LNG offer more stable, efficient and cleaner fuels when compared with heavy fuel oils, which contain more pollutants. LNG is an energy transition fuel, which provides greater flexibility in generation operations.

The MSETT received Cabinet’s approval for the second Integrated Resource Plan (“IRP”), which is an update on the first IRP. The IRP is a comprehensive decision-support tool and roadmap for meeting Jamaica’s electricity grid objectives over the next 20 years. In December 2021, the MSETT completed the Integrated Energy Plan (“IEP”), which reviewed the electricity and transport sectors with respect to fuel diversification strategies and the electric mobility framework.

Developments under the Electricity Act, 2015

The Joint Select Committee of Parliament advanced its five-year review of the Electricity Act, 2015. Several energy sector stakeholders have provided their comments to inform the deliberations, which began in April 2021. The House of Parliament prepared the draft report in February 2024 and it is currently being reviewed by committee members. Several related issues aimed at strengthening the electricity sector and informing the related regulations are:

•	improving technical definitions;

•	grid modernization;

•	Jamaica Public Service’s (“JPS”) right of first refusal (“ROFR”);

•	the competitiveness framework; and

•	non-technical losses.

Electricity (Amendment, Indemnification and Validation) Bill

The Electricity (Amendment, Indemnification and Validation) Bill in respect of activities related to the Board of Examiners (“BOE”) and officers of the Government Electrical Inspectorate (“GEI”) was amended and will proceed without the inclusion of substantive provisions, which are to be considered by the Joint Select Committee of Parliament. With the closure of the GEI and the BOE in November 2021, and the transition to the Government Electrical Regulator (“GER”), the inspectorate functions have been privatized.

Establishment of the Government Electrical Regulator (GER)

On November 1, 2021, the GER became fully operational with a mandate to:

•	regulate the electrical installation and inspection processes;

•	register electricians;

•	enroll technical electrical assistants;

•	license private electrical inspectors; and

•	ensure safe electrical installations throughout the island.

The legislation, which was gazetted in 2021, contains provisions which govern licensing examinations and the professional conduct of electricians and private electrical inspectors. In addition, the regulations provide avenues for members of the public to make complaints to the regulator.

The Electricity (Net Billing) Regulations

The Electricity (Net Billing) Regulations empowers self-generators to install renewable energy systems with maximum capacities of 10 kW and 100 kW, for residential and commercial customers, respectively. The latest draft Regulations which were prepared collaboratively by the MSETT and the Office of the Parliamentary Council (“OPC”), were approved by the Parliament in July 2022 and published in the September 2022 gazette.

The Electricity (Wheeling) Regulations

The Attorney General’s Chambers reviewed the latest draft of the Electricity (Wheeling) Regulations for tabling in the Lower House of Parliament. The regulations are designed to allow JPS’s customers with a minimum demand of one megavolt ampere to move power generated at one facility across the transmission and distribution network to other locations within the self-generator’s satellite operations for their own exclusive use.

Electricity (Amendment) Bill

The Electricity (Amendment) Bill as originally conceptualized is to augment the current provisions in the Electricity Act, 2015 establishing the Generation Procurement Entity (“GPE”) by specifying its functions, constitution and procedures for operations and providing for the validation and indemnification of the GPE’s actions. The bill will advance with provisions for the validation and indemnification of actions of members of the GPE. However, the substantive amendments contemplated in the bill will await the current deliberations.

Electric Mobility

The electric vehicle council has worked collaboratively to finalize the strategic framework for electric mobility. The cabinet approved the strategic framework and the fiscal incentives for electric vehicles. The Ministry completed the National Electric Vehicle Supporting Policy with consulting support from Deloitte in June 2023. The policy will support the goal of transport sector energy efficiency improvements while providing the overarching framework for the associated EV ecosystem, alternative vehicle options and local adoption.

Petroleum (Downstream Activities) Bill

The Petroleum (Downstream Activities) Bill and Regulations will govern all aspects of the downstream petroleum sector: importation, refining, storage, blending, bulk distribution, retailing, and transportation of petroleum products and includes provisions for the licensing of all natural gas activities and other relevant provisions for the natural gas sector when finalized. The bill will not apply to the upstream petroleum sector.

Petroleum (Amendment) Bill

The Petroleum (Downstream Activities) Bill was received in June 2023 from the Office of the Parliament Council (“OPC”) and it included opinions from the OPC, the Attorney General’s Chambers (“AGC”), the Legal Reform Department (“LRD”) and key petroleum and natural gas stakeholders. MSETT reviewed the fourth draft of the bill to determine gaps and to ensure that the Government’s policy objectives are to encourage competition and private investment in the long-term financing of the sector, to promote fair competition in the petroleum and natural gas industries and to ensure the protection and safety of consumers and the public. The fifth drafting instructions are being prepared by MSETT in accordance with the same policy objectives.

Non-Technical Loss Reduction

Non-technical electricity losses due to theft, continue to be a major challenge. Presently, non-technical losses account for approximately 20% of electricity net generation– being one of the highest in the region. The Government received technical assistance from USAID and its lead consultant, Deloitte, under a program aimed at strengthening utilities and promoting energy reform. In addition, the IDB funded the preparation of a national electricity loss reduction plan consultancy for Jamaica, which was conducted by Estudios Energeticos Consultores. In 2021, USAID and Deloitte established a working group comprising of MSETT, JPS, the Jamaica Social Investment Fund, IDB, and other Ministries, Departments and Agencies (“MDAs”). The group came to a consensus on a set of strategic policy concepts that could address the vexing issues of non-technical losses. The concepts are grouped into four categories: energy efficiency, communication and reporting, empowerment and enforcement. The final national electricity loss reduction plan was submitted to the MSETT in August 2023.

Communication and reporting will build trust between relevant entities and encourage cooperation on loss reduction activities and objectives. Empowerment will provide consumers with the tools to acquire legal electricity, and enforcement will discourage the theft of electricity through prosecution. The first activity was disaggregation and management of losses at the feeder level in the red and yellow zones.

The IDB’s non-technical losses audit consultancy resulted in the completion of the Energy Loss Independent Audit Report (“ELIR”) and preparing a National Electricity Loss Reduction Plan (“NELRP”). The ELIR focuses on the factors that impact the level of technical and non-technical losses at the national, parish and feeder levels. The NELRP defines the roles, actions, time periods, benefit-cost, targets and other elements needed to reduce losses. In the fourth quarter of FY 2024/25, the MSETT prepared a Cabinet Submission for the National Electricity Loss Reduction Plan (2024-2034), which aims to strengthen the regulatory enforcement powers to ensure prompt implementation of agreed benchmarks and standards.

Energy efficiency programs, such as the banning of incandescent light bulbs was approved by Cabinet in September 2022. In 2024, the Ministry of Industry, Investment, Commerce (“MIIC”) and the MSETT collaborated on the finalization of the draft trade order to prohibit the importation of standard incandescent light sources, except under license. The MSETT’s intent is to encourage the switch from incandescent light bulbs to light emitting diode, or LED, lighting sources, which will improve the energy efficiency of households and businesses, while saving up to 80% of lighting electricity costs.

Global Digital Services

The Global Digital Services (“GDS”) sector is a rapidly growing industry which comprises but not limited to Business Process Outsourcing (“BPO”), Information Technology Outsourcing (“ITO”) and Knowledge Process Outsourcing (“KPO”). GDS as a sector provides digital products and services solutions to customers worldwide, driven by the need of businesses to stay competitive in today’s digital world by leveraging technology and automation to improve efficiency and reduce costs. In addition, the rise of digitalization, automation and the internet of things is driving companies to be more adaptable in connecting with customers in a digital world.

Jamaica’s GDS sector comprises approximately 70 companies of varying sizes engaged in a broad variety of activities. At the end of March 2025, there are approximately 55,000 people employed in the industry across the island, a decrease of 11.3% in comparison to the corresponding period in 2024, during which approximately 62,000 persons were employed. This decrease in employment is attributed to a variety of factors which include: onshoring/reshoring, geopolitical considerations, technological advancements, and the local challenges of cost of doing business. The estimated spend in the local economy is around US$1 billion, through wages, office space leasing, utilities and other categories.

GDS firms located in Jamaica are executing a broad range of services, including web development, software development, digital marketing, e-commerce, cloud computing, data analytics, customer care, technical support, back office (finance and accounting, administrative and human resource-related services), market research and analysis, claim processing, debt collection, graphic design, telecommunications, banking, insurance, healthcare, retail and logistics. GDS providers may specialize in one specific service or a group of services, or they can be large technological companies that offer a variety of services.

GDS is presently making a noticeable contribution to employment generation and is augmenting economic growth in Jamaica. Jamaica provides for several advantages conducive to the GDS sector, including:

•	Strategic and ideal time-zone and proximity to the US, the world’s biggest originator of outsourcing;

•	Sophisticated and reliable telecommunications infrastructure;

•	A large and educated English speaking workforce; and

•	Cultural affinity to source markets (such as the United States, Canada and the United Kingdom).

The National Outsourcing Strategy was adopted in 2015, with the goal of increasing employment in the sector to 36,000 new jobs by March 2020. This required action across multiple Jamaican ministries, department and agencies to strengthen the enabling environment in the following main strategic focus areas: policy and incentive framework; labor market enhancement; infrastructure development; and market penetration. A follow-on strategy, which would see the country target 70,400 jobs by March 2025, was approved by the Cabinet in February 2022 and was tabled in Parliament on May 24, 2022. The implementation of this new strategy was significantly supported by the Global Services Sector Project (“GSSP”). The GSSP was initiated to grow the Jamaican economy particularly in higher value-added digital segments with the following targets to: (i) strengthen and improve the skills development system to provide the global service sector with better skilled workers, particularly, in higher value-added segments and (ii) increase Jamaica’s institutional capacity to attract foreign direct investment and increase the export services.

To improve the country’s competitiveness and support the development of the service industry, the Government signed a contract for US$15 million with the IDB. The allocation of this budget was assigned to the GSSP in January 2019, and JAMPRO was named the executing agency. The duration of the project was five years and ended in July 2024.

The efforts of the GSSP and JAMPRO have resulted in Jamaica’s GSS Sector averaging a 20% employment growth which is among the highest in the world. Despite the temporary lockdown and contraction experienced in April 2020 because of the COVID-19 pandemic (resulting in an initial contraction to 36,000 employees in March 2020), the sector quickly recovered to more than 15% growth during the period July 2020 to March 2021. An estimated ten new sites were opened by current and new operators since the onset of the pandemic and the industry grew with approximately 30% increase in operators since 2019. The GSSP and JAMPRO were also able to create the “Upsource Jamaica” brand which is used to enhance recognizability, attracts investors, and support the marketing efforts for Jamaica’s GDS sector as it pivoted to higher value and higher skills services.

Programs have also been developed by the HEART/NSTA Trust to facilitate on-the-job management training, international accreditation of courses and apprenticeship programs.

Since 2012, the DBJ has committed approximately US$92.7 million to the BPO sector. Of this amount, US$90.1 million has been disbursed, to date, to BPO ventures which are engaged in developing a total of 1,184,000 square feet of operating space and projected to create 27,500 jobs at full capacity. Additionally, the DBJ’s financing has facilitated about US$153 million in private sector investments. To date, all 20 DBJ funded projects have been completed, leased and occupied and have reported a total employment of 22,598 jobs.

Future of Jamaica’s GDS sector

Jamaica is positioning itself to attract investments in the higher value segment of the outsourcing sector by delving deeper into areas such as KPO and ITO under its “Upsource Jamaica” brand. Focusing on shared services, legal process outsourcing, medical process outsourcing, finance and accounting, software development, cyber security and data analytics. Jamaica, though JAMPRO (the government agency responsible for the promotion of business opportunities in export and investment), has actively engaged international KPO operators to get them to expand their business to Jamaica. Additionally, JAMPRO continues to work with local universities and key stakeholders, sharing opportunities for employment as well as establishing partnerships for training in the KPO and ITO space.

The Government continues to ensure that a long-term sustainable plan for the growth of the GDS sector is created and the efforts of the GSSP are continued. Therefore, a working group, comprised of the GDS sector, Jamaica Promotions Corporation, Port Authority of Jamaica and the Jamaica Special Economic Zone Authority has been established to create and implement an action plan that will achieve the goal of growing the industry.

The working group will focus on the following: (i) raising awareness of Jamaica as a preferred destination for the GDS sector, including increasing new investors within the sector, as well as, export of services contracts, (ii) enhancing support for the training of persons in the global service sector and (iii) enhancing the ecosystem in the country to attract investments in the sector.

Gross Domestic Product

The Jamaican economy contracted by 0.7% in 2024 compared to 2023, expanded by 2.6% in 2023 compared to 2022 and expanded by 5.2% in 2022 compared to 2021. The decrease in 2024 was mainly the result of decreases in all industries with the exception of transport, storage and communications, electricity and water supply and finance and insurance services. Industries reflecting decreases in 2024 over 2023 included manufacturing (1.2%), mining and quarrying (0.2%), construction (2.9%), wholesale and retail trade, repairs, installation of machinery and equipment (1.3%), hotel and restaurants (0.3%), real estate, renting and business activities (0.9%), producers of government services (0.4%), and other services (1.1%).

Real GDP grew by 1.8% in FY 2023/24, as compared to a growth of 4.7% in FY 2022/23, a growth by 8.2% in FY 2021/22, a decline by 11.0% in FY 2020/21 and decline of 0.1% in FY 2019/20. References in this report to 2024 real GDP are preliminary figures provided by the Statistical Institute of Jamaica.

Sectoral Origin of Gross Domestic Product

	2020(1)		2021(1)		2022(1)		2023(1)		2024(1)
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of J$ at constant 2007 prices, except percentages)
Agriculture, Forestry and Fishing:	54,694	7.8	59,229	8.0	64,587	8.3	60,879	7.7	59,040	7.5
Traditional Export Agriculture	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Other Agricultural Crops and Post-Harvest Crop Activities	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Animal Farming, Forestry and Fishing	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Construction	55,594	7.9	60,583	8.2	59,215	7.6	57,918	7.3	56,231	7.1
Manufacturing	63,792	9.1	65,680	8.9	69,792	9.0	71,414	9.0	70,524	8.9
Mining and Quarrying:	14,697	2.1	11,403	1.5	7,519	1.0	14,046	1.8	14,013	1.8
Bauxite and Alumina	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Quarrying incl. Gypsum	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

Total Goods	188,778	26.8	196,895	26.8	201,112	26.0	204,258	25.7	199,808	25.3

Wholesale and Retail Trade; Repairs; Installation of Machinery and Equipment	123,263	17.5	131,724	17.9	139,178	18.0	140,611	17.7	138,725	17.6
Electricity and Water Supply	23,180	3.3	23,340	3.2	23,861	3.1	24,991	3.1	25,052	3.2
Finance and Insurance Services	85,729	12.2	87,342	11.9	88,273	11.4	90,320	11.4	91,651	11.6

	2020(1)		2021(1)		2022(1)		2023(1)		2024(1)
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Producers of Government Services	96,834	13.8	97,025	13.2	97,053	12.5	96,606	12.2	96,192	12.2
Hotels and Restaurants	22,411	3.2	30,749	4.2	45,525	5.9	51,488	6.5	51,345	6.5
Real Estate, Renting and Business Activities	80,422	11.4	81,618	11.1	83,061	10.7	84,348	10.6	83,574	10.6
Transport, Storage and Communication	74,990	10.7	79,341	10.8	84,497	10.9	88,792	11.2	90,697	11.5
Other Services	41,929	6.0	43,088	5.9	47,977	6.2	50,571	6.4	50,003	6.3

Total Services	548,758	78.0	574,227	78.0	609,424	78.7	627,727	79.0	627,239	79.5

Less: Financial Intermediation Services Indirectly Measured (“FISIM”)	33,992	4.8	35,206	4.8	36,194	4.7	37,474	4.7	38,247	4.8

Real GDP at Basic Prices	703,543	100.0	735,916	100.0	774,342	100.0	794,511	100.0	788,800	100.0

(1)	Data for 2020, 2021, 2022, 2023 and 2024 are preliminary.

Source: Statistical Institute of Jamaica.

The following table shows the rate of growth of real GDP by economic sectors at constant 2007 prices for the five years ended December 31, 2024:

Rate of Growth of Real GDP by Sector

	2020(1)	2021(1)	2022(1)	2023(1)	2024(1)
Agriculture, Forestry and Fishing	(1.4)	8.3	9.0	(5.7)	(3.0)
Traditional Export Agriculture	n.a.	n.a.	n.a.	n.a.	n.a.
Other Agricultural Crops and Post-Harvest Crop Activities	n.a.	n.a.	n.a.	n.a.	n.a.
Animal Farming, Forestry and Fishing	n.a.	n.a.	n.a.	n.a.	n.a.
Construction	(0.8)	9.0	(2.3)	(2.2)	(2.9)
Manufacturing	(5.4)	3.0	6.3	2.3	(1.2)
Mining and Quarrying:	(21.5)	(22.4)	(34.1)	86.8	(0.2)
Bauxite and Alumina	n.a.	n.a.	n.a.	n.a.	n.a.
Quarrying incl. Gypsum	n.a.	n.a.	n.a.	n.a.	n.a.

Total Goods	(4.5)	4.3	2.1	1.6	(2.2)

Wholesale and Retail Trade; Repairs and Installation of Machinery	(8.5)	6.9	5.7	1.0	(1.3)
Electricity and Water Supply	(5.8)	0.7	2.2	4.7	0.2
Finance and Insurance Services	(3.8)	1.9	1.1	2.3	1.5
Producers of Government Services	0.2	0.2	0.0	(0.5)	(0.4)
Hotels and Restaurants	(53.8)	37.2	48.1	13.1	(0.3)
Real Estate, Renting and Business Activities	(2.3)	1.5	1.8	1.5	(0.9)
Transport, Storage and Communication	(12.3)	5.8	6.5	5.1	2.1
Other Services	(23.5)	2.8	11.3	5.4	(1.1)

Total Services	(10.9)	4.6	6.1	3.0	(0.2)

Less: Financial Intermediation Services Indirectly Measured (“FISIM”)	3.6	3.6	2.8	3.5	2.1

Real GDP at Basic Prices	(9.9)	4.6	5.2	2.6	(0.7)

(1)	Data for 2020, 2021, 2022, 2023 and 2024 are preliminary.

Source: Statistical Institute of Jamaica.

The Petrocaribe Agreement

On August 23, 2005, Jamaica entered into the Petrocaribe Energy Cooperation Agreement (the “Petrocaribe Agreement”) with the government of the Bolivarian Republic of Venezuela, effective as at June 29, 2005. Under the Petrocaribe Agreement, Venezuela agreed to make available to Jamaica a portion of the value of Jamaica’s purchases of oil as a concessionary loan facility. The terms of the Petrocaribe Agreement limited the concessionary flows to the purchase of a maximum of 23,500 barrels per day (23,500 Bbl/day) of crude oil, refined products and liquefied petroleum gas (“LPG”) or its energy equivalents, supplied directly to Jamaica for its internal consumption. Prices for products are based on prevailing rates in the international oil market and deliveries to Jamaica are subject to the commercial policies and practices of Petroleos de Venezuela S.A. (“PDVSA”). Jamaica has the option of providing alternative forms of payments through goods and services. The Petrocaribe Agreement may be modified or terminated by Venezuela upon 30 days’ written notice to Jamaica.

In 2006, the Jamaican Parliament authorized the establishment of the Petrocaribe Development Fund to undertake the following activities in relation to the Petrocaribe Agreement:

•	manage loan proceeds that flow to Jamaica;

•	provide financing for approved projects, social developments and receive loan repayments from borrowers; and

•	meet debt service obligations to Venezuela arising from the Petrocaribe Agreement.

As of March 31, 2025, the loan proceeds to the Government of Jamaica totaled US$82.1 million.

In February 2018, the Cabinet approved the integration of the operations of the PCDF into the Central Government, consistent with the Government’s reform of the public bodies subsector and public financial management. The Petroleum Act was thereafter amended to facilitate the integration and related matters. The Petroleum (Amendment) Act, 2019 was gazetted on September 26, 2019 and came into effect on September 27, 2019.

The Urban Development Corporation of Jamaica

Due to delays in project implementation during the FY 2021/22 period caused by the COVID-19 pandemic, the Urban Development Corporation of Jamaica (“UDC”) made efforts to advance its development portfolio during FY 2023/24. The works contract for the Portmore Resilience Park finalized and an event to launch the start of works was held on January 17, 2024. The UDC advanced its development portfolio during FY 2024/25. Some of the major projects pursued within FY 2024/25 are highlighted below.

Revitalization of Downtown Kingston

Kingston Harbour Walk

The development of a linear park along the coastline of Kingston Harbour, inclusive of pedestrian and cycling pathways, commercial and recreational activities and climate resilient infrastructure. The project will extend from Downtown Kingston to Port Royal. Currently, the UDC is partnering with the Jamaica Social Investment Fund as part of an International Bank of Reconstruction and Development (“IBRD”) loan to the Government of Jamaica for the development of a segment of the Kingston Harbour Walk – a 25km linear park and public space along Kingston Harbour. Segment 1 is called the Kingston Waterfront Improvement Project and runs from Kingston Pen Gully to the Ministry of Foreign Affairs and Foreign Trade. Work during FY 2024/25 was geared towards planning for implementation, specifically the programming and activation of the waterfront. Identification and alignment of resources to support implementation is in progress. Segment 2 of the development, running for approximately 10km from Rae Town to Harbour View, is being considered for funding from the Caribbean Development Bank through a grant. The grant agreement is being finalized.

This project aims at arresting physical and social blight within the development area, with the purpose of improving economic and social conditions within the planned area and beyond. The development will transform areas of Downtown to Harbour View, exponentially increasing the value of lands in the vicinity and opening Kingston to a scale of development that will define the next ten years. An active waterfront, creative and iconic public spaces, parks and amenities for entertainment and wellness will be created.

Government Campus

As mandated by the Portfolio Ministry, the UDC will develop a plan for the creation of a Government Campus to be located at Heroes Circle. The Campus is to be a major civic and recreational area. It will feature a redeveloped National Heroes Park, a new parliament building in the park, and buildings around the park to house the various ministries and government agencies. The project is in the feasibility stage with technical assessments underway to inform the social, housing, traffic and environmental aspects of the project. Additionally, the scope of the project includes redevelopment of the York Park Fire Station into a world class complex to support enhanced services for emergency response and planning throughout Jamaica.

The Government Campus continues to be planned with ongoing social, environmental, housing and traffic assessments. During FY 2024/25 period, the Strategic Environmental Assessment and Traffic Impact Assessment were completed. The Housing Socio-Economic Assessment has commenced while the redesign of the Jamaica Fire Brigade station was completed.

The creation of a Government Campus in a single, consolidated modern and energy efficient space will provide better synergy amongst Ministries and Agencies and lead to reduced expenses. The Government Campus at Heroes Circle will include the creation of mixed residential and commercial spaces in the surrounding areas to replace the current ageing facilities and will have a catalytic effect on the general re-development of that section of Downtown Kingston. Expenditure during FY 2024/25 on the project was J$224.3 million.

Renovation of the Jamaica Conference Centre

The UDC, in collaboration with the Ministry of Finance and the Public Service aims to make the Jamaica Conference Centre (“JCC”) on the Kingston Waterfront a world-class event conference venue, and the Caribbean’s premiere conference destination. During FY 2024/25, the roof rehabilitation and elevator replacement was completed, while contracting for works was advanced on the works to improve the concourse and the Harbour Lounge. Expenditure during FY 2024/25 was J$54.35 million. Total expenditure to date is J$563.56 million.

Northern Car Park

Construction of a multi-story car park facility with ground level commercial spaces in the area immediately to the north of the Office Centre Building in Downtown Kingston. The car park will cover five floors, more than 700 parking spaces as well as commercial space for lease. The bidding process closed on February 12, 2025. The bid evaluation process is ongoing.

Other UDC Projects

Portmore Resilience Park

Works are advancing at the Portmore Resilience Park, located at Lot 26 Portmore Town Centre. The park will be a centralized public space in Portmore that will be a hub for nature lovers, sporting, wellness, and entertainment for the community. The 26-acre space will include the 18-acre park, established with approximately 4.75 acres reserved for the Ministry of Transport on one side, and 2.75 acres for a commercial space on the other side. The project is 50% complete as of March 2025. Demolition and site works are over 90% complete. Infrastructure work is progressing across various areas of the project, namely the main building, indoor sports facility, entry buildings. The project is expected to be completed in September 2025. Expenditure to date is J$1.4 billion.

Port Royal Housing Development

The intended long-term impact of this project is to realize the development potential of the town of Port Royal by creating a sustainable community with improved primary infrastructure. The intent is to improve the quality of life of the community and to provide benefits to Jamaica’s economy, including employment, housing and commercial opportunities. It is anticipated that within ten years, the developed town of Port Royal will act as a catalyst for other sustainable developments in the Kingston Metropolitan Area. Project concept development is approximately 80% complete. Expenditure during FY 2024/25 was J$4.81 million. Total expenditure to date is J$102.86 million.

Caymanas Estate Development Area

UDC is currently advancing the development of Caymanas Estate Development Area (“CEDA”) by initiating the creation of a commercial and light industrial sector, in addition to residential and mixed-use zones. Currently over 99 hectares (approximately 245 acres) are being phased into development in the short to medium term.

The Ferry Commercial and Light Industrial (Block 1) will first be implemented. UDC is facilitating development through making 108 acres available for subdivision into 69 lots for commercial and light industry use. UDC will carry out the infrastructure works and divest the lots on the open market. The combined value of the lots is J$12.1 billion. More than 5,000 jobs are expected to be created from this development.

The other developments of Blocks 2, 3 and 7 will be done through partnership with government and or private sector housing developers for the build out of housing solutions and primary infrastructure. The aim is to establish a joint venture arrangement to deliver the solutions with a Joint Venture Framework Agreement advanced for approval. On the residential side, the procurement process is advanced for the design, build and financing of primary infrastructure to include wells, water, storage and distribution as well as an approximately 1,200-person residential development. Expenditure during FY 2024/25 was J$11.68 million. Total expenditure to date is J$15.90 million.

Montego Bay Groynes and Harmony Beach Park Completion

This project is aimed at rehabilitating (i) Northern Groynes and (ii) the North Gully Wall and Southern Groynes structures on the Montego Bay waterfront to protect the affected beach area, including the Harmony Beach Park, from further erosion. The Northern Groynes were completed in July 2023, while the works on the North Gully Revetment and the Southern Groyne were completed during FY 2024/25. Resources are now focused on related works at Harmony Beach Park with completion anticipated for September 2025. Expenditure during FY 2024/25 was J$361.25 million. Total expenditure to date is J$695.89 million.

Hellshire Sewage Plant Upgrade

This project is aimed at increasing the capacity of the Sewage Treatment Plant to accommodate the National Housing Trust’s (“NHT”) development in Hellshire as well as other housing developments. This includes the construction of new ponds and the cleaning of existing ones. An expanded sewage treatment plant will facilitate the construction of more houses in Hellshire and its surroundings. The completed works will also ensure the safe conveyance of sewage to the plant. The contract was terminated due to non-performance and procurement for a new contractor is underway. The project is about 72% complete. Expenditure for FY 2024/25 was J$36.97 million and total expenditure to date is J$376.39 million.

Western Children’s Hospital

This project includes the construction of a modern 220 bed children and adolescents’ hospital facility at the Cornwall Regional Hospital in Montego Bay. The development will include a residential building for nursing staff. UDC is managing the project on behalf of the Ministry of Health and Wellness. The Government of the People’s Republic of China (“GPRC”) is funding the project and a contractor selected by the GPRC through their bidding process is constructing the facility. The project is in the execution phase at 75% completion. The structural work for the septic tank, the disinfecting tank, and the covered walkway are about 50% completed.

Private Sector Led Developments

The following development, enabled by certain tax incentives to encourage investment was implemented:

Oceana Hotel

The hotel was sold, renovated by the new owners and opened on July 19, 2022 as the 168-room ROK Hotel Kingston.

Energy Development Projects

In 2024, there were no new energy development projects.

The GPE tendered for net 100 MW of electricity generation from renewable energy. Resulted in the assignment of 99.83 MW of solar capacity to developers Wigton Energy Limited and SunTerra Energy Jamaica Limited on a build, own, operate basis, arising from the invitation to tenders issued in September 2023. Generation licenses for Wigton and SunTerra were signed in February 2025.

Energy Efficiency Program

The Energy Management and Efficiency Programme’s overall objective is to promote energy efficiency and renewable energy initiatives in government facilities and fuel conservation in road transportation by contributing to the avoidance of fuel imports. Specifically, the program aims to:

•	reduce electricity consumption within health, education and public agency government facilities, which translates to lower carbon dioxide (“CO2”) emissions;

•	retrofit 80 health, education and public agency government facilities;

•	reduce travel times and avoid fuel consumption through improved traffic control management, which translates to lower CO2 emissions; and

•	increase capacity within the MSETT to enable it to update the IRP for Jamaica.

The program is projected to reduce electricity consumption in the public sector by about 23.7 GWh per annum and fuel usage in the Kingston Metropolitan Area’s (the “KMA”) transport sector by 104 million liters in fuel consumption per annum, which translates to 228,832 metric tons of CO2 reduction per year and a reduction of 1,827 barrels of oil equivalent per day.

•

The urban traffic management system project is complete. Promotional and public relations of the project will follow. This investment of US$3.4 million is estimated to reduce the travel time and fuel consumption within the KMA by approximately 30%. The project includes the procurement and installation of additional CCTV, Digital Overhead Message Signs, over 50 km of underground fibre optic cables, development and implementation of a new traffic management system, training and capacity building of the National Works Agency (“NWA”) staff, IT systems modernization and the development of a mobile app for motorists and pedestrians to report incidents and better navigate the KMA.

•	Contracts for the retrofitting of seven hospitals and 16 public facilities and buildings are in place. Works are expected to be completed by August 2025.

Modernizations and Expansions in the Energy Sector

•	JPS 10 MW Combined Heat and Power Plant. JPS constructed a 10 MW combined heat and power plant for Caribbean Broilers at a cost of under US$15 million in Hill Run, St. Catherine.

•	Cabinet decision for mature renewables to replace retired fossil generation plants.

•	JPS ROFR to see 171.5 MW of fossil generation to be replaced by mature renewables as per Cabinet decision.

•	Expression of interests and request for proposals for 100 MW of mature renewables for electricity generation.

•	Review and update of the National Energy Policy (2009-2030) and seven other supporting policies, namely:

•	Electricity;

•	Carbon trading;

•	Bio-energy;

•	Energy from waste;

•	Renewable Energy;

•	Nuclear Energy; and

•	Energy efficiency and conservation.

•	Promulgation of the following policies:

•	National Electric vehicles policy; and

•	Energy efficiency and conservation in public sector buildings policy.

Integrated Energy Plan (IEP)

•

In December 2021, for the first time, an IEP was developed for Jamaica to achieve greater energy self-sufficiency and independence with the help of an international consultant from Spain, MRC Consultants and Transaction Advisers. The IEP provides quantitative pathways for Jamaica to achieve greater energy self-sufficiency and independence by pursuing policies, regulations and plans that are sustainable, provide for energy security, affordability driven by competitiveness, efficiency, and environmentally friendly for sustainable economic growth and development in Jamaica.

Renewable Energy Developments

Wind Energy

•	No new utility scale projects were commissioned during the period.

•	Wigton Windfarm Ltd. was granted a new electricity license in April 2023 for the repowering of Wigton Phase I.

Solar Energy

•	No new utility scale projects were commissioned during the period.

•	Under the Net Billing Programme, approximately 54 licenses were issued to JPS’ Residential and Commercial customers in FY 2024/25 for micro-scale solar PV systems ranging from about 5 kW to 100 kW.

•

In April 2025, the MSETT granted a generation license for a 35 MW floating solar plant at the National Water Commission Mona Reservoir, following the completion of the due diligence process which started in FY 2023/24. The location has currently installed a 50 kW capacity, which offsets 30% of the energy consumption at the Mona Reservoir facility.

Hybrid Battery Energy Storage

•	No new utility scale projects were commissioned during the period.

The table below provides a summary of the renewable energy JPS and Independent Power Producers (“IPP”) utility scale projects implemented in the Electricity Sector:

Making Progress via the National Energy Policy (2009 – 2030)

Energy Policies and Recent Project Completions	MW	GWh/Year	Estimated CO2 Savings (‘000 Tonnes/year)	Recent Clean Energy Investments (US$ millions)
Modernized and Expanded Thermal Generation
South Jamaica Power Company (SJPC) 190 MW Project (LNG)	190.0	1,270	323		$330
Jamaica Public Service Company (JPS) Bogue 117.5 MW Repowering Project (LNG)	117.5	785	200		$22
New Fortress Energy (NFE) Jamalco 94 MW Project (LNG)	94.0	472	120		$300
Caribbean Broiler Groups/JPS 10 MW Combined Heat and Power Plant (LNG)	10.0	35	9		$15
Renewable Energy Generation
Wigton Windfarm 42 MW project	42.0	117	93		$93
Blue Mountain Renewables (BMR) LLC 36.6 MW Wind Energy Project	36.6	97	66		$90
WRB 20 MW Solar Project	20.0	44	35		$60
Eight Rivers Energy Company 37 MW Solar Project	37.0	80	65		$60
JPS’ 24.5 MW Hybrid energy flywheel and Lithium-Ion Battery Storage Project	24.5	—	—		$22
Total	571.6 MW	2,900 GWh	911 tonnes	US$	992

Principal Sectors of the Economy

Tourism

The tourism industry is the leading gross earner of foreign exchange for Jamaica and makes a significant contribution to employment. Tourism accounted for a provisional 72.3% of gross foreign exchange earnings from the productive sector in 2024, excluding remittance inflows. In October 2019, the tourism sector employed approximately 170,000 persons, representing 12.6% of the labor force. As a result of the COVID-19 pandemic, the borders were closed in March 2020, and as such between April 2020 and May 2020 approximately 90% of the staff were laid off. As of December 2024, there were approximately 43,913 directly employed persons in the accommodation sub-sector, an increase of 4.6 % from 41,988 persons as of December 2023. However, this is 14.3% below the number of persons employed at the end of 2019 before the occurrence of the COVID-19 pandemic.

Visitor arrivals in Jamaica are estimated to have increased by 18.5% in the last decade, from 3,503,978 visitors in 2014 to 4,152,990 visitors in 2024. In 2019, total visitor accommodation increased to 32,799 from 28,448 rooms in 2010. With the advent of COVID-19, approximately 7,589 rooms were taken out of circulation, reducing total accommodation to 25,210 at the end of 2020. In 2024, total visitor accommodation increased to 33,521 from 32,025 rooms in 2023. During 2024, total visitor arrivals were estimated at 4,152,990, a decrease of 0.7% from 4,181,592 in 2023. Stopover arrivals were estimated at 2,900,358 in 2024, decrease of 0.5% from 2,916,006 in 2023.

International travel came to a near complete halt in March 2020, with most complete to partial closure of international borders and all world destinations implemented restrictions to travel. Cruise passengers totaled 1,252,632 in 2024, a decrease of 1.0% from 1,265,734 in 2023. From March 2020 to August 2021, cruise ships were not operating given the global COVID-19 pandemic and the closure of all ports. In August 2021, ports were reopened and recommenced operations.

For the first three months of 2025, total visitor arrivals were estimated at 1,232,885, a decrease of 8.3% compared to the same period of 2024. For the first three months of 2025, stopover arrivals totaled an estimated 744,679, a decrease of 4.7% over the same period in 2024. For the first three months of 2025, cruise passengers totaled 488,206, compared to 563,828 passengers during the same period in 2024.

Prior to the COVID-19 pandemic, Jamaica continued to secure adequate airlift out of major airport hubs allowing more visitors easy access to their destinations in Jamaica. Currently, 32 airlines fly into Jamaica either through the airports in Kingston at Norman Manley International Airport or in Montego Bay at Sangster International Airport. Flights have returned to operations from most of the gateways previously served from Jamaica’s main regional markets of North America, Europe, Latin America, and the Caribbean.

The United States, Jamaica’s largest tourist market, accounted for 71.2% of total stopover visitors in 2024, and 73.9% in 2023. The percentage share of Jamaica’s stopover visitors from Europe increased to 10.2% in 2024 from 9.4% in 2023. Canada accounted for 13.8% of total stopover visitors in 2024, compared to 12.9% in 2023. Average hotel room occupancy was estimated at 65.6% in 2024 as compared to 68.2% in 2023 and 63.0% in 2022. Approximately 79.5% of hotel rooms in Jamaica were in the all-inclusive hotel category in 2024 compared to 78.6% in 2023. The average room occupancy rate of all-inclusive hotels was estimated at 73.9% in 2024 compared to 76.3% in 2023.

In FY 2024/25, JAMPRO facilitated 16 major hotel projects. The official opening of Princess Resorts & Hotels took place in December 2024. Construction of the casino still ongoing and it is scheduled to open in the fourth quarter of 2025. The Pinnacle had its groundbreaking in January 2024 and has started construction on its US$450M development. The Unico Hotel is under construction and once completed, the RCD Hotel Group will begin the construction of the DOMA Residences and Hardrock Hotel & Casino.

The following table shows the hotels that JAMPRO facilitated in FY 2024/25 and for which economic data has been provided as at the date of this report:

Hotel	Total Projected Capital Expenditure	Total Projected Jobs	Room Count	Status
The Pinnacle	US$450,000,000	1,000 Temporary 2,000 Permanent	500	Groundbreaking took place in January 2024 and construction is ongoing.
Princess Resorts (Phase 1)	US$500,000,000	800 Temporary 1,300 Permanent	1,005	Resort opening took place in December 2024. Construction has started on the Casino.
Princess – Phase II	US$250,000,000	Undisclosed	995	Currently going through approval process.
Hardrock Hotel – Phase 1 – Unico Resort	US$250,200,000	1,000 Temporary 1,000 Permanent	451	Construction started in October 2023. Expected completion late 2025 or early 2026.

Hotel	Total Projected Capital Expenditure	Total Projected Jobs	Room Count	Status
Hardrock Hotel – Phase 2 – RCD Hotel Group	US$373,273,594	1,300 Temporary 1,200 Permanent	1,100	Land clearing and initial groundwork has started. The following two projects below are part of the RCD Hotel Group and will be located on the same property in Montego Bay.
Hardrock Hotel – Phase 3 – Doma Residences Montego Bay	US$133,400,000	1,000 Temporary 1,000 Permanent	250	Construction is estimated to begin in early 2025.
Palm Beach Villas	US$40,000,000	100 Temporary 100 Permanent	22	Construction started in October 2023. Expected completion late 2025 or early 2026.
Viva Wyndham Resorts Hotel Investment	US$200,000,000	1,500 Temporary 1,200 Permanent	1,000	Currently going through the approval process with the respective Government agencies.
Secrets, St. Ann	US$210,000,000	3,800	700	Currently going through approval process. Construction timeline is tentatively Q1 2026.
Moon Palace	Undisclosed	2,025	1,350	Currently going through approval process.
Grand Palladium – Phase II	US$569,000,000	1,500	948	Currently going through approval process.

TOTAL	US$2,975,873,594(1)	21,825	8,321

(1)	Figures are calculated based on the data provided as some information was undisclosed at the time of reporting.

The following table shows the hotels that JAMPRO facilitated in FY 2024/25 which have not provided data or are expected to begin implementation in the near term:

Hotel	Total Capital Expenditure	Total Projected Jobs	Room Count	Status
RIU Aquarelle	US$100 million	450	700	Completed in 2024.
Villa Janus	US$16 million	12	11	Opened in December 2024
Excellence at Oyster Bay (Grupo Excellence Hotels)	US$160 million	Undisclosed	Undisclosed	Construction ongoing. Expected to be completed late 2025 or early 2026.
Harmony Cove – Phase 1	US$500 million	Undisclosed	1,000	Awaiting timeline.
Secrets Resorts Expansion, St. James	Undisclosed	Undisclosed	150	Currently going through approvals process.
Secrets Resorts, St. Ann	US$210 million	1,600	700	Currently going through approvals process. Construction timeline is tentatively Q1 2026.

TOTAL	US$970 million(1)	2,050*	2,561

(1)	Figures are calculated based on the data provided as some information was undisclosed at the time of reporting.

The following table shows the new hotels that are expected to come on-stream for the period 2027-2029:

Hotel	Type	Est. Capital Expenditure(1)	Room Count	Status
Las Marinas	Custom Plan/Villa Development	US$18 million	104	No project construction timeline has been provided.
Karisma Hotel Group/ Sugarcane Bay Development – Phase 1	All-inclusive	US$216 million	850	Potential plans being made for change in ownership. They will be seeking hotel brands for the first five lots.
Amaterra Resort – Branded by Marriott, Stewart Castle Trelawny – Phase 1	All-inclusive	US$200 million	1,200	Project is finalizing financing.

TOTAL	—	US$450 million	2,154

(1)	Projections are based on the entire lifespan of the construction of the project, as opposed to year-to-date calculations.

The table below shows tourism projects that are under construction and that are expected to come on-stream during FY 2025/26 that are not being facilitated by JAMPRO:

Hotel	Room Count	Status	Scheduled Opening
Wyndham Kingston	454	Under construction	No data at this time.
Jewels Montego Bay	800	Paused for discussions	No data at this time.

The following table shows the number of visitor arrivals for the three-month period ending March 2024 and 2025:

	2024(1)	2025(2)	% Change 2025 vs. 2024
Total Stopover Visitors	781,081	744,679	(4.7)
Cruise Passengers	563,828	488,206	(13.4)

Total Visitors	1,344,909	1,232,885	(8.3)

Average Length of Stay (nights)	7.4	7.5	1.4

(1)	Revised.
(2)	Provisional Estimate.

Source: Jamaica Tourist Board.

Jamaica closed its borders to international travelers on March 25, 2020 and re-opened airports on June 15, 2020. The cruise ship piers reopened in August 2021.

The following table shows the number of visitor arrivals for the five years ended December 31, 2024:

Visitor Arrivals

	2020	2021	2022(1)	2023(2)	2024(2)	% Change 2024 vs. 2023
Foreign Nationals	798,290	1,332,574	2,295,891	2,695,697	2,650,458	(1.7)
Non-Resident Jamaicans	82,114	131,825	182,500	220,309	249,900	13.4

Total Stopover Visitors	880,404	1,464,399	2,478,391	2,916,006	2,900,358	(0.5)
Cruise Passengers	449,271	70,766	853,504	1,265,734	1,252,632	(1.0)

Total Visitors	1,329,675	1,535,165	3,330,895	4,181,740	4,152,990	(0.7)

Average Length of Stay (nights)	9.4	9.1	8.1	7.9	7.9	—

(1)	Revised
(2)	Provisional Estimate.

Source: Jamaica Tourist Board.

The following table shows the number of stopover visitors by country of origin for the five years ended December 31, 2024:

Stopover Visitors by Country of Origin

	2020	2021	2022	2023(1)	2024(1)	% Change 2024 vs. 2023
United States	637,505	1,278,679	1,853,043	2,153,964	2,066,463	(4.1)
United Kingdom and Ireland	56,146	74,811	230,783	217,365	241,126	10.9
Other European	22,079	11,938	44,972	55,039	55,986	1.7
Canada	132,014	67,184	269,611	376,512	399,833	6.2
Caribbean	15,685	21,409	50,154	70,488	88,200	25.1
Latin America	13,827	7,242	22,304	31,152	35,252	13.2
Japan	406	131	459	841	908	8.0
Other	2,742	3,005	7,060	10,645	12,590	18.3

Total	880,404	1,464,399	2,478,386	2,916,006	2,900,358	(0.5)

(1)	Provisional Estimate.

Source: Jamaica Tourist Board.

The following table shows the percentage hotel room occupancy for the five years ended December 31, 2024:

Hotel Room Occupancy

	2020	2021	2022	2023	2024
Kingston and St. Andrew	16.6	24.1	33.3	45.5	47.8
Montego Bay	38.7	48.3	66.8	72.1	67.2
Ocho Rios	35.4	42.2	68.3	74.0	77.2
Port Antonio	10.9	6.9	17.8	15.8	19.1
Mandeville	23.0	49.4	55.1	41.2	40.8
Negril	40.3	44.7	61.8	67.6	61.1

Total	35.9	44.4	63.0	68.2	65.6

Source: Jamaica Tourist Board.

The following table shows estimated visitor expenditure for the five years ended December 31, 2024:

Estimated Visitor Expenditure

	Stopover US$ per person per day	Cruise US$ per passenger per day	Total Visitor Expenditure US$ Million	Visitor Expenditure % Change From Prior Year
2020	140.4	101.0	1,256.0	(65.5)%
2021	169.6	108.3	2,095.1	66.8%
2022	183.7	106.3	3,621.4	72.9%
2023	190.0	113.3	4,315.9	19.2%
2024(1)	192.7	114.0	4,326.5	0.2%

(1)	Provisional Estimate.

Source: Jamaica Tourist Board.

In 2024, the total visitor expenditure (provisional estimate) increased by 0.2% to US$4,326.5 million from US$4,315.9 million in 2023. This increase was primarily attributable to the return of tourism activities which were significantly impacted during the COVID-19 pandemic. International travel came to a near complete halt in March 2020, with most complete to partial closure of international borders and all world destinations implemented restrictions to travel. The average expenditure per person per night increased to US$192.7 in 2024 from US$190.0 in 2023.

Other Tourism Initiatives

Potential future negative economic and other conditions in the United States and other countries may have an adverse effect on Jamaican tourism. Other factors that may affect the tourist industry include the availability of direct flights to and from the country, potential visitors’ perceptions of Jamaica’s crime rate, travel advisories issued by foreign authorities and developments in other competing touristic destinations, including Mexico, the Dominican Republic, Florida, Cuba and other Caribbean destinations.

In December 2004, the Tourism Enhancement Act, 2004 was passed. This act, as amended on August 2011, provides for a Tourism Enhancement Fee (“TEF”) of US$20 and US$2 to be paid by incoming airlines and cruise ship passengers, respectively. Following an amendment to the Tourism Enhancement Act in 2017, funds from the TEF are placed in the consolidated fund.

TEF has partnered with the EXIM Bank to enable small and micro tourism enterprises to access up to J$25 million dollars at 5% interest over five years. They have also partnered with the Jamaica National Small Business Loans to offer a “5x5x5” loan facility where small and medium-size tourism enterprises can borrow a maximum of J$5 million at 5% interest over 5 years.

The tourism industry’s commitment to sound environmental practices is evidenced by several programs that the Ministry of Tourism has prioritized. The programs include:

•

The Tourism Strategy for Jamaica, 2025: This strategy will serve as the principal roadmap for the continued successful development of Jamaica as an internationally competitive tourism destination that is sustainably managed along social, economic, and environmental dimensions. The strategy is under development and is expected to complete in FY 2025/26.

•

The Destination Assurance Framework and Strategy (“DAFS”): The DAFS envisions a systematic streamlining of the various elements that contribute to Jamaica’s market readiness. It will facilitate a targeted approach towards addressing issues, including disaster management, climate change, environmental management and protection, visitor safety and security, standards and quality control, and compliance and institutional capacity within the tourism sector, with a view to enhancing the safety, security, and seamlessness of the Jamaican tourism product.

•

Climate Change Multi-Hazard Contingency (Climate Change and Disaster Risk Management) Programme for the Tourism Sector: aims to mainstream climate change and disaster risk management into tourism planning and development through the development of comprehensive climate change and disaster risk management strategies;

•

Community Tourism: provides visitors with the opportunity to experience personal and interactive connections with communities to enhance their understanding of the local culture, enabling community members to represent their culture while creating sustainable economic opportunities;

•

Framework for the Measurement of Sustainable Tourism: This framework is a multipurpose conceptual framework that is intended to support the recording and presentation of data on sustainability in Jamaica’s tourism industry. It is based on the United Nations’ Statistical Framework for the Measurement of Sustainable Tourism and is designed to standardize the methods used in measuring and monitoring the economic, social and environmental impacts of tourism in the context of sustainable development in Jamaica; and

•

Policy on Water-Based Activities in Marine and Riverine Recreational Areas: This policy establishes a framework for the development of water-based recreational activities in Jamaica. It aims to streamline the operational and regulatory requirements of the water sports sector in order to facilitate an enhanced visitor experience through the expansion of water sports opportunities in a safe and healthy environment. As such, it underscores the need for environmental management, safety, governance, enforcement, training and education.

Infrastructure

Highway 2000

Since 2002, Jamaica has made significant progress on the Highway 2000 project, a joint public-private partnership project. This multi-lane motorway when completed will connect the capital of Kingston in the southeast of Jamaica with the tourism centers of Montego Bay in the northwest and Ocho Rios in the center of northern Jamaica and covers approximately 144 miles (230 kilometers). The developers, through National Road Operating and Constructing Company Limited (“NROCC”), are authorized by the Minister of Transport and Mining via concession agreements of 35 and 50 years to design, construct, levy, collect and retain tolls in connection with the project.

The project is being completed in two phases. Phase 1A and Phase 1B (which covers Kingston to May Pen and the Portmore Causeway) and Phase 2A (Caymanas to Ocho Rios) have been completed.

As part of a transaction designed to broaden the ownership of the Phase 1 project, in 2019-2020, 80% of the shares of Transjamaican Highways (“TJH”), the developers of Phase 1A and 1B, were sold to the public through an Initial Public Offering. The shares of TJH were formerly owned by Bouygues Travaux Publics, Vinci Construction, Proparco all headquartered in France, along with the IFC. Additionally, the remaining 20% of shares of TJH were sold to the public in FY 2024/25 through an Offer for Sale.

Phase 2B, which is designed to extend the highway from Mandeville to Montego Bay, has not yet been awarded to any developer. The Government has opted to begin the process by constructing the first portion of the project, the Montego Bay Perimeter Road, as a design-build project which began on September 2, 2022.

Phase 1C was completed and opened to the public on September 14, 2024. The Cabinet of Jamaica has given approval to NROCC to accept TransJamaican Highway Limited’s offer for Phase 1C. Consequently, the concession agreement is currently being finalized.

Montego Bay Perimeter Road Project (MBPRP)

The Government, through the Ministry of Economic Growth and Job Creation (“MEGJC”), entered a US$274 million Design-Build Construction Contract with China Harbour Engineering Company Limited (“CHEC”) for the execution of the Montego Bay Perimeter Road Project (“MBPRP”). NROCC is the implementing agency and grantor for the project. The project scope includes the following:

•	Design and construction of the Montego Bay Bypass Road (15.1km);

•	Barnett Street/West Green Avenue road rehabilitation and expansion works;

•	Design and construction of the Long Hill Bypass to reduce road traffic congestion (10.5km); and

•	Comprehensive drainage study of the Montego Bay Bypass area.

The project is approximately 60% complete and is scheduled to be completed in May 2026.

Other Infrastructure

Infrastructure works and activities facilitated during FY 2024/25 included (i) the Montego Perimeter Road Project, (ii) the widening and dualization of Grange Lane in St. Catherine and (iii) the Southern Coastal Highway Improvement Project (“SCHIP”).

The Montego Bay Perimeter Road Project entails the construction of 15km of new roadway starting at Ironshore in the east traversing south of Montego Bay and terminating at Bogue in the west. The corridor will be a four-lane divided tolled highway. Additionally, the project entails the design and construction of an eleven kilometer, four-lane divided carriage way, the Long Hill bypass, and drainage improvement and bridge structures. The project will also upgrade two critical intersections within the city of Montego Bay to improve traffic flow and reduce congestion. The project was 55% complete at the end of March 2025. The sum of J$17.2 billion was expended on the Montego Bay Perimeter Road for FY 2024/25.

The widening and dualization of Grange Lane in St. Catherine was 98% completed as at March 2025 and the contract was in the defects liability period.

The SCHIP is divided into Part A and Part B. Part A, which includes the construction of a 28 km-long tolled dual carriageway highway from May Pen, Clarendon to Williamsfield, Manchester, is being implemented by the NROCC. NROCC secured the planned right-of-way for the implementation of Part A during 2020. Part A (May Pen to Williamsfield) was completed and opened to the public on September 14, 2023. Part B (ii) (Harbour View to Yallahs Bridge was 99% complete at the end of December 2023. Part B (iii & iv) (Yallahs Bridge Port Antonio and Morant Bay to Cedar Valley) were at varying stages of completion with projected completion dates of 2023/2024 and 2025/26. Part B works are being implemented by the NWA. As at the end of March 2025 the project was approximately 95% complete. Overall substantial completion for the SCHIP is anticipated by March 2025.

•	Part B (ii). Road widening and improvement works on a 17.4km-long road section from Harbour View to Yallahs Bridge. This component is undertaken by CHEC; and

•

Parts B (iii & iv). Road rehabilitation works from Yallahs Bridge to Port Antonio and Morant Bay to Cedar Valley, which is a cumulative total of 122.5km. Parts B (iii & iv) were further divided into 15 construction packages based on length, value and complexity of works, and is being undertaken by local contractors sub-contracted by CHEC.

From January 2024 to March 2025, works continued and are nearing completion for the first five priority packages (Tranche 1) under Parts B (iii & iv), with percentage completions as of December 31, 2024 as follows:

•	Package 4. Morant River Bridge to Prospect (8.95 km), 93%;

•	Package 8. Hordley to Long Road (4.16 km), 86%;

•	Package 10. Manchioneal to Fair Prospect (8.80 km), 100%;

•	Package 14. Morant Bay to Georgia (14.70 km), 91%; and

•	Package 15. Georgia to Cedar Valley (11.74 km), 99%.

During FY 2024/25, combined expenditure for SCHIP Parts A and B totaled approximately J$6.3 billion. Additionally, MEGJC provided approximately J$6.2 billion from its recurrent budget which NWA utilized to undertake its Disaster Mitigation Programme as well as other routine maintenance works of roads and bridges during this period.

During 2024, a total of US$21.3 million was expended by the NWA on road infrastructure developments including MIDP, SCHIP (Part B); and other Government road rehabilitation projects.

Work was also undertaken on the five packages under Tranche 2, with completion as of December 31, 2024 as follows:

•	Package 1. Yallahs Bridge to Louden Hill, 81%;

•	Package 2. Louden Hill (Salt Pond) to Pomfret, 81%;

•	Package 3. Pomfret to Morant River Bridge, 100%;

•	Package 12. Boston Area to Drapers, 90%; and

•	Package 13. Drapers to Port Antonio, 80%.

With regard to MIDP, substantive work on this project was completed in FY 2019/20. Road rehabilitation, construction of critical retaining walls, island-wide patching of roads, bridge construction and river training were undertaken. These were done through the NWA, with CHEC as the main contractor. During the period, the NWA continued the process of closing out the program, including the issuance of taking-over certificates.

Other Transportation Infrastructure

Jamaica divested the Sangster International Airport (“SIA”) in 2003 and upgrading work was completed in April 2009. Currently, there are three capital programs ongoing at the SIA:

•	MBJ Capital Rehabilitation Program – includes equipment replacements, rehabilitation and major projects;

•

MBJ Master Plan 2016 Phase 1 Projects – was scheduled to commence work on March 1, 2023, but was shifted to begin in August 2023 and to be completed in December 2025. They are mainly at the procurement stage with contract awards being imminent for some of the packages. A revised and detailed program schedule is being prepared; and

•

Phase 3 Capital Development Project – provisioned under the Airport Improvement Fund (“AIF”) and is budgeted US$70.0 million (US$56.6 million for construction and US$11.5 million for AAJ project cost). The project is in the construction stage and is currently 95% complete. Expenditure to date is US$55.1 million.

Airport expansion work associated with the SIA Master Plan Development Programme estimated at US$100 million (J$14 billion) commenced in 2020 and while some aspects of the works were deferred as a result of the COVID-19 pandemic. The summary status of MBJ funded capital rehabilitation projects ongoing and planned are at varying stages of completion, as follows:

•	2.2MW AC Solar Carport Power Plant – 85% complete;

•	Check-In and Gate Counters – Departures – 60% complete installation;

•	Column Cladding—East Concourse – 85% complete;

•	Fire Hall Expansion – structural work 100% complete;

•	East Wing Retail Alteration & Renovation – 43% complete;

•	Security Centre Renovation – pre-contract - BQ preparation;

•	Old Substation Alteration/Renovation – construction, 35% complete;

•	3MW AC Solar PV Installation (BESS, Rooftop & Floating) – pre-contract;

•	New EDX Room – construction 60% complete. Equipment installation outstanding;

•	Intrusion Detection-Perimeter Security Monitoring – procurement ongoing; and

•	Port Security Relocation – 5% complete.

The three-phased (Phase 1A, 1B and 2) Capital Development Programme for the Norman Manley International Airport (“NMIA”) commenced in 2003. In March 2012, Phase 1A of the NMIA improvement was completed. Work continued during 2024 on Phase 1B and 2A of NMIA’s CDP under the new airport operator PAC Kingston Airport Limited (“PACKAL”), with the following activities and completion status:

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Phase 1B – there is one project under this phase—Fire Suppression Systems Expansion to Arrival & Electrical Substation—which is at the design and planning stage and scheduled to be handed over to PACKAL for implementation in accordance with the Memorandum of Understanding (“MOU”) between AAJ and PACKAL which was signed in October 2020. The project scope involved:

•	extending the existing fire suppression system at the NMIA terminal building to the ticketing concourse, passenger finder, customs hall and administration building.

•	installing non-water-based systems at electrical substations.

PACKAL had suggested that the design be reviewed by their LFS Engineer for compatibility with PACKAL’s plans for the terminal. To date, there has been no response on the subject matter. The project budget for the handover is US$2,700,000.00.

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Phase 2A – This phase of the CDP was capped at US$12.5 million. It was established as an interim program of designs, studies and works to ensure that operational readiness, safety and minimum acceptable levels of service were maintained in the timeline prior to the successful engagement of a new airport operator (PACKAL). Expenditure under the program to date is US$9.07 million. The outstanding projects within Phase 2A-CDP are governed by the PACKAL/AAJ Memorandum of Understanding (MoU), which are now to be implemented by PACKAL, involves:

•	the provision of a new P/A Paging System—the budget is being finalized and the project implementation is expected to be finalized in FY 2024/25;

•	Enterprise Data Network—the project implementation is expected to be finalized in FY 2024/25;

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Outbound baggage/EDS system upgrade—Surescan was awarded the project in the amount of US$3.7 million. Delivery of equipment is scheduled for February 2024 and installation is expected to be completed in Q1 2024; and

•	Taxiway “F” upgrade – expected to be handed over to PACKAL, unless otherwise requested.

There is a combined budget of US$2,305,465.88 for the aforementioned four projects.

These activities undertaken under Phase 1B and 2 of the program will complement the infrastructure work completed in March 2012 under Phase 1A, which included a new departure terminal; a new two-level pier, fitted with jet-loading bridges; upgrades to the arrivals terminal, car park and roadway; IT systems, operations, safety and security equipment upgrades and electrical distribution systems upgrades.

With regard to Ian Fleming International Airport in St. Mary, infrastructure development works at the IFIA are being undertaken in two phases. Phase 1 involves the widening of the runway and terminal modifications, while Phase 2 involves the construction of a new police station, and expansion and upgrade of the sewage treatment facility.

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Phase 1 of the project was completed in December 2020 which included airside pavement widening, rehabilitation and reinstallation of airfield lights, terminal expansion, enabling works, general capital expenditure and asset improvement as well as property upkeep, beautification and outreach projects; and

•	Phase 2 of the project is ongoing and among the activities completed in 2024 are:

•	the construction of new code compliant Aircraft Rescue & Fire Fighting (“ARFF”) facilities;

•	modifications, retrofitting and completion of existing two story structure for use as a multi-purpose administration/tenant building;

•	access roadway to administration building and parking lots;

•	modification to the airport entrance gate;

•	the installation of ceiling, lighting and air conditioning in the check-in hall;

•	the enclosure and installation of ceiling and lighting in the departure lounge to facilitate air conditioning; and

•	arrivals/departures corridor upgrade.

The revised budget for Phase 2 of the project was US$7,500,000 with expenditure as of the end of 2024 at US$2,348,459.35.

ODPEM National Disaster Work Program

Under Vision 2030 Jamaica, the Government has prioritized Hazard Risk Reduction and Adaptation to Climate Change as a key strategic priority to achieving economic growth and job creation, which is one of its strategic pillars in achieving Vision 2030 Jamaica under goal 4, outcome 14. The Office of Disaster Preparedness and Emergency Management (“ODPEM”), a statutory body, is the national organization responsible for coordinating disaster and emergency activities to reduce the impact of hazards on the environment and the Jamaican population. With legislative support from the Disaster Risk Management Act of 2015 (the “DRM Act”) and formerly the Disaster Preparedness and Emergency Management Act of June 1993, the ODPEM utilizes a collaborative multi-agency approach to create a culture of disaster preparedness with some focus on emergency response and management.

The ODPEM has embarked on a strategic agenda for the next four years (2025-2029) to establish and implement programs and initiatives to advance the DRM Agenda, support its stakeholders in engaging priorities, and pursuing technical and institutional capacity building. The ODPEM has aligned its objectives and strategies with the Vision 2030 Goal 4 Outcome 14 and MTF for 2024-2027. The four priorities of ODPEM’s strategic plan are institutional strengthening, national readiness and hazard risk reduction, public education and awareness and recovery planning. The programs are designed to execute the organization’s mandate and actualize the Government’s priorities for national disaster resilience. The following targets will be implemented from 2025-2029:

•	increase branding and visibility of the organization’s products and services;

•	develop a marketing and communication strategy;

•	execute a multi-hazard community outreach initiative island-wide;

•	strengthen logistics and relief capabilities;

•	enhance information and communication technology capabilities;

•	develop and enhance geospatial tools and technologies;

•	modernize inventory management systems and administrative procedures;

•	amend the DRM Act 2015; and

•	strengthen Disaster Risk Financing (National Disaster Fund).

The ODPEM continues to meet the requirements for the IDB Comprehensive Disaster Risk Management Programme which outlines key deliverables aligned to the Government’s priorities. During the period ODPEM will implement targets on an annual basis aligned to the Government’s priorities along with means of verification for the Contingent Credit Facility.

The Government has strengthened the telecommunications capabilities of the National Disaster Emergency Communication Network with the support of Government of Japan, through the Japan International Cooperation Agency. This encompasses the establishment of a Network Operations Centre, installation of 15 siren towers across three communities in the parishes of St. Mary and St. Catherine. The national radio communications network has been upgraded from analog to digital via a microwave backbone. The following actions are expected to be taken from 2025-2029:

•	expansion of the National Disaster Response Communication Network;

•	development of National Telecommunications Plan;

•	building capacity in radio operations and communications; and

•	enhancement of Multi-Hazard Early Warning Systems (“MHEWS”) capabilities island-wide;

•	establishment or enhancement of community MHEWS systems.

The ODPEM continues to facilitate the development and/or revision of national, parish, sector, agency and community plans to strengthen disaster preparedness, response and recovery capabilities. The following plans will be developed/revised from 2025-2029:

•	National and Damage Assessment Plan and SOPs;

•	National Recovery Plan;

•	National Earthquake Plan and SOPs;

•	National Response Coordination Plan;

•	Agency Disaster Plans;

•	Parish/ Community level DRM/ CCA Plans; and

•	Community Tsunami Response Plans.

A National Response Coordination Plan, National Tsunami Response Plan and a National Logistics and Relief Plan have been developed along with several community-based DRM/CCA Plans. As part of strengthening the national recovery mechanism, a Recovery Framework Guideline was developed.

The National Shelter Management Programme includes the annual inspection of designated emergency shelters/facilities, generation of a National Shelter List and training and capacity building for shelter operations. A review of the program is currently underway to identify gaps and strengthen capacity. The following priority actions will be carried out from 2025 – 2029:

•	retrofitting of emergency shelters;

•	classification of shelters;

•	development of a national shelter database; and

•	updating of the annual national shelter list.

Tsunami Readiness Pilot Recognition Programme

The ODPEM received the coveted accreditation as tsunami ready as of February 2023, under the Tsunami Readiness Pilot Recognition Technical Cooperation through the Intergovernmental Coordination Group (“ICG”), which is a subsidiary body of the Intergovernmental Oceanic Commission (“IOC”) of the United Nations Education, Scientific and Cultural Organization (“UNESCO”). This included the preparation and validation of the evacuation map for the Old Harbor Bay Community which is now accredited as Tsunami Ready, the finalization of the National Tsunami Plan and SOPs, a parish template and SOPs and a response plan for the Old Harbor Bay community.

The project also saw the signing off or endorsement of the initiative by the convening of the National Tsunami Recognition Board, the Installation of Tsunami Signage in Old Harbor Bay, the production of a promotional video and the outfitting of the Community Emergency Response Teams for the Old Harbor Bay community. Internal reviews of the National Tsunami Plan and SOPs as well as final sign off was conducted by the relevant Committees of the National Disaster Risk Management Council. The project saw ODPEM’s submission of all plans, SOPs and final reports on the final products of the recognition deliverables to the UNESCO, IOC, ICG, the Caribbean Tsunami Information Centre (“CTIC”) and the US National Oceanographic and Atmospheric Administration International Tsunami Information Center/Caribbean Office (“ITIC/CAR”).

The Intergovernmental Oceanographic Commission of United Nations Educational Scientific and Cultural Organisation (“IOC-UNESCO”) under a joint arrangement by the Norwegian Agency for Development Cooperation (“NORAD”) and the Caribbean Tsunami Information Centre (“CTIC”) embarked on a Tsunami Ready Programme for the community of Port Maria, St. Mary in 2022. The program continues and to date the plan has been completed for Port Maria. The project is being funded by UNESCO/ IOC and the CTIC. In seeking to build a safer ocean and strengthen the capacities of early warning and response for tsunamis in the Caribbean, the overall objective is to build resilience through emphasis on coordination, hazard assessment, warning communication, preparedness, response and resilience at regional, national and community levels. The ODPEM has also made inroads in developing a plan for Alligator Pond in Manchester. A national communication exercise was also completed on March 21, 2024 to commemorate CARIBE Wave, a regional exercise for the Caribbean and adjacent regions. Supporting partners included the CDEMA Coordinating Unit, the Seismic Research Centre of the University of the West Indies, St. Augustine, the ITIC/CAR, community organizations, institutions and businesses such as schools, clinics, municipal centers, churches, hotels, banks, shops and the general public.

The actions of the project will be implemented based on a risk analysis as they strengthen response capacities at regional, national and local levels. Resilience is built by ensuring participation of different actors at the community level, namely through;

•	participatory mapping exercises to define exposure and vulnerability;

•	community-based simulation exercises;

•	improved response skills of different groups including women, children, youth, adults and seniors;

•	enhanced links between the scientific community and disaster practitioners; and

•	advocacy efforts and lessons learned (e.g. Tsunami Ready Recognition Programme) to raise awareness on the need to ensure sustainability of actions in the long term.

Actors at the national level include National Disaster Management Offices, first responders and other members of the National Emergency Management System such as the national tsunami warning focal points, national tsunami warning centers (including meteorological offices), national tsunami contacts, tsunami advisors, Ministries of Education, Ministries of Tourism, among others. Local actors include district and community emergency organizations, community emergency response teams and local businesses.

Supporting partners include the CDEMA coordinating unit, the Seismic Research Centre of the University of the West Indies, St. Augustine, the ITIC/CAR, community organizations, institutions and businesses such as schools, clinics, municipal centers, churches, hotels, banks, shops and the general public.

National Vulnerability Ranking Index (NVRI)

The vulnerability ranking methodology was first developed by the ODPEM in 2009 which was used to rank the vulnerability of communities. The primary limitations of the methodology were the lack of data and an inadequate number of indicators used to measure community vulnerability. In 2018, the ODPEM, in partnership with the Resilient Islands Project and the Jamaica Red Cross, facilitated the update of the existing vulnerability ranking methodology into a Vulnerability Ranking Index (“VRI”) which was created in 2019. The 2019 version of the VRI tool had a total of 46 indicators and was used to rank and prioritize eight vulnerable coastal communities for the Resilient Islands Project.

The ODPEM recognized the need to re-scope the existing VRI into a National Vulnerability Ranking Index (“NVRI”), which will include additional indicators for addressing multi-hazard vulnerability across sectors and communities including public health issues surrounding pandemics. The continued response to the COVID-19 pandemic has exposed vulnerabilities not previously considered. Updates to the tool will allow for a wider cross section of indicators to determine community and sector vulnerability to multi-hazards. The revised VRI tool functions as a national tool that can be accessed at varied levels by key stakeholders and the public.

The updated NVRI tool is expected to benefit a wide cross section of stakeholders and allow for a more comprehensive methodology in identifying and ranking vulnerability to multiple hazards in Jamaica. The use of the NVRI tool will fulfill the need to employ scientific research methodologies to facilitate the evidence-based information used to direct DRR interventions and promote policy changes at sector and national levels towards building national resilience.

The NVRI database and tool will form part of a long-term solution for positioning the ODPEM and key stakeholders in producing credible information for targeted DRR and CCA interventions in vulnerable communities. The results of the tool will allow for better coordination and allocation of resources to support national disaster response and recovery. The revised tool will have a geospatial component that will allow persons to map and visualize community vulnerability. It will also include features of recommended solutions for addressing community and sector vulnerability depending on the rank calculated by the NVRI tool. Target areas that will be strengthened by use of the NVRI tool include:

•	building disaster resilience;

•	informing DRR initiatives;

•	informing and directing project interventions and policy;

•	strengthening capacity building;

•	improving data sharing;

•	prioritizing vulnerable communities for intervention;

•	promoting reduction of sector vulnerability;

•	strengthening urban and regional planning and zoning;

•	enhancing long-term vulnerability analyses; and

•	support data collection for Hazard Vulnerability Assessments.

Mining and Quarrying

The mining and quarrying sector of the Jamaican economy, dominated by the bauxite and alumina industry, is the country’s largest merchandise export sector.

Total bauxite production decreased slightly by approximately 1.5% in 2024 to approximately 5.9 million tonnes when compared with the 6.0 million tonnes produced in 2023. Such relative stability is a result of the resumption of operations at the Jamalco refinery after halting production due to extensive damage of its powerhouse from a fire in August 2021. Local alumina production increased by 5.8% to 1.5 million tonnes, and exports increased by 8.9% to 1.6 million tonnes. Crude bauxite exports decreased by 14.7% relative to 2023. Approximately 1.7 million tonnes were exported in 2024, compared to 2.0 million tonnes in 2023.

With the drastic increase in alumina prices, along with the increase in alumina exports, total gross earnings in the industry increased significantly by 47.2% to US$811.7 million in 2024 from US$551.5 million in 2023. Earnings from alumina exports increased by 56.0% to US$755.8 million in 2024 up from the US$484.5 million earned in 2023. Meanwhile, earnings from crude bauxite exports decreased by 17.8% to US$55.9 million in 2024, down from US$68.0 million recorded in 2023.

Alumina production in the local sector was 383,290 tonnes in the first quarter of 2025, which represents a decrease of 2.4% from 392,840 tonnes produced in the same period of 2024. Crude bauxite production totaled 563,940 tonnes in the first quarter of 2025, representing an increase of 26.0% compared to the 447,500 tones produced in the corresponding period of 2024. Alumina exports in the first quarter of 2025 recorded a marginal decrease at 358,100 tonnes relative to the 358,130 tonnes exported in the same period of 2024. Meanwhile, crude bauxite exports totaled 546,910 tonnes, which translated to an increase of 14.3% relative to the 478,300 tonnes exported over the same period of 2024.

Over the last few years, global aluminum markets have experienced significant volatility driven by a combination of macroeconomic, geopolitical, and structural factors. Prices fell sharply during the early stages of the COVID-19 pandemic in 2020, but rebounded quickly due to stimulus-led demand, industrial recovery, and supply chain disruptions. A peak was reached in early 2022, after which prices began to decline amid slowing global growth, aggressive monetary tightening, and easing supply constraints. The Russia-Ukraine conflict further disrupted supply by limiting Russian exports and raising energy costs across Europe, impacting smelting operations. In 2023, aluminum demand was dampened by China’s sluggish property sector and manufacturing headwinds, while rising inventories and increased recycling capacity in major markets exerted additional downward pressure. However, 2024 saw a moderate recovery as smelter curtailments in China due to power shortages, unrest in Guinea affecting bauxite supplies, and the reintroduction of U.S. tariffs on Russian aluminum tightened supply. At the same time, rising costs from decarbonization policies in Europe and growing demand for low-carbon “green” aluminum contributed to upward price pressures. As a result, the London Metal Exchange three-month (“LME 3Mth”) aluminum price rose by about 7.3% to US$2,453.2 per tonne in 2024, compared to US$2,286.4 in 2023, with continued price sensitivity expected in 2025 amid evolving trade, energy, and climate dynamics.

During the three-month period ended March 31, 2025, the LME 3-Mth aluminum price averaged US$ 2,626.1 per tonne, which was approximately a 19.4% increase in comparison to the identical period of 2024, when prices averaged US$2,199.5 per tonne. The increase was shaped by a combination of tightening supply, shifting trade dynamics and regional demand variations. Prices were supported by smelter curtailments in China’s Yunnan province due to energy shortages and stricter environmental policies. The ongoing Russia-Ukraine conflict also contributed to supply side pressure, as sanctions limited Russian exports to western markets. Meanwhile there has been a moderate rebound in global demand especially in the automotive and construction sectors, adding upward momentum. Additionally, the United States announced 25% tariffs on all steel and aluminum imports on March 12, 2025 which led to stockpiling and a surge in domestic aluminum prices. Chinese demand played a pivotal role in moderating overall price trajectory. While aluminum consumption was buoyed by government-led infrastructure spending, strong electric vehicle production, and renewable energy investments, these gains were offset by persistent weakness in the real estate sector and lackluster manufacturing activity, which dampened broader industrial demand.

Meanwhile, the alumina CRU Alumina Average Spot Price in 2024 rose by about 36.8% to US$530.4 per tonne vis-à-vis 2023 (US$387.8 per tonne). For the first quarter of 2025, the alumina price averaged US$527.2 per tonne, reflecting approximately 40% increase year-on-year.

At present, Jamaican bauxite and alumina companies face environmental and legal challenges that have caused uncertainty and concerns about sustaining successful operations. Nevertheless, Jamaica believes it possesses sufficient mineable bauxite reserves to last around forty years, given current mining practices and market demand expectations. This reserve estimate is influenced by various technological and economic factors and is subject to periodic revisions. The cost of exploiting mineable reserves can vary greatly based on factors like the location and mineralogical nature of the reserves and technological advancements in the industry.

The mining and quarrying sector will require a significant amount of capital investment in the near future as it carries out plans to transition its energy base away from oil and coal into natural gas and other clean energy sources in an effort to reduce overall costs and strengthen global competitiveness. Under the recent development in the United States, which permits the sale of natural gas to non-North American Free Trade Agreement (“NAFTA”) countries, an opportunity arose to consider a natural gas solution. In this context, Jamalco and New Fortress developed a proposal for a natural gas solution whereby New Fortress Energy:

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financed, constructed, and commissioned into operation a natural gas-fired steam and electric generating facility utilizing gas turbines and heat recovery steam generators located adjacent to the Jamalco refinery facility in Clarendon, Jamaica, on Jamalco’s land. The objective is to supply to the Jamaica Public Service Grid approximately 94MW of power and to the powerhouse owned and operated by Jamalco, consisting of four heavy fuel oil fired boilers and three steam turbine generators (the “Jamalco Power Station”) approximately 300Kpph of steam; and

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jointly with Jamalco, modified two of Jamalco’s oil fired boilers with combined capacity of approximately 400Kpph such that they are dual fired and capable of using heavy fuel oil and natural gas. During the first quarter of 2020, the project became a reality with the commissioning of the natural gas-fired steam and electric generating facility adjacent to the Jamalco refinery.

The Government of Jamaica, since December 1, 2014, wholly owns Clarendon Alumina Production (“CAP”), which holds a 45% undivided interest as a co-tenant in common in the assets of Jamalco, a joint venture with Noble Resources Limited, now the Noble Group Holdings Limited (the “Noble Group”). Alcoa Inc. previously owned 55% of the Noble Group. The business of the joint venture consists of an integrated alumina production and export network comprised of bauxite mining operations, an alumina refinery, a power plant, a rail transport system and a port with docking and loading facilities.

On June 17, 2013, CAP and the Noble Group entered into an alumina sales agreement, pursuant to which CAP agreed to supply, sell and deliver not less than 3.4 and up to 6.1 million tonnes of alumina to the Noble Group over a 12-year period. In consideration, the Noble Group made available a US$120.0 million secured prepayment facility to CAP. A condition subsequent to this facility was the successful completion of a consent solicitation and an exchange offer of notes issued by CAP and guaranteed by Jamaica for notes issued by Jamaica. This exchange offer was completed successfully in September 2013. See “Public Sector Indebtedness—External Debt.” Additionally, the Noble Group has a security interest over CAP’s 45% interest in the Jamalco joint venture. All funds disbursed under the facility must be repaid in full by June 30, 2025. Until all funds disbursed under the prepayment facility are repaid, CAP grants the Noble Group an option to purchase at market value all or part of CAP’s interest in Jamalco, as well as the right to appoint a Noble Group representative to the executive committee of Jamalco. In October 2014, the Noble Group acquired a 55% undivided interest of Alcoa Inc. in Jamalco.

In or around 2015, both the Noble Group and CAP agreed that the current arrangement governing the management of the Jamalco refinery was suboptimal, particularly for the Government. Thus discussions began surrounding the incorporation of the Jamalco entity into a public limited liability company. The Government and Noble Group would retain its shareholdings in the incorporated entity in the same 45% to 55% ratio. Since that time, various agreements have been drafted and have undergone a first review by the Attorney General’s Chambers to ensure that the new arrangement will benefit the Government of Jamaica. Further, a debt repayment agreement was drafted to facilitate the repayment of the loan which was taken from Noble. The execution of this agreement would allow for the Government through CAP to cancel the pre-payment facility agreement previously entered and renegotiate the alumina sale agreement. In September 2020, the board of directors of CAP approved the execution of the debt repayment agreement and entering into a marketing agreement as well as a working capital agreement.

Thus, the loan which was owed to Noble Group has now been fully repaid and CAP entered into a new arrangement whereby Noble Group will act as the marketing and sales agent of CAP’s 45% allotment of alumina (the “Marketing Agreement”). While this portion has been completed, all parties continue to work on having the incorporation aspect completed. The agreement for restructuring and the agreement for transfer of properties are complete and are under review by the Ministry of Finance and the Public Service and the Ministry of Transport and Mining.

On August 22, 2021, the powerhouse at the Jamalco refinery suffered fire damage that halted production for approximately a year. During this period, neither CAP nor General Alumina Jamaica (“GAJ”) earned any revenue from alumina sales. Reconstruction of the powerhouse was facilitated through insurance proceeds. Operations resumed in July 2022, with alumina production starting in August 2022 on one digester unit. By December 2022, alumina production was approximately 2,000 tonnes per day. The second digester unit was online in February 2023, which increased the production by 50% to approximately 3,100 tonnes per day. As at September 2023, the refinery restarted operation at 50% of its capacity. As at March 2025, the refinery operates at approximately 81% capacity.

In April 2023, Century Alumina Company (“Century”), a US-based associate of Glencore, entered into a contractual agreement to acquire the majority stake in Jamalco for US$1, removing the loss-making alumina refinery from the former owner, Noble Group. Following Century’s acquisition, the Marketing Agreement was novated to an affiliate of Century, such that the marketing and sales responsibilities of CAP’s 45% allotment of alumina no longer lie with Noble Group. In May 2023, CAP entered into a new sales and marketing agreement with Century for the sale and marketing of alumina. On May 2, 2023, Century Aluminum Jamaica Holdings, Inc., a subsidiary of Century Aluminum, acquired the Noble Group’s 55% interest in Jamalco. The remaining 45% interest in Jamalco continues to be owned by the Government of Jamaica, through Clarendon Alumina Production Limited. Century Aluminum will be the operating partner of the Jamalco joint venture. Despite this development, the government of Jamaica still holds significant ownership interests in Jamalco and Noranda Jamaica Bauxite Partners, both alumina and bauxite producers. Other major alumina producers, Windalco (Ewarton) and Alpart, remain privately owned. In September 2019, the JISCO-Alpart refinery halted operations to undergo modernization, and remains closed in 2024.

The following table shows the production, exports, prices and earnings of the bauxite and alumina sector for the five years ended December 31, 2024:

Jamaica Bauxite and Alumina Sector

	2020	2021		2022		2023(4)	2024(5)	% Change 2024 vs. 2023
Bauxite
Production (tonnes)	7,546,139	5,962,348	(4)	4,345,064	(4)	5,969,557	5,883,007	(1.4)
Exports (tonnes)	3,061,452	2,603,941		2,483,971		2,085,504	1,706,617	(18.2)
Prices (US$ per tonne)(2)	29.0	27.6		31.3		32.6	32.8	0.5
Gross Earnings (US$ in millions)(3)	88.6	71.8		77.7		68.0	55.9	(17.8)
Alumina
Production (tonnes)	1,620,943	1,158,452		634,103		1,400,828	1,481,234	5.7
Exports (tonnes) (1)	1,654,147	1,214,103		672,201		1,433,666	1,556,345	8.6
Prices (US$ per tonne)(2)	265.4	328.6		372.8		338.3	485.6	43.6
Gross Earnings (US$ in millions)(3)	439.0	398.9		250.6		485	756	55.8

Total Gross Earnings (US$ in millions)	527.6	470.7		328.3		553.0	811.7	46.8

Source: Economics and Projects Division, JBI

(1)	The term exports is equivalent to sales. Included in sales is hydrate.
(2)	Average price received.
(3)

For the calculation of the Gross Earnings line items in the table above, the unit price is multiplied by the volume of exports, be it bauxite or alumina. The resulting gross bauxite earnings and gross alumina earnings figures are then summed to give total gross earnings.

(4)	Revised.
(5)	Provisional.

Outlook for the Local Industry

The global economic forecast for 2025 faces heightened uncertainty. The IMF recently downgraded its global growth projection to 2.8%, attributing this to rising trade tensions and financial market adjustments. Although global inflation is expected to decrease, the rate of decline is proving slower than initially hoped, with increasing downside risks stemming from trade disputes and policy unpredictability.

Nevertheless, the World Bank’s projected a 17% decrease in 2025 energy prices. This could substantially lower operating costs for our energy-intensive bauxite and alumina sector and potentially improve local producers’ profitability. However, this potential cost saving is offset by a more complex and weaker price outlook for the sector’s outputs. Alumina and aluminum prices in particular face downward pressure through 2025 and 2026 due to weakening global demand, trade issues, China’s slow property market, and emerging market surpluses.

Jamalco, under relatively new majority owner Century Aluminium, aims to return to pre-fire output levels this year. Discovery Bauxite Operations, anticipating greater reserves access, is also aiming to ramp up production this year. The reopening status of the Alpart refinery remains uncertain.

Taking these factors into account, total bauxite production for 2025 is projected to amount to approximately 7.45 million tonnes. Despite the dampened price forecasts, particularly for alumina, projected increases in crude bauxite and alumina export volumes, combined with higher bauxite prices, is expected to push the total export value of crude bauxite and alumina to around US$845.8 million. This anticipated rise in export value is significant enough to compensate for the slight decrease projected in the average alumina price compared to 2024 figures.

Manufacturing

The manufacturing industry decreased by 1.2 % in Real Value Added (“RVA”) in 2024, following an increase of 2.3% in 2023. The industry accounted for approximately 8.9% of total RVA. The decrease in RVA in 2024 was due to lower output from the other manufacturing and the food, beverages and tobacco sub-industries, which decreased by 2.7% and 0.3%, respectively. The industry faced a series of external shocks, including supply chain disruptions, factory downtimes, and the adverse effects of natural disasters, all of which further weakened output.

The decline of 0.3% for the food, beverages and tobacco sub-industry was driven by lower production of edible oils, edible fats, sugar, molasses, and condensed milk. While there was some growth in the output of beer, stout, and carbonated beverages, this was outweighed by the decline in heavier-weight alcoholic beverages, particularly rum. The decrease of 2.3% in RVA in the other manufacturing sub-industry resulted from lower output of refined petroleum products and non-metallic mineral products.

There was an average of 88,150 persons employed in the manufacturing industry during 2024. There were, on average, 58,225 males and 29,925 females employed to the industry. The manufacturing industry’s share of the employed labor force remained relatively unchanged at 6.2%.

The Government continues to be guided by the National Development Plan – Vision 2030, the associated Medium-Term Socio-Economic Policy Framework (2021-2024) and the Micro, Small and Medium Enterprises (MSME) and Entrepreneurship Policy. It maintained its commitment to fostering a growth-enabling environment. Through targeted interventions through its MDAs, the Government continued to implement measures aimed at strengthening institutional capacity, improving access to financing, and standardizing quality assurance frameworks. These efforts are critical to building long-term resilience and competitiveness.

Agriculture, Forestry and Fishing

Real GDP for the agriculture, forestry and fishing sector contracted by 3.0% and this sector accounted for 7.6% of GDP in 2024. The decrease in the industry in 2024 was primarily due to the combined effects of meteorological and hydrological events throughout the year, including droughts affecting several parishes, Hurricane Beryl and Tropical Storm Rafael.

During 2024, the Government continued to pursue policies and programs that are aligned with its resilient, innovative, and sustainable sector objectives to be achieved through its New FACE of Food strategy. This strategy is the Ministry’s response to improving food security to meet local and regional targets: expansion in the agribusiness subsector and reinforcement of the use of climate resilient technologies with the expectation that it will boost exports. The Ministry’s activities continued to be guided by overarching policy framework of Vision 2030 Jamaica and the strategies and actions outlined in the Medium-Term Socio-Economic Policy Framework, 2021-2024. Accordingly, the Ministry continued the implementation of priority medium term strategies intended to:

•	promote market-driven production;

•	establish a National Livestock Framework;

•	build a road map for youth in agriculture and agribusiness;

•	implement an Agri-Business Sector Strategy

•	build a resilient and sustainable fisheries sub-sector; and

•	strengthen the capacity of the Ministry of Agriculture, Fisheries and Mining to efficiently and effectively implement policies, programs and projects.

The Government of Jamaica provided J$1.1 billion to advance growth and support the sector through the Production Incentive Program (“PIP”) to targeted areas of the industry, categorized under three major components: crop production and orchard development, small ruminants development and climate change adaption and mitigation. The PIP was introduced to improve current levels of agricultural productivity and promote rural development through the sustainable expansion of agricultural production utilizing adaptable climate smart and resilient approaches. In 2024, the PIP focused on providing support to 12 priority crops, livestock and fisheries including distribution of equipment in response to the need to build resilience against disaster events.

Achievements under this initiative included the:

•	planting of approximately 1,550 acres of various crops;

•	reaping of 111,121.1 tonnes of Irish potatoes;

•	reaping of 615.2 tonnes of onions;

•	distribution of 22,000 fruit trees and 1,562 backyard kits; and

•	support to 20,000 farmers through training of good agricultural practices and crop management.

Following heavy rains caused by the passage of Hurricane Beryl on July 3, 2023 and Tropical Storm Rafael in November 2024, the Agriculture Disaster Recovery Programme, valued at J$1.4 billion, was implemented to rebuild infrastructure, revitalize production and provide the necessary support to farmers and fishers to accelerate return to their livelihoods and strengthen the resilience of our agriculture and fisheries sector.

The worst affected parishes were those along the South-central belt, specifically, Clarendon, Manchester and St. Elizabeth. Assessments undertaken indicated estimated damages and losses of J$6.5 billion.

During 2024, work continued under the Expansion of Irrigation Infrastructure; the Essex Valley Agricultural Development Project (“EVADP”); the Southern Plain Agricultural Development Project (“SPADP”); the Farm Road Rehabilitation Programme; the Small Ruminants Development Programme; and the Promoting Community-Based Climate Resilience in the Fisheries Sector Projects.

Since 1997, Jamaica has undertaken several initiatives to improve productivity and product quality while lowering production costs in the sugar and banana industries. In November 1997, Jamaica commenced a program to provide support to the local sugar industry following decades of financial losses in the industry. The critical points of the strategy are:

•	promotion of a sustainable private-sector led sugar cane industry;

•	promotion of a diversified industry having as its major outputs raw sugar, molasses, ethanol and bagasse, a by-product used in the production of electricity;

•	strengthening of the economy and social infrastructure of sugar-dependent areas; and

•	divestment of the publicly owned sugar estates, which annually generate over 70% of sugar production.

With respect to the banana industry, Jamaica participates in two externally supported projects that began in 1996: the United Kingdom/Northern Ireland/Jamaica Government project, aimed at reducing rejection due to peel scarring, and a European Union (“EU”) project, aimed at improving the competitiveness of the banana industry. Effective January 1, 2006, the European Union adopted a new “tariff-only” regime for bananas from countries that enjoy most favored nation status. The new regime also retains a duty-free annual quota for bananas originating in the ACP so there has been no effect yet on Jamaica’s exports of bananas to the European Union. See “Jamaica—International Relationships—ACP/European Union Cotonou Partnership Agreement.” Companies in the banana industry in Jamaica are also making efforts to increase competitiveness by diversifying and improving productivity. New products developed include banana-based drinks, banana flour and cereal products. Efforts to improve productivity include eliminating redundant labor and reducing real labor costs through lower wage settlements. See “—The Jamaican Economy—Employment and Labor.”

The effects of Hurricane Dean, which occurred in August 2007, are still affecting banana exports, since it destroyed approximately 85% of the then-existing crop, leading to a cessation of banana exports. Banana exports resumed in August 2008, but were again halted by Tropical Storm Gustav, which destroyed approximately 80% of the then-existing crop. Banana exports were further affected by damage caused by Hurricane Sandy in 2012. These weather-related shocks led Jamaica’s largest exporter, Jamaica Producers, which accounted for 80% of banana exports, to cease exports from Jamaica. However, the demand for Jamaican banana in the UK and Jamaican diaspora remains strong. A production expansion program was therefore developed by the Ministry of Agriculture to satisfy the demand for both local and export markets.

The quantity of bananas produced in Jamaica was estimated at 62,997.8 tonnes in 2024 compared to 70,369.1 tonnes in 2023. In 2024, the value of the fruit exported was US$624,000 compared with export value of US$1,155,000 in 2023.

The Government divested the remaining three publicly owned sugar factories in 2010 and has continued the implementation of the Jamaica country strategy for the “Adaptation of the Sugar Industry: 2006-2020 (adopted in 2006 and revised in 2009) (the “Sugar Adaptation Strategy”). The key objective of this policy is the development of a sustainable private-sector led sugar cane industry and to strengthen economic diversification, social resilience and environmental sustainability within the sugar-dependent areas. In support of the implementation of the Sugar Adaptation Strategy, the EU agreed to provide financial assistance in the amount of €146.6 million to the Government over the 2006 to 2013 period, under the Accompanying Measures for Sugar Protocol Countries. In 2009, the EU disbursed €6.1 million to the Government and the amounts disbursed in 2010 and 2011 were €2.7 million and €6.9 million respectively. While there was no disbursement in 2012, disbursements in 2013 to 2015 totaled €58.3 million. In 2016, the European Union disbursed €6.5 million. There were no disbursements in 2017. A final disbursement of €15.0 million was made in 2018.

The Government is committed to partnering with the private sector for the establishment of nine Agro Parks to stabilize the agricultural supply chain, deepen inter-industry links, increase competitive import substitution and activate unutilized rural land and labor. The primary objective of this project, which began in 2012, is to facilitate the expansion of the productive capacity of the agricultural sector. This is to be achieved through the building of infrastructure to support investments in the production of selected crops directed towards import substitution and replacement as well as the provision of raw materials for agro-processing and non-traditional exports. The parks, funded in the amount of J$285 million, are to be complemented by improved inputs, including irrigation, transport infrastructure and technical services. A total of nine Agro Parks were established at the end of 2014, with agricultural production of a wide range of domestic crops, including vegetables, condiments, fruits and tubers. They are located at Plantain Garden River, St. Thomas; Yallahs, St. Thomas; Amity Hall, St. Catherine; Hill Run, St. Catherine; Ebony Park, Clarendon, New Forest/Duff House; St. Elizabeth/Manchester; Meylersfield, Westmoreland; and Sweet River Multispecies Abattoir, Westmoreland.

The following table shows the production of selected agricultural products for the five years ended December 31, 2024:

Production of Selected Agriculture Products

	2020		2021		2022	2023		2024
	(in tonnes)
Sugar cane	519,100	(1)	499,200		480,400	414,100		429,300
Yams	165,169		185,637		207,483	194,959.3		191,667.4
Bananas	62,256		64,731.7		72,848.2	70,339.1	(1)	62,997.8
Potatoes	64,657		74,236.0		78,135.3	62,105.6		66,176.7
Citrus	n/a		n/a		n/a	n/a		n/a
Coffee	6,202	(1)	6,507.8	(1)	7,064.1	8,152.0		6,520.5
Cocoa	268		211.2	(1)	263.5	151.4		201.3

(1)	Revised.

Source: Planning Institute of Jamaica.

Construction

Real GDP for the construction industry declined by 2.9% in 2024 as compared to 2023. Real GDP for the industry accounted for 7.1% of total real GDP. A decline in the number of housing starts by selected entities and reduced capital expenditure on civil engineering activities within the building construction category were some of the factors that contributed to the downturn observed in the industry. Reduction in the supply of cement to the local market and lower real sales from firms that operate within the Construction industry were identified as contributing factors to the reduced RVA.

Transportation, Storage and Communication

Real GDP for the transport, storage and communication industry increased by 2.1 % in 2024. This was primarily due to improved performance in the communications sub-group. Improved performance in the storage subgroup was due to an uptick in the usage of telecommunication services. For the transport and storage sub-group, there was a 1.8% decrease in the number of passengers who travelled through the island’s international airports, decreasing from 7,010,701 in 2023 to 6,887,716 in 2024, while the volume of domestic cargo handled at the seaports fell by 10.0% to 11,878,201 tonnes.

For the period January–March 2025, the transport, storage and communication industry is estimated to grow by 2.0%, reflecting improvements in both sub-industries. This was supported by increases in passenger traffic at the island’s international airports and cargo volume at the island’s seaports.

Privatization

Jamaica’s privatization program commenced in the early 1980s with the divestment of public services. Larger sales have included interests in the hotel sector, the National Commercial Bank, Telecommunications of Jamaica Limited, Air Jamaica Limited, Petrojam Limited and the Caribbean Cement Company Limited. Jamaica has continued its program of privatization by divesting 80% of its interest in the power and energy company, Jamaica Public Service Company Limited, in 2001.

In connection with the privatization of Air Jamaica Limited in 1994, the Government retained ownership for its own account of 25% of the airline’s ordinary shares and ownership of an additional 5% of its ordinary shares, which the Government was contractually obligated to contribute to an employee share ownership plan. During the period of privatization, the Government provided US$169 million in loans and assistance to the airline. In December 2004, Jamaica purchased the remaining 75% of the ordinary shares for US$1.00 and converted approximately US$395 million, the total liabilities of Air Jamaica owed to the Government, into ordinary shares.

In FY 2007/08, the decision was made to re-privatize the national carrier Air Jamaica Limited. To this end, the Government sought a divestment that achieved certain strategic objectives. On May 1, 2010, the Government entered into an agreement with Caribbean Airlines pursuant to which Caribbean Airlines obtained the routes of Air Jamaica and agreed to provide sustainable airlift to Jamaica. In return, the Government acquired a 16% equity interest in Caribbean Airlines valued at US$28.5 million. The Government’s shareholding was reduced in 2017 to 11.9% valued at US$30.2 million consequent to additional injection by the other shareholder. The Government remains the owner of the remaining assets and liabilities of Air Jamaica Limited. Under an agreement, Caribbean Airlines has leased some of these assets from Air Jamaica Limited. The Government continues to repay the long-term loans.

Jamaica re-privatized the government-owned assets of the sugar cane industry in August 2011. A sugar cane negotiating team was appointed to oversee the divestment process by the Ministry of Agriculture and Cabinet. In July 2009, the team concluded the divestment of three of the six sugar estates—St. Thomas/Duckenfield, Long Pond and Hampden—for an aggregate sale price (for the factories) of US$2.0 million. The associated sugar cane lands were divested through 50-year leases. In July 2010, the Government signed an agreement with Complant International Sugar Industry Co. Limited, a Chinese firm, for the sale of the Monymusk, Frome and Bernard Lodge sugar factories for US$9.0 million and the lease of associated farmlands of the Sugar Company of Jamaica Holdings. The lease rate for Complant International Sugar Industry Co. Limited is US$35/hectare/annum. Under the agreement, the firm was committed to invest approximately US$127.0 million, from 2011 to 2013, on modernizing the factories.

During FY 2010/11, Jamaica privatized lands at Montpelier, St. James, and land and buildings at Ariguanabo. In January 2010, the sale of 525 acres of the Montpelier Citrus Company Limited lands was approved by the Cabinet. The land was sold for J$52.0 million to Ramble Enterprises Limited, a local company engaged in dairy farming. In February and December 2010, a total of 24.2 acres of the Cotton Polyester Factory Complex were sold to the UDC for J$150.0 million.

In March 2010, the Cabinet approved the sale of 14 acres of land (with buildings) of the Ariguanabo property to the existing lessee, New Era Homes Limited, for an aggregate sale price of J$163.9 million.

In December 2010, the Government finalized the sale of the National Hotel and Properties interest in the Jamaica Pegasus Hotel Limited. The shares were sold for US$11.0 million.

In October 2011, the Government finalized the sale of the assets of the Mavis Bank Coffee Factory to Jamaica Producers Group Limited and Pan Jamaican Investment Trust Limited for US$4.0 million.

The UDC completed the sale of its 50% stake in Bloody Bay Hotel Development Limited (“BBHDL”) to Village Resorts Limited (“VRL”) in 2013. The Cabinet approved the sale of the shares to VRL in January 2013, and UDC and VRL signed the agreement finalizing the sale on March 27, 2013. Aggregate proceeds from the sale were US$11.2 million, which included US$9.5 million for the real estate and related fixed assets and US$1.7 million representing UDC’s share of cash and other liquid assets of BBHDL at the time of the sale.

Following the decision to divest the Wallenford Coffee Company (“WCC”), the Cabinet decided on March 18, 2013, to approve the WCC Memorandum of Understanding (“WCC MOU”). The WCC MOU was executed by all parties on August 29, 2013. The sale price was US$16.0 million and the purchaser assumed possession of WCC on September 11, 2013.

In May 2014, the Government, through the Jamaica Bauxite Mining Limited (“JBM”), executed a Debt Settlement and Asset Purchase Agreement with UC Rusal Alumina Jamaica Limited, owner of 93% interest in the West Indies Alumina Company (“Windalco”), for the sale of JBM’s 7% interest in Windalco for US$11.0 million.

In 2014, Oceana Hotel and Forum Hotel were sold for J$385.0 million and J$350.0 million, respectively.

In January 2015, the Government executed an agreement for the sale of the former Farm Machinery Centre property to RYCO Jamaica Ltd. for J$40.0 million.

In April 2016, the Government, through the Petroleum Corporation of Jamaica, executed an agreement for the sale of the Petroleum Company of Jamaica for US$19.0 million. The sale was completed in June 2016.

The Government entered into a contract for the management of the transshipment terminal of the Kingston seaport to APM Terminals and Amalgamated Stevedoring Co. Ltd., a consortium of foreign and local entities, in October 2001. The consortium assumed management of the terminal in February 2002. The contract expired in February 2009. In April 2015, the Port Authority of Jamaica (“PAJ”) executed a concession agreement with Kingston Freeport Terminal Limited (“KFTL”), a special purpose vehicle formed to manage the Kingston Container Terminal (“KCT”). The agreement gives KFTL a 30-year concession term with the right to finance, expand, operate, maintain and transfer the facility at the end of the agreement. KFTL assumed operations of the port on July 1, 2016.

In July 2016, the Cabinet approved a 49-year lease, with an option to purchase at any time for market value, of approximately 1,610 acres of agricultural lands in Montpelier, St. James and Shettlewood, Hanover to Jamaica Green Botanical Producers Co. Limited. The lease provides for payment of J$6,500 per acre per annum, which is equivalent to J$10,465,000 per annum. The land is owned by the Montpelier Citrus Company Limited (“MCCL”). The MCCL and lessee executed the lease on October 7, 2016.

In October 2016, the Cabinet considered and approved the terms and conditions for the privatization of Caymans Track Limited’s operations to Supreme Ventures Limited, the preferred bidder. The definitive agreements were signed on February 10, 2017. Delivery of the property occurred on March 7, 2017 for payment of US$2.4 million. The contract has a provision for a minimum lease payment of US$305,000 per annum.

In March 2017, a Share Sale and Purchase Agreement was signed between Jamaican Teas Limited and the Accountant General for the Government’s shares in KIW International Limited. The Government’s shares in KIW comprised 6,800,000 (42%) of the 15,965,608 ordinary shares and all 14,000,000 Cumulative Preference Shares of the company. The purchase price was J$57.0 million.

The public-private partnership for the Norman Manley International Airport achieved commercial closure in October 2018 with the execution of a 25-year concession agreement between the Airport Authority of Jamaica (“AAJ”) and PAC Kingston Airport Limited (a wholly-owned subsidiary of Grupo Aeroportuario del Pacifico S.A.B De C.V.). Financial closure was achieved in October 2019 at which time PAC Kingston Airport Limited assumed operations of the airport.

On May 22, 2019, the Government listed Wigton Windfarm Limited on the Jamaica Stock Exchange, divesting 11 billion ordinary shares, at an offer price of J$0.50 per share.

In October 2019, a long term lease agreement was signed between the UDC and Guardsman Limited for the management, operation and development of Fort Clarence Beach Park, which includes 8.3 acres of beach property. The lease, which is effective as of September 2019, is for 25 years with variable amounts per annum and includes rent abatement in the first and second years.

The Commissioner of Lands sold Kingston Dock Yard, which includes 5.169 acres of land and is located at Harbour Head, to the lessee, Jamaica Fruit and Shipping Company Ltd. (its nominee is the German Ship Repair Jamaica Limited). Commercial closure was achieved and the sale price adjusted downwards from J$171 million to J$164.80 million after the survey of lands was completed.

In March 2020, the Government through the National Road Operating and Constructing Company Limited (NROCC) sold 80% of its stake in TJH by way of an Initial Public Offering on the Jamaica Stock Exchange. This resulted in the sale of 10 billion ordinary shares at a price of J$1.41 or US$0.01 per share, raising a total of J$14,100.00 million.

In July 2020, the Government through the NROCC sold its holding of Preference Shares in TJH on the Jamaica Stock Exchange. This resulted in the raising of J$3,456.0 million.

In October 2020, the Cabinet approved the sale of underdeveloped lots owned by Silver Sands Estates Limited (“SSEL”) on the open market. During 2021 and 2022, a total of 15 vacant lots sold on the open market for a total sale value of J$303.41 million.

In October 2024, the Government transferred its rights to 52.33% of the Norman Manley International Airport’s (NMIA) revenue to a special purpose vehicle, Kingston Airport Revenue Finance Ltd. (“KingAir”), in return for gross proceeds of US$480 million. The 52.3% of NMIA revenues will be utilized by KingAir to amortize a 12-year bond raised by KingAir on the international capital market. See “Public Sector Indebtedness – External Debt.”

In March 2025, the Government, through NROCC, sold the remaining 20.01% shares in TJH by way of an offer for sale. The total offer of 2,501,000,000 units of TJH shares at a price of J$3.60/US$0.0228 raised a total of J$9,004,903,594.45 (J$8,269,180,592.40 and US$4,651,322.91).

The following table shows a summary of certain major entities privatized and the proceeds received by Jamaica since 2000 in relinquishing its majority or residual interest:

Summary of Certain Major Jamaican Entities Privatized (By Sale)(1)(2)

Entity	Year(s) of Privatization	Type of Sale or Transaction	Payment Received in J$ Million	Payment Received in US$ Million	Sector
Ashtrom Jamaica Limited	2000	Shares	22.0	n.a.	Housing
Jamaica Public Service Co. Ltd	2001	Shares	n.a.	201.0	Energy
Aqualapia Limited	2002	Shares	32.4	n.a.	Agri-Business
Sangster International Airport (2)	2003	Lease	n.a.	2,320.70	Transport
Land – Ariguanabo (13.8 hectares)	2003	Sale	23.5	n.a.	Housing
Building (Lot 5A) – 60,000 square feet	2003	Lease	7.7	n.a.	Warehousing
Building (Lot 5B) – 60,000 square feet	2003	Lease	7.7	n.a.	Manufacturing
Land – Salt River (51 hectares)	2005	Sale	6.9	n.a.	Tourism
Hampden & Long Pond Estate	2009	Sale/Lease	n.a.	2.8	Agriculture
Duckenfield Estate	2009	Sale/Lease	n.a.	2.1	Agriculture
Land – Montpelier Citrus Company Limited – 525 acres	2010	Sale	52.0	n.a.	Agriculture
Cotton Polyester Factory Complex	2010	Sale	150.0	n.a.	Manufacturing
Land and Buildings—Ariguanabo	2010	Sale	163.9	n.a.	Manufacturing
Jamaica Pegasus Hotel of Jamaica Limited(3)	2010	Sale	n.a.	11.0	Tourism
Bernard Lodge, Frome & Monymusk(4)	2010	Sale/Lease	n.a.	15.5	Agriculture
Mavis Bank Coffee Factory	2011	Sale of Assets	n.a.	4.0	Agro-Processing
Bloody Bay Hotel Development Limited (BBHDL)	2013	Sale	n.a.	11.2	Tourism
Wallenford Coffee Company Limited(5)	2013	Sale of Assets	n.a.	7.2	Agriculture
West Indies Alumina Company (Windalco)	2014	Shares	n.a.	11.0	Mining
Oceana Hotel	2014	Sale of Asset	385.0	n.a.	Tourism
Forum Hotel	2014	Sale of Asset	350.0	n.a.	Residential
Farm Machinery Centre Property(5)	2015	Sale	39.7	n.a.	Agri-business
Kingston Container Terminal(6)	2016	Long Term concession	n.a.	306.19	Transport
PETCOM	2016	Sale of Asset/Shares	n.a.	19.0	Energy
Caymanas Track Limited	2017	Sale/Lease	n.a.	4.08	Entertainment
KIW	2017	Sale of Shares	57.0	n.a.	Manufacturing
Wigton Windfarm Limited	2019	Sale of Shares	5,500.0	n.a.	Energy
Norman Manley International Airport(8)	2019	Long term concession	n.a.	148.79	Transport
Fort Clarence Beach Park(9)	2019	Lease	17.3	n.a.	Tourism
TransJamaican Highway Limited (IPO)	2020	Sale	14,100.00	n.a.	Transport
TransJamaican Highway Limited (Preference Shares)	2020	Sale	3,456.00	n.a.	Transport
Kingston Dock Yard(10)	2021	Sale of Asset	164.8	n.a.	Transport
Silver Sands Estate	2021 & 2022	Sale	303.41	n.a.	Tourism
TransJamaican Highway Limited	2025	Sale	8,269.18	4.65	Transport

(1)

Where payment is received in both J$ and US dollars for certain sales, the amounts listed are not equivalencies, but represent the portion of the payment received in each currency. This table does not include entities divested by FINSAC. In addition, the table does not reflect the privatization of Air Jamaica. For information about such privatization please refer to Section “—Privatization”.

(2)

Amounts shown in the table exclude initial payment (US$16.0 million; reimbursement for expenditure on capital works and US$1.0 million fixed assets transferred) and only captures concession fees. Effective April 2016, the fees became 1 Weight Load Unit = US$2.745. The concessionaire also makes payments on supernormal surpluses.

(3)	The sale of the Government’s 59.8% holding in the hotel was completed in December 2010.

(4)	An amount of J$20 million paid in 2022/23 was converted to US$ as the entity is billed in US$.

(5)

Sale price for Wallenford Coffee Company is US$16.0 million, with an upfront cash price of US$4.0 million. The remaining sale price is US$5.0 million provided via vendor’s mortgage and US$7.0 million via earn out arrangement.

(6)

The sale price for the transaction was agreed at J$40.0 million. An amount of J$20.0 million was paid at the signing of the sales agreement. The balance of J$20.0 million is being financed by way of a vendor’s mortgage over ten years and is subject to review in four years. Amounts in the table include the initial payment of J$20.0 million and vendor’s mortgage payments of J$19.7 million as of March 31, 2025.

(7)	Amounts include the upfront and annual concession fees.

(8)	Amounts include upfront fee of US$5 million and concession fees up to March 31, 2025.

(9)	Amount is inclusive of the General Consumption Tax.
(10)	Commercial closure was achieved and full payment made.

Sources: Development Bank of Jamaica Limited, Urban Development Corporation, Sugar Company Jamaica Holding Limited, Airports Authority of Jamaica and Port Authority of Jamaica.

Significant Public Entities

The Government of Jamaica owns and controls certain entities and enterprises, some of the most significant of which include the NHT, the HEART/NSTA Trust, the AAJ, the PAJ, and the National Insurance Fund (“NIF”).

The Government of Jamaica established the NHT to lend money at low interest rates to contributors who intend to purchase, build, repair, or improve their homes. Furthermore, the NHT develops housing solutions for the sale of homes to contributors. The NHT also offers low-cost financing to private developers. See “Public Finance—The Central Government Budget.”

The HEART/NSTA Trust is an organization mandated to strengthen the workforce in Jamaica via the development, support, and maintenance of technical and vocational, education and training institutions within the country. The HEART/NSTA Trust is active in the development of vocational and technical skills training programs, career guidance, job placement, assessment and certifications, policy analysis, and technical assistance to institutions, among other functions and activities. See “Jamaica—Society.”

The Government of Jamaica established the AAJ in 1974 through the Airports Authority Act. The AAJ is an independent statutory body with the principal responsibility, through ownership and management, of Jamaica’s two international airports, the Norman Manley International Airport and the Sangster International Airport. As of 1990, the AAJ assumed additional responsibility for Jamaica’s four domestic aerodromes. The AAJ is involved in the long-term planning and development of the airport system within Jamaica.

The PAJ is a statutory corporation which was established through the Port Authority Act of 1972. The PAJ constitutes the principal maritime agency that has broad responsibility for both the development and the regulation of Jamaica’s port and shipping industries. Furthermore, the PAJ has the general mandate and responsibility for ensuring the safety of all vessels that navigate through Jamaica’s ports of entry.

The NIF was established under Section 39 of the National Insurance Act. It is responsible for managing the investment portfolio created from contributions to the National Insurance Scheme (“NIS”). NIF seeks to optimize returns and provide for the disbursement of pensions and other benefits pursuant to the NIS.

The following table provides the respective assets, revenue and expenses for the significant public entities listed below as at March 31, 2025:

	Assets(1)	Revenue(1)	Expenses(1)
	(in millions of J$)
National Housing Trust	413,748	50,360	28,183
HEART/NSTA Trust	10,190	23,614	24,109
Airports Authority of Jamaica	30,542	894,180	261,799
Port Authority of Jamaica	87,541	14,346	11,219
National Insurance Fund(2)	230,355	77,906	45,014

(1)	Provisional.
(2)	The National Insurance Fund is not a public body within the remit of the Public Bodies Management and Accountability Act.

Inflation

The macroeconomic stabilization program introduced in 1991, which has focused on lowering inflation through tight fiscal and monetary policies and stability in the foreign exchange market, has contributed to a consistent reduction in the rate of inflation. Macroeconomic stability continues to be a primary focus of Jamaica under its economic reform agenda, as Jamaica regards consistent low levels of inflation as the cornerstone of sustained long-term economic growth.

The Consumer Price Index (“CPI”) number series, which measures the rate of inflation, has 13 divisions that are based on the United Nations Statistical Division-Classification of Individual Consumption According to Purpose. The most recent version is from 2018 and this classification was used in the compilation of the new CPI series. The “basket” of consumer goods and services has over 300 commodities.

The April 2020 Consumer Price Index bulletin introduced several changes to the CPI number series, including revisions to the baskets of consumer goods and services based on the 2017 Household Expenditure Survey conducted in 2017. The base reference period for the new series is the calendar year 2019.

For year ended December 31, 2024, the All Jamaica ‘All Divisions’ CPI recorded an annual inflation rate of 5.0%, a decrease of 1.9 percentage points from the 6.9% in 2023 and 4.4 percentage points lower than the 9.4% recorded for 2022. The inflation in 2024 was primarily caused by higher prices for items within the three most influential divisions, (i) food and non-alcoholic beverages, (ii) housing, water, electricity, gas and other fuels, (iii) restaurants and accommodation services.

The All Jamaica ‘All Divisions’ Consumer Price Index for March 2025 was 141.8, indicating a fiscal year inflation of 5.0% compared to the March 2024 index of 135.1. The movement in the March 2025 index resulted in the calendar year-to-date inflation rate of -1.2%.

The following table shows the changes in the CPI for the five years ended December 31, 2024, and for the interim period of 2025:

Year/Period	Change in CPI Over Previous Year
(%)
2020	5.2
2021	7.3
2022	9.4
2023	6.9
2024	5.0
Jan – Mar 2025	(1.2)

Source: Statistical Institute of Jamaica.

Employment and Labor

As at October 2024, the total labor force in Jamaica was 1,468,300 persons. The service sector employed 68.9% of the employed labor force in October 2024, while the goods-producing sector accounted for 30.2% of the employed labor force in the same period. The agriculture and manufacturing sub-sectors accounted for 14.2% and 6.3% of the employed labor force, respectively.

Employment as at October 2024 was 1,417,000. The unemployment rate was 3.5% as at October 2024.

Effective June 1, 2023, the Government of Jamaica instituted a national minimum wage increase. The national minimum wage was raised from J$9,000 to J$13,000 per 40 hour work week, representing a 44% increase.

Effective June 1, 2024, the Government of Jamaica instituted a national minimum wage increase. The national minimum wage was raised from J$13,000 to J$15,000 per 40 hour work week, representing a 15.4% increase.

Effective June 1, 2025, the Government of Jamaica instituted a national minimum wage increase. The national minimum wage was raised from J$15,000 to J$16,000 per 40 hour work week, representing a 6.7% increase.

The calendar year ending 2024 recorded 150 industrial disputes (based on reports made to the Ministry of Labor and Social Security in 2024) and 13 work stoppages (ten strikes, two sick-outs and one work-to-rule) compared to 180 industrial disputes and 16 work stoppages in 2023. Of the 13 work stoppages in 2024, there were 1,154 human days and 5,192.5 human-hours lost for 2024 while 43,104 human days and 353,512 human hours were lost for 2023.

The following table shows the industrial actions reported to the Ministry of Labor and Social Security in 2024:

Industry	Human hours lost(1)	Human days lost(2)	Number of days on strike/ sick out/sit-in/ work-to-rule	Number of workers involved	Industrial Action taken	Date of industrial action
Accommodation and food service activities	0	160	1	160	strike	October 21, 2024
Accommodation and food service activities	0	240	2	20	strike	November 12-13, 2024
Accommodation and food service activities	0	200	1	200	strike	November 15, 2024
Accommodation and food service activities	455	0	7 hours	65	strike	November 18, 2024
Accommodation and food service activities	687.5	0	5 1⁄2 hours	125	strike	November 22, 2024
Accommodation and food service activities	520	0	6 1⁄2 hours	80	strike	November 22, 2024
Accommodation and food service activities	500	0	10 hours	50	strike	December 5, 2025
Arts, entertainment and recreation	0	60	3	20	strike	September 10-12, 2024
Arts, entertainment and recreation	150	0	6 hours	25	strike	September 24, 2024
Human health and social work activities	0	270	3	90	sick-out	January 8-10, 2024
Other service activities	2,880	0	12 hours	240	sick-out	December 9, 2024
Public admin and defense; compulsory social security	0	168	4	42	work-to-rule	February 16-19, 2024
Public admin and defense; compulsory social security	0	56	1	56	strike	December 20, 2024
Total	5,192.5	1,154	15 days and 47 hours	1,273	10 strikes, 2 sick-outs and 1 work-to-rule

(1)	Human hours lost is calculated by multiplying the number of workers involved by the number of hours on strike.
(2)	Human days lost is calculated by multiplying the number of workers involved by the number of days on strike.

In 2024, human hours lost was due to work stoppages in the industries shown below:

•	Accommodation and food service activities (1,662.5 hours with 270 workers involved);

•	Administrative and support service activities (500 hours with 50 workers involved);

•	Arts, entertainment and recreation (150 hours with 25 workers involved); and

•	Other services activities (2,880 hours with 240 workers involved).

Human hours lost by industry in 2023 was as follows:

•	Public administration and defense; compulsory social security industry (316,360 hours with 19,809 workers involved); and

•	Education (5,600 hours with 400 workers involved).

•	Mining and quarrying (16,800 hours with 700 workers involved).

•	Manufacturing (5,812 hours with 401 workers involved).

•	Transport and storage (6,740 hours with 290 workers involved).

•	Financial and insurance activities (1,000 hours with 125 workers involved).

•	Administrative and support service activities (1,200 hours with 75 workers involved).

Human hours lost by industry in 2022 was as follows:

•	Public administration and defense; compulsory social security industry (37,648 hours with 2,289 workers involved); and

•	Education (2,800 hours with 460 workers involved).

The following table shows certain labor force and employment data for the five years ended December 31, 2024:

Labor Force and Employment(1)

	2020	2021	2022	2023	2024(2)
	(in thousands of persons, except percentages)
Total Population	2,736.4	2,739.5	2,741.9	2,745.7	2,732.5
Labor Force	1,297.7	1,328.7	1,357.7	1,377.6	1,468.3
Employed Labor Force	1,158.2	1,234.8	1,268.0	1,320.4	1,417.0
Unemployed Labor Force	139.5	93.9	89.7	57.3	51.3
Unemployment Rate (%)	10.7	7.1	6.6	4.2	3.5
Job-Seeking Rate (%)	6.6	4.2	4.3	2.7	n.a.
Labor Force Participation Rate (%)	62.0	63.4	64.7	65.5	68.1
Male (%)	68.6	69.5	70.5	71.7	74.5
Female (%)	55.6	57.5	59.5	59.6	61.9
Age Breakdown
14 – 19 Years	10.9	11.1	11.3	11.2	15.4
20 – 24 Years	62.2	62.7	66.4	66.8	68.3
25 – 34 Years	81.4	82.8	84.3	84.8	84.4
35 – 44 Years	83.7	85.8	88.6	88.0	87.6
45 – 54 Years	83.8	85.2	84.7	86.7	86.2
55 – 64 Years	72.2	73.8	75.6	77.5	77.9
65 Years and Over	28.3	31.6	31.0	33.1	33.5

(1)

The Jamaica Labour Force Survey is a quarterly survey conducted in January, April, July, and October. The data reported up to 2021 are for the October quarter of the respective year. In 2022, the July survey is presented as it was the last survey conducted in that year due to the Population Census.

(2)

In January 2024, STATIN’s methodologies for calculating employment statistics changed. Consequently, key indicators from January 2024 onward are not directly comparable with data from previous survey periods.

Source: Statistical Institute of Jamaica, Labour Force Survey.

Legal Proceedings and Processes

The following summarizes the governmental, legal or arbitration proceedings pending or threatened of which the Government is aware during the 12 months preceding the date of this document which may have significant effects on the financial position or profitability of the Government.

Construction Developers Associates Limited

On August 15, 2019, Construction Developers Associates Limited (“CDA”) submitted a claim to the Attorney General of Jamaica for damages totaling approximately J$10.6 billion related to a prior legal proceeding between the CDA and the Ministry of Education, Youth and Information. The sum claimed by the CDA represents breach of contract damages allegedly owed by the Ministry of Education to the CDA under a construction contract for the Annotto Bay Junior High School in 1999-2000. Default judgment was obtained by the plaintiff in this matter, which was challenged. The default judgment was upheld and the matter was set for trial in October 2023 for the issue of damages to be determined by the court. Judgment was delivered on October 18, 2024 for the defendant to pay J$471.5 million and interest on the judgment sum at 10.24% per year. The judgment and interest were paid in December 2024. The matter has been fully resolved.

PDV Caribe S.A.

PDV Caribe S. A. has filed a claim for approximately US$84.7 million in relation to Jamaica’s compulsory acquisition of shares in Petrojam Limited pursuant to the Compulsory Acquisition (Shares in Petrojam Limited) Act, 2019 (the “Compulsory Acquisition Act”), which shares had been formerly held by PDV Caribe S.A. pursuant to a joint venture agreement (the “JVA”). The JVA was entered into between the Petroleum Corporation of Jamaica (the “PCJ”), Petrojam Limited and PDV Caribe S.A. for the operation of Petrojam Limited. The Compulsory Acquisition Act was enacted on February 22, 2019 and immediately vested shares in Petrojam Limited not already held by the PCJ in the Accountant General of Jamaica, to be held in trust for Jamaica. The Compulsory Acquisition Act requires all claims for compensation thereunder to be submitted to the Minister of Science, Energy and Technology for consideration and final determination by Petrojam Limited. PDV Caribe S. A. has also submitted a request for arbitration to the International Chamber of Commerce (the “ICC”). The respondents named to the request for arbitration are the PCJ, Petrojam Limited and Jamaica.

The arbitration has commenced and the respondents have filed their Answer to the Request for Arbitration. There was a two-day hearing in February 2025 where a jurisdictional objection was heard. However, the matter is still at a preliminary stage, as such, no assurance can be made at this time that if PDV Caribe S.A. is successful, that the award will not be material.

In 2022, the Government continued the advancement of its policy and legislative programmatic agenda to modernize the country’s law enforcement infrastructure, transforming the Jamaica Constabulary Force (“JCF”) into a modern policing organization and restoring public confidence.

In 2023, those transformation efforts were placed on full display at the JCF Transformations – People, Quality and Technology Expo event, which was held between May 11, 2023 and May 14, 2023 at the National Arena. The event featured a wide array of technology improvements such as the electronic station records management system being rolled out, GPS tracking of service assets, facial recognition software, electronic traffic ticketing devices and technology enabled service vehicles. The Government continues with work to further advance those gains under the banner of transforming the JCF into a “Force for Good.”

The Citizen Security Plan

The Ministry of National Security, as part of Plan Secure Jamaica, developed the Citizen Security Plan (“CSP”), which was approved by the Cabinet in May 2020. The plan incorporates lessons learned from the Citizen Security and Justice Programme (“CSJP”) and provides for a multi-sectoral approach to crime prevention. Since its official inception, the CSP has focused on three main policy outcomes: crime and violence reduction, safer spaces and human and community development.

To achieve these outcomes, the various MDAs with the Government have strengthened the coordination mechanisms to address the underlying social, economic and psychosocial factors that contribute to a culture of violence and increased criminal activity. The MDAs, in collaboration with non-governmental organizations, private sector partners and international funding agencies, have implemented targeted interventions in vulnerable communities and among at-risk populations. Geographic prioritization was guided by crime statistics from the JCF and violence related injury data obtained from key hospitals. The evidence driven approach informed the targeted efforts across the seven Zones of Special Operations (“ZOSOs”) and 25 designated CSP communitites.

The success of the interventions and by extension the CSP is monitored by the Citizen Security Secretary (“CSS”), through a comprehensive Monitoring, Evaluation and Learning (“MEL”) Framework, which tracks key indicators across MDAs, with the prioritized focus around primary strategies:

•	inter-ministerial school support strategy (formerly referred to as the 25/34 Ministerial School Strategy) (target school aged children ages 7 – 17);

•	at risk youth strategy (target – unattached youths aged 18-29); and

•	psychosocial support strategy (target – children, youth and parents).

The implementation of activities under the auspices of the CSP have achieved relatively high success. As of March 2025, five of the seven indicators tied to EU budget support for FY 2023/24 were met. Notably, the HEART/NSTA Trust targeted 20,000 at-risk youths in CSP communities nationally to deliver training and certification opportunities. These results indicated a strong and positive thrust towards improving citizen security in Jamaica, demonstrating substantial progress and a strong foundation for the program’s objectives.

One major success that was achieved through the Inter-Ministerial School Support Strategy is the reintegration of students that were previously unaccounted for. During the COVID-19 pandemic, engagement levels in schools across the targeted schools fell to as low as 0% in some cases. However, through the collaborative efforts of the MDAs, and the strategic coordination mechanism led by the CSS, overall engagement increased by 95% following the implementation of the school strategy. The ability to determine truancy was seen as the most effective in providing for student attendance, and thus giving schools the ability to address student needs, which have underlying impact on levels of violence. An attendance application was piloted in six targeted schools, which were at varying stages of the pre-activation process. Interventions were delivered across key areas, including school governance, leadership and management, student development, school infrastructure and community level intervention. To achieve the required outcome, school resource officers were assigned to 16 targeted schools, 21 schools received training in restorative practices training, and three of the Tier 3 schools were provided with residential cognitive behavior therapy training. Additionally, the National Perception of Safety and Security in Schools study has guided implementation under both CSP Phase I and the ongoing CSP Phase II. A case study on Denham Town High School, with data collection spanning from 2024 to 2025, highlights the significant progress the school has made over the past three years in addressing student behavioral challenges and improving academic performance. The study also explores the broader community context, offering insights into the lived realities of students and the transformative efforts of key public stakeholders.

Case management was provided to those identified as the most at risk/vulnerable in the school population, and targeted psychosocial intervention. The Ministry of National Security currently deploys 22 case managers in communities and schools located in and around the ZOSOs. These case managers conduct risk-to-violence assessments, develop treatment plans, and refer individuals to support services. A total of 389 students are currently benefitting from case management support through the Inter-Ministerial School Support Strategy.

Additionally, in respect to psychosocial intervention, a series of psychological first aid training sessions were provided in St. James and Westmoreland, which was geared at strengthening and expanding psychosocial service delivery in the targeted CSP communities. A total of 47 first aid personnel were trained to provide psychological support. The aim was to target first responders, who can provide the support at the community level, thereby mitigating increased acts of aggression and violence. The Case Management Landscape Assessment for Targeted Public Entities (“CMLA-TPE”) survey instrument was finalized in January 2025. Phase one of data collection has been completed. Phase two is currently underway. The CMLA-TPE aims to inform best practices in the targeted public agencies and support the development of the standards document for Jamaica.

The St. James Child and Adolescent Guidance and Therapeutic Wellness Centre was launched in January 2025. This initiative was made possible through a partnership between the Ministry of Education, Skills, Youth and Information, Ministry of National Security and the Ministry of Health and Wellness (Western Regional Health Authority), with support from the private sector, the government of Ireland, and the European Union. Services offered include individual and family therapy, group therapy sessions, and access to social work and psychiatric services.

The holistic approach recognizes the relevance of providing for safer spaces. The application of the CSP principles, and targeted outcomes resulted in 15 police facilities being rehabilitated and 28 additional safe spaces in communities and schools being developed and rehabilitated.

The all-government approach is predicated on a cohesive work plan underpinned by prioritized policy position, supported by human and financial resources. In providing for this, the CSS continues to provide strategic guidance and support. This move ensures that the CSP and its attendant activities and objectives remain sustainable, and is adequately integrated, which will allow for the necessary scalability to treat with more communities, as the efforts for violence reduction and crime prevention prevails.

Security Environment

Whilst the security environment remains a cause for serious concern, there has been a notable decrease of approximately 48% in the number of reported major crimes (murder, shooting, rape, aggravated assault, break-ins, robbery and larceny) over the past decade, with figures moving from 10,800 cases in 2013 to 5,619 cases in 2024. Similarly, there was an approximately 32% reduction in the number of serious and violent crimes (murder, shooting, rape and aggravated assault), with figures moving from 4,123 cases in 2013 to 2,825 cases in 2024. There was a 15% reduction in the number of reported cases of serious and violent crimes in 2024, when compared to 3,333 cases in 2023. In 2024, the number of major crimes declined for each of the following categories when compared to 2023: murder (by 18%), shooting (by 10%), rape (by 24%), robbery (by 23%) and aggravated assault (by 7%), but the number increased for the following two categories when compared to 2023: break-ins (by 77%) and larceny (by 3%).

The Government continues to be committed to treating crime as a developmental problem, recognizing its multi-dimensional nature. The Citizen Security Plan outlined above represents one such strategy, however, other strategies include legislative and justice reform, increased focus on rehabilitation in correctional institutions, use of evidence-based approaches, intelligence and technology to dismantle organized crime and remove profit from illegal activities. The strategic combination of law enforcement strategies, improved systems of accountability and social intervention allows for Government to fulfill its obligation to the citizen, including protection of rights while maintaining public order and providing for improved safety and security for all.

The Law Reform Act (Zones of Special Operations) (Special Security and Community Development) (the “ZOSO Act”) passed in 2017 and further strengthened with some amendments in 2023, underpins a new and innovative intervention which targets localities with high levels of violent crime. The Law Reform Act gives the Prime Minister, on the advice of the National Security Council, powers to declare specific high-crime localities of Jamaica as zones for special security operations and community development measures.

All zones declared operate according to plan, and the social environment has improved in those zones since implementation. The introduction of these zones of special operations, have led to the reduction in category one crimes in the targeted areas. An analysis of the following major crimes (murder, shooting, rape, robbery and break-ins) reveal an approximate 37% decrease in these crimes at the end of the calendar year 2024 when compared to the commencement of the intervention in the targeted communities.

In December 2020, a Joint Select Committee of Parliament was established to review the implementation of the ZOSO Act. An analysis examining crime rates before and during the intervention as at December 3, 2020, showed a combined average reduction of 76.5%.

In 2018 through 2021, states of public emergency (“SOPEs”) were declared in certain areas in Jamaica at various points due to increasing violence. In December 2022, SOPEs were in effect in eight parishes across Jamaica, namely, St. Ann, Clarendon, St. Catherine, Kingston, St. Andrew, St. James, Westmoreland, and Hanover. In 2023, SOPEs were declared in various parishes of Jamaica in February, March, May, June, November and December. In 2024, SOPEs were declared in various parishes of Jamaica in August, September, October, November and December. None of the SOPEs remain in effect as of the date of this filing.

The use of the provisions of ZOSO Act continued in 2023, when on April 18, 2023, extensions were granted for ZOSOs in Savanna-la-mar, Parade Gardens, Norwood, Mount Salem, Greenwich Town, August Town, and Denham Town. A further extension was granted in December 2023.

Legislation

The law enforcement apparatus is being enhanced with the promulgation or amendment of critical pieces of legislation that will assist the police and prosecutors in their crime-fighting efforts. These include the following:

Amendment to the Immigration Restriction (Commonwealth Citizens) Act and the Aliens Act

The Immigration Restriction (Commonwealth Citizens) Act and the Aliens Act are being amended to harmonize the immigration legislative framework, strengthen anti-terrorism efforts and improve the framework supporting the operations of the Passport Immigration and Citizenship Agency to include greater use of technology. The proposals include the introduction of an economic residency program which is intended to support a more enabling environment for potential investors who do not present a national security threat to Jamaica. The draft bills have been further revised and are being finalized for submission to the Cabinet for approval.

An Act to Repeal and Replace the Firearms Act

The Firearms (Prohibition, Restriction and Regulations) Act, 2022 was enacted on October 13, 2022 and came into force on November 1, 2022. The act repealed and replaced the Firearms Act of 1967 and establishes a dual regime, distinguishing between prohibited or unregulated weapons and activities connected thereto, and firearms that are duly authorized or registered by the competent authority. The development of accompanying regulations to support the full operationalization of the legislation is now in the final stages. Once finalized, the regulations will be submitted to the Minister of National Security for approval, as prescribed by the Act.

The National Police Act

The National Police Act would represent a repeal and replacement of the Constabulary Force Act as the Ministry seeks to move forward with the modernization and transformation program of the JCF. The development of this proposal is still ongoing and requires alignment with the ongoing program for constitutional reform. Once finalized, the proposal will be submitted to the Cabinet for approval.

Merger of Police Civilian Oversight Authority and Police Service Commission

The merger of the Police Civilian Oversight Authority and the Police Service Commission will facilitate the development of a single oversight body that will be responsible for the monitoring and evaluation of the operations of the police. The finalization of this merger will require amendments to the constitution that relate to the Police Service Commission. The proposal is being reviewed for alignment with the ongoing program for constitutional reform in Jamaica. The appropriate submissions will be made for inclusion during the consultation process.

THE EXTERNAL ECONOMY

Balance of Payments

Jamaica’s balance of payments is dependent on international economic developments as well as domestic economic policies and programs. For 2024, the current account recorded a surplus of US$678.8 million or 3.4% of GDP in contrast to a surplus of US$568.9 million, or 2.9% of GDP in 2023. For 2024, an improvement in the current account balance resulted from the narrowing of the deficit in the goods sub-account, tempered by marginal deterioration of the surplus in both the current transfers and the services sub-accounts. The improvement in the goods sub-accounts was specifically attributed to lower imports of mineral fuels and manufactured goods, as well as an increase in crude materials export. However, this was partially offset by a decline in mineral fuels exports over the period. The deterioration of the services sub-account mainly resulted from increased other business services outflows. The decline in the current transfers sub-accounts was mostly explained by marginally lower net-remittances for the period. The current account balance includes the trade balance (balance on the goods sub-account), services sub-account, income sub-account and current transfers balance.

For the purpose of this section, exports include free-zone exports and goods procured in ports, while imports include free-zone imports and goods procured in ports. Imports are recorded at their market value at the customs frontier of the economy from which they are exported.

In 2024, the goods balance improved by 4.5% or US$200.2 million to US$(4,199.4) million as compared to US$(4,399.5) million in 2023, primarily due to a decrease in the value of imports, partially offset by a reduction in the earnings of exports. The value of imports (f.o.b. or free on board) decreased by 5.2% or US$334.4 million to US$6,067 million, reflecting decreases mainly in mineral fuels, manufactured goods and chemicals of US$147.0 million, US$72.2 million and US$49.6 million, respectively, partially offset by a marginal increase in machinery and transportation imports by US$4.0 million. The value of merchandise exports decreased by 6.7%, or US$134.3 million, to US$1,867.6 million, mainly due to a decrease in earnings from mineral fuels of US$352.4 million. The impact of this decline was partially offset by increased earnings from the exports of crude materials of US$195.2 million.

For 2024, there was a surplus on the services sub-account of US$1,798.6 million relative to the surplus of US$1,808.8 million in 2023. The slightly decline in the services balance was primarily the result of a deterioration in the balance on other business services.

The deficit on the income sub-account for 2024 was US$349.8 million, relative to the deficit of US$289.1 million for 2023, mainly a result of higher investment income outflows.

In 2024, net current transfers balance was US$3,429.4 million which represented a decrease relative to US$3,448.8 million in 2023 and was primarily composed of remittances. Net remittances for 2024 were US$3,128.5 million as compared to US$3,137.4 million in 2023.

The balance of payments results for 2024 were influenced by a surplus reported in the current account, which allowed for net capital outflows from official and private sources. While Foreign Direct Investment (“FDI”) continued to be an important source of long-term financing for the current account for Jamaica, FDI inflows decreased compared to 2023. See “—Foreign Direct Investment.” Despite the decrease in FDI inflows, as a result of the surplus in the current account, there was a growth in the net international reserves for 2024 by US$825.5 million to US$5,583.7 million as at December 31, 2024.

The following table shows Jamaica’s balance of payments for the five calendar years ended 2025:

Balance of Payments (f.o.b.)

	2020(5)	2021(5)	2022(5)	2023(5)	2024
	(in millions of US$)
Current Account	(163.3)	149.3	(129.8)	568.9	678.8
Goods Balance	(2,948.5)	(2,781.8)	(4,608.0)	(4,399.5)	(4,199.4)
Exports(2)	1,250.6	1,480.8	1,901.5	2,001.9	1,867.6
Imports(3)	4,199.1	4,262.6	6,509.5	6,401.4	6,067.0
Services Balance	278.3	222.8	1,305.2	1,808.8	1,798.6
Transportation	(704.1)	(1,724.3)	(1,228.0)	(1,318.8)	(1,311.4)
Travel	1,124.68	1,905.9	3,326.8	4,012.0	4,014.0
Other Services	(289.7)	(404.4)	(793.6)	(884.4)	(904.0)
Goods and Services Balance	(2,670.2)	(3,004.6)	(3,302.9)	(2,590.8)	(2,400.8)
Income	(454.5)	(418.7)	(346.9)	(289.1)	(349.8)
Compensation of Employees	81.8	100.0	119.5	118.9	122.9
Investment Income	(536.3)	(518.8)	(466.4)	(408.1)	(472.6)
Current Transfers	2,961.5	3,572.6	3,519.98	3,448.8	3,429.4
General Government	149.1	179.0	181.78	177.8	167.3
Other Sectors	2,812.4	3,393.6	3,338.2	3,271.0	3,262.1
Capital and Financial Account	156.5	(148.9)	127.3	(583.4)	(678.8)
Capital Account	(30.8)	(29.2)	(29.8)	(18.7)	(9.8)
Official	4.2	4.1	6.7	17.8	22.1
Private	(35.0)	(35.0)	(36.5)	(36.5)	(36.5)
Financial Account	187.3	(119.7)	157.1	(564.7)	(669.0)
Official Investment	(368.7)	601.8	175.7	(487.6)	(663.8)
Other Private Investments (including errors and omissions)	519.7	153.1	(50.5)	726.7	820.2
(Increase)/Decrease in reserves(4)	36.4	(874.7)	31.9	(789.3)	(825.5)

(1)	Preliminary.
(2)	Based on recommendations contained in the IMF’s Balance of Payments Manual, exported goods include free-zone exports and goods procured in ports.
(3)

Based on recommendations contained in the IMF’s Balance of Payments Manual, imported goods are recorded at their market value at the customs frontier of the economy from which they are exported and include free-zone imports and goods procured in ports.

(4)	Official Net International Reserves held by the BOJ.
(5)	Revised to reflect the IMF’s Balance of Payments Manual (5th Edition).

Source: Bank of Jamaica.

Foreign Trade

Total merchandise trade (exports plus imports) between Jamaica and its foreign trade partners in 2024 decreased by 4.6% to US$9,155.2 million, as compared to US$9,593.8 million in 2023. The merchandise trade deficit decreased by 3.0% to US$5,420.8 million, compared to US$5,590.3 million in 2023. The decrease in the trade deficit was primarily due to lower imports of mineral fuels and related products. In 2024, imports declined by 4.0% to US$7,288.0 million, from US$7,592.0 million in 2023. The value of exports in 2024, also, decreased by 6.7% to US$1,867.2 million, from US$2,001.8 million in 2023, due primarily to lower earnings from the manufacturing industry and the agriculture industry. These import values are values presented under “c.i.f.” standards, which include cost, insurance and freight costs and exports are presented at “f.o.b.” standards.

The following table shows the performance of merchandise trade for the five years ended December 31, 2024:

Merchandise Trade (c.i.f)

	Imports(1)	% Change	Exports(2)	% Change	Balance	% Change
	(in millions of US$, except percentages)
2020	4,765.5	(25.6)	1,250.6	(24.3)	(3,514.9)	(26.0)
2021	5,970.9	25.3	1,480.7	18.4	(4,490.2)	27.7
2022	7,731.2	29.5	1,901.4	28.4	(5,829.8)	29.8
2023(3)	7,592.0	(1.8)	2,001.8	5.3	5,590.3	(4.1)
2024	7,288.0	4.0	1,867.2	6.7	5,420.8	3.0

(1)	Merchandise imports are cost, insurance and freight values, which differ in presentation from the import values presented in the balance of payments.
(2)	Exports as listed in this table include free-zone exports and exclude goods procured in ports.
(3)	Revised.

Source: Statistical Institute of Jamaica.

Exports

Total exports, including the Jamaica Free Zone, in 2024, decreased by 6.7% to US$1,867.2 million, compared to US$2,001.8 million earned in 2023, primarily due to decreases in exports of goods from the manufacturing and the agriculture industries.

Domestic exports increased by 11.0% in 2024 to US$1,689.2 million from US$1,521.7 million earned in 2023, primarily due to a rise in exports from the mining and quarrying industry.

Earnings from the mining and quarrying industry increased by 34.3% in 2024 to US$753.6 million from US$561.2 million earned in 2023, primarily due to higher exports of alumina. Earnings from alumina increased by 45.1% in 2024 to US$682.8 million, from US$470.4 million earned in 2023. In 2024, the industry started to rebound from the major fire which occurred at Jamalco in August 2021. Earnings from Bauxite however decreased by 17.8% in 2024 to US$55.9 million, from US$68.0 million earned in 2023.

Revenues from the agriculture industry decreased by 17.4% in 2024 to US$76.5 million, from US$92.7 million in 2023 due mainly to a decrease in the exports of coffee and yams. In 2024, coffee earnings declined to US$16.0 million, down from US$25.2 million in 2023. Exports of yams decreased in 2024, earning US$37.1 million, down from US$42.7 million in 2023.

The manufacturing industry declined by 1.7% to US$839.5 million in 2024 from US$854.1 million in 2023. This was due to significantly lower earnings from refined petroleum, which was valued at US$399.9 million, down from US$436.2 million in 2023. Earnings from the sub-group food, beverages and tobacco, however, grew by 2.6% to US$378.8 million, from US$369.3 million in 2023. This growth was due primarily to higher exports of alcoholic beverages (excluding rum) (US$76.6 million), other beverages and tobacco exports (US$39.1 million), baked products (US$38.3 million), sauces (US$ 37.1 million) and dairy products (US$16.6 million).

The following table shows Jamaica’s exports by sector for the five years ended December 31, 2024:

Exports

	2020	2021	2022	2023(1)	2024
	(in millions of US$)
Commodity
Agriculture
Vegetables	0.9	1.0	1.0	1.0	1.2
Yams	35.0	36.5	35.0	42.6	37.1
Other Root Crops	6.6	6.0	5.7	5.2	5.8
Banana	0.7	0.9	1.0	1.2	0.6
Papayas	0.7	0.1	0.1	0.0	0.0
Other Fruits and Beverage Crops	4.4	5.7	6.0	4.3	3.4
Coffee	15.9	17.3	20.6	25.2	16.0
Herbs and Spices	7.7	8.5	7.8	7.2	5.5
Animal and Fish	0.4	1.3	0.8	2.8	3.3
Other Agriculture Exports	2.2	3.0	3.3	3.2	3.7

Total	74.4	80.3	81.3	92.6	76.5
Mining and Quarrying
Bauxite	88.6	71.8	76.3	68.0	55.9
Alumina	425.8	387.7	224.0	470.4	682.8
Other Mining	6.2	5.7	9.9	22.7	14.9

Total	520.6	465.2	310.2	561.2	753.6
Manufacturing
Food, Beverages and Tobacco
Meat and Meat Preparations	9.4	10.3	15.7	13.7	14.5
Fish and Fish Products	10.4	18.2	13.6	10.6	16.6
Ackee (canned)	21.0	24.7	25.1	26.1	18.1
Dairy Products	9.7	12.4	12.5	13.2	16.6
Processing of Other Fruits and Vegetables	13.9	16.2	17.2	12.0	9.3
Sugar	6.6	6.7	3.6	4.4	6.5
Baked Products	24.2	25.7	30.7	35.0	38.3
Sauces	29.8	33.7	30.7	36.2	37.1
Other Food Exports	37.9	39.1	41.6	49.8	49.4
Rum	54.5	56.1	56.4	63.2	56.9
Alcoholic Beverages (excl. Rum)	54.8	70.2	73.5	69.4	76.6
Other Beverages and Tobacco Exports	18.7	20.2	25.8	35.7	39.1

Total	290.9	333.5	346.4	369.3	378.8

Other Manufactured Products
Refined Petroleum Products	218.3	344.9	549.9	436.2	400.0
Chemical & Chemical Products	30.2	28.9	45.0	31.1	45.4
Other Manufactured Products	12.4	14.8	19.9	17.6	15.4

Total	260.9	388.6	614.8	484.9	460.8

Total Manufacturing	551.7	722.1	961.2	854.2	839.5

Other Domestic Exports
Waste & Scrap	7.9	9.3	10.7	11.2	16.4
Other	10.6	4.6	4.0	2.5	3.1

Total	18.5	13.9	14.7	13.7	19.5

Total Domestic Exports	1,165.2	1,281.5	1,367.4	1,521.7	1,689.2

Re-Exports	85.4	199.2	534.0	480.1	178.0

Total Exports	1,250.6	1,480.7	1,901.4	2,001.8	1,867.2

(1)	Revised.

Source: Statistical Institute of Jamaica.

In the past, the Jamaican sugar and banana industries and, less significantly, traditional rum and rice suppliers, enjoyed preferential trade arrangements with respect to exports to the EU pursuant to the CPA. The EPA, which replaces the trade provisions of the CPA, was signed in October 2008. This free trade agreement provides for duty-free, quota-free access to the EU market for most goods, as at January 1, 2009. The EPA is currently being applied provisionally, and Jamaica is in the process of implementing this agreement. This agreement has a strong development component. Under the 10th European Development Fund’s Caribbean Regional Indicative Programme, approximately €72.0 million were allocated to CARIFORUM States for the EPA Implementation.

The EPA Capacity Building Project (“EPA I”), which was signed on May 4, 2012 in the amount of €2.25 million, is designed to enhance Jamaica’s competitiveness goals as outlined in the National Export Strategy and Vision 2030 Jamaica. The accreditation of official testing laboratories, which is one aspect of the project, will mostly address ISO 17025 standards since this is the internationally recognized standard under the provisions of the WTO Agreement on Technical Barriers to Trade. Capacity building interventions are being undertaken in food-related laboratories which provide support to the export industry. The project aims to promote export competitiveness and food security.

The EPA Capacity Building Project (“EPA II”) was formulated through sector wide needs assessment/consultation with business support organizations and public sector food laboratories from November 2012 to February 2013. It is designed to enhance the supply-side micro and medium to small-sized enterprises and to continue capacity building within public sector laboratories and support accreditation agencies, aligning them with the strategic priorities of the Government of Jamaica. The expectation is that through these interventions, Jamaica’s agricultural health and food quality systems will attain a level of compliance which enhances food security and international competitiveness. Approximately €5.0 million was allocated for the EPA II to build on the initiatives undertaken under the EPA I. EPA II will expand its main focus to include addressing upstream problems from the supply side, broadening the EU action in creating a sustainable and enabling environment for increased market presence of Jamaican exports.

The EPA is reciprocal and asymmetrical in nature, and covers trade in traditional export products, such as sugar, bananas, rum and rice, which will ultimately enter the EU duty-free and quota-free. The EU’s preferential system for bananas ended on January 1, 2006, and the sugar regime that existed under the CPA ended on September 30, 2009. As at October 1, 2009, ACP sugar exporters have duty-free, quota-free access to the EU market under a managed system lasting until 2015. Thereafter, sugar will enter the EU market duty-free and quota-free under the EPA. See “Jamaica—International Relationships—The CARIFORUM-EU Economic Partnership Agreement.”

The Jamaican banana industry contributed minimally to the export earnings since 2013. This was due to the exit of the major exporter from the market, as a result of devastating hurricanes in recent years. Jamaica has already commenced initiatives designed to improve the competitiveness of Jamaican bananas. See “The Jamaican Economy—Principal Sectors of the Economy—Agriculture, Forestry and Fishing.”

The U.S. government has recently announced its intention to impose tariffs ranging from 10% to 50% on imports of certain foreign goods and has indicated a willingness to impose tariffs on imports of other products. The U.S. tariffs imposed on Jamaica under this tariff scheme have been set at the minimum rate of 10%. These tariffs are effective until further notice, and their scope may expand or be subject to modifications. On April 9, 2025, the U.S. government announced a 90-day pause on the imposition of reciprocal tariffs, with the exception of tariffs announced on certain jurisdictions (not including Jamaica). The U.S. government has not provided a clear timeline for the review or removal of these tariffs. This situation may affect Jamaica’s level of exports to the United States or other countries. However, the full effect remains uncertain given the evolving situation.

Imports

Merchandise imports decreased by 4.0% in 2024 to US$7,288.0 million from US$7,592.0 million in 2023. This decrease in the value of imports was mainly due to lower spending on mineral fuels and related products. Imports of mineral fuels and related products decreased in 2024 by 7.2% to US$1,893.2 million compared to US$2,040.2 million in 2023, due to lower imports of other fuels and lubricants. In 2024, expenditure on manufactured goods decreased by 7.6% to US$872.4 million, from US$944.4 million in 2023 primarily due to the decreased importation of iron and steel. Expenditure on chemicals fell by 6.6% to US$698.9 million, from US$748.6 million in 2023, due mainly to lower imports of organic and inorganic chemicals. Imports of machinery and transport equipment, however, increased by 0.2% to US$1,628.2 million from US$1,624.3 million in 2023, due mainly to higher imports of transport equipment. Imports of beverages and tobacco decreased by 1.7% to US$117.4 million, from US$119.4 million in 2023. For the purposes of this discussion, imports include cost, insurance and freight values and include free-zone imports and exclude goods procured in ports.

The following table shows Jamaica’s imports for the five years ended December 31, 2024:

Imports (c.i.f.)(1)

	2020	2021	2022	2023(2)	2024
	(in millions of US$)
Mineral Fuels and related products	937.3	1,544.2	2,379.6	2,040.2	1,893.2
Machinery	1,112.0	1,196.5	1,345.4	1,624.3	1,628.2
Food	933.1	1,122.6	1,402.5	1,379.1	1,382.4
Beverages and Tobacco	54.2	71.1	109.3	119.4	117.4
Crude Materials (excl. Fuels)	73.3	91.1	88.7	73.8	71.1
Animal and Vegetable Oils and Fats	36.5	56.1	77.2	56.4	54.8
Chemicals	571.1	649.3	779.4	748.6	698.9
Manufactured Goods	629.4	819.4	992.2	944.4	872.4
Miscellaneous Manufactured Articles	418.5	420.5	556.8	605.6	569.4

Other	0.1	0.1	0.1	0.1	0.2

Total Imports	4,765.5	5,970.9	7,731.2	7,592.0	7,288.0

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.
(2)	Revised.

Source: Statistical Institute of Jamaica.

Trading Partners

The major trading partners for Jamaica’s exports in 2024 were the United States of America, the Russian Federation, the Netherlands, Canada and Iceland. The main trading partners for imports in 2024 were the United States of America, China, Brazil, Japan and Colombia. The following tables show the direction of trade for the five years ended December 31, 2024:

Exports (f.o.b.) by Destination

	2020	2021	2022	2023	2024
	(in millions of US$)
USMCA (formerly NAFTA)(1)	689.6	797.2	992.3	870.1	863.5
of which USA	569.8	689.5	910.9	819.2	733.6
of which Canada	118.9	98.5	76.0	46.7	128.4
European Union(2)	179.0	181.8	99.4	225.9	220.8
UK(3)	56.9	63.8	78.0	68.9	67.0
CARICOM	82.1	106.8	151.6	169.4	144.4
Japan	8.7	7.2	10.5	16.8	11.5
Other countries	291.2	323.9	569.6	650.7	560.0

Total	1,250.6	1,480.7	1,901.4	2,001.8	1,867.2

(1)	Name change for NAFTA effective 2021.
(2)	The UK exited the EU in 2020. The total figure for the EU in 2021 onwards therefore excludes UK.

Source: Statistical Institute of Jamaica.

Imports (c.i.f.) by Origin(1)

	2020	2021	2022	2023(2)	2024
	(in millions of US$)
USMCA (formerly NAFTA)(3)	2,111.1	2,619.3	3,476.5	3,374.2	3,106.1
of which USA	1,905.7	2,396.1	3,208.0	3,082.5	2,803.4
of which Canada	97.9	108.2	114.6	126.4	123.7
European Union(4)	433.7	356.5	465.9	589.0	590.4
UK(4)	76.5	75.4	89.2	101.2	110.5
CARICOM	252.9	287.3	607.5	435.1	413.0
Japan	208.1	206.3	241.7	291.0	301.4
Other countries	1,759.7	2,426.1	2,850.4	2,801.5	2766.6

Total	4,765.5	5,970.9	7,731.2	7,592.0	7288.0

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.
(2)	Revised.
(3)	Name change for NAFTA effective 2021.
(4)	The UK exited the EU in 2020. The total figure for the EU in 2021 onwards therefore excludes UK.

Source: Statistical Institute of Jamaica.

Foreign Direct Investment

FDI inflows peaked in 2008 at US$1,436.6 million, or 10.9% of GDP, before decreasing by 62.3% in 2009 as a result of the global economic recession. In 2011, FDI reached a low of US$218.2 million. Since 2012, FDI inflows have increased steadily to US$928 million (or 6.6% of GDP) in 2016, followed by a decrease of (US$39.1) million to US$888.8 million (or 5.9% of GDP) in 2017. In 2019, there was a decrease of US$109.2 million to US$665.4 million. This decrease was followed by a further reduction in 2020, when there was a decrease of US$340.3 million to US$325.1 million. This decrease was primarily due to the global economic recession brought on by the COVID-19 pandemic, which led to lower investment flows primarily for mining and energy by US$342.1 million, as well as lower flows for tourism of US$33.7 million. This was partially offset by an increase of US$36.4 million in inflows from the information, communications and technology industry. In 2021, there was a further reduction of US$4.6 million to US$320.5 million. Similarly, in 2022, there was further reduction of US$1.7 million to US$318.7 million. In 2023, there was an increase of US$57.8 million to US$376.5 million. In 2024, there was a further reduction of US$211.9 million to US$164.6 million, based on preliminary estimates.

Annual FDI Flows to Jamaica by Region: 2010 to 2024

Source: Bank of Jamaica

Quarterly FDI Flows to Jamaica by Region: 2018 Q2 to 2024 Q4

Source: Bank of Jamaica

Portfolio Investments

For 2024, portfolio investments recorded a net lending balance of US$384.0 million, relative to US$922.3 million in 2023. The reduced net lending balance for 2024 largely arose from a net reduction in portfolio investment liabilities (inflows) of US$269.7 million, supported by net acquisition of portfolio investment assets (outflows) of US$114.2 million.

The reduction in portfolio liabilities was mainly due to a continued decline in non-resident holdings of Jamaican debt securities, which fell by US$373.4 million. However, this was partially offset by significant foreign interest in Jamaican equities, with non-resident purchases on the Jamaica Stock Exchange totaling US$103.7 million—a strong increase compared to the US$4.1 million recorded in 2023.

Meanwhile, acquisitions of foreign assets by residents continued but at lower levels. Bond investments abroad dropped sharply from US$660.3 million to US$72.0 million, while equity purchases decreased from US$81.0 million to US$42.3 million, reflecting a more conservative external portfolio allocation.

These 2024 trends highlight a resilient net lending position, supported by robust foreign participation in the local equity market and restrained outward investments by residents. The continued foreign appetite for Jamaican equities signals growing confidence in the domestic capital market and bodes well for Jamaica’s financial stability and investment climate going forward.

Portfolio Investments

	2023	2024(1)
A. Net Acquisition of Portfolio Assets (inflows)/outflows	741.3	114.2
Equity	81.0	42.3
Bonds	660.3	71.96
B. Net Incurrence of Portfolio Liabilities inflows/(outflows)	(181.1)	269.7
Equity	4.1	103.7
Bonds	(185.1)	373.4
C. Net Portfolio Investments Balance [A minus B] (inflows)/outflows	922.3	384.0

(1)	Provisional.

International Reserves

Net international reserves of the BOJ increased to US$5,583.7 million as at December 31, 2024, from US$4,758.2 million as at December 31, 2023. Gross international reserves as at December 31, 2024 were US$5,632.9 million, or approximately 29.35 weeks of goods and services imports.

As of March 31, 2025, net international reserves of the BOJ were US$5,785.4 million, with gross international reserves at US$5,826.2 million or approximately 29.04 weeks of goods and services imports.

The following table shows the BOJ’s international reserves for the period December 31, 2020 to December 31, 2024 and also to March 31, 2025.

International Reserves

	December 31,					March 31,
	2020(1)	2021(1)	2022(1)	2023(1)	2024	2025
	(in millions of US$)
Supplementary Fund	720.3	717.6	1,204.6	1,241.5	1,640.1	1,657.3
Special Drawing Rights	185.1	677.4	140.1	80.2	249.2	237.9
Other Reserves	3,175.6	3,438.4	3,173.0	3,546.9	3,743.7	3,931.0
Gross International Reserves	4,081.1	4,833.4	4,517.8	4,868.6	5,632.9	5,826.2
Total Foreign Liabilities	955.0	832.6	548.9	110.4	49.2	40.8
Net International Reserves	3,126.1	4,000.8	3,968.9	4,758.2	5,583.7	5,785.4
Gross Reserves in Weeks of Merchandise Imports	54.0	54.3	37.5	34.9	44.8	43.6
Gross Reserves in Weeks of Goods and Services Imports	38.8	33.5	25.2	23.9	29.3	29.0

(1)	Revised.

Source: Bank of Jamaica.

Exchange Rates

As part of its economic liberalization program, Jamaica began gradually dismantling exchange controls in 1990 and formally abolished all remaining exchange controls with the repeal in 1992 of the Exchange Control Act. The movement of foreign exchange into and out of Jamaica is unrestricted. All Jamaican residents are permitted to hold, invest and borrow in foreign currency. Non-residents are also permitted to invest and borrow in both local and foreign currency in Jamaica. However, only an authorized dealer may carry on the business of trading in foreign currency or foreign currency instruments. In addition, an authorized dealer must be party to any transaction involving the buying or selling of foreign currency or foreign currency instruments in return for Jamaica dollars and the lending or borrowing of foreign currency. Cambios and bureaux de change are authorized specifically to buy and sell foreign currency.

Since the repeal of the Exchange Control Act in 1992, the exchange rate has been determined by market conditions and Jamaica has not set any trading band or target.

Resulting from the modernization of Jamaica’s foreign exchange market and increased two-way movement of the currency, in June 2018, Jamaica’s exchange rate arrangement was reclassified by the IIMF to “floating,” retroactively from September 2017, from a “stabilized arrangement.” The floating exchange rate regime corresponds to a lower minimum reserve adequacy requirement based on the IMF’s Assessing Reserve Adequacy (“ARA”) metric. This development resulted in a significant improvement in the country’s reserve adequacy.

During 2024, the Jamaican dollar gradually depreciated against the US dollar, with the JA/US dollar exchange rate increasing from J$154.95 per US$1.00 at December 31, 2023 to J$156.42 per US$1.00 at December 31, 2024, a depreciation of 0.95%. The relative stability in the foreign exchange market during 2024 occurred in the context of adequate foreign exchange inflows associated with tourism and remittance inflows as well as measures implemented by the BOJ to attenuate episodic demand pressures.

In 2024, total purchases in US dollars reported by authorized foreign currency traders increased to US$14,397.6 million from US$14,114.3 million in 2023. In 2024, total sales increased to US$15,556.6 million from US$14,461.4 million in 2023. During 2024, the BOJ’s intervention in the market resulted in net foreign currency sale of US$1,130.9 million via the trading room relative to net foreign currency sale of US$936.8 million via the trading room in 2023.

The official exchange rate as at March 31, 2025 was J$158.36 per US$1.00, representing an annual depreciation of 2.36% relative to the annual depreciation of 2.51% as at March 31, 2024.

The Federal Reserve Bank of New York does not report a noon buying rate for the JA dollar. The official exchange rate published by the BOJ for US dollars on March 31, 2025 was J$158.36 per US$1.00. See “Exchange Rates.”

PUBLIC FINANCE

The Central Government Budget

The Government of Jamaica includes all ministries, departments and agencies whose activities form part of the budgetary operation of the central administration. The operations of Central Government and state-owned enterprises are now referred to as the overall public sector.

Jamaica’s fiscal year runs from April 1 of each year to March 31 of the following year. Pursuant to the Constitution and the FRF, the Minister of Finance and the Public Service has the responsibility of preparing estimates of revenue and expenditure and submitting those estimates to Parliament for approval before the beginning of the fiscal year to which they relate. In addition, the Minister of Finance must present a Fiscal Policy Paper, detailing multi-year budgets and targets and the fiscal strategy being pursued to achieve these targets. The Ministry of Finance and the Public Service, in conjunction with other ministries, departments, and agencies, prepares multi-year draft budgets, which must be approved by the Cabinet prior to its submission to Parliament. Under the aegis of the enhanced fiscal rules which were legislated in March 2014, Parliament is required to approve the budget prior to the start of the fiscal year to which the budget relates—that is, no later than March 31.

The budget distinguishes between recurrent and capital expenditure. Recurrent expenditure refers to operating expenditure of the Central Government, while capital expenditure refers to the Central Government’s planned investment for the fiscal year. The major criteria used in determining allocation levels for recurrent expenditure are expenditure ceilings based on Jamaica’s economic policy, Jamaica’s priorities for the fiscal year, and commitments arising from the continuation of programs, projects and policies previously authorized by the Cabinet. Such commitments include interest on public debt, a statutory obligation that is paid first, as well as salaries, rent and public utilities. The major criteria used in deciding allocation levels for capital expenditure are current year projections for public investment, multilateral/bilateral programs and the implementation status of projects.

Jamaica has made significant progress in reducing its public debt-to-GDP ratio in recent years. As a result, there has been increased spending on national security, education, healthcare and infrastructure. Additionally, as the debt continues on a downward trajectory and fiscal space improves, the Government has placed increased priority on protection of the vulnerable and on the quality of public transportation, public hospitals, schools and capital expenditure. Spending in these sectors is often supplemented through bilateral or multilateral project funding flows. There has also been strengthened fiscal resilience against climate related shocks with strategic investments in disaster risk financing instruments. The maintenance of fiscal discipline in public expenditure while prioritizing investments in climate resilience infrastructure and social assistance programmes is critical for Jamaica’s continued economic recovery. As part of the fiscal consolidation program, each year, the NHT transfers J$11.4 billion to the Central Government, under its financial distributions policy. The NHT support is set to expire by March 31, 2026. The proceeds from the NHT form part of the overall financial distributions that come from public bodies. These proceeds are paid quarterly and are recorded under Non-Tax Revenue.

The following table shows Jamaica’s fiscal results for FY 2021/22 through FY 2024/25 and projections for FY 2025/26:

Government Revenue and Expenditure

In millions of J$

	2021/22(8)	2022/23(8)	2023/24(8)		2024/25(8)	2025/26(9)
Revenue and Grants	720,224.5	827,775.1	925,283.0		1,058,575.6	1,096,083.1
Tax Revenue	616,367.9	752,841.1	831,573.9		882,755.8	949,493.9
Income and Profits	180,183.2	235,812.5	274,142.1		304,496.2	339,504.1
Production and Consumption	198,956.3	232,702.0	262,976.7		276,350.3	279,315.9
Of which GCT (local)	107,798.6	130,570.6	158,818.9		166,323.8	165,946.9
International Trade	237,228.4	284,326.7	294,455.2		301,909.2	330,673.9
Non-Tax Revenue(1)	92,828.0	67,327.4	83,780.8		170,224.0	139,816.4
Bauxite Levy	2,461.7	1,266.1	1,795.5		0.0	812.0
Capital Revenue(2)	908.4	0.0	0.0		0.0	0.0
Grants	7,658.5	6,340.6	8,132.9		5,595.8	5,960.8
Expenditure	698,895.6	819,989.0	924,110.8		1,050,899.6	1,095,302.8
Recurrent Expenditure(3)	648,385.4	766,804.5	868,247.2		993,443.8	1,032,707.2
Programs	269,586.5	277,303.4	292,463.8		366,667.7	359,375.3
Compensation(4)	241,751.1	338,126.1	403,618.2		446,767.4	495,799.4
Of which Wages and Salaries	222,484.2	317,884.6	378,213.2		423,004.4	463,431.5
Of which Back pay(5)	n.a.	n.a.	n.a.		n.a.	n.a.
Of which Employer’s Contribution	19,226.9	20,241.5	25,405.0		23,763.0	32,367.9
Interest	137,047.8	151,375.0	172,165.3		180,008.7	177,532.5
Domestic	54,711.9	67,986.8	70,905.9		75,348.8	64,130.5
Foreign	82,335.9	83,388.2	101,259.4		104,659.9	113,402.1
Capital Expenditure(6)	50,510.2	53,184.5	55,863.5		57,455.9	62,595.6
Fiscal Surplus (Deficit)	21,328.9	7,786.1	1,172.3		7,675.9	780.3
Loan Receipts	149,635.3	118,293.5	199,888.6		254,711.7	158,441.9
External	73,802.4	21,777.2	141,911.5		72,132.4	68,367.0
Domestic	75,832.9	96,516.4	57,977.1		182,579.3	90,074.9
Amortization	159,791.1	161,630.7	137,571.6		301,948.1	162,746.2
External	87,423.1	46,210.7	115,878.8		131,220.0	103,171.5
Domestic	72,368.0	115,419.9	21,692.9		170,728.1	59,574.7
Other Inflows(10)	3,268.0	4,876.6	24,208.7		16,897.8	4,946.0
Other Outflows(11)	19,267.9	0.0	13,919.3		0.0	2,000.0
Primary Surplus (Deficit)	158,376.7	159,161.1	173,337.5		187,684.7	178,312.9
Overall Surplus (Deficit)	(4,826.8)	(30,674.4)	73,778.6		(22,662.7)	(578.0)
GDP(7)	2,322,193	2,751,882	3,047,438	(12)	3,198,791.2	3,482,361.6

Source: Ministry of Finance and the Public Service and the Planning Institute of Jamaica.

(1)	Non-tax revenue includes user fees, dividends from government owned entities and interest revenue.
(2)	Capital revenue includes loan repayments.
(3)	Recurrent expenditure refers to the Government’s day-to-day operational expenses.
(4)

Based on adoption of a Revised Chart of Accounts beginning with the FY 2016/17 Budget, consistent with the IMF’s Government Finance Statistics, the fiscal accounts now show a category called Compensation of Employees broken out into (a) wages and salaries paid to employees and (b) contributions made by the Government toward statutory deductions and health insurance.

(5)	Back pay represents payments, in any given year, of wages/salaries and allowances due for previous fiscal years.
(6)	Capital expenditure refers to Jamaica’s investment for the fiscal year.
(7)

The GDP figures for FY 2021/22 through FY 2022/23 have been revised based on the most recent release of the GDP data from STATIN. The gross domestic product series was revised in 2003 and subsequently revised again in 2008. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition, the base year has been changed from 1996 to 2007.

(8)	Actual Outturns.
(9)	The figures provided in this column represent the Original Budget for FY 2025/26.
(10)	Other Inflows include receipts associated with the PetroCaribe Development Fund (PCDF) which have been reintegrated into the Central Government and divestment proceeds.
(11)	Other Outflows include loans provided by the Central Government to Public Bodies.
(12)	This represents the estimate for Nominal GDP for FY 2023/24. The expected release date for the actual outturn is June 30, 2024.

Revenue and Expenditure for FY 2024/25

Jamaica posted a fiscal surplus in FY 2024/25 of J$7.7 billion or an estimated 0.2% of GDP. This followed a fiscal surplus of J$1.2 billion or 0.0% of GDP in FY 2023/24 and a fiscal surplus in FY 2022/23 of J$7.8 billion or 0.3% of GDP. The improvement in the fiscal position for FY 2024/25 compared to the previous fiscal year reflected higher nominal increase in revenue and grants compared to the increase in expenditure. The increase in expenditure was largely driven by higher spending on programs and compensation of employees (the final phase of the planned three-year implementation of the new public sector compensation system which commenced in FY 2022/23 was undertaken in FY 2024/25). Compared to the originally budgeted 0.3% of GDP fiscal balance, a fiscal surplus equivalent to 0.2% of GDP is estimated for FY 2024/25. Revenues and grants were above the original target by approximately J$25.0 billion or 2.4% and lower than the revised target by J$18.1 billion or 1.7%, while expenditure was J$27.2 billion or 2.7% above the original budget and J$17.8 billion or 1.7% below the revised budget. The House of Representatives approved revisions to the original budget in October 2024, November 2024 and January 2025. Jamaica has maintained relatively high primary surpluses over the past decade. The fiscal operations recorded primary surpluses of an estimated 5.9% of GDP in FY 2024/25, 5.7% of GDP in FY 2023/24, 5.8% of GDP in FY 2022/23, and 6.8% of GDP in FY 2021/22. The primary surplus for FY 2024/25 amounted to J$187.7 billion, compared to the original target of J$183.7 billion and the revised target of J$190.4 billion.

Overall, revenue and grants were J$1,058.6 billion, which were J$24.98 billion, or 2.4% above the original target for FY 2024/25 and J$18.1 billion or 1.7% below the revised budget. Relative to the previous fiscal year, this outturn was J$133.3 billion or 14.4% above the J$925.3 billion revenue and grants for FY 2023/24. The operations of the overall public sector generated an estimated surplus of approximately 3.0% of GDP in FY 2024/25, a surplus of 2.2% of GDP in FY 2023/24, a surplus of 1.7% of GDP in FY 2022/23, and a surplus of 0.7% of GDP in FY 2021/22. The originally budgeted overall public sector balance was a surplus of 1.7% of GDP, which was increased to 2.0% in the revised budget for FY 2024/25.

Revenue and Grants

Total revenue and grants for the Central Government for FY 2024/25 were J$1,058.6 billion, or an estimated 33.1% of GDP. This represents an increase of J$133.3 billion or 14.4% over total revenue and grants collected in FY 2023/24. Collections in FY 2024/25 were approximately J$25.0 billion or 2.4% above the originally budgeted levels, and J$18.1 billion or 1.7% below the revised budget. Tax revenues of J$882.8 billion was lower than the original budget by J$16.5 billion or 1.8%, and lower than the revised budget by approximately J$14.2 billion or 1.6%. Tax revenue for FY 2024/25 increased by 6.2% when compared to FY 2023/24. Non-tax revenue accounted primarily for the increase in revenue and grants over the original budget. Non-tax revenue of J$170.2 billion for FY 2024/25 was J$41.4 billion or 32.1% above the original budget, and approximately J$3.4 billion or 2.2% above the revised budget. The outturn was 103.2% higher than the non-tax revenue for FY 2023/24, primarily due to the successful securitization transaction undertaken during FY 2024/25. The securitization transaction yielded J$70.7 billion compared to the J$45.2 billion projected in the originally approved budget. Grant inflows over-performed relative to the original budget but under-performed relative to the revised budget. Grant receipts for FY 2024/25 totaled J$5.6 billion, 20.9% above the original budget but 2.0% under the revised budget. There was no capital revenue in FY 2024/25, consistent with the projections in both the original and revised budget.

Expenditure

Total expenditure (excluding amortization) for FY 2024/25 was J$1,050.9 billion, or an estimated 32.9% of GDP. This represented a 13.7% increase over FY 2023/24 and was J$27.2 billion or 2.7% above the original budget, but J$17.8 billion or 1.7% below the revised budget. Recurrent expenditure totaled J$993.4 billion in FY 2024/25, representing 94.2% of total expenditure, with capital expenditure representing 5.8% of total expenditure. Recurrent expenditure was J$49.7 billion or 5.3% higher than originally budgeted, but J$13.5 billion or 1.3% below the revised budget, largely driven by lower than targeted recurrent program spending and compensation of employees.

Recurrent programs represented 36.9% of total recurrent expenditure in FY 2024/25 compared to 33.7% in FY 2023/24. Similarly, compensation of employees represented 45.0% of recurrent expenditure in FY 2024/25 compared to 46.5% in FY 2023/24. Interest costs represented 18.1% of recurrent expenditure in FY 2024/25, 19.8% of recurrent expenditure in FY 2023/24, and 19.7% of recurrent expenditure in FY 2022/23. Interest expenditure consumed 17.0% of total revenue and grants in FY 2024/25, compared to 18.6% of total revenue and grants in FY 2023/24, and 18.3% in FY 2022/23. Interest costs as a percentage of total revenue and grants have averaged 18.0% over the last three years.

Expenditure on compensation of employees in FY 2024/25 increased to J$446.8 billion, or by 10.7%, compared to J$403.6 billion in FY 2023/24, due primarily to the payment of increased salaries to public sector workers in accordance with the third and final phase of the three-year implementation of the new public sector compensation system.

Interest costs of J$180.0 billion were J$6.2 billion above the original budget and J$2.3 billion below the revised budget, and included domestic interest costs of J$75.3 billion and foreign interest costs of J$104.7 billion. Domestic interest costs were J$7.4 billion or 10.9% above the original budget and J$0.1 billion or 0.1% below the revised budget. Foreign interest costs were J$1.2 billion or 1.1% below the original budget and J$2.2 billion or 2.1% below the revised budget.

The interest costs for FY 2024/25 were J$7.8 billion or 4.6% higher than the total of J$172.2 billion for FY 2023/24. In FY 2024/25, interest payments amounted to an estimated 5.6% of GDP, which is similar to FY 2023/24, when interest payments accounted for 5.6% of GDP as well.

FY 2025/26 Original Budget

The Government’s target for FY 2025/26 is a primary surplus of 5.1% of GDP, equivalent to J$178.3 billion, and a fiscal surplus of approximately 0.0% of GDP, equivalent to J$0.8 billion. Revenue and grant inflows are projected at J$1,096.1 billion with expenditure at J$1,095.3 billion.

Revenue and Grants

The revenue and grants projection for FY 2025/26 represents 31.5% of the projected GDP, a decrease of 160 basis points below the estimated 33.1% in FY 2024/25. Tax revenue of J$949.5 billion is estimated to account for 86.6% of total revenue and grants, approximately 7.6% higher than in FY 2024/25.

Tax revenue is budgeted to increase by 7.6% or J$66.7 billion, above collections in FY 2024/25, due mainly to the projected economic expansion in nominal income, with the revised forecast of nominal GDP showing a rise by 8.9% in FY 2025/26.

Grant receipts are budgeted to increase by approximately J$0.4 billion, or 6.5% above FY 2024/25 inflows.

Expenditure

Expenditure (less amortization) is budgeted to increase by 4.2% over FY 2024/25 due to higher recurrent expenditure and capital expenditure. The FY 2025/26 expenditure budget is projected to be J$1,095.3 billion, comprised of J$$1,032.7 billion for recurrent expenditure and J62.6 billion for spending on capital projects. Of the recurrent budget, J$359.4 billion is allocated to recurrent programs, J$495.8 billion is allocated to compensation of employees comprised of J$463.4 billion and J$32.4 billion for wages and salaries and employers contribution, respectively and J$177.5 billion is allocated to interest payments. The expenditure on wages and salaries is budgeted to increase by 9.6% in FY 2025/26. This increase primarily reflects the increase in wages and salaries in accordance with the September 2024 agreement between the Government and unions representing public sector workers to pay increments to applicable employees based on advancement along their respective substantive salary bands effective April 1, 2025.

Over the medium-term, the Government is targeting an average primary surplus of 3.9% of GDP. The contribution of expenditure towards the achievement of these targets is embodied in the FY 2025/26 expenditure profile, with total expenditure of J$1,260.0 billion. This is comprised of expenditure of J$1,095.3 billion and debt amortization payments of J$162.7 billion. Funds allotted for the Ministry of Finance and its departments and agencies accounts for 38.8% (the largest portion) of the overall budget, with debt-servicing projected to be approximately

J$340.3 billion and accounts for 27.0% of the overall budget. Education services follows at J$187.8 billion or 14.9%, health services at J$165.8 billion or 13.2%, and national security at J$156.7 billion or 12.4% of the overall budget. The projected debt service for FY 2025/26 shows a nominal decrease of J$141.7 billion, net of appropriations-in-aid, when compared to the FY 2024/25 outturn of J$340.2 billion, or 35.6% of overall expenditure.

The Government’s financing requirement for FY 2025/26 amounts to approximately J$164.0 billion. After amortization payments of J$162.7 billion and other outflows of J$2.0 billion, partially offset by a projected fiscal surplus of J$0.8 billion, are financed by loan receipts of J$158.4 billion and other inflows of J$4.9 billion, there is a resulting net deficit of J$0.6 billion which will be financed by a drawdown from the GOJ’s accumulated cash reserves.

Social Programs FY 2025/26

In March 2025, the Minister of Finance and the Public Service announced additional allocations for social assistance programs for FY 2025/26, which includes an allocation of J$9.8 billion to support payment of cash grants to PATH beneficiaries. The allocation represents a decrease of J$0.7 billion, or 6.5% relative to the allocation for FY 2024/25. In addition, there is a provision of J$984.0 million to provide social assistance to the elderly through the Social Pension, reflecting the same amount allocated in the FY 2024/25 revised budget.

Wage Developments

The planned three-year implementation of a new public sector compensation structure commenced during FY 2022/23, with the final phase implemented in FY 2024/25. The new structure is expected to improve the competitiveness of the public sector in the labor market thereby enabling the sector to attract the required skill levels. The intention is to facilitate the retention of current staff and attract new talent to ensure the delivery of public service at required levels.

In relation to the increase in wages and salaries for FY 2025/26, primarily due to the expected payment of increments to applicable public sector employees based on advancement along their respective substantive salary bands effective April 1, 2025, provisions have been made in the budget to meet the projected increases. For FY 2025/26, the wage bill, as a percentage of GDP, is projected to be 13.3%. The wage bill for FY 2024/25 was an estimated 13.2% of GDP.

Taxes and Tax Reform

History

Since independence, the Jamaican tax system has been dependent on a multiplicity of indirect taxes, including on international trade, and an income tax system with different marginal tax rates and several deductible allowances. Jamaica has engaged in major tax reform in the mid-1980s as well as the 1990s. In 2004, a comprehensive study of Jamaica’s tax system by a university found that the system, while it had a sound basic structure, had major problems. Since 2004, the Government has sought to address some of the issues identified in the study, including improving receipts from indirect taxes through increasing the general consumption tax (“GCT”) and enhancing the effectiveness of tax administration.

During 2009, 2010 and 2011, the Government introduced additional tax measures aimed at increasing revenue as a percentage of GDP. Following a Green Paper on Tax Reform issued by the Ministry of Finance and the Public Service in May 2011, a White Paper on Tax Reform 2012 was issued on November 15, 2012. The Green Paper and White Paper on Tax Reform focused on several areas to be reformed over a three-year period. These reforms included, among others, the following: removing basic food from the tax system; reducing the statutory corporate income tax rate to be competitive with regional and international competitors; imposing withholding tax on dividends; overhauling capital allowances regime; preventing tax delinquents from benefiting from tax incentives and tax credits for research and development; limiting capital gains tax in lieu of a reduced transfer tax; and enhancing tax administration to increase compliance.

As part of the Economic Reform Program (“ERP”), the Government committed itself to tax reforms that strengthen tax administration and significantly cut back the granting of tax incentives, exemptions and zero rates. The tax reform is meant to be targeted to significantly broaden the tax base, simplify the tax system, reduce economic distortions in the system and pave the way for a phased reduction in tax rates to a competitive level.

FY 2020/21

Revenue measures implemented for FY 2020/21 included the following:

•

Reduction in the Standard GCT Rate. Effective as of April 1, 2020, the standard GCT rate was reduced from 16.5% to 15%. This measure is expected to reduce the incentive for taxpayers to be non-compliant, incentivize all sectors through lower upfront costs and increased cash flow and will serve to encourage economic growth.

•

Reduction in the Asset Tax Rate. The proposed reduction will decrease the Asset Tax rate from .25% to .125%. Due to the COVID-19 pandemic, implementation has been postponed until 2022 and subsequent years of assessment. This reduction is the second phase of the reform of the Asset Tax Regime.

•

New Income Tax Credit. The tax credit applies to companies, both regulated and unregulated, with annual sales/revenue less than or equal to J$500 million. The credit claimable in respect of year of assessment 2020 (and subsequent years of assessment) is J$375,000 and is to be applied against tax payable. The credit cannot be carried forward nor result in a refund. The value of the credit is similar to the threshold benefit afforded to individuals.

FY 2021/22

Revenue measures implemented for FY 2021/22 included the following:

•	Imposition of a de minimis value of up to US$500 on outright, direct and permanent exports, for the purposes of the Customs Administrative Fee.

FY 2022/23

No revenue measures have been implemented for FY 2022/23; however, the following measures are in progress:

•	Amendment to Part 1 C of the Third Schedule of the GCT Act to insert new item numbered as 32 “Importation of Lithium-ion batteries for use in solar applications”; and

•	Reduction on import duties on electric vehicles from 30% to 10% for a five-year period.

FY 2023/24

Revenue measures implemented for FY 2023/24 included the following:

•

Introduction of an income tax credit to be provided to employed and self-employed taxpayers for the purchase of a residential solar photovoltaic system. Specifically, the GOJ will provide an income tax credit equivalent to thirty percent (30%) of the cost of the solar PV system, up to a maximum of four million dollars (J$4,000,000). This measure is to take effect for year of assessment 2023.

•

Introduction of a margin scheme mechanism to permit GCT registered taxpayers to account for GCT on the sale of second-hand vehicles (i.e. vehicle not imported new and not imported as used). The GCT will be limited to the difference between the purchase price and the selling price of the vehicles at the rate of 15%. To be implemented within first quarter of FY 2023/24. (Individual owners selling their previously registered motor vehicles will continue to pay flat fee of J$12,000 and J$18,000.)

•	Removal of GCT from the importation of live horses. To be implemented before the end of the first quarter of FY 2023/24.

•

Temporary removal of GCT payable on the importation of small ruminants and pigs. To be implemented before the end of the first quarter of FY 2023/24. The measure has a sunset date of five years and subject to review prior to expiration.

FY 2024/25

Revenue measures implemented for FY 2024/25 included the following:

•

Maintaining the corporate income tax rate for trust and corporate service providers. The current rate is 25%, however, with changes in legislative requirements these providers became “Regulated Companies” to which corporate income tax rate of 33.33% would apply. This measure is to clarify in the legislation that notwithstanding the entities being regulated the applicable rate of tax is 25%. This is with effect for year of assessment 2023.

•

Reduction in the corporate income tax rate from 33.33% to 25% for independent power producers, producing 75% or more of their energy from renewable sources being wind and solar. This is with effect from year of assessment 2023.

•

An increase in the de minimis value for imported goods from US$50 to US$100. To the extent that the value of the imported goods does not exceed US$100 the importation is exempt from customs duty and GCT. This is with effect from April 1, 2024.

•	An increase in the passenger duty-free threshold for personal or household effects not imported for sale or commercial exchange from US$500 to US$1,000. This is with effect from April 1, 2024.

•

An increase in the maximum participating voting share capital for the Junior Stock Exchange from J$500M to J$750M. This allows for entities which would, based on share capital, not be allowed to operate on the Junior Stock Exchange to now apply and benefit from the income tax incentives. This is with effect from year of assessment 2024.

•	Increase in the Pension Exemption and Age Relief Exemption. The increase applies to three categories. This is with effect from April 1, 2024.

•	For individuals under 55 years of age receiving a pension from an approved statutory pension scheme or an approved superannuation scheme: from J$80,000 to J$250,040, restricted to pension income only.

•	If the pensioner is 55 years or older: the same increase as above applies however, the exemption can also be applied against other sources of income.

•	Individuals 65 years and over: the same increase as above applies.

Where the individual is a pensioner and has attained the age of 65 they are entitled to both exemptions totaling J$500,080. Note however, based on the effective date the individual exemption for 2024 is J$207,530 (January to March J$20,000 and April to December J$187,530).

•

Standardizing GCT treatment for raw foodstuff. In this regard specified raw food stuff which was taxable on importation but exempt on sale in the domestic market is now exempt both at the port and in the domestic market. This is to take effect for the first quarter of FY 2024/25.

•

Limited time removal of general consumption tax on armored cash courier/vehicles. In this regard, where the armored vehicle is imported there will be no GCT on the cost in excess of US$33,000. Where the unarmored vehicle is purchased and the items necessary for armoring the vehicle is acquired separately, there will be no GCT in respect of the items purchased to armor the vehicle. This is with effect from April 1, 2024 and remains in place for 24 months.

•

Reverse tax credit grant of J$20,000 to individual earning less than J$3 million, whose statutory payments have been filed and paid on time for year 2023. This is a one off grant payment to be made to the qualifying individuals.

•	Increase in the annual general personal income tax threshold from J$1,500,096 to J$1,700,088, with effect from April 1, 2024. In this regard the annual threshold will be as follows:

•	2024: J$1,650,090 (January to March J$375,024 and April to December J$1,275,066).

•	2025: J$1,700,088 (This applies to 2025 and subsequent years).

FY 2025/26

Revenue measures implemented for FY 2025/26 included the following:

•

Increase in annual general personal income tax (“PIT”) threshold over three years. Effective April 1, 2025, the threshold increased from $1,700,088 to J$1,799,376. Effective April 1, 2026, the threshold is to be increased to J$1,902,360, and effective April 1, 2027, the threshold is to be increased to J$2,003,496. This has been legislated by way of provisional order.

•

Reduction in ordinary dividend income tax rate for non-residents. Effective April 1, 2025, rate of tax on dividend paid by a Jamaican company to a non-resident reduced from 33 1/3 % for a company, and 25% for an individual, to 15% for all persons. This has been legislated via provisional order.

•

Accelerated capital allowances for new investments in industrial building, machinery and information technology undertaking for years of assessment 2025 and 2026. Initial allowance for qualifying industrial building in year one (which cannot be earlier than 2025 or later than 2026) 30% and special allowance of 25% in year two. The base for the computation of the initial allowance, special allowance and annual allowance is on the expenditure incurred in acquiring the asset. However, the total allowance claimable cannot exceed the cost of the asset. Annual allowances for the two years for the qualifying industrial building are (i) concrete, 5.5%, (ii) galvanized iron, 20% and (iii) wood, 20%.

•

Capital allowance for qualifying non-residential building are, with respect to initial allowance, (i) concrete, 12% in year one and 8% in year two, (ii) galvanized iron, 30% in year one and 20% in year two and (iii) wood, 36.5% in year one and 24% in year two, and with respect to annual allowance, (i) concrete, 5%, (ii) galvanized iron, 20% and (iii) wood, 20%.

•

Capital allowance for plant and machinery are, with respect to initial allowance applicable to year of purchase and put into use in 2025 or 2026 (the special allowance does not apply), (i) concrete, 40%, (ii) galvanized iron, 40% and (iii) wood, 20%, and with respect to annual allowance applicable for 2025 and/or 2026, (i) concrete, 25%, (ii) galvanized iron, 33.33% and (iii) wood, 25%.

•

Increase in general consumption tax (“GCT”) registration threshold from J$10 million to J$15 million. The Tax Administration Jamaica (“TAJ”) is working on the process flow for implementation, once complete, the effective date for the relevant taxpayers will be April 1, 2025 as prescribed in the provisional order.

•	Reform of GCT on supply of electricity to residential customers. There is to be two categories:

•	Post-paid Residential Customers:

•	Rate reduced from 15% to 7%;

•	Removal of zero-rated status of first 150kWh;

•	New Rebate of 7% of the value of the GCT supply where consumption for the month is 250kWh or less; and

•	New Subsidy (3% of base on which GCT was calculated) where consumption for the month is 250kWh or less.

•	Pre-paid Residential Customers:

•	Application of GCT at the rate of 7% of the full value of prepaid electricity purchased.

•	The TAJ is in the process of amending the relevant forms to accommodate the above. Once implemented the effective date will be May 1, 2025 as prescribed in the provisional order.

PUBLIC SECTOR INDEBTEDNESS

General

Under Section 116 of the Constitution, all loans charged on Jamaica’s Consolidated Fund, including all external debt payments such as those under the debt securities, represent a statutory charge on the revenue and assets of Jamaica. See “Public Finance—The Central Government Budget.” These statutory charges are paid without any requirement of parliamentary approval, directly from revenue and assets, before funds are available to Jamaica for other policies and programs.

The Constitution and the Financial Administration and Audit Act give the Ministry of Finance and the Public Service overall responsibility for the management of Jamaica’s public debt. In November 2012, the House of Parliament approved the Public Debt Management Act, 2012, to make provision for the better management of the public debt. The legislation repealed the Loan Act of 1964 and several enactments related to the incurrence of debt by the Government and other connected matters. The public debt management framework was strengthened in October 2017 to improve the operational efficiency and effectiveness of debt management.

The Public Debt Management Act provides for the circumstances under which the Minister of Finance may borrow money, including to finance fiscal deficits, refinance any maturing or outstanding public debt and finance prepayments. The borrowing limits under the Public Debt Management Act are subject to the Financial Administration and Audit Act, as amended, which requires the Minister of Finance to take appropriate measures to, among other things, (i) attain a fiscal balance, as a percentage of GDP, that enables the achievement of the debt target specified in the following point and (ii) reduce the total public debt of Jamaica to 60% of GDP by the end of FY 2027/28. As guided by the Public Debt Management Act, the contingent liabilities as a percentage of GDP is targeted to remain below 3.0% at the end of FY 2026/27, and was estimated at 1.3% at the end of FY 2024/25, decreasing from 2.0% at the end of FY 2023/24.

The targets in the Public Debt Management Act may be exceeded under limited circumstances including parliamentary approval allowing suspension of the fiscal rules for a specified period during the occurrence of major adverse shocks such as natural disasters or a severe economic contraction. In such cases, an automatic correction mechanism that would allow for deviations to be addressed in a systematic manner with specified adjustment levels relative to whether the deviations exceeded either (x) the lower threshold of 1.5% of GDP or (y) the upper threshold of 3.5% of GDP. Due to Jamaica being declared a disaster area as a result of the COVID-19 pandemic, the fiscal rules were suspended due to this mechanism, given that the fiscal impact exceeded the lower threshold listed above. This suspension led to a two-year extension of the deadline under the Financial Administration and Audit Act for reducing the total public debt to 60% of GDP by the end of FY 2027/28.

In keeping with international best practices, the Government of Jamaica adopted a revised definition of public debt on April 1, 2017. Under the old definition, public debt was defined as the sum of Central Government debt plus that of the BOJ and external guarantees. The new definition defines public debt as the consolidated debt of Specified Public Sector except that of the BOJ, net of any cross holdings. The new definition broadens the coverage of debt reporting to include all debt held by the Specified Public Sector including all guaranteed and non-guaranteed debt.

For FY 2024/25, the public debt to GDP was estimated at 68.3%, maintaining the downward trajectory which was restored in FY 2022/23, following an uptick in FY 2021/22. Further, Jamaica has never defaulted on any of its external or domestic debt obligations.

Domestic Debt

At March 31, 2025, Jamaica’s domestic debt was approximately J$822.5 billion, which excludes government-guaranteed securities. At December 31, 2024, Jamaica’s domestic debt, which excludes government-guaranteed securities, was J$828.7 billion, a decrease of 0.2% when compared to the domestic debt level at December 31, 2023. Jamaica has incurred domestic debt primarily to provide budgetary financing.

In addition to this level of domestic debt, Jamaica has guaranteed certain financial obligations of public sector entities, which carry out major infrastructure projects from time to time. At March 31, 2025, the extent of these internal guarantees was approximately J$26.3 billion.

Currently, Jamaica’s domestic debt consists mainly of Benchmark Investment Notes, following the JDX and NDX Initiatives (see below), which saw an exchange of some of the previously issued debt instruments. At December 31, 2024, 18.7% of the outstanding domestic debt was scheduled to mature within one year, 33.8% between one and five years and the remaining 47.5% after five years. The interest rate composition of the domestic debt at December 31, 2024 was 82.8% contracted on a fixed rate basis, while 17.2% was contracted on a floating interest rate basis and 0.0% was non-interest bearing.

Jamaica issues both local and foreign currency-denominated bonds in the domestic market. Foreign currency denominated bonds that are issued in Jamaica are classified as domestic debt. Further to the buy-back of US dollar denominated bonds in September 2018, there are no foreign currency denominated bonds in the stock of domestic debt.

At March 31, 2025, 5.9% of Jamaica’s domestic debt was scheduled to mature in one year, 36.6% in five years and the remaining 57.5% after five years. At March 31, 2025, approximately 6.2% of the domestic debt was on a floating rate basis, 93.8% on a fixed rate basis.

At December 31, 2024, Jamaica had J$818.4 billion of domestic bonds and securities outstanding, excluding treasury bills, representing 98.8% of total domestic debt. This represented a J$1.4 billion, or 0.2%, a decrease over the level outstanding at December 31, 2023. The domestic debt did not comprise of any loans.

The outstanding stock of treasury bills at December 31, 2024, was J$10.3 billion, representing 1.2% of total domestic debt. Treasury bills are auctioned on a multiple-price basis.

The following table shows domestic debt by instrument type for the last five years as at December 31, 2024, and as at March 31, 2025:

Domestic Debt by Instrument Type

	December 31,					March 31,
	2020	2021	2022	2023	2024	2025
	(in millions of J$)
Securities
Treasury Bills	10,300.0	10,300.0	10,300.0	10,300.0	10,300.0	10,300.0
Local Registered Stocks	0.0	0.0	0.0	0.0	0.0	0.0
J$ Benchmark Notes(1)	712,801.6	756,073.1	771,984.1	752,786.0	748,227.0	756,066.5

Total	723,101.6	766,373.1	782,284.1	763,086.0	758,527.0	766,366.5

Bonds
Land	0.0	0.0	0.0	0.0	0.0	0.0
US$ Denominated	0.0	0.0	0.0	0.0	0.0	0.0
US$ Indexed	0.0	0.0	0.0	0.0	0.0	0.0
CPI Indexed Bonds (1)	53,331.2	57,700.8	63,498.1	67,066.0	70,192.5	56,150.4

Total	53,331.2	57,700.8	63,498.1	67,066.0	70,192.5	56,150.4

Loans
Commercial Banks	0.0	0.0	0.0	0.0	0.0	0.0
Other (including Public Sector)	50.2	0.1	0.1	0.1	0.1	0.1

Total	50.2	0.1	0.1	0.1	0.1	0.1

Total	776,483.2	824,074.0	845,782.4	830,152.2	828,719.6	822,517.0

(1)	These instruments were issued as part of JDX. See “—The Jamaica Debt Exchange.”

Source: Ministry of Finance and the Public Service.

The following table shows the amortization schedule over the next five years for domestic debt outstanding as at March 31, 2025:

Domestic Debt Amortization Schedule

as at March 31, 2024

	2025	2026	2027	2028	2029
	(in millions of J$)
Bonds(1)	170,693.4	59,502.3	40,315.8	82,195.9	165,799.5
Loans	0.0	72.5	72.5	72.5	72.5

Total	170,693.4	59,574.8	40,388.3	82,268.4	165,872.0

(1)	Includes securities.

Source: Ministry of Finance and the Public Service.

The following table shows the interest schedule over the next five years for domestic debt outstanding as at March 31, 2025:

Central Government Domestic Debt Interest Schedule

as at March 31, 2025

	2025	2026	2027	2028	2029
	(in millions of J$)
Bonds(1)	74,389.6	63,146.1	61,801.5	61,322.5	48,062.5
Loans	960.1	984.4	968.0	1,023.0	1,209.0

Total	74,349.7	64,130.5	62,769.5	62,345.5	49,271.5

(1)	Includes securities.

Source: Ministry of Finance and the Public Service.

The following table shows the maturity structure of domestic debt outstanding as at March 31, 2025:

Domestic Debt Maturity Structure

as at March 31, 2025

	Less than 1 year	1–5 years(1)	5–10 years(1)	10 years and over (2)	Total
	(in millions of J$)
J$ Benchmark Notes	37,824.0	301,113.2	208,138.4	264,141.3	812,216.9
Treasury Bills	10,300.0	0.0	0.0	0.0	10,300.0
Commercial Bank and Public Sector Entity Loans	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.1	0.1

Total	48,124.0	301,113.2	208,138.4	264,141.4	822,517.0

(1)	Medium-Term debt.
(2)	Long-Term debt.

Source: Ministry of Finance and the Public Service.

The following table shows the interest rate composition of domestic debt outstanding as at March 31, 2025:

Domestic Debt Interest Rate Composition

as at March 31, 2025

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of J$)	(%)
Variable Rate Debt	50,691.7	6.2
Fixed Rate Debt	771,825.3	93.8
Non-Interest-Bearing Debt	0.0	0.0

Total Debt	822,517.0	100.0

Source: Ministry of Finance and the Public Service.

External Debt

At March 31, 2025, total external debt was US$8,928.8 million, of which 94.2% was denominated in US dollars, 0.1% was denominated in Euro, 0.4% was denominated in Chinese Yuan and 5.3% in other currencies.

At December 31, 2024, total external debt was US$8,926.1 million, a decrease of 2.6% from the US$9,163.2 million recorded at December 31, 2023, of which 94.2% was denominated in US dollars, 0.1% was denominated in Euro and 0.4% was denominated in Chinese Yuan. Official creditors, comprising bilateral and multilateral partners, accounted for US$4,122.8 million, or 46.2%, of total external debt, representing the second largest creditor category of Jamaica’s public sector external debt. Bond issuances of US$4,803.3 million represented 53.8% of total external debt at December 31, 2024. Multilateral indebtedness was US$3,492.7 million at December 31, 2024, an increase of 1.3% over December 31, 2023.

Bilateral and multilateral obligations accounted for 46.3% of total external debt at March 31, 2025 and represented the second largest creditor category of Jamaica’s total external debt. Global bonds of US$4,799.7 million accounted for 53.8% of total external debt at March 31, 2025. Multilateral indebtedness was US$3,548.7 million, an increase of 1.6% over December 31, 2024.

The new IDB Group Country Strategy (CS) 2022–2026 with Jamaica supports the Government’s development objectives of faster inclusive growth and durable debt reduction. The CS supports post-pandemic recovery that is socially inclusive, sustainable, and driven by the private sector under two strategic areas: (i) reactivating the productive sector for sustainable growth and (ii) addressing social gaps. In addition, the cross-cutting themes of gender and diversity, climate change and environmental sustainability and institutional capacity and rule of law are streamlined into each strategic area.

The following outstanding bonds were issued by the Government:

In October 2005, Jamaica made further issuances of 9.25% US$250.0 million notes due 2025 and in February 2006, 8.50% US$250.0 million notes due 2036. In March 2007, Jamaica issued US$350.0 million 8.0% fixed rate Amortizing Notes due 2039. In October 2007, Jamaica reopened its 8.0% fixed rate Amortizing Notes due 2039 for an additional US$150.0 million. In July 2014, Jamaica issued an additional US$800.0 million 7.625% fixed rate notes due 2025. In July 2015, Jamaica issued US$1.4 billion 6.75% notes due April 2028 and US$650.0 million 7.875% notes due July 28, 2045. On August 30, 2016, the Government settled a tender of US$317.8 million of its 10.625% Notes due 2017 and US$467.4 million of its 8.000% Amortizing Notes due 2019 in exchange for US$743.2 million of its 8.000% Amortizing Notes due 2039, and on August 18, 2017, the Government settled a tender of US$19.2 million of its 8.000% Amortizing Notes due 2019, US$121.8 million of its 8.500% Amortizing Notes due 2021, US$1.0 million of its 11.625% Notes due 2022 and US$66.5 million of its 9.250% Notes due 2025 in exchange for US$505.0 million of its 6.750% Notes due 2028 and US$364.0 million of its 7.875% Notes due 2045. A liability management transaction was successfully executed on September 4, 2019 in which the

Government settled a tender at par value of US$966.9 million on Global Bonds 11.625% Notes due 2022, 7.625% Notes due 2025, 9.250% Notes due 2025 and 6.750% Notes due 2028. The Government issued new bonds on September 11, 2019 in 7.875% Bonds due 2045 to the value of US$815.0 million. The Government issued new bonds in October 2023 of 9.625% notes due 2030 to the value of J$46.6 billion (US$300 million).

The following outstanding guarantees were made by the Government:

In June 2007, Jamaica issued US$125.0 million in guarantees with respect to bonds issued by Air Jamaica. A loan of US$20.0 million between the Caribbean Development Bank and the Student Loan Bureau was also guaranteed in November 2010. A loan of US$20.0 million between the Caribbean Development Bank and the Student Loan Bureau was also guaranteed in February 2013. On December 9, 2011, the Government guaranteed a loan in the amount of US$133.0 million, issued by IDB, to the National Water Commission, the purpose of which was to improve the water supply in the Kingston metropolitan area.

The following loans were borrowed by the Government:

In September 2011, the World Bank provided the Government with a US$100.0 million Programmatic Fiscal Sustainability Development Policy Loan. The objective of the loan is to enhance fiscal and debt sustainability, increase the efficiency of financial management and budget processes, and reduce distortions and enhance efficiency in the tax system. On the same day, the IDB also issued a US$65.0 million loan intended to support a sustainable fiscal position by strengthening the Ministry of Finance and the Public Service’s institutional capacity. On December 13, 2012, the IDB issued a US$30.0 million loan that intended to support the Government’s efforts to improve human capital and labor market outcomes of the poor by enhancing the efficiency and effectiveness of key social protection programs. In October 2013, the IDB provided the Government with a US$60.0 million Public Financial and Performance Management Loan. In December 2013, the World Bank issued a US$130.0 million Economic and Stabilization and Foundation for Growth Development Policy Loan. In February 2014, the IDB provided a US$80.0 million Fiscal Structural Programme for Economic Growth Loan and a US$60.0 million Competitive Enhancement Programme Loan. In June 2017, the World Bank provided a US$70.0 million Second Competitiveness and Fiscal Management Programmatic Development Policy Loan. In March 2020, an investment loan of US$25.0 million was negotiated with the IDB to fund the Boosting Innovation Growth and Entrepreneurship Ecosystems Programme. The program is geared at promoting innovation and sustainable growth among start-ups and MSMEs by way of technical and financial support. The Government also negotiated financing in the amount of US$40.0 million from the IBRD for the second phase of the Rural Economic Development Initiative, which is aimed at enhancing access to markets and climate-resilient approaches for agricultural and rural tourism. The IBRD also disbursed US$70.0 million to fund the Government’s first Economic Resilience Development Policy Loan. Financing from this agreement is aimed at supporting fiscal sustainability and inclusion, enhancing fiscal and financial resilience against climate and natural disaster risks, and improving the investment climate for sustainable growth. In October 2020, the IDB provided the Government with a US$100.0 million policy-based loan for Support to Health Systems Strengthening for the Prevention and Care Management of Non-Communicable Diseases Programme II. In March 2021, as a response to the effects of the COVID-19 pandemic on public health and the economy, both the IDB and the World Bank provided policy loans in the amounts of US$75.0 million and US$150.0 million, respectively. In October 2021, the World Bank issued additional financing in the amount of US$10.0 million for the Foundation for Competitiveness Growth project. In March 2022, the IDB provided a policy-based loan in the amount of US$100.0 million for the strengthening of the Fiscal Policy and Management Programme in response to the public health crisis and economic effects of COVID-19. In 2024, the Government of Jamaica signed a US$20.0 million loan with the World Bank to support the Social Protection for Increased Resilience and Opportunity (SPIRO) Project, which is geared towards expanding Jamaica’s coverage of social protection and strengthening its social protection delivery system, particularly its capacity to respond to shocks. In March 2025, the World Bank disbursed US$150.0 million to the Government in relation to the Sustainable and Resilient Recovery Development Policy Loan and Catastrophe Deferred Drawdown Option. The Catastrophe Deferred Drawdown Option was provided separately in the amount of US$42.0 million, which is a contingency loan in the occurrence of a natural catastrophe.

Upon the IMF approval of the EFF, certain funds from multilateral and development agencies, such as the World Bank, IDB and the EU, were made available to the Government. See “The Jamaican Economy—IMF Arrangements—Standby Arrangement and Extended Fund Facility.”

The following top-up agreement was entered into by the Government:

In October 2024, the Government entered into a top-up agreement in connection with the issuance by Kingston Airport Revenue Finance Limited of new bonds of 6.750% senior secured notes due 2036 to the value of US$480,000,000. To secure and repay such issuance, the issuer entered into an agreement with the AAJ purchasing a portion of NMIA’s gross revenues. Under the top-up agreement, in certain circumstances where the issuer does not receive timely payments from the operator of the airport, the Government has agreed to make payments directly to the issuer to top-up the difference. These notes are not obligations of, or guaranteed in any way by the Government.

The following table shows medium and long-term public and publicly guaranteed external debt by creditor category for the four years ended December 31, 2024 and other periods as indicated:

External Debt by Creditor

	December 31,				March 31,
	2021	2022	2023	2024	2025
	(in millions of US$)
Bilateral
OECD	18.6	16.2	14.2	11.6	11.8
Non-OECD	687.0	703.8	696.3	618.4	568.7

Total	705.6	720.0	710.5	630.0	580.5
Multilateral
IDB(1)	1,687.7	1,703.1	1,600.9	1,492.9	1,459.3
IMF(2)	79.2	1,031.6	657.6	873.9	826.7
IBRD(3)	1,061.8	198.3	987.2	965.9	1,108.8
Other(4)	279.2	230.1	202.3	160.1	153.8

Total	3,109.9	3,163.1	3,448.0	3,492.8	3,548.6
Commercial Banks	0.0	0.0	0.0	0.0	0.0
Other Commercial(5)	0.0	0.0	0.0	0.0	0.0

Total	0.0	0.0	0.0	0.0	0.0
Bonds	5,350.8	5,130.6	5,004.7	4,803.3	4,799.7

Total	9,164.4	9,013.7	9,163.2	8,926.1	8,928.8

(1)	Inter-American Development Bank.
(2)	International Monetary Fund.
(3)	International Bank for Reconstruction and Development.
(4)	Caribbean Development Bank, OPEC Fund for International Development, European Development Bank, European Economic Commission Community and Nordic Development Fund.
(5)	Loans from suppliers.

Source: Ministry of Finance and the Public Service.

The following table shows Jamaica’s external debt by debtor for the four years ended December 31, 2024 and other periods as indicated:

External Debt by Debtor

	December 31,				March 31,
	2021	2022	2023	2024	2025
	(in millions of US$)
Government Direct	8,758.7	8,657.9	8,925.4	8,819.9	8,824.9
Government-Guaranteed	405.7	355.8	237.8	106.2	103.9
Bank of Jamaica(1)	0.0	0.0	0.0	0.0	0.0

Total	9,164.4	9,013.7	9,163.2	8,926.1	8,928.8

(1)	Under the new definition of Government of Jamaican public debt, which commenced April 1, 2017, the debt of the Bank of Jamaica is no longer included.

Source: Ministry of Finance and the Public Service.

The following table shows the amortization schedule for external debt outstanding as of March 31, 2025:

External Debt Principal Amortization Schedule

as of March 31, 2025

	2025	2026	2027	2028	2029
	(in millions of US$)
Multilateral
IDB	130.7	140.5	137.5	149.6	145.3
IBRD	37.0	38.7	55.6	55.9	84.9
Other	285.0	83.1	20.7	18.8	15.2

Total	452.7	262.3	213.8	224.3	245.4

Commercial Banks	0.0	0.0	0.0	0.0	0.0
Other Commercial	0.0	0.0	0.0	0.0	0.0
Bonds	257.1	185.1	430.7	424.7	418.8
Bilateral	104.6	107.8	64.1	11.3	60.6

Total	814.4	555.2	708.6	660.3	724.8

Source: Ministry of Finance and the Public Service.

The following table shows the interest schedule for external debt outstanding as of March 31, 2025:

External Debt Interest Schedule

as of March 31, 2025

	2025	2026	2027	2028	2029
	(in millions of US$)
Multilateral
IDB	99.1	123.2	111.3	96.7	87.6
IBRD	64.3	95.2	94.7	89.4	83.9
Other	69.0	55.0	52.4	100.1	50.6

Total	232.4	273.4	258.4	286.2	222.1

Commercial Banks	0.0	0.0	0.0	0.0	0.0
Other Commercial	0.0	0.0	0.0	0.0	0.0
Bonds	412.2	338.6	362.7	333.5	306.8
Bilateral	17.9	24.4	12.9	11.3	9.6

Total	662.5	686.4	634.0	631.0	538.5

Source: Ministry of Finance and the Public Service.

The following table shows the maturity structure for external debt outstanding as at March 31, 2025:

Total External Debt Maturity Structure

as at March 31, 2025

	Less than 1 year	1-5 years	5-10 years	10 years and over	Total
	(in millions of US$)
Bilateral	25.3	137.6	25.0	392.6	580.5
Multilateral	66.4	208.1	526.6	2,747.5	3,548.6
IDB	2.8	128.6	448.6	879.3	1,459.3
IBRD	0.0	58.0	0.0	1,050.8	1,108.8
IMF	63.6	0.0	0.0	763.1	826.7
Other	0.0	21.5	78.0	54.3	153.8
Commercial Bank	0.0	0.0	0.0	0.0	0.0
Other Commercial	0.0	0.0	0.0	0.0	0.0
Bonds	155.0	1,232.0	294.3	3,118.4	4,799.7

Total	246.7	1,577.7	845.9	6,258.5	8,928.8

Percentage	2.8	17.6	9.5	70.1	100.0

Source: Ministry of Finance and the Public Service.

The following table shows interest rate composition for external debt as at March 31, 2025:

External Debt Interest Rate Composition

as at March 31, 2025

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of US$)	(%)
Variable Rate Debt	3,353.1	37.6
Fixed Rate Debt	5,575.7	62.4

Total Debt	8,928.8	100.0

Source: Ministry of Finance and the Public Service.

The following table shows external public and publicly guaranteed debt (including Bank of Jamaica debt) as at December 31, 2024 and at March 31, 2025:

External Public and Publicly Guaranteed Debt (including Bank of Jamaica debt)(1)

	Interest	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2024	Principal Amount Outstanding at March 31, 2025
	%			(in US$)	(in US$)
Multilateral Organizations
World Bank	Various	Various	USD, JPK, GBP, CAD, EUR	965.9	1,108.8
Inter-American Dev. Bank	Various	Various	USD, JPK, GBP, CAD, EUR	1,492.9	1,459.3

	Interest	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2024	Principal Amount Outstanding at March 31, 2025
	%			(in US$)	(in US$)
Others	Various	Various	USD, JPK, GBP, CAD, EUR, SDR	160.1	153.8
IMF(2)				923.1	867.5

Total Multilateral Organizations				3,542.0	3,589.4

Foreign Governments (including Original Loans and Paris Club)	Various	Various	USD, JPK, GBP, CAD, EUR	630.0	580.5

Bonds (Global) USD
USD250 mn 2025	9.25%	October 18, 2025	USD	70.0	70.0
USD250 mn 2036	8.50%	February 28, 2036	USD	199.4	199.4
USD125 mn 2027	8.125%	July 2027	USD	8.6	8.6
USD500 mn 2039	8.0%	March 15, 2039	USD	1,117.7	1,117.7
USD294.2 mn 2024	9.375%	Nov 10, 2024	USD	0.0	0.0
USD800 mn 2025	7.625%	July 9, 2025	USD	85.1	85.1
USD1,350 mn 2028	6.75%	April 28, 2028	USD	1,223.3	1,223.3
USD650 mn 2045	7.875%	July 28, 2045	USD	1,801.3	1,801.3
USD300 mn 2030	9.625%	Nov 3, 2030	USD	297.9	294.3

Total (Global) USD				4,803.3	4,799.7

Commercial Banks	Various	Various	USD	0.0	0.0

Other Commercial (Export Credit)	Various	Various	USD, JPK, GBP, CAD, EUR	0.0	0.0
Total				8,975.3	8,969.6

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights.
(2)	These are amounts disbursed under the SBA and EFF.

The following table shows external public direct debt as at December 31, 2024 and at March 31, 2025:

External Public Direct Debt(1)

	Interest	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2024	Principal Amount Outstanding at March 31, 2025
	%			(in US$)	(in US$)
Multilateral Organizations
World Bank	Various	Various	USD, JPK, GBP, CAD, EUR	965.9	1,108.8
Inter-American Dev. Bank	Various	Various	USD, JPK, GBP, CAD, EUR, UOA	1,419.5	1,386.6
Others	Various	Various	USD, JPK, GBP, CAD, EUR, SDR	1,013.0	961.2

Total Multilateral Organizations				3,398.4	3,456.6

Foreign Governments (including Original Loans and Paris Club)	Various	Various	USD, JPK, GBP, CAD, EUR	626.8	577.3

Bonds (Global) USD
USD250 mn 2025	9.25%	October 17, 2025	USD	70.0	70.0
USD250 mn 2036	8.50%	February 28, 2036	USD	199.4	199.4
USD500 mn 2039	8.0%	March 15, 2039	USD	1,117.7	1,117.7
USD800 mn 2025	7.625%	July 9, 2025	USD	85.1	85.1
USD1,350 mn 2028	6.75%	April 28, 2028	USD	1,223.3	1,223.3
USD650 mn 2045	7.875%	July 28, 2045	USD	1,801.3	1,801.3

JMD46.60 bn 2030	9.625%	Nov 3, 2030	JMD	297.9	294.3

Total (Global) USD				4,794.7	4,791.0

Commercial Banks	Various	Various	USD	0.0	0.0
Other Commercial (Export Credit)	Various	Various	USD	0.0	0.0

Total				8,819.9	8,824.9

(1)

LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights, which are units of measure derived from a group of currencies which constitute the International Monetary Fund loan portfolio; UOA = Units of Accounts, which are units of measure derived from a group of currencies which constitute the IDB loan portfolio; GBP = British Pound Sterling.

The following table shows external guaranteed debt as at December 31, 2024 and at March 31, 2025:

External Guaranteed Debt(1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2024	Principal Amount Outstanding at March 31, 2025
	%				(in US$)
Multilateral Organizations
Inter-American Dev. Bank	Various	Various	Various	USD	73.4	72.7
Others	Various	Various	Various	USD, EUR	21.0	19.4

Total Multilateral Organizations					94.4	92.1

Foreign Governments (including Original Loans)	Various	Various	Various	USD	3.2	3.2
Commercial Banks	Various	Various	Various	USD	0.0	0.0
Other Commercial (Export Credit)	Various	Various	Various	USD, CAD	0.0	0.0
US$125 million due 2027	8.125%	June 2007	June 2027	USD	8.6	8.6
US$294.2 million due 2024	9.375%	November 2011	November 2024	USD	0.0	0.0

Total Bonds					106.2	103.9

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; EUR = Euro.

The following table shows Bank of Jamaica debt as at December 31, 2024 and at March 31, 2025:

Bank of Jamaica Debt

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2024	Principal Amount Outstanding at March 31, 2025
	%				(in US$)
IMF	—	—	—	—	49.2	40.8
Total	Various	Various	Various	Various	49.2	40.8

Debt Service Indicators

Public sector external debt as a percentage of nominal GDP decreased to 44.3% as at December 31, 2024 from 46.0% on December 31, 2023. External debt as a percentage of exports of goods and services decreased to 82.0% on December 31, 2024 from 95.3% on December 31, 2023. External debt service payments as a percentage of exports of goods and services increased to 14.9% during 2024 from 14.1% during 2023.

The following table shows public sector external debt indicators as at and for the five years ended December 31, 2024:

Debt Indicators(1)

	2020	2021	2022	2023	2024
	(in millions of US$, except percentages)
External Debt Service Principal	419.7	420.9	525.8	683.8	901.5
Interest	548.1	527.8	553.9	635.6	696.5

Total	967.7	948.8	1,079.7	1,319.4	1,598.0

Exports of Goods and Services(2)	6,503.1	8,054.8	10,183.6	9,333.4	10,795.2
External Debt Service Ratio (%)	14.8	11.8	12.5	14.1	14.9
Interest on External Debt/Exports of Goods and Services (%)(2)	8.9	6.6	6.4	6.8	6.5
External Debt Outstanding/Exports of Goods and Services (%)(2)	156.2	108.7	104.8	95.3	82.0
External Debt/Nominal GDP (%)(3)	69.7	61.5	54.5	46.0	44.3
Domestic Debt/Nominal GDP (%)(4)	39.6	37.3	32.2	27.7	26.6

Total Debt/Nominal GDP (%)(3)	109.4	100.3	83.3	73.6	69.8

(1)	The figures in this chart are based on the old definition of total Debt/GDP for Public Debt. The definition was revised in April 2017, as further outlined in the text below.
(2)	Exports of goods, services and current transfers.
(3)	Calculated by converting external debt to JA dollars using the nominal exchange rate at the end of December 2021. Central Government debt only.
(4)	Calculated using Jamaica Dollars.

Source: Ministry of Finance and the Public Service and Bank of Jamaica.

Comprehensive Debt Management

The Jamaica Debt Exchange

On January 14, 2010, the Government of Jamaica launched its strategic and comprehensive domestic liability management program, marketed as the JDX. The main characteristics were a par-for-par exchange offer with “no haircuts,” voluntary exchange of approximately J$701.5 billion in market-issued domestic debt, voluntary exchange of short-dated, high-yielding interest bearing securities for longer-dated securities with significantly lower yields, the introduction of new benchmark securities, an extension of the maturity profile of the domestic debt portfolio in order to lower refinancing risks, achievement of substantial cost savings, the issue of an appropriate mix of fixed, variable and US$ securities and the introduction of new CPI-Indexed Investment Bonds.

The results of the JDX revealed an overall participation rate of approximately 99.2% with a 100% participation rate from financial institutions. This level of success represented an exchange of approximately J$695.6 billion in eligible bonds.

The immediate benefits of the JDX were the realignment of the domestic debt portfolio, which saw a significant reduction in maturities over the next three years; substantial cost savings through the reduction in the projected interest cost for FY 2010/11 of J$17.1 billion (i.e., US$190.7 million or 15.2% of interest cost); extension of amortization equal to J$148.6 billion (or US$1.7 billion) in FY 2010/11; the creation of 25 new benchmark bonds in exchange for over 350 smaller and illiquid bonds; the removal of US Dollar Indexed Bonds and the introduction of new CPI-Indexed Bonds into the domestic portfolio; and an increase in the fixed rate component of the domestic debt portfolio. Occurring simultaneously with the JDX was the passing into law of the Government Securities Dematerialization Act, which allows domestic securities to be issued in a dematerialized format in the Central Securities Depository operated by the BOJ.

In addition to implementing the JDX, the Government has an ongoing debt management strategy that includes the following:

•	promoting the development of the domestic securities market;

•	improving the maturity profile of the debt;

•	increasing the fixed-rate proportion of the domestic debt stock;

•	mitigating foreign currency and interest rate risks;

•	continuing to engage multilateral institutions and bilateral creditors; and

•	continuing to execute market friendly liability management operations including buy backs and debt swaps.

The National Debt Exchange

Three years after the historic JDX in February 2010, the Government executed a second domestic debt exchange known as the National Debt Exchange (“NDX”) to further realign the portfolio through the extension of maturities and reduction of interest rates. The debt exchange became necessary to address the growing refinancing risk in the one- to three-year period that had again become inherent in the domestic portfolio. It was also one of the actions needed in order for Jamaica to secure an EFF with the IMF.

The NDX was launched on February 12, 2013, and settled on February 22, 2013. The main features were a voluntary par-for-par exchange for all bonds except the new fixed rate accreting note (“FRAN”) offer, which had an exchange ratio of 0.8:1. The new FRAN offer is one where investors are issued principal value of J$80.00 in new notes for every J$100.00 of principal value of old notes exchanged. The principal accretes from J$80.00, beginning August 15, 2015, to J$100.00 by the maturity date on August 15, 2028. The introduction of the FRAN was specifically targeted at public bodies and long-term investors, such as pension funds.

In addition, the NDX replaced 25 eligible JA and US dollar-denominated benchmark bonds with a nominal value of J$852.5 billion with 22 new benchmark bonds with extended maturities and significantly reduced yields. The NDX had a participation rate of just under 99.0%, translating to a nominal amount of J$841.5 billion tendered for exchange.

The main benefits of the NDX were (1) a reduction in weighted average costs through reduced margins on CPI and variable rate bonds on average by 0.975%, a reduced coupon on locally-issued US$-denominated notes by, on average, 1.792%; reduced coupon on J$-denominated notes by, on average, 3.206%; (2) a reduction in risk associated with variable rate reset rates (tied to treasury rates plus a margin) for variable rate debt reduced by over J$113.0 billion; (3) substantial cost savings averaging J$17 billion per annum through an annualized reduction by an average rate of 2.0%; and (4) a reduction in refinancing risk through an extension of the maturity profile of the domestic debt portfolio by an average of 5 years, and a reduction in redemptions by approximately J$375.0 billion for the period up to 2016.

To increase the aggregate savings of the NDX ahead of the board meeting of the IMF, on March 22, 2013, Jamaica performed, on a private basis, an additional exchange offer with eight leading local holders of various bonds involving approximately J$20 billion and US$51 million, which created four further new local instruments in addition to those created in the NDX transaction.

Liability Management

The Government, as a part of its debt management strategy, executes opportunistic liability management exercises through the buyback and switches of high cost near-term maturities and currency conversions.

In July 2020, the Government successfully executed a currency conversion of US$25 million to a local currency loan of J$3,495.7 million at a fixed-interest rate of 5.95% per annum, representing a portion of the outstanding balance of a foreign currency variable-rate multilateral loan. The transaction supported the Government’s debt management strategy by mitigating foreign currency and interest rate risks associated with variable rate multilateral loans. This resulted in the de-dollarizing of the debt portfolio, and the minimizing of the foreign currency component of the debt.

In September 2021, the Government executed the conversion of the entire outstanding amount of US$50.0 million on a variable rate multilateral US dollar loan to a local currency loan of J$7,412.4 million at a fixed-interest rate of 6.34% per annum. Additionally, there was a partial buyback of a portion of the nominal amount of US$20.0 million from the US$800 Million 7.625% Amortizing Notes due 2025. As a result, the aggregated outstanding amount of the bond was reduced from US$401.2 million to US$381.2 million. The transactions supported the Government’s debt management strategy to de-dollarize the debt portfolio, realize net interest savings, reduce the amount of maturities scheduled for FY 2024/25 and FY 2028/29, and mitigate foreign currency risk, interest rate risk and refinancing risk.

During October 2023, the Government executed a liability management operation in the international capital markets, which supported the aim of rebalancing the currency split and mitigating refinancing through an extension in the average time-to-maturity of the debt portfolio. The liability management transaction contained two components: first, an offer to purchase for cash pursuant to which the Government accepted US$237.4 million including accrued interest of US$4.17 million or 1.8% above the total nominal value of US$233.2 million of its 7.625% notes due in 2025; 9.250% notes due in 2025; and 6.750% notes due in 2028. The second component involved the issuance of J$46.6 billion (US$300 million) 9.625% notes due 2030, at a yield of 9.75%. The transaction facilitated Jamaica’s inaugural JMD-linked bond issuance.

In April 2024, the Government successfully executed two currency conversions of US$50.0 million and US$42.5 million at a fixed-interest rate of 8.68%, representing portions of the outstanding balances of foreign currency variable-interest rate multilateral loans. The transaction resulted in net interest cost savings, mitigation of interest rate risk, and de-dollarization of the debt portfolio.

Debt Records

Jamaica has never defaulted on any of its external or domestic debt obligations, which under the Jamaican Constitution are paid without any requirement of parliamentary approval, directly from revenue and assets of Jamaica, before funds are available to Jamaica for other policies and programs. Since 1993, Jamaica has been involved in only two debt restructurings, which occurred in January 2010 and February 2013. See “—Public Finance —The Jamaica Debt Exchange —The National Debt Exchange” and “The Jamaican Economy—IMF Arrangements.”

On September 13, 2023, S&P Global Ratings upgraded Jamaica’s sovereign credit rating to “BB-” from “B+” and affirmed Jamaica’s outlook as “stable.” On October 19, 2023, Moody’s upgraded the “B2” credit rating of Jamaica to “B1” and revised Jamaica’s outlook from “stable” to “positive.” Moody’s published a credit opinion on May 5, 2025, affirming this rating. On March 5, 2024, Fitch Ratings upgraded Jamaica’s rating from “B+” to “BB-,” with the outlook remaining “positive.” On February 21, 2025, Fitch Ratings affirmed Jamaica’s rating at “BB-,” with the outlook remaining “positive.”

THE MONETARY SYSTEM

Bank of Jamaica

The BOJ was established in 1960 pursuant to the Bank of Jamaica Act 1960 and commenced operations in 1961. The Bank of Jamaica Act, together with the BSA which took effect September 30, 2015, provides the BOJ with the statutory authority for regulating the activities of the banking system. The BSA repealed the former Banking Act, The Financial Institutions Act and The Bank of Jamaica (Building Societies) Regulations and amended The Building Societies Act. Under the BSA, FHCs of Deposit-Taking Institutions (“DTIs”) are also required to be licensed, which will allow for the conduct of consolidated supervision.

Amendments to the Bank of Jamaica Act accorded the institutional responsibility for the stability of Jamaica’s financial system to the BOJ in October 2015. Furthermore, several enhancements to the regulatory framework were effected through the Bank of Jamaica Act and the BSA. See “—the Financial System” and “—Legislation and Regulation.” Amendments to the Bank of Jamaica Act, subjecting money transmitters and remittance agencies to licensing regimes and regulations comparable to those applicable to other institutions that deal with approved foreign currency became law in February 2004.

In October 2018, the Government tabled in Parliament a bill to amend the Bank of Jamaica Act and related legislation to modernize the BOJ. In December 2020, the Bank of Jamaica (Amendment) Act, 2020, was passed by Parliament and became operational on Friday, 16 April 2021. The principal objectives of the BOJ are the maintenance of price stability and financial system stability with the primary objective being the maintenance of price stability. The act provides the BOJ with autonomy and independence in law in the implementation of monetary policy. It also ensures that the BOJ is adequately capitalized at all times and institutes a robust and modern institutional framework. The act upgrades the BOJ’s governance arrangements and enhances its accountability and transparency. Measures to enhance transparency include requirements for the publication of inflation targets and the communication of monetary policy decisions, including communication requirements for the BOJ in the event that the inflation target is missed.

Money Supply and Interest Rates

The monetary base expanded by 19.8% in 2024, following an expansion of 20.2% for 2023 and a contraction of 9.0% for 2022. The monetary base comprises currency issue by the central bank, statutory cash reserves and demand deposits of commercial banks held at the BOJ. The increase in 2024 reflected growth of 3.1% in currency issue, 10.1% in cash reserves and an increase of 193.7% in current account balances. Increases in the net international reserve and net domestic assets underpinned the expansion of the monetary base. Growth in broad money supply that includes foreign currency (“M2”) moderated to 7.1% in 2024 from 10.5% in 2023. The slower growth of M2 in 2024 largely reflected the deceleration in the growth of currency in circulation to 7.6% in 2024 from 18.4% in 2023 and total deposits (local and foreign currency) to 7.0% in 2024 from 9.3% in 2023. In 2024, growth in currency with the non-bank public, savings deposits and demand deposits was 7.6%, 9.3% and 4.4%, respectively.

Effective July 1, 2017, the BOJ transitioned to using the interest rate payable on overnight deposits as the signal rate, set at 3.75%. The signal rate was subsequently reduced to a total of 250 basis points (“bps”) to end the FY 2018/19 at 1.25%. The lowering of the signal rate reflected the outlook that inflation will fall below the target over the near-term then slowly approach the midpoint of the target over the medium-term amidst improved macroeconomic fundamentals. In keeping with the policy rate reduction, the rate on the BOJ’s Standing Liquidity Facility (“SLF”) was reduced by 250 bps to 4.25%, thereby maintaining the width of the BOJ’s interest rate corridor at 3.0 percentage points at the end of FY 2018/19.

Effective March 1, 2019, the overnight deposit facility for DTIs was discontinued and the BOJ commenced paying interest on the overnight balances in the current accounts of DTIs. The applicable interest rate on these accounts is the BOJ’s policy rate. With effect from May 20, 2019, the new policy rate was reduced to 0.75% from 1.25%. The policy rate was further reduced to 0.5% effective August 2019.

Effective October 1, 2021, the BOJ increased its policy rate by 100 basis points to 1.50% per annum. This was in an attempt to limit the second-round effects of several external shocks which threatened to cause a breach of the upper limit of the BOJ’s inflation target in the medium term. Since this adjustment, the BOJ made several other adjustments to its policy rate to contain inflation. The Bank increased the policy rate by a total of 550 basis points to 7.0% effective November 21, 2022. In November 2023, the BOJ announced its decision to maintain the policy rate at 7%. However, the interest corridor was widened to 300 basis points. In that regard, effective November 21, 2023, the rate on the SLF increased from 9% per annum to 10% per annum.

In August 2024, the BOJ’s Monetary Policy Committee determined that the prevailing economic environment was conducive to a reduction in the policy rate. Consequently, effective August 21, 2024, the BOJ decreased its policy rate by 25 basis point to 6.75% per year; this was maintained until September 2024. Effective October 1, 2024, the Bank decreased the policy rate by an additional 25 basis points to 6.50% and effective November 22, 2024, there was a further reduction by 25 basis point to 6.25%. Effective December 23, 2024, the policy rate was reduced by an additional 25 basis points to 6% per year, this rate was maintained throughout the first four months in 2025.

Effective March 28, 2025, the BOJ lowered the margin between the interest rate on the SLF and its policy rate to 100 basis points, from 300 basis points, which reduced the rate on the SLF to 7.0%, which has remained unchanged since that date. The rates on the BOJ’s weekly 30-day certificates of deposit and 14-day repurchase operations to primary dealers and DTIs are determined by competitive multiple-price auctions. However, since October 11, 2021, the BOJ has not offered its 14-day repurchase operations in the context of a tightening of its monetary policy.

Consistent with the loosening of the monetary policy stance by the BOJ, there was a general decrease in the weighted average yields on Government of Jamaica 90-day and 180-day T-Bills by 181.6 basis points and 228.4 basis points to 6.28% and 6.17%, respectively, at the end of 2024. Notwithstanding the outturn for the Government of Jamaica T-Bills, there were also decreases in the monthly averages of domestic currency private money market rates at the end of December 2024 relative to December 2023. The overnight, 30-days and interbank rates declined by 225 basis points (to 5.13%), 253 basis points (to 6.1%) and 142 basis points (to 6.75%), respectively.

For FY 2024/25, the overall interest rate spread on local currency denominated loans relative to deposits rose by 100 basis points to 12.2%, following an increase of 12 basis points in the preceding year. The widening of the spread occurred in the context of the 1.4 basis points increase in the overall lending rate outpacing the 9.4 basis points decrease in the overall deposit rate.

The following tables show the evolution of money supply and interest rates for the five years since December 31, 2020 and as at March, 2025:

Money Supply

	2020	2021	2022	2023	2024	2025(3)
	(in millions of J$)
Narrow Money (M1)	382,078.7	458,639.1	492,538.2	557,804.5	583,097.5	579,005.4
Currency	147,276.9	181,584.3	184,972.9	219,006.6	235,618.8	224,884.6
Quasi-Money(1)	710,373.2	817,514.0	877,109.2	955,860.0	1,037,422.6	1,065,303.6
Monetary Base(2)	282,573.0	339,864.3	309,199.3	371,784.5	445,342.6	420,829.8
Broad Money (M2)	1,092,451.9	1,276,153.1	1,369,647.4	1,513,664.5	1,620,520.2	1,644,309.0

(1)	Quasi-money comprises local and foreign currency time deposits and savings deposits.
(2)

The monetary base comprises currency issue in the hands of the public, plus vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the Bank of Jamaica.

(3)	As at March 2025.

Source: Bank of Jamaica.

Interest Rates

	2020	2021	2022	2023	2024	2025(3)(4)
	(%)
Weighted Average Loan Rate	11.60	11.28	11.18	11.74	11.88	11.93
Weighted Average Deposit Rate	1.09	1.07	1.62	2.47	2.71	2.37
Treasury Bill Yield(1)	0.77	4.09	8.04	8.10	6.28	5.75
Treasury Bill Yield(2)	0.86	4.33	8.18	8.46	6.17	5.75

(1)	Tenors of Treasury bills are approximately 90 days.
(2)	Tenors of Treasury bills are approximately 182 days.
(3)	Interest Rates are on domestic currency loans and deposits at March 2025.
(4)	Treasury Bill yields at March 2025.

Source: Bank of Jamaica.

Cash Reserves

The domestic and foreign currency cash reserve and liquid asset requirements for DTIs were last adjusted in 2023. Effective April 1, 2023, both the domestic and foreign currency cash reserve requirements for DTIs were increased by 1 percentage point to 6.0% and 14.0%, respectively.

The increase represented a part of the central bank’s efforts aimed at underpinning the return of inflation to the target range of 4.0 to 6.0%. Prior to this increase, DTIs were required to hold a minimum of 5.0% of their Jamaican dollar-denominated prescribed liabilities and 13.0% of their foreign currency-denominated prescribed liabilities as cash reserves at the central bank. The domestic currency CRR had been reduced progressively from 12.0% at the start of 2019 to 5.0% in May 2020 in the context of an extended period of low and stable inflation. At April 2023, the domestic and foreign currency liquid asset requirements which had become equal to the CRRs in October 2022, also increased to 6.0% and 14.0%, respectively. During 2022 prior to these adjustments, the domestic and foreign currency liquid asset requirements declined by a total of 14% on three occasions. These reductions resulted in a total elimination of the non-cash portion of the requirement resulting in it being equivalent to the CRR.

In the summer of 1998, the BOJ announced its medium-term goal to reduce the cash reserve requirement for commercial banks. As a first step towards meeting this goal, the BOJ reduced in increments the cash reserve requirement for commercial banks to 17% in May 1999 from 25% prior to August 1998, thereby equalizing the cash reserve requirement for commercial banks and other DTIs. Having equalized the cash reserve requirement, further reductions were gradually effected, resulting in an overall reduction to 9.0% at March 2002. In response to challenges which emerged from the global financial crisis in 2008, the BOJ instituted a number of initiatives, including an increase in the cash reserve requirement. The cash reserve requirement was increased to 11.0% as at December 2008 from 9.0% as at December 2007. Between December 2008 and February 2009 the cash reserve requirement was increased by a further 3.0 percentage points to 14.0%. However, effective July 1, 2010, consistent with the general loosening of monetary policy since the first quarter of 2009, the requirement was reduced by 2.0 percentage points to 12.0%. On March 1, 2019, the cash reserve requirement was further reduced by 3.0 percentage points to 9.0%. This was the first in a series of reductions that was planned for the next twelve months. The second reduction in the cash reserve requirements for 2019 was effected on June 3, 2019 when the requirement was reduced by two percentage points to 7.0%. The cash reserve requirement was further reduced by two percentage points to 5.0% effective May 2020. The planned series of reductions of the cash reserve requirement was possible given the entrenchment of macroeconomic stability in Jamaica.

Similar to the domestic currency cash reserve requirements, prior to April 2023, there have been a number of adjustments to the foreign currency cash reserve requirements in the last six years. The foreign currency cash reserve requirement for DTIs was adjusted on April 3, 2017 when it was increased by 1.0% to 15.0% following an increase of 2.0% on March 1, 2017. These adjustments were intended to curb the growing trend in dollarization. The BOJ continued to manage Jamaica Dollar liquidity through issues of regular sterilization instruments and repurchase operations. The foreign currency cash reserve requirement was next adjusted in May 2020, with the aim of boosting liquidity levels in the financial system in the context of the strain caused by the impact of COVID-19. As at March 2025, the cash reserve requirement for local currency and foreign currency prescribed liabilities remained unchanged at 6.0% and 14.0%, respectively.

The BOJ monitors the level of liquid assets outstanding to ensure that at all times supervised financial institutions meet their statutory liquidity obligations. Historically, the local currency liquid assets requirement for DTIs was 26.0% at December 31, 2014, with commercial banks holding excess liquid assets of J$27.2 billion above the statutory minimum requirements. At December 31, 2015, the liquid assets requirement for DTIs remained at 26.0% with commercial banks holdings of liquid asset decreasing to J$14.4 billion above the statutory minimum requirements. The liquid assets requirement for DTIs at December 31, 2016, remained unchanged at 26.0% with commercial banks holdings of liquid asset decreasing marginally to J$14.1 billion above the statutory minimum. At December 31, 2017, the liquid assets requirements for DTIs remained unchanged at 26.0% with commercial bank holdings of liquid asset increasing to J$39.3 billion above the statutory minimum. At December 31, 2018, the liquid assets requirements for DTIs was 26.0% with commercial banks’ holdings of liquid asset being J$22.2 billion above the statutory minimum. The liquid asset requirement for DTIs at December 31, 2019, was reduced by 5 percentage points to 21% with commercial banks holdings of liquid asset increasing to J$28.2 billion above the statutory minimum. The liquid asset requirement for DTIs at December 31, 2020, was further reduced by 2 percentage points to 19.0% with commercial banks holdings of liquid asset increasing to J$52.0 billion above the statutory minimum. The liquid assets requirement for DTIs of December 31, 2021, remained unchanged at 19.0% with commercial banks holdings of liquid asset increasing to J$71.7 billion above the statutory minimum. The liquid assets requirements for DTIs were reduced by five percentage points to 14% at April 1, 2022. At July 1, 2022, the liquid assets statutory requirement for DTIs was further reduced by five percentage points to 9.0%. The liquid assets requirement for DTIs was 5.0% at December 31, 2022, following a four-percentage point reduction effective October 1, 2022. At December 31, 2022, commercial banks holdings of liquid asset increased to J$163.3 billion above the statutory minimum. Effective April 1, 2023, both the domestic and foreign currency liquid asset requirement for DTIs increased by one percentage point to 6.0% and 14.0%, respectively. As at December 31, 2024, the liquid asset requirement remained unchanged at 6.0% with commercial bank holdings of liquid assets increasing to J$192.8 billion above the statutory minimum at end 2024. As at March 31, 2025, the liquid asset requirement for local currency and foreign currency prescribed liabilities were unchanged at 6.0% and 14.0%, respectively.

The Financial System

Regulatory and Supervisory Structure

Regulation and supervision of the financial system is primarily undertaken by two institutions, the BOJ and the FSC. The BOJ regulates and supervises the commercial banks and other licensed deposit-taking financial institutions under powers contained in the recently implemented the BSA, 2014, which served to repeal and replace numerous pre-existing deposit taking statutes, including, The Banking Act 1992, the Financial Institutions Act 1992 and the BOJ (Building Societies) Regulations, 1995 and deposit-taking related provisions in the Building Societies Act, 1897 (last amended 2004). Credit unions have been designated by the Minister of Finance and the Public Service as “specified financial institutions” under the Bank of Jamaica Act which allows BOJ to gather information about their operations through on-site examinations and off-site prudential monitoring. Furthermore, the Microcredit Act was passed in January 2021 and became effective in July 2021. The aim of the Microcredit Act is to license and regulate microcredit institutions that provide financing to individuals, as well as to micro, small and medium sized enterprises. BOJ also has supervisory and licensing authority over cambios and remittance service providers. Additionally, the BOJ is the designated supervising authority for credit bureaus under the Credit Reporting Act 2010 and is responsible for reviewing and recommending on applications for license to the Minister of Finance and maintaining general supervisory oversight of the credit reporting regime in Jamaica.

Amendments to the Bank of Jamaica Act in 2015 and the implementation of the BSA resulted in the formation of three statutory committees aimed at improving the BOJ’s governance framework and its effectiveness and efficiency in meeting its expanding mandate. These committees are:

•

The Supervisory Committee: a collegiate decision making body chaired by the Supervisor and includes the Senior Deputy Supervisor and the Deputy Supervisor for the Financial Institutions Supervisory Division (“FISD”), the executive responsible for financial stability and two independently appointed external members. The committee is responsible for functions set out in the Banking Services Act. These responsibilities include the making of key supervisory determinations such as under Section 7 of the BSA, as well as making financial policy recommendations to the Financial Policy Committee (“FPC”) under Sections 7(1)(h), 131 and 132 of the BSA;

•	The Financial System Stability Committee: provides support to the BOJ in its functions with regards to the identification, mitigation and control of systemic threats to the financial system;

•

The Financial Regulatory Committee: an inter-agency body established to facilitate information sharing, coordination and cooperation among regulatory authorities and which operated pursuant to an MOU. This committee replaced the Financial Regulatory Council established in 2000. The Financial Regulatory Council (“FRC”) is not a committee of BOJ and consists of the Governor of the BOJ (Chair), the Financial Secretary, the Executive Director of the FSC and the CEO of the Jamaica Deposit Insurance Corporation. The FRC will be guided by a new MOU which replaces the 2001 MOU. The new MOU was signed in March 2018 and reflects the cooperation objectives outlined in the Bank of Jamaica Act and also reflects that the FRC will utilize a proactive and coordinated approach to sharing regulatory information and developing policy for the financial sector, thus helping in the early detection of cross-sector problems and enhancing the implementation of consolidated supervision rules and principles. The FRC will also be responsible for updating the National Financial Crisis Management Plan; and

•

The Financial Policy Committee: a collegiate decision making body chaired by the Supervisor and includes the Senior Deputy Supervisor, the Deputy Supervisors for both the FISD and the Banking, Currency Operations & Financial Markets Infrastructure, as well as two independently appointed members. The FPC is responsible for determining the financial policies of the BOJ that govern the conduct and promote the proper functioning of the financial system. The establishment of the FPC resulted in the transfer of functions that were previously the responsibility of the Supervisory Committee. Major functions of the FPC include creating regulations under Part XXVI of the BSA and other functions under Sections 7(1)(h), 131, and 132 of the BSA.

The FSC, which became operational on August 2, 2001, is the sole regulatory and supervisory agency for certain non-deposit taking financial institutions, including securities dealers, unit trusts, mutual funds, insurance companies, and pension funds. It similarly derives its supervisory authority from various statutes, including the Financial Services Commission Act, the Securities Act, the Insurance Act and the Pensions (Superannuation Funds and Retirement Schemes) Act.

Recent Developments

The BOJ is preparing its operational systems and personnel to effectively transition to the “Twin Peaks” regulatory framework. Under this framework, once it is implemented, BOJ will have responsibility for the micro-prudential supervision of not only DTIs—commercial banks, building societies, merchant bank, credit unions and microcredit institutions, but also Non-Bank Financial Institutions (“NBFIs”)—securities dealers, insurance companies and pension funds. The BOJ team will be working closely with the management and staff of the FSC to give effect to the transition that will include the transfer of responsibility for market conduct of DTIs to the FSC, which will also have added to its remit, financial consumer protection, in addition to retaining market conduct oversight for NBFIs. The two entities will also be cooperating to undertake the necessary assessment of the required amendments to the legislative, policy and institutional frameworks to give effect to the new government policy.

The work to date undertaken by both the BOJ and FSC to prepare their operational systems and personnel to effectively transition to the “Twin Peaks” regulatory framework include the initiation of a program of projects that encompass critical areas for implementation success, which include:

•	Prudential Regulation – developing a new consolidated supervision regime for Jamaica, with the BOJ acting as the prudential and AML/CFT/CPF authority;

•	Market Conduct & Financial Consumer Protection – developing the framework of the new market conduct authority and the supervisory framework that will seek to protect the consumers;

•

Legislative & Governance – identifying the legislative changes necessary to facilitate the assumption by BOJ and FSC of the prudential regulatory responsibilities and market conduct responsibilities, respectively;

•

HR Integration—providing a seamless and effective transfer of mandates between regulators through the timely review of high level organizational structure and work processes impacted by the integration, while ensuring knowledge transfer and a seamless exchange of talent between regulators;

•	Technology & Facilities – providing the appropriate technologies and facilities for both regulatory bodies;

•	Funding – providing proposals for the funding methodology for operationalizing the Twin Peaks framework; and

•

Twin Peaks Practice – recently added to the program in the first quarter of 2024 and preparing (i) the BOJ for the takeover of prudential responsibilities for all financial institutions via exposure, secondment and training ahead of legal cut-over and (ii) the FSC for the takeover of market conduct responsibilities for all financial institutions via exposure, secondment and training ahead of legal cut-over.

Recent Developments for the Twin Peaks Framework

Twin Peaks Practice

The Twin Peaks Practice is being executed on a phased basis to enable both Bank of Jamaica and the Financial Services Commission to coordinate efforts in support of Jamaica’s transition to a Twin Peaks regulatory model. The adoption of a phased approach allows both regulators to gradually build the necessary institutional and sectoral capacity to facilitate this change.

•

Phase 1: Preparation focuses on enhancing the capabilities of BOJ and FSC employees to discharge their responsibilities within their respective organizations under the new regime. In 2024, several capacity-building activities were successfully undertaken, and further activities are ongoing in 2025. These include specialized training for BOJ staff on non-bank financial sector supervision and expanded access to FSI Connect courses, including those relating to insurance oversight.

•

Phase 2: Pilot involves conducting simulated regulatory exercises and joint supervisory examinations to foster inter-agency knowledge sharing and to prepare the financial sector for the forthcoming changes. Following the publication of the new ABM Industry Standards, both regulators completed the following additional pilot initiatives:

•	a prudential examination by the BOJ (in collaboration with the FSC) of an insurance company (Scotia Life Insurance) in October 2024, and of a securities dealer (Barita Investments) in May 2025;

•	a market conduct examination (spearheaded by the FSC) of one deposit-taking institution (National Commercial Bank) in November 2024; and

•	issuance of a Consultation Paper on the Revised Standard of Sound Practice for Effective Corporate Governance of Deposit-Taking Institutions and Financial Holding Companies in December 2024.

The Pilot Phase has been extended into 2025, and will encompass:

•	a joint prudential examination of a securities dealer (JMMB Investments);

•	market conduct risk-based supervision thematic studies, in collaboration with the FSC, of two deposit-taking institutions (Scotiabank Jamaica and Sagicor Bank); and

•	the development of policies in relation to: (i) corporate governance framework for non-bank financial institutions, and (ii) standards of best practice for complaints handling.

•	Phase 3: Practicum will involve the secondment of BOJ and FSC employees between agencies to provide on-the-job exposure and deepen cross-agency understanding of supervision practices.

•	Phase 4: Implementation will establish the operational structures and detailed work processes to be adopted at legal cut-over, when the new regulatory model is operationalized.

Presently, Phases 1 and 2 are being executed concurrently, laying the foundation for the adoption of the Twin Peaks model.

Technology

Following the mandate to seek suitable technological solutions for both regulators, the Technology Technical Working group is presently engaged in a proof of concept (“POC”) testing cycle with SQL Power for their supervisory technology solution. Once the POC is completed, the team will conduct a post-POC review to clarify if the technology is suitable for both regulators.

Legislative & Governance

The Legislative and governance workstream is presently awaiting feedback from the MOFPS with regards to the latest draft cabinet submission prepared.

Overview of the Deposit-Taking Institutions (excluding credit unions)

The licensed deposit taking sector consists of eleven DTIs including eight commercial banks, one merchant bank and two building societies. During 2017, there was some re-alignment in the DTI sector with Jamaica National Building Society and JMMB Merchant Bank Limited transitioning to the commercial banking sub-sector during February 2017 and August 2017, respectively. Consequently, at the end of 2024, the commercial banking sub-sector accounted for 92.4% of the DTI sector, slightly higher than the average 91.9% at the end of the previous three years. National Commercial Bank Jamaica Limited and Bank of Nova Scotia Jamaica continued to account for the majority of the commercial banking sub-sector with market share of 36.8% and 24.3%, respectively at the end of 2024.

Against the background of continued real sector growth and lower unemployment rate, total assets in the DTI sector grew by 5.0%, or J$133.0 billion, to J$2,806.5 billion at the end of December 2024 as compared to J$2,673.5 billion in 2023. Total assets are net of International Financial Reporting Standards provision for losses, including contingent accounts (i.e. customer accounts for acceptances, guarantees and letters of credit), and liabilities of commercial banks. The growth in total assets was due to domestic currency assets which grew by approximately 8.0%, or J$139.0 billion, to J$1,867.9 billion. Total loans continued to account for the majority of asset base, totaling J$1,470.6 billion at the end of December 2024, following an increase of 5.7%, or J$79.8 billion, over 2023. Deposits remained as the main funding source in 2024, with a growth of 7.6%, or J$141.4 billion, to total J$1,993.4 billion at the end of December 2024. Accordingly, domestic deposits grew by 10.9% to J$1,286.1 billion.

The sector remained adequately capitalized, with total regulatory capital growing by 3.1%, or J$8.3 billion, to J$272.8 billion. Expansion in capital was attributable to increased mandatory transfers to the retained earnings reserve fund and capital injections by parent companies. All DTIs maintained capital ratios above the minimum risk weighted capital ratio of 10% and the capital to total assets (leverage ratio) requirement of 6%. At December 31, 2024, the risk weighted capital adequacy ratio for the deposit-taking financial institutions was 14.5% (December 2023: 14.6%) and the capital to total assets ratio was 9.4% (December 2023: 9.5%).

Regulatory Oversight of Securities Dealers

Both the FSC and the BOJ remain committed to rigorous ongoing regulatory oversight of financial institutions, regardless of their size. As published in the BOJ’s Financial Stability Report 2023, capital adequacy remained well above prudential requirements across the financial system. The capital adequacy ratio of the twenty-seven core securities dealers decreased by 15.6% to 21.9% at the end of September 2024, but remained well above the prudential minimum of 10.0%. Based on asset size, the DTI sector accounted for the largest portion of GDP at 94.4%.

Legislation and Regulation

The BOJ and the FSC routinely monitors institutions’ compliance with all the relevant legislation and regulations to ensure the highest level of prudence and integrity in the management of such organizations. Laws and regulations governing the financial sector include:

Principal Legislation

•	The Banking Services Act, 2014;

•	The Bank of Jamaica Act, 1960 as amended in 2015, 2017, 2018 and 2020;

•	The Securities Act, 1993 as amended in 2013 and 2014;

•	The Building Societies Act, 1897 as amended in 1995, 2002 and 2004;

•	The Insurance Act, 2001 as amended in 2004 and in 2016;

•	The Industrial and Provident Societies Act and the related Bank of Jamaica (Industrial and Provident Societies) Regulations 1995;

•	The Financial Services Commission Act, 2001 as amended in 2016;

•	The Pensions (Superannuation Funds and Retirement Schemes) Act, 2004 as amended in 2006 and 2013; and

•	Payment, Clearing and Settlement Act, 2010.

Subsidiary Legislation

•	The Banking Services (Deposit Taking Institutions) (Customer Related Matters) Code of Conduct, 2016;

•	The Banking Services (Deposit Taking Institutions) (Licence Application) Rules, 2015;

•	The Banking Services (Financial Holding Companies) (Licensing Application Form), 2019;

•	The Banking Services (Deposit Taking Institutions) (Agent Banking) Regulations, Resolution, 2016;

•	The Banking Services (Establishment of Branches) Regulations, 2015;

•	The Banking Services (Amalgamations and Transfers) (Banks and Merchant Banks) Regulations, 2015;

•	The Banking Services (Licence Fees) Regulations, 2015;

•	The Banking Services (Deposit Taking Institutions) (Capital Adequacy) Regulations, 2015;

•	The Banking Services (Hours of Opening) Regulations, 2015;

•	The Securities (Licensing and Registration) Regulations, 1996;

•	The Securities (Retail Repurchase Agreements) (Amendment) Regulations, 2015;

•	The Securities (Disclosure of Interests) Regulations, 1999;

•	The Securities (Take-overs and Merger) Regulations, 1999 and amended in 2014;

•	The Securities (Prudential) Regulations, 2014;

•	The Securities (Central Securities Depositary) Regulations, 2000;

•	The Securities (Conduct of Business) Regulations, 1999;

•	The Securities (Collective Investment Scheme) Regulations, 2013 as amended in 2014;

•	The Insurance Regulations, 2001 as amended in 2011;

•	The Insurance (Actuaries) (Life Insurance Companies) Regulations, 2001;

•	The Insurance (Prescribed Sum) Regulations, 2004;

•	The Insurance (Amendment) Act, 2016;

•	The Insurance (Amendment) Act, 2015;

•	The Financial Services Commission ( Overseas Regulatory Authority) (Disclosure) Regulations, 2005;

•	The Pensions (Superannuation Funds and Retirement Schemes) ( Governance) Regulation, 2006;

•	The Pensions (Superannuation Funds and Retirement Schemes) ( Investment) Act Regulations, 2006;

•	The Pensions (Superannuation Funds and Retirement Schemes) ( Registration, Licensing and Reporting) Act Regulations, 2006; and

•	The Pensions (Superannuation Funds and Retirement Schemes) (Specified Pension Fund and Specified Pension Schemes) Act Regulations, 2006.

Other Legislation and Regulations

•	The Deposit Insurance Act, 1998;

•	The Deposit Insurance (Joint, Trust and Nominee Accounts) Regulations, 2014;

•	The Companies Act, 2010;

•	The Financial Investigations Division Act, 2010 as amended in 2013 and 2014;

•	The Terrorism Prevention Act, 2005 as amended in 2010, 2011, 2013 and 2019;

•	The Terrorism Prevention (Reporting Entities) Regulations, 2010 as amended in 2019;

•	The Proceeds of Crime Act, 2007 as amended in 2009, 2010, 2013, 2016 and 2019;

•	The Proceeds of Crime (Money Laundering Prevention) Regulations, 2007 as amended in 2013 and 2019;

•	United Nations Security Council Resolutions Implementation Act, 2013 as amended in 2019;

•	United Nations Security Council Resolutions Implementation (Reporting Entities) Regulations, 2019;

•	Transfer Tax Act, 1971 as amended in 2014, 2017 and 2018;

•	Moneylending Act, 1938;

•	The Microcredit (License, Form of Application) Rules, 2021;

•	The Microcredit (Requirements for Grant of Licence) Regulations, 2021;

•	The Microcredit Act, 2021;

•	The Credit Reporting Regulations, 2010;

•	The Credit Reporting Act; and

•	The Income Tax Act as amended in 2013, 2018 and 2020.

Bank of Jamaica Supervisory Framework

The BOJ has supervisory authority and responsibility for deposit-taking financial institutions, which is established by virtue of a number of Primary and Secondary Legislative Acts of Parliament. These include:

The Banking Services Act, 2014

The BSA was passed in June 2014 and became effective on September 30, 2015 by Appointed Day Notice. The legislation repealed the Banking Act, the Financial Institutions Act, the deposit-taking and related provisions in the Building Societies Act and the Bank of Jamaica (Building Societies Regulations), and consolidated these deposit-taking statutes into one legislation. The BSA further amended the Building Societies Act and the Bank of Jamaica Act. At the core of the BSA is a framework that allows for increased compliance with international supervisory principles. Significant enhanced provisions incorporated in the BSA include:

•

Supervisory Autonomy - Under the Banking Services Act, consistent with international supervisory principles on independence, certain critical supervisory functions have been transferred from the Minister of Finance to the Supervisor and the Supervisory Committee. The Supervisory Committee is provided under Section 6 of the BSA and consists of five persons: three ex-officio members and two independent persons appointed by the Governor-General, on the advice of the Minister of Finance. The ex -officio members of the Supervisory Committee are the Supervisor (Chairman); a member of the senior executive staff of the Bank with responsibility for financial stability oversight (currently the Senior Deputy Governor); and the Deputy Supervisor. The appointed members are Professor David Tennant, Professor of Development Finance, University of the West Indies; and Miss Shirley-Ann Eaton, Attorney-at-Law.

•

Consolidated Supervision Framework - An enhanced framework for consolidated supervision, was introduced by the Banking Services Act. Under this regime a financial holding company shall be established for each financial group to which a deposit-taking institution belongs. The financial holding company, which is required to be licensed and supervised by the BOJ, will be responsible for, among other things, ensuring that the financial group is adequately capitalized on a consolidated basis and subject to effective group-wide governance and risk management. In addition, the financial holding company’s responsibilities involve ensuring that the deposit-taking institution group members comply with regulatory requirements applicable under the BSA or any other legislation governing their operations.

•

Enforceable Code of Conduct - The BSA provides for the issuance of an enforceable Code of Conduct on deposit-taking licensees’ dealings with their customers. This code governs the relationship between deposit-taking institutions and their customers by establishing minimum standards of good banking practice. The Enforceable Code of Conduct complements consumer protection for users of banking services, available under substantive consumer protection mechanisms and agencies outside of the BOJ. The Banking Services (Deposit Taking Institutions) (Customer Related Matters) Code of Conduct was issued by the BOJ in August 2016, with DTIs given one year to bring their operations into compliance with the code. The code addresses such matters as DTIs’ obligations to provide notice of fees and charges, express interest rates as an effective annual rate, ensure language in contracts is simple and clear and key terms identified to customers, and maintaining effective customer complaints mechanisms and procedures, among other matters.

•

Counterparty Exposure Limits - The BSA provides a framework for the containment of risks within the context of licensee’s capital resources through enhanced requirements at the financial holding company and deposit-taking institution level, on incurring counterparty exposures.

•

Agent Banking - The BSA provides for the extension of permissible banking services through agents who meet the requirements for authorization and are approved by the Supervisory Committee. This provision will allow customers of deposit-taking licensees to conduct certain banking services through a non-deposit-taking third party. Permissible activities in which agents may be used, include deposits and withdrawals, loan repayments, bill payments, account balance inquiries and collection of know-your-customer and customer due diligence information.

•

Amendments to the Bank of Jamaica Act - Coinciding with the Banking Services Act, amendments to the Bank of Jamaica Act also provide for the establishment of a Financial Regulatory Committee with the objective of facilitating information sharing, coordination and cooperation among regulatory authorities.

•

The Corrective and Sanctioning Framework - Under the Banking Services Act, the Supervisor is appropriately equipped with a wide range of enforcement powers to address offences. The intent is for supervisory action to be taken at an early stage to prevent deterioration in the condition of a licensee. These tools include the ability to require a licensee to take timely corrective action and for the Supervisor to take increasingly non-discretionary measures as conditions worsen.

Prior to the above enhancements to the legislation governing the banking sector, earlier upgrades were effected to the framework in 1992, and between 1997 and 2005. Passage of the Financial Institutions Act and the Banking Act in 1992 to provide for, among other things, a standardized legal framework for the operations of commercial banks and other licensed deposit-taking intermediaries, including enhanced minimum capital adequacy standards. In addition, these acts provided the BOJ, in certain instances, and the Minister of Finance in others, with the means to take actions such as issuing “cease and desist” orders and assuming temporary management of such institutions when there is evidence of unsound banking practices or where the institution’s financial viability is in jeopardy.

With respect to the passage of amendments to the Banking Act, the Financial Institutions Act, the Building Societies Act and the Industrial and Provident Societies Act in October 1997, some features of these amendments included:

•

empowering the Minister of Finance to take control of the shares of any licensee that is no longer viable, to effect a sale of the licensee’s shares or assets or to restructure the entity in the interest of its depositors;

•	empowering the Supervisor of Banks to issue “cease and desist” orders in respect of financial institutions experiencing problems and to require special audits of these institutions;

•	enhancing the existing “fit and proper” criteria that relate to directors, significant shareholders and the senior management of licensees;

•	tightening credit limits for unsecured lending, and prohibiting the issuance of unsecured credit to any affiliated parties;

•	imposing a lower ceiling on total lending to or investment in all affiliated parties;

•	tightening investment limits;

•	reducing the non-accrual period for interest on non-performing loans from six months to three months;

•	imposing minimum solvency standards and risk-based criteria;

•	specifying the obligations of bank auditors in the presentation of findings and imposing obligations on auditors to report irregularities to the BOJ;

•	allowing for the examination of the accounts of holding companies of supervised financial institutions; and

•	prohibiting industrial and provident societies from taking deposits without written authorization from the Minister.

With respect to the passage of amendments in March 2002, these amendments included:

•	the transfer to the BOJ powers of the Minister to assume temporary management of DTIs in the event that the BOJ believes that such an intermediary is, or appears, unlikely to meet its obligations;

•	the granting to the BOJ powers to assess fines for specific offenses under the Banking Act and Financial Institutions Act;

•	the granting to the BOJ power to require a DTI to legally separate its banking operations from its securities-trading activities and investment activities undertaken on behalf of investor clients;

•	the granting to the BOJ power to effectively carry out consolidated supervision of banks and other companies that are members of a group of which the bank is a member; and

•	the broadening of the types of cases in which a bank may disclose information concerning specific customer accounts.

The passage of amendments in February 2004, with respect to the Bank of Jamaica Act, effectively brought all operators of remittance companies or agencies under the supervisory ambit of the BOJ. The regulatory regime for remittance entities came into effect in July 2005 and involves a licensing requirement that entails fit and proper due diligence checks and assessments of their systems and procedures prior to licensing, as well as both on-site and off-site reviews and assessments.

Passage of amendments in March 2005 to clarify the BOJ’s ability to share information with its overseas regulatory counterparts. Supervisory powers of sanction were also expanded to expressly deal with breaches by financial institutions of their obligations under non-financial statutes under which specific obligations were imposed (e.g., the Money Laundering Act which was replaced by the Proceeds of Crime Act and the Terrorism Prevention Act. (See “—Proceeds of Crime Act” below). This was achieved by amendments to the Banking Act and Financial Institutions Act, which were passed into law in December 2004. In regards to the Bank of Jamaica (Building Societies) Regulations, the amendments were passed in Parliament in November 2004.

As part of the SBA with the IMF in 2010, reforms have also been proposed and begun to strengthen the financial system. See “The Jamaican Economy—Recent Economic Crisis—IMF Stand-By Arrangement”.

There are also a number of regulations and best practice standards that govern the operations of financial institutions in Jamaica.

Bank of Jamaica Act

In June 2014, when the BSA was passed, that legislation also consequentially amended the Bank of Jamaica Act to, among other things:

•

Facilitate supervisory autonomy – appointment, tenure and removal of the Supervisor and appointment tenure of the Deputy Supervisor; express recognition of matters subject to the regulatory oversight of BOJ and of the mandate for the safety and soundness of the financial system; as well as to improve accountability in the form of compulsory external review of the supervisory functions and specific reporting obligations to the Parliament through the Minister.

•

Expand regulatory powers to cooperate with regulatory counterparts (local and overseas) for routine regulatory matters (such as supervision of a financial group); financial stability issues and for the investigation of financial crime.

•	Relocation of monetary policy tools (liquid assets and cash reserves) requirements from the banking legislation to the Bank of Jamaica Act.

The consequential amendments to the Bank of Jamaica Act comprise the 10th Schedule to the BSA.

In October 2015, amendments were effected to the Bank of Jamaica Act to give the BOJ responsibility for financial system stability as follows:

•	Outlining the BOJ’s role of maintaining financial system stability;

•

Mandating the establishment of a Financial System Stability Committee to coordinate the activities pursuant to the objective of financial system stability; incorporating the development of holding company legislation to allow for more effective consolidated supervision of financial groups that include one or more DTIs;

•

Establishing the financial stability oversight powers of the BOJ in relation to financial institutions supervised by the BOJ and those regulated by the FSC as well as other persons who engage in the offer of financial services whose operations are deemed to be of systemic importance;

•

Granting the necessary powers to the BOJ to obtain information from these persons referenced above that will allow for the assessment of risks to the financial system (including the powers of inspection and powers to demand information);

•

Giving the necessary powers to the BOJ to direct and impose measures to mitigate and control the risks from these systemically important financial institutions and services to the financial system. Powers include the ability to extend liquidity where this is deemed necessary in the circumstances and powers to issue prescriptive rules, standards and codes pertinent to the oversight of the stability of the financial system;

•	Mandating the establishment of a Central Financial System database; and

•	Mandating the publication of a financial stability report within three months after the end of each financial year.

The Banking Services (Deposit Taking Institutions) (Capital Adequacy) Regulations, 2015

In 2004, regulations were promulgated establishing minimum risk-based capital standards for commercial banks and licensed financial institutions. These regulations introduced the concept of Tier I and Tier II capital utilized by regulators internationally, which define eligible components and provide the framework for assigning risk weights to on and off balance sheet items. Under the regulations, the overall minimum capital required to be maintained in relation to risk weighted assets is 10%. The original regulations were repealed and reissued under the new Banking Services (Deposit Taking Institutions) (Capital Adequacy) Regulations during 2015. The implementation process for a standard of sound practice on minimum capital requirements is well advanced. The revised standard is in line with international best practice, and will broaden risk coverage, providing comprehensive coverage for exposures to credit risk, market risk, and operational risk, as well as introduce a revised definition of regulatory capital.

The Credit Reporting Act

The Credit Reporting Act (“CRA”) was passed in August 2010 and became effective October 1, 2010. This statute establishes a credit information sharing system between providers and credit bureaus in Jamaica and is designed to improve credit assessment processes and to facilitate enhanced risk management and loan pricing strategies throughout the financial sector. A licensing system is imposed on persons who intend to offer credit reporting services and prescribed reporting processes are outlined to ensure objective and standardized reporting of credit information. Persons offering credit reporting services are subject to regulation by the BOJ. Credit Reporting Regulations were issued under the CRA on January 14, 2011. These Regulations, among other things, outline the licensing process including the form of application, licensing fees and information and documentation to be provided in support of an application for a license.

Two credit bureaus were licensed between March and April 2012 and were given a twelve month period to start operations. Both entities commenced operations during 2013. In August 2014, the Minister of Finance and Planning, based on recommendations from the BOJ, issued an additional license bringing to three the number of credit reporting agencies under the CRA. Credit reporting activities reported by the two licensed credit bureaus commenced the issue of credit reports during 2013. In 2024, one of the credit bureaus, has commenced the process to exit the system. During 2024, there were 600,875 credit reports issued, reflecting a 26% increase from the 447,485 reports issued in 2023. Additionally, there was an increase of 28 signed credit information providers to 146 providers in 2024, up from 118 providers in 2023. Further, credit bureaus’ coverage of the adult population (adults between ages 18-74 years old) increased from 60% in 2023 to 63% in 2024.

The Microcredit Act, 2021

The Microcredit Act was passed in January 2021 and became effective in July 2021. The aim of the Microcredit Act is to license and regulate MCIs that provide financing to individuals, as well as to micro, small and medium sized enterprises. The Microcredit Act aims to minimize the possibility of the sector being used as a conduit for money laundering and terrorism financing. Pursuant to the Microcredit Act, the Consumer Affairs Commission was designated as the body with responsibility for overseeing consumer protection, namely through making and issuing a code of conduct for licensees on consumer related matters and through the investigation of any complaint brought to it by a consumer of a microcredit service. The Microcredit Act creates a licensing regime that incorporates the usual safeguards of (i) fit and proper requirements for licensees and their owners, (ii) required operating requirements for licensees and (iii) mandating the inclusion of processes to address complaints. The BOJ is afforded with standard regulatory powers to conduct inspections, examine the records of licensees, impose regulatory sanctions for non-compliance and issue standards, guidance and a code of conduct for the money-lending services that will be governed by this legislation.

In accordance with section 64 of the act, a person who is operating a business which falls within the criteria set out in the act for a MCI or for the offering of a microcredit service, shall, within twelve months from the commencement date (July 30, 2021), or within such longer period as the Minister may by notice in the Gazette, comply with the provisions of the act and apply to the supervisor for a license to continue his business as a microcredit institution, or cease to carry out such business. With respect to new entrants, in accordance with section 9 of the act, a person who desires to provide a microcredit service shall be licensed as an MCI under the act.

An application to operate a microcredit institution shall be in the form set out in the Microcredit (Licence, Form of Application) Rules, 2021. The completed form must be accompanied by the required information as specified in Section 6 of the Microcredit (Licence, Form of Application) Rules, 2021.The applicants must satisfy the requirements specified in section 10 of the Microcredit Act, 2021, as well as provide any additional information required for the assessment of the application.

The Standard of Sound Practice on Fit and Proper Assessments for Microcredit institutions was issued in November 2021. The Standard is intended to provide guidance regarding: (i) the criteria for “fit and proper” assessments; (ii) the application of the “fit and proper” criteria by the Supervisor; and lastly, (iii) the approach to conducting “fit and proper” assessments.

Standards of Best Practices

In addition to the main legislations and regulations the BOJ has issued Standards of Best Practices and Guidance for the management of deposit-taking entities. These standards provide clear guidance on supervisory expectations of board and management in implementing appropriate systems to assess, measure, monitor and mitigate risks in identified operational areas. Standards issued are the following:

•	Credit Risk Management (issued 1995);

•	Liquidity Risk Management (issued 1995);

•	Securities Portfolio Risk Management (issued 1995);

•	Interest Rate Risk Management (issued 1996);

•	Foreign Exchange Risk Management (issued 1996);

•	Internal Control (issued 1996);

•	Real Estate Appraisal Management (issued 1996);

•	The Management or Investment of Customers’ Funds (issued 2002);

•	Guidance Notes on the Prevention of Money Laundering and Countering the Financing of Terrorism, Proliferation and Managing Related Risks (finalized 2017, gazetted 2018);

•	Standard of Sound Practice on Fit and Proper Assessments;

•	Country and Transfer Risk (issued 2005);

•	Standard of Best Practice for Effective Corporate Governance (issued 2008);

•	Standard of Sound Practice on Agent Banking (issued May 2017);

•	Application for Approval to Appoint an Agent;

•	Standard of Sound Practice on Problem Asset Management Provisioning and Accounting for Expected Credit Losses (January 2019).

•	Standard of Sound Practice on the Liquidity Coverage Ratio (for Licensees under the BSA) (October 2019);

•	Standard of Sound Practice on Fit and Proper Assessments under the Microcredit Act, 2021 (November 2021);

•	Standard of Sound Practice – Pillar 1 – Minimum Capital Requirements for Licensees under the BSA (June 2022);

•	Minimum Automated Banking Machines Service-Level-Standards to Strengthen Consumer Protection for Customers of Deposit-Taking-Institutions (April 2024);

•	Standard of Sound Practice on Fitness & Propriety (June 2024); and

•	Standard of Sound Practice on Management of Cyber Risks (September 2024).

Since the 2005 FSAP exercise (defined and discussed in greater detail below), the BOJ has engaged in a continuous process of systematically revising these standards in order to further promote the establishment of comprehensive risk management processes in DTIs in accordance with the revised Basel Core Principles and as a necessary precursor to full implementation of the Basel Capital Adequacy framework (Basel II).

Bank of Jamaica’s Guidance Notes on the Prevention of Money Laundering and, Countering the Financing of Terrorism (AML/CFT), Proliferation and Managing Related Risks

The Bank of Jamaica’s Guidance Notes on the Prevention of Money Laundering and, Countering the Financing of Terrorism (AML/CFT), Proliferation and Managing Related Risks, which were originally issued during the 1990s, provide specific guidance to all institutions supervised by the BOJ on the detection and prevention of money laundering and the financing of terrorism. Revisions to the Guidance Notes were issued in 2004, 2005 and 2007 to incorporate, among other things, provisions consistent with the revised FATF 40 Recommendations of 2003 and the Eight Special Recommendations for Terrorist Financing; the Ninth Special Recommendation of the FATF on cash couriers and enhanced guidance on customer due diligence verification.

During 2009, the BOJ undertook another round of revisions with a view to incorporating relevant provisions of the POCA and the POCA (Money Laundering Prevention) Regulations. The revisions took into account comments from the industry and the completed Guidance Notes were approved by the Minister on April 22, 2010. Further, revisions to the Guidance Notes have been undertaken in keeping with 2013 amendments to the POCA and Terrorism Prevention (Reporting Entities) Regulations, as well as developments in international best practices in the areas of AML/CFT techniques, promulgated by the FATF and the Basel Committee of Banking Supervisors. In this regard, a consultation paper was issued for comment in April 2016.

Against this background, the Guidance Notes were further updated and finalized in 2017, approved by the Minister of National Security and the Minister of Foreign Affairs and Foreign Trade, and published in the Gazette in June 2018. Also in 2018, drafting instructions were issued for the development of AML/CFT Rules under the BSA, to bring into effect the enforceable measures provided for in the Guidance Notes and to support the BOJ’s oversight regime concerning AML/CFT. Given the further updates to the FATF recommendations and Jamaica’s legislative regime the Guidance Notes are currently undergoing further update with a projected gazette date of 2025.

Subsequently, the AML/CFT Unit of FISD commenced on-site examinations using a risk-based methodology. During 2018, the unit carried out several follow-up activities to evaluate the effectiveness of remedial measures taken by licensees to address previously identified weaknesses and other controls implemented to strengthen their respective AML/CFT frameworks. The BOJ continues its robust communication efforts with the industry by disseminating numerous notices relating to AML/CFT matters to financial institutions (including UN designations) since the start of 2018.

During 2018, the BOJ continued to ensure that money service businesses (cambios and remittance service providers) implemented proper processes and procedures to mitigate these institutions being utilized for money laundering and financing of terrorism purposes. A major initiative was the introduction of a risk-based approach to supervision, which details that each licensee is expected to utilise a risk-based approach when conducting their due diligence.

In November 2019, the Government passed the amendments to the Proceeds of Crime Act (“POCA”) and the Proceeds of Crime (Money Laundering (Prevention) Regulations. The amendments related to the introduction of simplified due diligence requirements as well as strengthening the risk-based approach for managing money laundering and financing of terrorism risks. Additionally, the Bank continued to strengthen regulatory matters related to money service businesses.

In 2020, significant focus was placed on ensuring that the regulatory framework granted the BOJ the necessary powers to regulate money service businesses. Thus, cambios were designated as financial institutions under the BSA. Further developments were also made regarding the development of a risk-based tool for supervision of money service businesses.

As supervisors of the banking system, the BOJ also continues to play a seminal role in Jamaica’s AML/CFT program as Chair of Jamaica’s National Anti-Money Laundering Committee (“NAMLC”) and Co-Chair of the NAMLC Sub-Committee on Risks. The NAMLC and its sub-committees foster cooperation and collaboration, at the national level, amongst relevant AML/CFT/CPF authorities and the coordination of AML/CFT/CPF activities, including the ongoing refresh of the country’s national risk assessment and the development of national AML/CFT policies and programs consequent upon that risk understanding.

In this regard, Jamaica’s second National Risk Assessment (the “NRA”) was finalized and published in August 2021. The NRA serves to identify and assess threats, vulnerabilities and consequences in relation to money laundering, terrorism and terrorism financing, and proliferation financing. The third iteration of risk understanding at the national level, is currently underway and set to be finalized and published by October 2025. The outcome of the NRA is used to guide national AML/CFT/CPF policies and programs within Competent Authorities.

Additionally, Jamaica’s 4th Round Mutual Evaluation Report (“MER”) was published in January 2017. The report identified several material strategic deficiencies in the country’s AML/CFT regime, including but not limited to:

•	gaps and limitations in certain of Jamaica’s laws, regulations and policies relating to its AML/CFT system;

•	the lack of coordination among certain Government investigative and judicial bodies in pursuing violators of AML/CFT laws; and

•	the ineffectiveness of existing penalties in dissuading certain sanctioned money-laundering and terrorism financing activities and behaviors.

Based on the level of deficiencies identified in the MER Jamaica was placed in the “Enhanced Follow-Up” process under the CFATF and subsequently added to the FATF’s list of “Jurisdictions Under Increased Monitoring” (the “Grey-List”) in February 2020. As part of that process, Jamaica agreed to a timebound action plan with the FATF to address the deficiencies. By early 2024, all deficiencies were addressed and Jamaica was removed from the FATF’s Grey-List in June 2024 at the FATF Plenary and Working Group meetings in Singapore. The BOJ, through the NAMLC, also spearheaded parallel work to improve other gaps in Jamaica’s AML/CFT/CPF system, including legal and operational frameworks. Consequently, Jamaica improved its technical compliance rating with the FATF 40 Recommendations, moving from being compliant or largely compliant with 17 out of 40 recommendations (or 42%) in 2017 to 37 out of 40 recommendations (or 92%) in January 2024. The country has now turned its attention to preparations for the 5th round of mutual evaluations, which process is expected to be completed by June 2027 with the publication of Jamaica’s 5th round Mutual Evaluation Report.

Financial Services Commission Supervisory Framework

The Financial Services Commission Act

This act established the FSC as a statutory body and, among other things, designated the FSC as the supervisory authority for the securities, insurance, private pensions, and trust and corporate services providers industries in Jamaica. The FSC administers the Insurance Act, Securities Act, Pensions (Superannuation Funds and Retirement Schemes) Act, Trust and Corporate Services Providers Act (“TCSP Act”) and Tourism Workers Pension Act and its concomitant regulations.

Additionally, pursuant to the POCA, the Proceeds of Crime (Money Laundering Prevention) Regulations, the Terrorism Prevention Act (“TPA”), the Terrorism Prevention (Reporting Entities) Regulations, the United Nations Security Council Resolutions Implementation Act (“UNSCRIA”) and the United Nations Security Council Resolutions Implementation (Reporting Entities) Regulations the FSC is the competent authority for persons:

•	who carry on life insurance business or perform services as an insurance intermediary, in respect of life insurance business within the meaning of the Insurance Act;

•	licensed under the Securities Act as a dealer or investment adviser; and

•	licensed under the TCSP Act.

In 2005, the IMF and the World Bank conducted the Financial Sector Assessment Programme (“FSAP”) review of Jamaica. From the FSAP, the IMF recommended in its Technical Note that both the FSC and the BOJ should develop legislation for consolidated supervision since:

•	there was an increase in the presence of financial groups and interconnectedness within Jamaica and the region; and

•	Jamaica lacked a comprehensive and effective group-wide supervision.

In 2017, the FSC submitted a proposal to the Ministry of Finance to amend the FSC Act to enhance the regulatory framework for effective and comprehensive group-wide supervision of non-deposit taking groups. Currently, the Securities Act and Insurance Act enable the FSC to conduct limited oversight of groups of which a securities firm or insurance company is a part. Section 27 of the Insurance Act, for instance, empowers the FSC to obtain financial information on non-regulated members of the group.

The FSC reviewed the draft bill to amend the FSC Act and provide its comments to the Ministry of Finance. The bill to amend the FSC Act to facilitate the regulatory framework for group wide supervision was tabled in Parliament in September 2023. The Financial Services Commission (Amendment) Act, 2024 came into effect on February 14, 2025 and enhances the regulatory framework for effective and comprehensive group-wide supervision of non-deposit-taking groups.

Insurance Act

The Insurance Act and its concomitant regulations were enacted in December 2001 to repeal and replace the Insurance Act of 1972. The legislation sought to provide measures to strengthen corporate governance and the regulation of insurance companies, agents, brokers, sales representatives, and other actors within the insurance industry as well as to establish prompt corrective action. The Insurance Act was amended in February 2016, to inter alia, harmonize certain provisions with other financial sector legislation and strengthen the legislative framework for the regulation of the insurance industry.

In May 2017, the Cabinet approved proposals for further amendments to the Insurance Act in order to facilitate the creation of a micro-insurance legislative framework. The proposed amendment will pave the way for regulations to be developed to regulate the micro-insurance industry. In addition, the draft Insurance (Amendment) Bill includes provisions to facilitate life insurance capital adequacy requirements from Minimum Continuing Capital and Surplus Requirements (the “MCCSR”) to Life Insurance Capital Adequacy Test (“LICAT”), the requirements for insurance companies to obtain written approval from the FSC prior to a change in ownership, (including beneficial owners of the insurance company), cooperation and information sharing with competent authority (including foreign financial regulatory authorities), empowering the FSC to prescribe capital requirements for insurance companies and the form and manner of reports by notice in the gazette.

There were further amendments in December 2022, in relation to market conduct regulations, risk management, asset liability management and stress testing regulations, capital adequacy requirement adjustments for the minimum capital test for general insurance companies and investment regulations.

Pensions (Superannuation Funds and Retirement Schemes) Act

Reform of the pensions system started with the enactment of the Pensions (Superannuation Funds and Retirement Schemes) Act in 2004 and its concomitant regulations became effective in March 2005 and 2006, respectively. The pension legislation included requirements for pension funds such as registration, licensing, investment limits, minimum solvency standards, winding-up, reporting requirements and information disclosure. In 2015, the Cabinet approved the second phase of the pension reform initiative and the necessary drafting instructions were issued to the Office of the Chief Parliamentary Counsel to prepare the necessary amending legislation. This was preceded by extensive consultations with major stakeholders in the industry.

The amending legislation is being drafted to address issues such as mandatory vesting, portability of pension rights, distribution of surplus by way of contribution holidays, unlocking of benefits, pension pay-out products, and funding and solvency of approved superannuation funds and retirement schemes. The revised legislation will also address expanding the investigation and enforcement powers of the Commission and strengthening the rights of members of the funds and schemes. The FSC continues to review several draft bills to repeal and replace the pension legislation to effect changes to advance a modern regulatory regime for superannuation funds and retirement schemes and provide its comments to the Ministry of Finance and the Public Service.

A portion of the second phase of the pension reform initiative was implemented following the enactment of the amendments to the Pensions (Superannuation Funds and Retirement Schemes) (Investment) Regulations, 2006 in August 2019, resulting in an expansion of the permissible investments for funds and schemes and the revision of some existing statutory investment limits.

Tourism Workers’ Pensions Act

The Tourism Workers Pension Act was enacted on September 3, 2019 and became operational on January 31, 2020. The act establishes a defined contribution pension scheme for hospitality industry workers. The FSC will have supervisory and regulatory oversight of the Tourism Workers’ Pension Scheme.

Trust And Corporate Services Providers Act

The FSC has been named the regulatory authority under the Trust and Corporate Services Providers Act. The legislation provides for jurisdictionally neutral legislative provisions intended to address the supervision and regulation of providers of corporate services or trust services, by ensuring that they are licensed by the FSC.

In 2022, pursuant to the powers of the FSC under section 46 of the TCSP Act and with the approval of the then Minster the following guidelines were published in the Gazette:

•	appointment of auditors;

•	establishment of internal controls;

•	professional indemnity;

•	record keeping;

•	risk assessment; and

•	standard of conduct.

Licensing of service providers was implemented following the statutory transition period with 26 persons, natural and juristic, licensed as at December 31, 2024. An equal number of Principal Representatives whose duties include ensuring compliance of a licensee with its statutory obligations were also registered. Additionally, the Order regarding categories of trust services that are excluded from the operations of the TCSP Act by virtue of the power vested in the FSC pursuant to section 15(2) of the Act was published in the Gazette in December 2023 following public consultation. Ongoing monitoring and supervision is also under way with the first set of routine statutory reports filed in 2024.

Securities Act

In 2013, the Securities Act was amended to, among other things, enhance the framework for the regulation of the securities industry in order to combat the establishment and proliferation of unregulated financial organizations, strengthen the investigative and supervisory powers of the FSC, modernize the framework for the regulation of collective investment schemes and correct other deficiencies in the regulatory framework of the securities industry.

In 2014, the Securities Act was amended to enhance the legal and regulatory framework for retail repurchase agreements (retail repos) in Jamaica including providing additional protection for the interests of repurchase clients prior to and in the event of a dealer’s insolvency or bankruptcy. In addition, the Securities (Retail Repurchase Agreements) Regulations and the Securities (Prudential) Regulations were approved in 2014 in keeping with the reform of the securities dealer industry, the latter regulations seeking to tighten the prudential standards for securities dealers in line with international best practices.

As part of the ongoing review of the securities industry legal and regulatory framework, a number of legislative achievements as well as the issuance of several guidelines were made from 2015 to 2023:

•	Securities (Retail Repurchase Agreements)(Amendment) Regulations, 2015;

•	Securities (Collective Investment Schemes)(Amendment) Regulations, 2015;

•	Securities (Conduct of Business) (Amendment) Regulations, 2023;

•	Guidelines for Collective Investment Schemes;

•	Guidelines: For Jamaica Depositary Receipts;

•	Guidelines—Large Exposure Framework for Securities Licensees; and

•	Advisory for the Amendments to the Pool of Allowable Assets for Retail Repurchase Agreements.

In addition, the following are guidelines, consultation papers and advisory issued by the FSC during the period from 2018 to 2024:

•	Guidelines for the Retail Repo Mismatch Ratio Prudential Benchmark;

•	Market Conduct Guidelines;

•	Advisory on the Requirements for the Digital Asset Framework;

•	Amendments to the Guidelines for Issuers of Securities;

•	Amendment to the Securities (Licensing and Registration) Regulations, 1996 (Jamaica Stock Exchange Fees);

•	Updated guidelines for Exempt Distribution;

•	Consultation Paper: Securities (COB) Regulations 1999 Amendments;

•	Consultation Paper: Proposed Amendments to the Guidelines for Issuers of Securities Regarding Public Offerings;

•	Consultation: Financial Disclosure Guidelines;

•	Consultation: Guidelines on Dividend Distribution for Securities Dealers;

•	Guidelines for Collective Investment Schemes Conflict of Interest and Risk Management; and

•	Consultation: Amendment to the Guidelines for Exempt Distribution: Accredited Investor.

Securities Dealers Rules and Regulatory and Supervisory Framework

In keeping with the requirements of the Memorandum of Economic and Financial Policies, pursuant to the EFF with the IMF, the FSC was required to introduce and gradually tighten the prudential standards for the securities sector. Accordingly, on March 31, 2016, the FSC implemented a strategy for prudential tightening which satisfies this requirement. The primary objective of the strategy is to ensure that in the near- to medium-term, the retail repo portfolios of individual firms and the securities industry as a whole will reach a level that is deemed by the BOJ and the FSC to be systemically safe and prudentially manageable.

In an aim to fulfill the primary objective of the strategy, as well as strengthening the overall resilience of the securities industry, the following were introduced in the regulatory and supervisory framework for the securities industry:

•	Requirement for dealers to implement stress testing programs and report results to the FSC;

•	Large exposure limits for single and group of connected counter parties;

•	Requirement for dealers to implement liquidity management programs;

•	Prudential benchmark for retail repo mismatch;

•	Capital charge for operational risk; and

•	Changes in the components of capital base to strengthen the quality of regulatory capital.

Strategy implementation is being achieved by the following broad steps:

•	Implementing the prudential strategy in tranches;

•	Utilizing a new prudential for retail repo mismatch as a supervisory tool to monitor the trend in values of this ratio for securities dealers;

•	Monitoring of large exposures across the securities industry;

•

On a continuous basis, assessing the market impact of the prudential strategy and determining whether or not the systemic risk posed by the retail repo market warrants further prudential strengthening; and

•	Monitoring of industry stress test results to assess prudential stability.

As part of the implementation of the strategy for prudential tightening, during 2016 and 2017, the FSC accomplished the following:

•	Issuance of the first tranche of the Prudential Guidelines which implemented the stress testing and liquidity management requirements and the operational risk capital charge;

•	Monitoring of metric to measure the mismatch in the retail repo framework benchmark; and

•	Completion of a study to identify an appropriate definition of liquid assets and level of liquidity ratio.

In addition, as part of the ongoing implementation of the strategy for prudential tightening, during 2018 and 2019, the FSC introduced the exposure frameworks requiring licensees to submit quarterly exposure results based on their financial year results, which commenced in December 2018.

Current Priorities

Twin Peaks

Jamaica is currently in the process of adopting the Twin Peaks model for financial regulation, where:

•	The BOJ will take full responsibility for prudential supervision, ensuring the financial stability of all bank and non-bank institutions; and

•

The FSC will be transformed into a new regulatory entity focused on market conduct and consumer protection, overseeing financial institutions from the perspective of fair practices and safeguarding consumers.

The adoption of this model was first announced in 2023, further to concerns over high-profile fraud cases and public complaints about banking services, highlighting the need for a stronger supervisory framework. The BOJ-FSC Twin Peaks Steering Committee (“SCom”) has been working on the legal and operational framework, with the onboarding of international consultants to support with numerous aspects of the transition. SCom has established the following technical working groups to execute the Twin Peaks work plan:

•	Market Conduct & Consumer Protection;

•	Prudential Supervision & AML/CFT/CPF;

•	Legal;

•	Funding;

•	Human Resources;

•	Technology and Facilities Integration; and

•	Stock Market Regulation Enhancement.

Mutual Evaluation/National Risk Assessment

On June 28, 2024, the FATF, at its plenary held in Singapore, removed Jamaica from the list of countries identified as having strategic deficiencies in their Anti-Money Laundering/Countering the Financing of Terrorism frameworks, or the Grey-List. The removal of Jamaica from the Grey-List has significant systemic impact across the financial sector, including non-deposit taking institutions for which FSC regulates.

Jamaica has already begun significant preparatory work with regard to its upcoming mutual evaluation, which will determine its ongoing standing. This work is being coordinated through the National Anti-Money Laundering Committee with significant accountabilities for the FSC. This national initiative also directly impacts the core regulatory/supervisory functions of the FSC, particularly in relation to the need to develop and implement AML-related regulatory/supervisory frameworks.

It is important that the collective efforts and synergies that resulted in Jamaica exiting the FATF Grey-List become entrenched to ensure that Jamaica maintains its positive standing in the global economic/financial system and financial stability. In this regard, FSC, working with other AML/CFT authorities, will need to continue the implementation of measures to strengthen its capacity for effective and efficient AML/CFT oversight.

VASP

In ensuring compliance with FATF Recommendation 15, the FSC worked closely with the Ministry of Finance and the Public Service in finalizing a cabinet submission for the regulation of virtual assets service providers (“VASPs”). FATF Recommendation 15 requires countries to regulate VASPs for AML/CFT purposes. The draft cabinet submission proposes the establishment of a suitable regulatory framework for VASPs in order to (i) mitigate the risks emerging from virtual assets, (ii) protect prospective investors and (iii) to mitigate against money laundering and terrorism and proliferation financing risks. The framework will require the licensing or registration of VASPs, ensuring that they are subject to effective systems for monitoring and that they are compliant with the relevant measures outlined in the FATF Recommendations.

On April 30, 2025, the MOFPS provided the Virtual Asset Service Providers Bill to the FSC for requisite review and feedback, which is underway. Further, the Commission continues to execute its work plan to:

•	Develop and implement standards/guidelines for business conduct for VASPs (including AML/CFT);

•	Develop a licensing regime for VASPs;

•	Complete a risk assessment for the VASPs subsector to feed into the NRA;

•	Collaborate with the legal working group to ensure that the proposed bill for VASPs comprehensively supports the intended regulatory framework; and

•	Develop examination tools and manual for supervision of VASPs.

Other Priorities

Insurance

In 2019, the FSC submitted a proposal to the Ministry of Finance to amend the Insurance Act to enhance risk management procedures in the insurance industry. The proposed amendment to the insurance regulations detailed the standards that insurers are required to adhere to in establishing their risk management programs, including, inter alia, stress testing and asset liability management. In December 2022, risk management, asset liability management and stress testing regulations were promulgated.

In addition to requiring risk management, the Insurance (Amendment) Regulations, 2002:

•	enhanced the capital adequacy test for general insurance companies;

•	strengthened market conduct standards for all insurance companies and insurance intermediaries and revise the capital and bonding requirements for brokers and corporate agents; and

•	revised the investment regulations.

A technical study was conducted to determine the relevant changes to strengthen the MCCSR for life insurance companies to take into account the new accounting standard, IFRS17. Following the completion of the study, the FSC proposed that LICAT be the new capital standard. In 2023, the FSC requested the insurance legislation be amended to facilitate the transition from MCCSR to LICAT.

Securities

In 2020, the FSC commissioned a technical assistance mission with the IMF to reform its capital and liquidity framework to align with the Basel III framework and maintain regulatory consistency with the BOJ while addressing the idiosyncrasies of the securities industry. The FSC conducted assessments to determine the gaps inherent in the proposed implementation. The implementation of these requirements was delayed in light of the ongoing pandemic and subsequent geopolitical issues. In 2025, the FSC is seeking to resume its reform of the liquidity framework by introducing a Liquid Asset Coverage ratio and a Minimum Liquid Funds ratio beginning with additional readiness assessments.

In 2020, the FSC submitted a proposal to the Ministry of Finance to create regulations around its Exempt Distribution and Issuers Guidelines. The aim of this is to ensure that these rules carry the force of law and introduce legislative sanctions for any violations. The FSC continues to propose and implement changes to improve its capital markets regulation such as new rules for public offering disclosures and disclosures for management discussions and analysis. Additional consultations were done to amend the current definition of Accredited Investor to increase the net worth and salary requirements and add a knowledge-based criterion.

Other Financial System Legislation and Regulations

Deposit Insurance Act

The Deposit Insurance Act (1988) was passed to protect depositors of financial institutions licensed and regulated under the BOJ and the BSA through the establishment of an explicit Deposit Insurance Scheme (the “Scheme”). The Deposit Insurance Act established the Jamaica Deposit Insurance Corporation (the “JDIC”), which administers the Scheme and a Deposit Insurance Fund (the “Fund”) from which the financial obligations of the JDIC are met. The financial institutions covered under the Scheme are issued with policies of deposit insurance. They are referred to as “Policyholders” (or “Member Institutions”) now being all commercial banks, merchant banks and building societies licensed and regulated by the BOJ pursuant to the Banking Services Act. All deposits held by Member Institutions, excluding government deposits and deposits from other Member Institutions, are insurable deposits within the meaning of the Deposit Insurance Act.

The Fund was, as a requirement of the Deposit Insurance Act, capitalized by the Government of Jamaica at the inception of the Scheme. Member Institutions must pay into the Fund, on an ex-ante basis, an annual premium, currently prescribed as 0.15% of the total value of insurable deposits held at the end of December of each year. The JDIC can also levy premiums on Member Institutions on an ex-post basis. In addition to capital and premiums, the Fund comprises an accretion of investment income and other sources of income. As of March 31, 2025, the value of the Fund stood at J$48.84 billion (unaudited).

The Fund is to be used to reimburse depositors up to a prescribed coverage limit, being J$1,200,000 since August 2020, in circumstances where their Member Institution is determined by the regulatory authority to be non-viable and it is unable to make payment in respect of the deposits it holds. Deposits up to coverage limit are referred to as insured deposits. JDIC will pay up to the coverage limit based on the combined value of the respective legal ownership categories of deposits, such as individual accounts, joint accounts, trust accounts and corporate accounts. In addition to making the direct payout of insured deposits, the JDIC has the power to utilize the Fund to provide financial assistance to support the carrying out of decided restructuring/resolution options for non-viable Member Institutions consistent with the Banking Services Act, now being the primary legislation for the resolution of Member Institutions and based on other applicable law and standards of best practice. Such financial assistance may be provided by the JDIC by making loans or advances, issuing guarantees, and indemnifying or becoming liable for the payment of monies (with security), with the ultimate objective of protecting insured deposits. Payments made from the Fund will be claimed by the JDIC against the assets of the failed Member Institutions in a liquidation to aid in replenishing the Fund. The JDIC may borrow or raise funds where the Fund is not sufficient. The JDIC may also, with the approval of the Minister responsible for finance, act as the liquidator or receiver of a Member Institution, its holding company or subsidiary that becomes insolvent and in acting as such may arrange for the restructuring by merger or acquisition by another financial institution. The Deposit Insurance Act also provides for the sharing of information between the BOJ and the JDIC, to enable the JDIC to be fully apprised of the financial conditions of Policyholders for the performance of its functions.

In order to maintain the value or enhance the level of protection for depositors, the coverage limit is reviewed periodically and has been increased three times since the JDIC was established when the limit was originally set at J$200,000.00. On December 31, 2024, there were approximately 5.33 million deposit accounts held by Member Institutions, which were fully covered up to the J$1,200,000 coverage limit, representing 96.5% of deposit accounts held by Member Institutions. At this level of coverage, the JDIC continues to protect to the majority of retail depositors. This is consistent with the JDIC’s public policy objective for protecting the most vulnerable depositors and with the international standard of best practice. The International Association of Deposit Insurers has recommended that Deposit Insurance cover 90-95% of deposit accounts within a banking system.

Proceeds of Crime Act

The POCA was passed by Parliament in early 2007 and came into effect on May 30, 2007. This statute is supported by the Proceeds of Crime (Money Laundering Prevention) Regulations and the Proceeds of Crime (Confiscation) Regulations which were also promulgated in 2007. With the passage of the POCA, the former Money Laundering Act, related Regulations and the Drug Offences (Forfeiture of Proceeds) Act were repealed and replaced. The wide-ranging POCA legislation provides for the investigation, identification and recovery of the proceeds of crime. Responsibilities previously delegated to the BOJ, as the “competent authority” for deposit-taking institutions under the Money Laundering Act, are now subsumed by the POCA. Among other matters, the POCA now provides for revised Threshold Reporting Transaction Limits for financial institutions of US$15,000 (US$50,000 previously) and gives the Minister of National Security (as the responsible minister under POCA) the power to designate professions and businesses as financial institutions for the purposes of reporting and complying with anti-money laundering requirements. POCA also seeks to address all the loopholes that hampered investigative and prosecutorial efforts to combat money laundering that existed under the previous Drug Offences (Forfeiture of Proceeds) Act and the Money Laundering Act.

Since its passage in 2007, the POCA has been amended to extend the list of predicate offenses and offenses in respect of which an assumption of criminal lifestyle can be made, to include offenses under the Child Pornography (Prevention) Act, specified offenses under the Sexual Offences Act, and related inchoate offenses such as aiding and abetting and incitement, as well as offenses under the Law Reform (Fraudulent Transactions) (Special Provisions) Act, which targets offenses such as lotto scam activities.

In October 2013, further amendments to the POCA were passed to:

•	clarify the suspicious transactions reporting requirements;

•	outline the powers that competent authorities designated under the POCA will have in relation to their role of monitoring compliance with the anti-money laundering requirements;

•

ensure that obligations placed on financial institutions are similarly placed on the entities that are responsible for the implementation of anti-money laundering prevention, policies and procedures in the financial institution’s group of companies; and

•

effect other amendments to the Money Laundering Prevention Regulations under the POCA to strengthen the requirements for Customer Due Diligence (“CDD”), the application of CDD measures for politically exposed persons (“PEP”), and the use of risk-based processes to identify and address AML/CFT risks.

The POCA and the regulations thereunder were extended to certain Designated Non-Financial Institutions by Ministerial orders dated November 15, 2013. These institutions included:

•	Accountants that carry out certain specified financial transactions;

•	Attorneys-at law that carry out certain specified financial transactions;

•	Casinos;

•	Gaming Lounge operators over a certain size; and

•	Real estate dealers.

In February 2023, the Privy Council ruled that the anti-money laundering regime does not contravene constitutional rights and the decision of the Constitutional Court of Jamaica upholding the relevant legislation should be restored. The ruling paved way for the General Legal Council as the competent authority to regulate the industry.

The POCA and the regulations thereunder were further amended in 2019 to improve Jamaica’s AML/CFT regime. The amendments require competent authorities of both financial institutions and designated non-financial businesses and professions (“DNFBPs”) to implement a continuous AML/CFT risk-based assessment of its regulated businesses and tailor its supervisory activities of licensees accordingly. The amendments also require that financial institutions and DNFPBs establish a risk profile of their operations, business relationships and one-off transactions and employ effective measures to mitigate the accessed risks. The amendments also introduced simplified due diligence for their low-risk clients and products.

In addition, financial institutions and DFPBS are now legally required to adopt enhanced due diligence measures and limit their business relationship with customers who are residents of, domiciled in, or incorporated in a territory deemed by the supervisory authority to have a greater associated risk of money laundering and terrorist financing.

The 2019 POCA amendments also empower competent authorities to impose monetary penalties through an administrative proceeding (in lieu of criminal proceedings) on financial institutions or DNFPBs that fail to comply with provisions of the POCA and the regulations thereunder.

The Judicature (Supreme Court) (Proceeds of Crime) Rules, 2021 came into force on April 7, 2021. The rules shall apply to all proceedings commenced under parts II, III, and IV of the act, with the exception of applications relating to the recovery of cash in summary and proceedings under part IV of the act and applications made pursuant to sections 50 and 52 of the act and under the regulations S1.2 (1). The overriding objective of these rules is to enable the court to deal justly with applications brought under the act.

The Microcredit Act (2021) regulates the microcredit sector and brings them under the anti-money laundering regime.

The legislative process aimed at bringing Trust and Corporate Service Providers (“TCSPs”) under the AML/CFT framework was completed and came into effect on April 25, 2022, with the International Corporate and Trust Services Providers (Change of Name and Amendment) Act, 2021 and The Trust and Corporate Services Providers (Licensing and Operations) Regulations. TCSPs are designated as DNFIs under the POCA, TPA, and UNSCRIA through Ministerial Orders. The Financial Services Commission regulates the sector.

Since 2023, the microcredit institutions, the trust and corporate service providers and the attorneys at law commenced registration with the Financial Investigations Division (the designated authority) via the goAML portal and commenced filing.

The United Nations Security Council Resolution (Implementation) Act, 2013

The Act reflects Jamaica’s work towards complying compliance with FATF Recommendation 7 (Targeted financial sanctions related to proliferation) of the revised FATF Forty (40) Recommendations issued in 2012. This Act, which was passed on November 15, 2013, is to facilitate the implementation of United Nations Security Council Resolutions (“UNSCR”) under Chapter VII of the Charter and which Article 25 of the Charter requires Jamaica to carry out. The Act requires financial institutions and designated non-financial institutions to determine on a continuing basis whether they are in possession or control of assets owned or controlled by or on behalf of a person or entity proscribed by regulations.

In 2019, further amendments to the UNSCR Act and regulations were passed, including:

•	Implementation of clear timelines for persons and entities adopting the UNSCR Act and regulations;

•

Introduction of a transitional freezing provision setting forth the procedure to be used by the UNSCR (which involves obtaining an ex parte court order and the publication of the order within 24 hours in a specified public media forum) when it requires immediate action in order to freeze assets;

•

Development of a reporting requirement on financial institutions and designated non-financial institutions to report any transaction or attempted transaction that is known or believed to involve a person or entity or the assets of a person or entity proscribed by regulations;

•

Adoption of an express prohibition on financial institutions and designated non-financial institutions to possess or control assets owned or controlled by or on behalf of a person or entity proscribed by regulations or by a court order; and

•

Requirement on financial institutions and designated non-financial institutions to ensure its branches and subsidiaries located outside of Jamaica comply the UNSCR Act and regulations or an otherwise stricter standard required by the relevant jurisdiction.

Terrorism Prevention Act

The Terrorism Prevention Act was passed in Parliament in March 2005 and came into effect in June 2005. This act gives effect to the UN Convention on the Suppression of the Financing of Terrorism as well as to various other UN Security Council resolutions. This act imposes counter-terrorist financing and reporting obligations on financial institutions, which will assist the authorities in identifying, tracing and ultimately forfeiting assets owned or controlled by terrorists, and provides law enforcement with the widest range of investigative tools to achieve these objectives. In March 2010 an amendment to the Terrorism Prevention Act was passed to allow for greater penalties to be imposed under the proposed Terrorism Prevention (Reporting Entities) Regulations, 2010. (Under Jamaica’s laws, penalties set out within Regulations are restricted to the maximum permitted under the Interpretation Act unless the Principal Act to the Regulations expressly provides otherwise).

The Terrorism Prevention Act was amended in April 2011, to clarify and expand on the obligation of financial institutions to report unusual or suspicious transactions and to allow for the implementation of the listed entity provisions in the act. Jamaica has since issued its first list of designated terrorists in accordance with the UN Resolution 1267 following the publication of the requisite court order in June 2012. A subsequent court order was published in July 2013.

Further amendments to the Terrorism Prevention Act were passed in October 2013 to, among other things, ensure that property of corresponding value can be confiscated, and to allow for Jamaica’s full implementation of the International Convention for the Suppression of Acts of Nuclear Terrorism of September 4, 2005, the 2005 amendment to the Convention on the Physical Protection of Nuclear Material, the October 14, 2005 amendment to the Protocol to the Convention for the Suppression of Unlawful Acts Against the Safety of Maritime Navigation, and the October 14, 2005 Protocol to the Convention for the Suppression of Unlawful Acts Against the Safety of Fixed Platforms.

In November 2017, the Senate approved the following orders under the Terrorism Prevention Act:

•	The Terrorism Prevention (Reporting Entities) (Accountants) Order 2017;

•	The Terrorism Prevention (Reporting Entities) (Casinos) Order 2017;

•	The Terrorism Prevention (Reporting Entities) (Gaming Lounge Operators) Order 2017; and

•	The Terrorism Prevention (Reporting Entities) (Real Estate Dealers) Order 2017.

The effect of these orders is to establish these entities as reporting entities under the Terrorism Prevention Act. The relevant orders take effect six months from the issue of the orders (May 2018). This gives these sectors an opportunity to be sensitized and obtain training on their obligations under the Act.

In 2019, the Senate approved The Terrorism Prevention (Designated Reporting Entity) (Attorneys-At-Law) Order, 2019 which took effect in May 2020. The purpose of the order is to include attorneys who perform certain specified financial services as reporting entities under the Terrorism Prevention Act. The Jamaica Bar Association did not challenge the inclusion of legal professionals as reporting entities under the Terrorism Prevention Act.

Further amendments were passed to the law in 2019 to, among other things, attach criminal liability to a person leaving or attempting to leave Jamaica in order to commit or facilitate the commission of (including by providing financial and other services to a third-party offender) a terrorism offense.

Terrorism Prevention (Reporting Entities) Regulations

In March 2010, the Terrorism Prevention (Reporting Entities) Regulations were promulgated under the Terrorism Prevention Act. These regulations largely mirror the Know Your Customer (“KYC”) obligations contained in the regulations under POCA. Accordingly, the regulations outline the operational controls that must be maintained by financial institutions particularly when contemplating the commencement of a business relationship or a one-off transaction. The regulations also require financial institutions to establish and maintain appropriate procedures in relation to identification, record-keeping, internal controls, communication and training of employees. These regulations also prescribe the requisite declaration forms for transactions that the reporting entity knows or suspects are transactions that constitute a terrorism offense, and for the submission of four-monthly reports as to whether or not the reporting entity is holding property in respect of a person who is on the United Nations list of designated terrorists or in respect of a person who has links with terrorists or terrorist groups or organizations.

In October 2013, the Terrorism Prevention (Reporting Entities) Regulations were amended to consolidate and intensify the requirements for CDD, the application of CDD measures for PEP, and the use of risk-based processes to identify and address Anti-Money Laundering/CFT risks.

In November 2019, the Terrorism Prevention (Reporting Entities) (Amendments) Regulations was approved by the Senate in order to, among other things, enhance the risk regimes adopted by financial institutions and designated non-financial institutions to assess risks associated with terrorist financings in their operations, customer base and product base and develop effective measures to mitigate such assessed risks.

The Financial Investigations Division Act

The Financial Investigations Division Act (“FIDA”) was passed in March 2010 and brought into effect by Appointed Day Notice in April 2010. The Act gives the existing FID of the Ministry of Finance and the Public Service the necessary statutory powers and protections to carry out its mandate of investigating and prosecuting financial crime, including money laundering and the financing of terrorism. The FIDA was amended in 2013 to, among other things, clarify the FID’s role where Jamaica contemplates entering into information sharing agreements with international counterparts. As a result of the 2013 amendments to FIDA, the FID achieved full membership in the Egmont Group of Financial Intelligence Units in June 2014.

Current Priorities in Banking Supervision

Bank of Jamaica (Credit Unions) Regulations

During 2017, the decision was taken to abort the development of the BOJ (Credit Unions) Regulations and replace it with the Credit Unions (Special Provisions) Act as the provisions were thought to be too substantive to reside in subsidiary legislation. Accordingly, the Cabinet approved the recommendation for the enactment of legislation for the supervision of credit unions by the BOJ in May 2017.

Work is ongoing on the development of the Credit Unions (Special Provisions) Act. The BOJ has provided comments on the draft bill dated November 2022 to the Ministry of Finance and Public Service, including those in response to the recommendations provided by the Attorney General’s department. The bill contains the framework which aims to bring the operation of credit unions fully under the BOJ’s prudential supervisory regime. The draft bill covers, among other things, licensing, capital, reserves, prohibited business, remedial and intervention processes.

Consolidated and Conglomerate Supervision of Financial Groups

Legislation governing the activities of DTIs was amended in 2002 to extend the regulatory and supervisory reach of the BOJ beyond the licensee itself, to include the wider financial group of which the licensee is a part. Pursuant to these amendments, the BOJ has been working towards the full implementation of a comprehensive consolidated/conglomerate supervision regime. This has included the promotion of the reconfiguring of financial groups containing deposit-taking entities, into supervisable financial structures and the extension of “fit and proper” assessments to principals of FHCs and other entities within relevant financial groups. Further enhancements to the legislative framework were incorporated in the new Banking Services Act (2014), which now requires that FHCs be licensed and therefore, be subject to supervisory oversight and the Banking Services (FHCs) (Licensing Application Form), Supervisory Rules, Resolution, 2019, which was gazetted in November 2019. This resolution supports the operationalization of the BOJ’s risk-based consolidated supervision methodology and promotes the safety and soundness of DTIs, their financial groups, and the deposit-taking system of which they are a part. As at June 2025, BOJ has licensed seven out of eight FHCs under the BSA, and commenced monitoring for all licensees which operate a group as defined by the BSA.

The BOJ continues to advance work on major developments relating to the consolidated supervision framework, including work on:

•	The risk-based methodology for the supervision of financial groups;

•

The FSC and the BOJ continue to collaborate on the development of a risk-based consolidated supervisory framework. Under Jamaica’s Memorandum of Economic and Financial Policies (MEFP), both agencies agreed to pilot a domestic systemically important financial group. The BOJ, through ongoing monitoring exercises, continued its assessment of the consolidated supervision framework of this pilot financial group. To date, the results from the ongoing monitoring and assessment of the pilot group’s performance has allowed the FSC and the BOJ to deepen their understanding of the risks inherent in this financial group and inform approaches to support requisite supervisory approaches;

•

The working group has commenced the sharing of prudential data and assessments to facilitate on-going monitoring of the pilot group. Work is also underway to develop a regional supervisory strategy for the group as well as the development and execution of bilateral MOUs to govern collaboration and co-operation between the BOJ and the regional regulators in the jurisdictions in which the group operates;

•	The draft Banking Services (Capital Adequacy) Regulations; and

•

The drafting instructions for the Banking Services (Capital Adequacy) Regulations that were issued on 2015 (applicable to deposit-taking institutions and FHCs), were rescinded at the end of 2018, and drafting of the requisite regulations was suspended. This rescission was done to facilitate the inclusion of recommendations from the FSAP process completed in the third quarter of 2018, and the Basel Committee on Banking Supervision’s updates to the international Basel Accords that are aimed at enhancing governance and risk management.

As discussed below, work on the new minimum capital regulations is far advanced. These finalized capital regulations will replace the 2015 Regulations.

Basel III implementation

The BOJ has made significant strides in the implementation of its Basel III framework. The BOJ continued the planning and execution of its three-phased program for the implementation of the internationally agreed standards, which will be codified by way of regulations.

The BOJ established a Basel III technical working group, which includes members from the BOJ and the industry, to update deposit taking institutions and the Jamaica Bankers Association on the progress of the BOJ’s implementation, policy changes, as well as to deliver targeted training on the comprehensive Capital Adequacy framework or part thereof. In this regard, the BOJ utilized feedback received from the technical working group meetings held in May and December 2021, as well as April 2022, to finalize the proposals and successively published a Standard of Best Practice on Minimum Capital Requirements in June 2022. So far, the BOJ has issued reporting templates to the industry and completed eleven quarters of a parallel run based on the June 2022 Standard of Best Practice. Furthermore, in 2023, the BOJ completed industry consultation on both the capital conservation buffer and the systemic risk buffer. As part of the Phase 1 of Basel III implementation, the BOJ is in the process of finalizing guidance for drafting instructions for regulations on the capital adequacy framework including the two capital buffers. Furthermore, results from industry consultation on the systemic risk buffer in 2023 has made a significant contribution in the framework for designating domestic systemically important financial institutions.

Preparation of drafting instructions for capital regulations is currently underway by the BOJ’s legal department. Upon completion of this process, the documentation will be submitted to the Minister of Finance to facilitate onward transmission to the Chief Parliamentary Counsel for the promulgation of binding capital adequacy regulations through affirmative resolution.

Under the first phase, the BOJ also issued its prudential standard of sound practice on the liquidity coverage ratio (“LCR”) in October 2019. Subsequently, in March 2025, the BOJ began a consultation process on proposed updates to the LCR, which now contemplates a HQLA usability framework. Under the revised LCR framework, DTIs are subject to a newly proposed early warning threshold of 120%. The threshold will encourage DTIs to maintain an HQLA buffer in excess of the current minimum LCR requirement of 100% in order to improve liquidity resilience in the industry. The next steps following updates to the LCR standard of sound practice is to engage the legislative process for implementing the LCR as a Regulation pursuant to section 131(1)(j) of the BSA.

Phase 2 of the program will include the consultation on, and implementation of, Pillar 2 components of the Basel framework, including, the Internal Capital Adequacy Assessment Process (the “ICAAP”), and the Supervisory Review and Evaluation Process. This second phase will also include the issuance of revised guidelines on risk management and governance. In 2023, the BOJ also issued corporate governance on board oversight as a precursor to a wholistic guidance on corporate governance anticipated under the Twin Peaks Regulatory framework. In furtherance of this objective, the BOJ, as at December 31, 2024, issued a consultation paper on the effective corporate governance for both DTIs and FHCs.

Under phase 2, the BOJ has also commenced the drafting of standards for the implementation of the ICAAP. This work is being supported by ongoing technical assistance from the Caribbean Regional Technical Assistance Centre.

The final phase of the Basel III implementation process will focus on Pillar 3 of the Basel framework vis-à-vis market disclosures, as well as consulting on, and implementing additional capital and liquidity measures, including, other capital buffers, and the net stable funding ratio. Phase 3 will also cover revision and implementation of the Basel core principles, particularly related to effective and sound risk management practices.

Other Developments

Microcredit Legislation

The Microcredit Act, 2021 (“the Microcredit Act”) was passed January 2021 and became effective on July 30, 2021. The aim of the Microcredit Act is to license and regulate microcredit institutions (“MICs”) that provide financing to individuals as well as to micro, small, and medium-sized enterprises.

The Microcredit Act aims to minimize the possibility of the sector being used as a conduit for money laundering and terrorism financing. Pursuant to the Microcredit Act, the Consumer Affairs Commission was designated as the body with responsibility for overseeing consumer protection, namely through issuing a code of conduct for licensees on consumer related matters and through the investigation of any complaint brought by a microcredit service consumer. The Microcredit Act creates a licensing regime that incorporates the usual safeguards of (i) fit and proper requirements for licensees and their owners, (ii) operating requirements for licensees and (iii) requirements to address complaints. The BOJ is afforded with standard regulatory powers to conduct inspections, examine the records of licensees, impose regulatory sanctions for non-compliance and issue standards and guidance for the money-lending services that will be governed by this legislation.

Applicants were afforded a period of twelve months from the commencement date of July 30, 2021 to comply with the provisions of the Microcredit Act and submit a license application to continue operating in the microcredit business, or cease to carry out such business. New and existing entrants to the sector that comply with the stipulations and procedures for licensing set out in the Microcredit Act will be licensed as an MCI. The application form to operate as an MCI in Jamaica is set out in the Microcredit (Licence, Form of Application) Rules, 2021.

The Standard of Sound Practice on Fit and Proper Assessments for Microcredit Institutions was issued in November 2021. The standard is intended to provide guidance regarding (i) the criteria for “fit and proper” assessments, (ii) the application of the “fit and proper” criteria by the Supervisor and (iii) the approach to conducting “fit and proper” assessments.

Industry Outreach

In 2022 and 2023, the Microcredit Regulatory Oversight Department engaged the public through a range of avenues, including sessions to help prepare microcredit operators for licensing and meetings with the sector’s Joint Advocacy Committee (constituted of the industry’s two main associations, the JAMFIN and the JAMFA), facilitating a two-way sharing of information on matters of relevance to the sector. By the end of March 2025, 171 applications were submitted to the BOJ, and the BOJ issued a total of 75 microcredit licenses. See “—Microcredit Licensing.”

Microcredit Licensing

A twelve-month transition period under the MCA ended on July 30, 2022. This was the period within which existing operators were expected to submit their microcredit licensing applications, or cease to carry out the business of offering microcredit services. By March 31, 2025, a total of 171 applications had been received by the BOJ, the bulk of which were received on the last two days of the transition period (July 29, 2022 and July 30, 2022). The applications received reflect aggregated loans (which is used as a proxy for market share) of J$46 billion, or approximately 1.5% of the country’s GDP, with the top ten applications accounting for 87% of aggregated loans and the top 20 applications accounting for over 95% of aggregated loans. By the end of March 2025, the BOJ issued a total of 75 microcredit licenses, accounting for approximately 86% of the aggregated loans. Licensees under the MCA may be found on the BOJ’s website. The BOJ has also facilitated the training of licensees by the Financial Investigations Division of the Ministry of Finance and the Public Service, in preparation for the reporting required of financial institutions under the POCA, TPA and UNSCRIA.

Risk-Based Supervision of Microcredit Institutions

During 2022, in preparation for risk-based supervision of the sector, the BOJ completed the development of a risk-based supervisory framework, and risk-rated entities holding over 90% of the aggregated loans of the sector.

In 2023, the BOJ’s risk rating process was optimized from a manual paper-based tool to an ORBS. The ORBS platform allows the BOJ to efficiently undertake the risk assessment of a large number of MCIs that are subject to national and global AML/CFT/CFP laws. This has enabled the BOJ to risk-rate 100% of applicable entities, ahead of licensing, and the risk rating results are used to inform the BOJ’s supervisory plans.

The activities undertaken as of the date of this report and the consequential achievements, have enabled the BOJ in a position to undertake risk-based supervision of the sector, thereby helping to safeguard the country against money laundering/terrorism financing and related risks.

The Bank of Jamaica (Amendment) Act 2020

The Bank of Jamaica (Amendment) Act, 2020, aimed at modernizing and strengthening the operations of the BOJ by improving its governance, was approved and received the assent of the Governor General on December 22, 2020 in the Senate on December 4, 2020. The attendant commencement date was April 16, 2021.

The amendments seek to bring greater independence to the BOJ in its operations and policy decision-making process, while at the same time ensuring, importantly, transparency and accountability through adequate governance arrangements. Accordingly, the amendments clarify the BOJ’s mandates with respect to, among others, the maintenance of price stability and financial system stability, while the primary objective being the maintenance of price stability.

Financial Sector Assessment Program

During 2005, Jamaica participated in an IMF/World Bank FSAP, which is a joint initiative of the IMF and World Bank to provide member countries with a comprehensive evaluation of their financial systems. FSAPs are designed to assess the stability of the financial system as a whole and not that of individual institutions. They have been developed to help countries identify and remedy weaknesses in their financial structure, thereby enhancing their resilience to macroeconomic shocks and cross-border contagion. In May 2005, the IMF/World Bank issued a report on the financial assessment that was undertaken in 2005 that indicated that, while Jamaica’s financial systems appeared well-capitalized and supervision had been strengthened, there was a need to further strengthen the prudential framework for security dealers, enhance the oversight of conglomerates, and develop and test crisis management systems. The report also recommended that priority be given to overhauling the payments system and introducing a central depository for fixed income securities. In this regard, in May 2009, Jamaica introduced a Central Securities Depository for fixed income securities and in November 2010, the Payment, Clearing and Settlement Act was passed. Many of the recommendations in the 2005 FSAP were implemented as part of the EFF.

An FSAP Development Module for Jamaica was undertaken in April 28 to May 9, 2014. The focus of the mission was to identify constraints to enhancing financial inclusion and covered areas including financing of micro, small and medium-sized enterprises, housing finance, rural/agriculture finance, payment systems and remittances, and consumer protection and financial literacy.

The report noted that the authorities passed the BSA which contained provisions for enhanced supervision of conglomerates, drafted Credit Unions’ regulations and reformed the securities dealers sectors, making less risky business models (collective investments schemes) available to securities dealers. The act represents significant financial infrastructure reforms to improve the credit reporting system, secured transactions, and insolvency framework. However, the report noted that failure of Jamaica to complete its reform effort could have adverse regional repercussions including through financial linkages throughout the Caribbean. It also noted that Jamaica’s authorities should review the implementation of its oversight function ensuring the best balance between competition and cooperation in the credit reporting market. In addition, the report recommended that a comprehensive review of its regulatory framework for the remittances sector be conducted to enable the sector to provide innovative retail remittance products to the beneficiaries at competitive prices over the medium term.

In light of these developments, in 2018, the BOJ carried out a second self-assessment of Jamaica’s observance of the Basel Core Principles for Effective Banking Supervision, in the context of an FSAP review. The FSAP culminated in June 2018, and the scope included assessments of, risks to Jamaica’s financial stability; the regimes for micro- and macro-prudential oversight; and the frameworks for crisis management and other financial system safety net mechanisms. The BOJ played a key role in coordinating activities related to the conduct of the 2018 FSAP. The review emphasized that Jamaica has made considerable progress since the culmination of preceding FSAP, and that the Basel Core Principles for Effective Banking Supervision assessment conducted by the FSAP team are broadly in line with the BOJ’s self-assessment on the framework for prudential supervision.

From a micro-prudential oversight perspective, the review underscored, however, the fact that the enhanced resilience of the financial system depends on, among other things, the continuation of efforts to effectively implement consolidated risk-based supervision and the implementation of more robust capital and liquidity regulatory requirements, consistent with the widely observed Basel requirements

As previously mentioned in this report, the BOJ commenced the implementation of Pillar I of the Basel III framework and the liquidity coverage ratio. Additionally, BOJ continues to roll out risk-based supervision on a solo basis and a Regional Consolidated Supervision Working Group has been established to coordinate the development and implementation of consolidated risk-based supervision across the region.

In relation to the other FSAP recommendations, BOJ continues to advance work with regard to the finalized FSAP report through the development and or updating of relevant policies, standards and supervisory methodologies.

The BOJ has made considerable progress in implementing key recommendations aimed at strengthening financial stability. A notable achievement in this regard is the tabling of the Financial Institutions Resolution and Winding-Up Act, which was tabled in June 2024, and which will establish the development of a special resolution regime framework in line with international standards. The framework enhances the BOJ’s capacity to intervene pre-emptively in distressed financial institutions and addresses the recovery and resolution of non-viable financial institutions in an orderly manner, that minimises the need to resort to public funds whilst preserving vital economic functions.

With respect to implementation of the Basel III framework, the BOJ addressed minimum capital adequacy and liquidity requirements through the publishing of the standard of sound practice—Pillar 1—Minimum Capital Requirements for Licensees under the BSA, as well as the revised standard of sound practice on the liquidity coverage ratio, which was updated in March 2025, following the initial release in 2021. DTIs are currently required to engage in parallel reporting in accordance with both the Basel I and Basel III capital requirements. Additionally, the BOJ has initiated consultation on the proposed capital conservation buffer and the systemic risk buffer, which are intended to form part of proposed capital adequacy requirements. Preliminary guidance for drafting instructions has been approved by the Supervisory Committee to be crafted into legally binding regulations. The BOJ’s legal department is currently assisting in the work on the guidance for drafting instructions that will allow the Minister of Finance to make a submission to the Chief Parliamentary Council for binding capital adequacy regulations.

The BOJ has made significant advancement in the licensing of FHCs, with seven of the eight designated FHCs now being successfully licensed. While formal development of prudential standards for solvency, liquidity, large exposures and related parties is forthcoming, the BOJ has made progress in establishing a reporting framework for consolidated prudential supervision. A draft reporting form was subject to industry consultation, and the BOJ is currently reviewing feedback, with the intention of operationalising the prudential reporting form by the third quarter of 2025.

The BOJ remains committed to advancing the implementation of the recommendations set out in the 2018 FSAP. Efforts are ongoing to strengthen the regulatory and supervisory framework in alignment with international standards, and the BOJ will continue to prioritise reforms that enhance financial system stability.

Bank of Jamaica Foreign Exchange Intervention and Trading Tool

In an effort to upgrade and modernize its intervention and trading framework for foreign currency, the BOJ, on 26 July 2017, implemented a new tool for its sale and purchase of foreign exchange (“FX”) to market intermediaries. The framework, called BOJ Foreign Exchange Intervention & Trading Tool (“B-FXITT”), is a rule-based, competitive, multiple-price intervention system to buy and sell FX to Authorized Dealers (“Ads”) and eligible cambios. This new framework, is designed to enhance the effectiveness of BOJ’s monetary policy and foreign exchange operations. The implementation of B-FXITT is a fundamental part of the strategy to improve the efficiency and transparency of the foreign exchange market thus providing greater assurance about the availability of foreign currency to the public.

Beginning on June 1, 2020, the BOJ introduced an additional tool in an effort to upgrade and modernize the foreign exchange market. The framework, called the Foreign Exchange Trading Platform (“FXTT”) facilitates real-time electronic FX trading and provides greater access to ADs and eligible cambios to observe trades. In addition, all participating ADs are signatories to the Bank for International Settlements’ (“BIS”) FX Global Code. Compliance with these tenets improves the credibility of FXITT by holding ADs to a global standard of integrity, efficiency and good customer service.

For greater transparency, a select list of large corporate clients involved in the sale and purchase of FX will have access to the system as observers. While they will be unable to trade directly on their own account, these observers will be able to see all daily trades in real time, a tool intended to help them to make informed decisions when approaching the foreign exchange market.

Access to Finance for Micro, Small and Medium Sized Enterprises Project

Micro, Small and Medium Sized Enterprises (“MSMEs”) are critical to Jamaica’s sustainable economic growth, accounting for 80-90% of the Jamaican economy. To provide greater financial support for MSMEs and foster an environment that promotes these companies’ success, the Government and the World Bank signed a US$15 million loan agreement. The proceeds of this loan were used for the Access to Finance for MSMEs Project. US$5 million was used to provide partial credit guarantees for MSME loans via the Credit Enhancement Facility, another US$5 million was allocated toward risk capital financing to small firms in the form of an SME equity Fund and the remaining US$5 million was used activities for improving the enabling environment for access to finance and business development services for MSMEs.

As of March 31, 2025, the Development Bank of Jamaica (“DBJ”) completed implementation of a redesigned Credit Enhancement Fund (“CEF”) as part of the Access to Finance Project. The CEF in its redesign moved from an individual guarantee scheme to a portfolio based one. The redesigned CEF includes changes to the fund’s financial model, internal operational processes and procedures and the development of a training plan, which includes the establishment of a board of trustees for the CEF. DBJ has also revised its partial credit guarantee program to facilitate access to finance opportunities for MSMEs. The full US$5 million has been injected into the CEF and the program has supported an increase in the number of guarantees issued to MSMEs to 2,505. The program is fully digitized and Approved Financial Institutions are able to apply for guarantees for MSMEs via an electronic platform.

As part of the development of its regulatory framework, DBJ conducted a demand analysis of its portfolio during its most-recent reporting period and commissioned review of its private equity and venture capital taxation framework. In addition, it has concluded design and acquisition activities related to the implementation of an electronic reverse factoring platform which was implemented in the second quarter of 2020. In addition, the DBJ’s efforts to incentivize investments to MSMEs through venture capital funds were further supported through the enactment of the amending legislations to the Pensions (Superannuation Funds and Retirement Schemes) Act in August 2019, which will permit authorized pension funds and retirement schemes to invest in private equity and venture capital funds.

In an effort to further develop the regulatory framework for venture capital investments in MSMEs, the DBJ created a working group under the Access to Finance Steering Committee to review the Final Report on the Legal and Regulatory Framework for Private Equity and Venture Capital in Jamaica and prepare policy proposals for amendments to tax legislation to incentivize venture capitalists to establish equity financing for MSMEs. The recommendations of the steering committee were submitted to the relevant authorities and regulators in July 2021. The steering committee remains active to provide support in having the recommendations accepted and implemented.

With the US$5 million allocated toward risk capital financing to small firms a fund manager was selected to establish an SME Fund. Actus Partners Ltd, a management consultancy firm focused on alternative private equity and venture capital solutions based in London, England, was selected to establish and manage a new small and medium-sized enterprises (“SMEs”) fund based in Jamaica in April 2021.

Actus Partners (fund manager) in partnering with the DBJ (US$5 million) and Victoria Mutual Investment Ltd (US$10 million) have established the Jamaica Actus Small & Medium Enterprises Fund I (“JASMEF”) which will provide growth and risk capital financing to invest in high-growth SMEs in Jamaica, in addition to other investments undertaken in the Caribbean. The fund’s first close of US$15million was completed in June 2022. JASMEF will invest in sectors that particularly promote strong economic growth and development which include key sectors such as technology, climate and renewable energy, agriculture and food security, health and hygiene, tourism, logistics, light manufacturing, and business services. According to its managing partners, JASMEF’s overall target is a fund size of up to US$50 million. JASMEF approved its first deal to an SME with a ticket size of J$140 million with a conditional approval for a second deal with a ticket size of J$160 million in 2022. The first capital call was received in January 2024 for the first deal that was finalized and signed. As at March 31, 2025, a second deal was signed and disbursement made to support a SME operating in the medical sector. Technical assistance was provided to the fund manager, portfolio and prospective companies under the SME Fund.

In improving the enabling environment for access to finance and business development services for MSMEs, the project has supported 274 MSMEs under the DBJ’s Vouchers for Technical Assistance Program by providing vouchers for business support services, such as business plans, financial statements, website development, and certain other services. A new interactive technological platform for DBJ’s Voucher for Technical Assistance (“VTA”) was also supported and developed under the A2F project. This VTA program and platform was then transformed into a new program called GEMINI Grant Programme, or Growth and Expansion of MSMEs through Innovation and Capacity Building. This program continues to provide support for Jamaica’s MSMEs through the DBJ’s partnership with the Jamaica Business Development Corporation (“JBDC”).

Secured Transactions

MICAF obtained the technical assistance from the International Finance Corporation (“IFC”) related to the development of policy proposals for amendments to the Security Interests in Personal Property (“SIPP”) Act. The IFC provided key policy recommendations and MICAF continues to consult with key stakeholders from the private sector and the Jamaica Bar Association on the SIPP Act proposals.

Secondary Market Development

MICAF has commissioned a study on the development of secondary markets for the sale of moveable collateral. In January 2020, MICAF held several discussions with key stakeholders, including the BOJ.

Credit Reporting Regime

In October 2018, the BOJ retained the services of an independent consultant to conduct a legal review of the CRA with the aim of developing policy proposals consistent with international best practices. The matters reviewed include the standardization of reporting templates, the expansion of categories of credit information providers, reciprocity of submission and sharing of credit information and procedures intended to strengthen protection for credit subjects. The final consultancy report was completed at the end of February 2020. In the last quarter of the 2020 calendar year, the industry and other stakeholders were consulted in relation to the recommendations emanating from this report and thereafter the work stream on recommendations for drafting instructions for proposed amendments to the CRA has commenced. Dedicated staffing resources have been retained to conclude the workstream, working on developing the concept note, with active inputs under a Twin Peaks lens for consideration by the MICAF.

Banking Competition

As part of its ongoing efforts to promote a more competitive and consumer-focused financial sector, the BOJ has advanced key initiatives under the Enhancing Banking Competition Programme. These initiatives are specifically aimed at strengthening the monetary policy transmission mechanism and AML/CFT compliance and oversight in Jamaica. They are aligned with the Government’s broader digital and financial sector transformation and financial inclusion agenda and are focused on reducing barriers to entry, improving customer mobility, and fostering innovation across the banking system.

A major component of this program is the development of a centralized electronic Know Your Customer (“eKYC”) utility. Following DTI Sector consultation on the eKYC concept, the BOJ engaged technical consultants to undertake a feasibility assessment and to develop a Request for Proposal (“RFP”) for the design and implementation of the utility. The discovery phase involved extensive stakeholder engagement, including workshops with designated technical working group members comprising DTIs and government agencies that produce and store personal identification information, to document the current state of Know Your Customer processes across the sector.

Work is now underway to define the target state of the eKYC ecosystem and platform. This includes the articulation of business and technical requirements that will underpin the RFP and inform the design of a shared infrastructure to support efficient, secure, and standardized customer onboarding and customer due diligence processes. Full implementation of the utility is targeted for the first half of 2027. The initiative is expected to yield significant benefits by streamlining and reducing the time for the onboarding of bank customers, enhancing financial inclusion, and strengthening AML/CFT compliance across the financial sector.

In parallel, the BOJ has made notable progress on the second and complementary component of the program—the Account Portability project. A comprehensive research paper was completed, outlining key recommendations to improve deposit and credit portability in Jamaica. The project is expected to be executed in three phases. Phase I is expected to involve the development of a publicly accessible comparison website that will allow consumers to evaluate the cost and features of banking products and services across providers. Phases II and III is expected to focus on the design and implementation of an open banking framework to facilitate seamless transfer of financial products and customer data between institutions, subject to customer consent.

Collectively, these initiatives represent critical steps toward modernizing Jamaica’s banking infrastructure, enhancing consumer choice, and promoting a more dynamic and responsive financial ecosystem.

National Payments Switch

This project was discontinued in June 2020, as the BOJ decided to pursue the development of a Central Bank Digital Currency, JAM-DEX®.

Fintech Regulatory Sandbox

In March 2020, the BOJ issued its Fintech Regulatory Sandbox Guidelines. These guidelines will allow regulated entities and fintech companies in partnership with DTIs to apply to have their innovative products tested through a regulatory sandbox approach for a maximum duration of 24 months. However, non-DTIs with products that have met the minimum technical readiness criteria and are ready to exit the Sandbox will continue to operate in that space by offering approved products to the public, pending the promulgation of the relevant legal and regulatory framework. See “—Amendments to the Payment Clearing and Settlement Act.” The Fintech Regulatory Sandbox is intended to result in greater efficiency in the regulatory process allowing digital innovations a faster turnaround time to go to market on a limited scale. In 2024, a key milestone was the revision of the Sandbox guidelines to offer greater clarity on the expectations for entities seeking admission to test in the Sandbox.

Amendments to the Proceeds of Crime Act and Regulations—to Facilitate Stratified CDD Requirements

In November 2019, Parliament passed amendments to the POCA and attendant regulations to facilitate a risk-based approach for money-laundering and counter-financing of terrorism oversight by regulated businesses. These amendments will permit regulated businesses, including financial institutions, to develop a risk-based profile for their customers, considering specific consumer profiles, product design (including perhaps transaction limits and account thresholds) and any regulatory guidance issued by a competent authority. Based on this risk profile, a financial institution may apply stratified due diligence based on the assessed money laundering and terrorism financing risk. The BOJ has since engaged in a consultation process to amend and make updates to its guidance notes to licensees under the BSA. The BOJ is targeting completion of the Guidance note for gazetting by the end of the 2025 calendar year. Further, in order to track ongoing compliance with customer due diligence (“CDD”) and relationship due diligence (“RDD”) requirements as the Designated Authority under POCA, the BOJ developed a reporting template which captures the completeness of KYC information by licensees under the BSA which commenced in 2019. The BOJ will include information on the recent legislative amendments that permit simplified customer due diligence requirements in its financial inclusion public sensitization program through radio and digital outreach.

Amendments to the Payment Clearing and Settlement Act—to strengthen the BOJ’s oversight of financial market infrastructure and create a supervisory framework for Payment Service Providers

In April 2020, the BOJ submitted its policy proposals for legislative amendments to the PCSA. These legislative amendments provide the BOJ with explicit powers for the supervision of payment service providers (“PSPs”), including licensing, monitoring and enforcement powers in relation to PSPs. Key terms, such as payment services, are also defined to bring clarity to the scope of the BOJ’s regulatory oversight of the industry and to enable an environment for innovation, while ensuring Jamaica’s compliance with international best practices for AML/CFT oversight of payment transactions, such as the FATF recommendations.

The draft submission for the legislative amendment was approved by Cabinet in December 2023. Drafting instructions to amend the PCSA were issued in January 2024, and a third draft bill was submitted to the BOJ in February 2025 and comments provided to the MOFPS at end March 2025. Subject to any further amendments, the bill is to be tabled in Parliament. BOJ continues to work on the development of policy proposals for attendant regulations, pending the enactment of the legislative amendments.

Bank of Jamaica Act—Legislative amendments to improve BOJ’s enforcement powers in relation to cambios and money transfer and remittance service providers (FATF Recommendation 14)

In April 2020, the BOJ submitted its policy proposals to amend the Bank of Jamaica Act to address concerns raised in the Mutual Evaluation Report, 2017 in relation to FATF Recommendation 14. Specifically, the policy proposals seek to improve the enforcement framework for the BOJ’s oversight of cambios and money transfer and remittance service providers through increased penalties. As at April 5, 2024, the Ministry confirmed that the Attorney General’s Chambers had granted its letter of non-objection to the draft cabinet submission. In December 2024, the Cabinet approved the submission to amend the BOJA and on December 18, 2024 drafting instructions were dispatched to the Office of the Parliamentary Counsel.

Special Resolution Regime

The Jamaican authorities set out to establish an SRR for Jamaica, as part of several key reforms set out in the Government of Jamaica’s Memorandum of Economic and Financial Policies to enhance the resilience and stability of the financial system. In order to better align Jamaica’s resolution framework with international standards and practice, BOJ, JDIC and the FSC, under the auspices of the FRC, engaged technical assistance to address important gaps that would impede the pursuit of timely, efficient and effective resolution of local financial institutions that limit the cost to tax payers.

The main objective of the SRR is to establish and promote private-sector solutions for resolving failed or failing financial institutions. Prioritizing the preservation of financial stability and minimization of the use of public funds. Another key feature of the SRR is the timely determination of an entity becoming non-viable (by way of pre-specified qualitative and quantitative triggers), and to assess whether or not the entity’s non-viability or failure will have a deleterious impact on the stability of the financial system or the continuity of critical financial services.

The SRR framework will establish the BOJ as the Resolution Authority. The Resolution Authority will be operationally independent from the BOJ’s supervisory function in order to ensure that those functions are exercised independently to avoid conflicts of interests and to preserve public confidence. The identification of public interest is a necessary pre-condition for taking resolution action in respect of a failing financial institution. The Resolution Authority may use powerful resolution tools to achieve an outcome that is in the public interest. In their decision-making, the Resolution Authority may consider such factors as minimizing costs to taxpayers and limiting disruption in the provision of critical financial services in the event of failure of a financial institution.

The SRR legislation seeks to put in place a suite of administrative mechanisms (resolution tools) that will empower the Resolution Authority to, efficiently resolve systemically important financial institutions before they become completely balance sheet insolvent with limited Court involvement. The legislation will also include insolvency provisions specific to the winding up of insolvent financial institutions or parts of financial groups that are not systemically important.

The Financial Institutions (Resolution & Winding up) Act, 2024 was tabled before the Senate on June 28, 2024. The bill is now expected to go through the customary processes necessary for passage of legislation. The bill, among other things, (i) establishes the Resolution Authority; (ii) provides for resolution powers and tools; (iii) establishes conditions for entry into resolution, (iv) provides for resolution funding and (v) provides for both solvent and insolvent winding-up of all financial institutions in the scope of the bill. Stakeholder education sessions commenced soon after the bill was tabled including presentations to the Jamaica Bankers Association and the issuance of a “Frequently Asked Questions” document to the industry. These efforts will continue with the DTI industry and all relevant stakeholders including securities and insurance industries.

Consolidated Supervision and Licensing of Financial Holding Companies.

During 2019, the BOJ in collaboration with the FSC began working on a supervisory methodology related to the oversight of ADs. In addition, in an effort to further enhance the supervision and regulation of financial groups, the Government of Jamaica passed the Banking Services (FHCs) (Licence Application) Rules in November 2019. The rules govern FHCs under the BSA and, among other things, set out the minimum information which must be provided in an application to be licensed as an FHC under the BSA. The BOJ completed the licensing of a systemically important financial group under this rule in May 2021 and a second FHC in September 2022. In 2023, the BOJ successfully licensed three additional FHCs and finalized the licensing of two additional FHCs in 2024.

Currently, the Bank has licensed seven out of the eight FHCs under the Banking Services Act and commenced monitoring for all licensees which operate as a group as defined by the BSA. The priority is to now build out prudential standards for solvency, liquidity and large exposures and related parties.

The Liquidity Coverage Ratio

As discussed, on October 18, 2019, the BOJ published the LCR SSP. This standard aims to ensure that a financial institution has an adequate stock of unencumbered HQLA, consisting of cash or assets that can be converted into cash at little to no loss of value in private markets to meet its liquidity needs for a 30-calendar day liquidity stress scenario.

The BOJ phased in the LCR over a one-year period beginning at its effective date, November 30, 2019. The minimum requirement was first set at 75% in November 2019 and increased to 100% as at the end of November 2020. Licensees began reporting on November 30, 2019.

The BOJ will be engaging the legislative process for implementing the LCR as a regulation pursuant to section 131(1)(j) of the BSA. The publication of the LCR SSP represented the first phase in this process. The next phase includes the process for finalizing the proposed drafting instructions for the LCR.

The Bank is currently engaged in a consultation process on proposed amendments to the standard of sound practice on the LCR, specifically through the introduction of an HQLA usability framework. Under the updated LCR, DTIs, will be subject to a newly proposed early warning threshold of 120%. The early warning threshold will require DTIs to hold a buffer of HQLA above the regulatory minimum LCR requirement of 100%.

The consultation process involves receiving feedback on the BOJ’s proposed tiered ladder of supervisory responses that would be triggered when a DTI’s LCR falls below specific thresholds. Under the BOJ’s proposal, prompt corrective action will be required once the LCR falls below 115%, with potential supervisory intervention and actions including enhanced monitoring, the submission of recovery plans, and restrictions on discretionary payments such as dividends and bonuses.

The Central Bank Digital Currency

Amendments to the Bank of Jamaica Act 2020 passed into law on June 14, 2022 designated the BOJ as the sole authority to issue the central bank digital currency (“CBDC”), JAM-DEX, which is now legal tender. With the amendments, all references to “notes and coins” are now expanded and replaced with “notes, coins and central bank digital currency” with central bank digital currency defined as a digital form of currency issued by the BOJ that is legal tender in electronic form. The CBDC issued by BOJ is solely for domestic use and the BOJ is using the hybrid model for issuing CBDC. BOJ therefore not only issues to commercial banks, but also to other DTIs, including building societies, merchant banks and PSPs, all licensed or authorised by BOJ. These entities distribute CBDCs to the retail market. The BOJ may make rules and regulations to govern cyber security standards and the interaction between intermediaries and customers in the use of the central bank digital currency, as well as to prescribe the framework under which central bank digital currency is held or used by the public.

The issuance and distribution of the CBDC is fully integrated with the BOJ’s financial market infrastructure, the JamClear® Real Time Gross Settlement System (“RTGS”), leveraging the existing financial and telecommunications infrastructures of the country. It is this consideration and prerequisite that led to BOJ choosing a non-blockchain CBDC option.

As of the date of this report, three deposit-taking institutions have been onboarded as JAM-DEX® wallet providers. These entities have installed their currency plates and can be issued with JAM-DEX®. One additional wallet provider is set to complete its onboarding by July 2025. This will increase the number of wallet providers to four by the end of 2025.

By mid-2023, focus was placed on strengthening the infrastructure of merchants to facilitate the use of JAM-DEX® via point-of-sale (“POS”) machines and online payments. In this regard, the BOJ undertook a pilot of a POS solution to transact in JAM-DEX® via the use of a dynamic QR Code on a POS device. The BOJ intends to facilitate the provision of the POS solution on a wide scale to wallet providers.

With respect to government initiatives, the BOJ, in collaboration with TAJ, commenced a pilot program utilizing the Jamaica Tax Portal to accept JAM-DEX® payments online for three types of transactions: property taxes, fitness fees and traffic tickets. The pilot commenced on April 9, 2025 and closed on May 22, 2025. As at April 30, 2025, JAM-DEX® payments executed online have been successful. At the end of the pilot period, the option to pay the three types of transactions with JAM-DEX® will remain online and accessible to the public.

As at April 30, 2025, the value of JAM-DEX® minted is J$276 million, with J$258.45 million issued to wallet providers. The balance of J$17.55 million is held at the BOJ. Currently there are over 289,000 wallet-holders.

The Stock Market

Jamaica Stock Exchange

The Jamaica Stock Exchange (“JSE”) is the oldest and largest stock exchange in the English-speaking Caribbean. It was established as a private limited company in August 1968, and floor trading commenced in February 1969. It is now a public company and was determined by Bloomberg Businessweek in January 2019 to be the world’s best-performing stock market. The JSE is a self-regulatory organization, although the FSC has regulatory oversight. The JSE has in place a comprehensive code of rules governing members’ conduct and market operations, and has not experienced any market scandal during its 56-year history. The FSC also regulates the Jamaican securities industry. Transactions done on the floor of the JSE are settled using a T+1 cycle.

The JSE has undertaken several modernization initiatives in recent years. In 1997, the JSE established a formal relationship with the CUSIP Service Bureau for the assignment of international securities identification numbers (“ISIN”) for Jamaican securities. In 2012, the JSE was granted approval for partnership with the Association of National Numbering Agencies (“ANNA”) and the JSE assigns ISINs for Jamaican securities. The JSE was granted full membership of the ANNA effective January 1, 2025.

In 1998, the Jamaica Central Securities Depository Limited, designed in conformity with G30 standards, was incorporated as a legal entity and began operations on June 1, 1998. In February 2000, the JSE introduced automated trading, and as at May 2000, all securities listed on the JSE are traded remotely from brokers’ offices.

In May 2000, the JSE All Jamaican Composite index was introduced. This index tracks the performance of local companies. In June of the same year, the JSE Select Index was introduced to track the performance of the 15 most liquid stocks on the JSE.

In 2007, the JSE started the process of demutualization, and on June 30, 2008, the JSE became a listed company after listing its Preference Shares. The Preference Shares have been redeemed and consequently delisted on May 31, 2013. In July 2013, the JSE offered 20% of its ordinary shares to the public by way of an IPO and the offer was oversubscribed by 41%. More than 150 applications were received for the offer. The JSE listed the ordinary shares on July 23, 2013.

The JSE launched the Junior Stock Market on April 2, 2009. This market provides an opportunity for local and CARICOM small- and medium-size enterprises to raise capital. The JSE Junior Market has been endorsed by the Jamaican government through a ten-year tax break. As such, a company that lists on the JSE Junior Market is not liable to pay taxes on profits for the first five years and is liable for just 50% of the corporate tax rate for the second five-year period.

The JSE Combined Index started on April 1, 2011, at 86,897.4 points. This index tracks the performance of all the companies that issue ordinary shares listed on both the Main Market and Junior Market of the JSE. In July 2011, the JSE launched the US$ Equities Market which facilitates the trading and settlement of US$ denominated shares. The JSE US$ Equities Market Index, which tracks the performance of companies whose shares trade in US dollars, started at 100 Points and has grown to 224.84 points as at March 31, 2025, down from 247.81 points as at March 2024.

In June 2013, the JSE launched the Bond Market which facilitates the trading and settlement of fixed income securities, whether they are corporate bonds, Government of Jamaica securities, the securities of any other sovereign CARICOM country.

In 2019, the JSE launched two indices: the JSE Financial Index and the JSE Manufacturing and Distribution Index. The JSE Financial Index which started on March 1, 2019 at 100 points, has grown to 103.3 points as at March 31, 2020. This new Index tracks the performance of financial services companies, which includes insurance companies, banks, microfinance companies, consumer finance companies and diverse financial services companies that are listed on both the Main Market and Junior Market and trade in J$. The JSE Manufacturing and Distribution Index commenced on October 1, 2019 at 100 points and it tracks the performance of the companies in the manufacturing and distribution industries.

On January 11, 2021, the JSE launched the Private Market which facilitates the listing and trading of private securities that are registered with the FSC in accordance with the FSC guidelines for exempt distributions.

Trading Activity: Main Market

In 2024, market volume including block trades totaled 7.3 billion shares, an increase of 46% from the 5.0 billion shares traded in 2023. The value of shares traded in 2024 amounted to J$76.5 billion, an increase of 99% from 2023.

For the period from January to March 2025, market value, including block trades, amounted to over J$38.6 billion, up 292.5% relative to the same period in 2024. Market volume, including blocks, has increased by 133.3% for the stated period to 4.2 billion units, compared to the 1.8 billion units recorded in the same period in 2024. An increase was experienced in the number of transactions (including blocks) of 36.4% to 68,541 transactions for the period. For the stated period, there were 62 trading days.

At December 31, 2024, market capitalization totaled J$1.8 trillion, up 5.8% from 2023. The top ten listed companies (based on market capitalization) account for approximately 62.1% of market capitalization, with the top five listed companies accounting for 40.1% of market capitalization at December 31, 2024. At March 31, 2025, there were 54 companies listed on the JSE Main Market, and market capitalization totaled J$1.7 trillion.

Market volume (excluding blocks) for the period January to March 2025 amounted to 1.9 billion units compared to 1.7 billion units for the same period in 2023. This represents an increase of 125.6 million units, or 7.1%. The market value for the stated period increased to J$30.3 billion from J$9.7 billion for the same period in 2024. This reflects an increase of 212.3% or J$20.6 billion.

Between January and March 2025, the number of transactions increased by 36.4% to 68,532 transactions when compared to the non-block transactions for the same period in 2024. Nine block trades have been processed for the stated period compared to the 8 block trades in the same period in 2024. Market volume in the block market for the stated period amounted to 2.3 billion units compared to 6.0 million units in the comparative period in 2024. The total value of block trades as at March 31, 2025 stands at J$8.4 billion relative to J$153.6 million in 2024.

For the year ended December 31, 2024, the month that recorded the largest number of transactions was December with 21,939 transactions. Meanwhile, the month that experienced the least transactions was July with 14,588 transactions. The month of October recorded the smallest monthly volume traded, which amounted to 267.3 million units and June recorded the smallest value traded, which amounted to J$2.2 billion. The month of December registered the highest market volume of 1.2 billion units and the largest market value of J$22.4 billion.

For the year ended December 31, 2024, the main advancers were Wigton Energy Limited, formerly Wigton Windfarm Limited, up 75.9% to close at J$1.39, and Lasco Manufacturing Limited, up 74.8% to close at J$7.85. On the other hand, the main decliners were Pulse Investments Limited, down 44.4% to close at J$1.15, and Radio Jamaica Limited, down 35.6% to close at J$1.25. Trading occurred in 52 ordinary stocks, of which 28 advanced and 23 declined.

The following table shows yearly trading data for the Jamaica Stock Exchange for the period beginning January 2015 to March 31, 2025:

Jamaica Stock Exchange Trading Data – Main Market

Period	Period-End Market Capitalization	Value Traded	Period-End Market Index	No. of Listed Companies	No. of Brokers
	(in millions of J$)
2015	615,559.6	64,647.8	150,692.1	36	12
2016	697,446.8	48,449.6	192,276.6	35	12
2017	1,048,740.0	36,689.8	288,382.0	36	13

Period	Period-End Market Capitalization	Value Traded	Period-End Market Index	No. of Listed Companies	No. of Brokers
	(in millions of J$)
2018	1,383,834.9	75,469.5	379,790.8	39	13
2019	1,929,947.7	100,056.5	509,916.4	45	13
2020	1,547,121.9	55,824.3	395,614.9	49	13
2021	1,713,866.5	63,926.9	396,155.6	51	14
2022	1,763,189.9	56,356.5	355,896.6	52	15
2023	1,682,820.5	38,419.6	325,699.8	52	14
2024	1,780,158.9	76,470.0	335,794.9	54	14
January to March 2025	1,750,642.3	38,650.9	330,104.3	54	14

Source: Jamaica Stock Exchange.

Main Market Index

As at the end of March 2025, relative to the same period last year, the Main JSE Index increased by 0.7% and the All Jamaican Composite Index increased by 3.9%. At the same time the JSE Select Index, which tracks the 15 most liquid stocks, recorded a decline of 1.8%. The JSE Combined Index, which tracks the main market and the junior market companies, increased by 0.2% at the end of the period.

The following table shows the market indices as at March 31, 2025:

Index	Value 2025 points	Point change(1)	Percent change(1)
Main JSE Index	330,104.3	(5,690.6)	(1.7)
All Jamaican Composite Index	383,180.2	(5,049.7)	(1.3)
JSE Select Index	8,041.5	(243.3)	(2.9)
JSE Combined Index	342,015.4	(5,880.8)	(1.7)
JSE Jnr Market Index	3,673.9	(61.1)	(1.6)

(1)	Measured against December 2024.

Source: Jamaica Stock Exchange.

For the year ended December 31, 2024, on average the ordinary stock prices depreciated by 2.0% and the advance decline ratio was 23:27 for the Main Market.

Trading Activity Junior Market

On April 2, 2009, the JSE launched its Junior Market. The total volume traded amounted to 3.3 billion units valued at J$7.1 billion in 2024. For the period January 1, 2025 to March 31, 2025, volume amounted to 824.6 million units with a value of J$1.6 billion.

For the year ended December 31, 2024, the JSE Junior Market Index decreased by 2.9% to close at 3,735.1 points. For the period January 1, 2025 to March 31, 2025, the JSE Junior Market Index decreased by 1.6% to close at 3,673.9 points.

As at March 31, 2025, the market capitalization of the Junior Market amounted to J$145.9 billion and there were 48 domestic companies listed on the Junior Market.

Market volume for the period January 1, 2025 to March 31, 2025 amounted to 824.6 million units, compared to 579.9 million units in the same period of 2024. The number of transactions increased to 29,921 from 26,600 for the same period in 2024. Correspondingly, market value increased to J$1.6 billion from J$1.4 billion for the same period in 2024.

There were 62 days of trading for the period from January 1, 2025 to March 31, 2025.

The following table shows yearly trading data for the JSE Junior Market for the period from January 2015 to March 31, 2025:

Jamaica Stock Exchange Junior Market Trading Data – Junior Market

Period	Period-End Market Capitalization	Value Traded	Period-End Market Index	No. of Listed Companies
	(in millions of J$)	(in millions of J$)
2015	67,946.7	7,429.7	1,791.0	23
2016	103,417.6	5,067.3	2,593.7	29
2017	114,795.2	6,863.7	2,732.1	34
2018	139,776.8	5,848.8	3,246.8	36
2019	151,356.4	12,442.2	3,348.9	41
2020	119,969.8	5,189.3	2,643.4	41
2021	157,557.9	7,113.3	3,428.3	41
2022	194,289.8	16,377.8	3,986.4	47
2023	185,678.8	10,120.8	3,848.3	48
2024	148,453.6	7,050.4	3,735.1	48
January to March 2025	145,870.0	1,552.8	3,673.9	47

Source: Jamaica Stock Exchange.

JSE Junior Market Index

The JSE Junior Market Index started the year 2024 at 3,848.3 points and at December 31, 2024 the Index closed at 3,735.1 points. This represented a decrease of 2.9%. The index closed at 3,673.9 points as at March 31, 2025. During 2024, two companies migrated to the JSE Main Market and there were two ordinary share listings bringing the total listings on the JSE Junior Market to 48 and the total listed companies to 48 as at December 31, 2024. During the period from January 1, 2025 to March 31, 2025, there were no new listings and one delisting on the JSE Junior Market.

Market Developments

As at March 31, 2025, the total number of companies listed on the Main Market stood at 54 while the total number of companies listed on the Junior Market stood at 47. There were 18 preference share listings as at March 31, 2025 on the Main Market. As at March 31, 2025, the number of companies listed on the USD market stood at 12 companies: 10 ordinary share and 9 preference share listings. As at March 31, 2025, there were 6 securities listed on the JSE Bond Market. As at March 31, 2025, there were 11 securities listed on the JSE Private Market.